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2007 Annual Report

Notice of 2008 Annual Meeting and Proxy Statement

About D&B®

D&B (NYSE:DNB) is the world's eading source of commercial nformation and insight on businesses, enabling customers to Decide with Confidence®, for over 166 years. Our global commercial database contains more than 125 million business records. The database is enhanced by our proprietary DUNSRight® quality process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

We provide customers with four solution sets, which meet a diverse set of customer needs globally. Customers use our Risk Management Solutions™ to mitigate credit risk, increase cash flow and drive increased profitability; our Sales & Marketing Solutions™ to increase revenue from new and existing customers; our E-Business Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries; and our Supply Management Solutions™ to increase cash by generating ongoing savings from our customers' suppliers and by protecting our customers from serious financial, operational and regulatory risk. For more information, please visit www.dnb.com.

Financial Highlights

Years Ended December 31,

(in millions, except earnings per share amounts)	**2007**	2006	2005	2004	2003
Results of Operations[1,2]					
Core Revenue	**$1,599.2**	$1,474.9	$1,380.0	$1,290.7	$1,178.8
Operating Income	**$ 451.5**	$ 419.2	$ 395.7	$ 348.1	$ 321.4
Income from Continuing Operations	**$ 271.9**	$ 256.4	$ 243.3	$ 215.8	$ 191.6
Free Cash Flow	**$ 304.5**	$ 284.2	$ 283.8	$ 238.3	$ 205.4
Per Share Data[1,2]					
Basic Earnings Per Share of Common Stock from Continuing Operations	**$ 4.67**	$ 4.05	$ 3.64	$ 3.07	$ 2.61
Diluted Earnings Per Share of Common Stock from Continuing Operations	**$ 4.55**	$ 3.94	$ 3.51	$ 2.95	$ 2.52
Weighted Average Number of Shares - Basic	**58.3**	63.2	66.8	70.4	73.5
Weighted Average Number of Shares — Diluted	**59.8**	65.1	69.4	73.1	75.8

[1] *See "How We Manage Our Business" and "Results of Operations" of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the attached Form 10-K for the year ended December 31, 2007, for a discussion of why the Company uses non-GAAP financial measures.*

[2] *Results have been adjusted to reflect the sale of our Italian real estate business and the classification of that business as discontinued operations.*

Core Revenue
Dollars in Billions


1.18
1.29
1.38
1.47
1.60
03
04
05
06
07

Operating Income
Dollars in Millions


321.4
348.1
395.7
419.2
451.5
03
04
05
06
07

Earnings Per Share
from Continuing Operations Diluted


2.52
2.95
3.51
3.94
4.55
03
04
05
06
07

Free Cash Flow
Dollars in Millions


205.4
238.3
283.8
284.2
03
04
05
06
07

Decide with Confidence

March 24, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation on Tuesday, May 6, 2008, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey.

The Notice of Annual Meeting and Proxy Statement accompanying this letter more fully describe the business to be acted upon at the meeting. Our Annual Report on Form 10-K for the year ended December 31, 2007 is also attached.

We are pleased to take advantage of the new U.S. Securities and Exchange Commission rules that allow companies to electronically deliver proxy materials to their shareholders. We believe that this new process will allow us to provide our shareholders with the information they need while lowering printing and mailing costs, reducing the environmental impact of our annual meeting, and more efficiently complying with our obligations under the securities laws. On or about March 24, 2008, we mailed to our beneficial shareholders a Notice containing instructions on how to access our 2008 Proxy Statement and Annual Report and vote online. Registered shareholders will continue to receive a printed copy of the Proxy Statement and Annual Report by mail.

Whether or not you plan to attend the meeting, your vote is important. In addition to voting in person, shareholders of record may vote via a toll-free telephone number or over the Internet. Shareholders who received a paper copy of the Proxy Statement and Annual Report by mail may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided. If your shares are held in the name of a bank, broker or other holder of record, check your proxy card to see which of these options are available to you.

On behalf of our Board of Directors, thank you for your continued support of D&B.

Sincerely,

Steven W. Alesio
Chairman and Chief Executive Officer

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Decide with Confidence

Notice of 2008 Annual Meeting of Shareholders

The 2008 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation will be held on Tuesday, May 6, 2008, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey. The purpose of the meeting is to:

1. Elect three Class II directors for a three-year term;
2. Ratify the appointment of our independent registered public accounting firm; and
3. Transact such other business as may properly come before the meeting. We know of no other business to be brought before the meeting at this time.

Only shareholders of record at the close of business on March 10, 2008, will be entitled to vote at the meeting.

By Order of the Board of Directors,

Jeffrey S. Hurwitz
Senior Vice President, General Counsel and Corporate Secretary

Dated: March 24, 2008

YOUR VOTE IS IMPORTANT

TO ASSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO VOTE YOUR SHARES AS PROMPTLY AS POSSIBLE. IN ADDITION TO VOTING IN PERSON, SHAREHOLDERS OF RECORD MAY VOTE VIA A TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET AS INSTRUCTED IN THESE MATERIALS. IF YOU RECEIVED THE PROXY STATEMENT BY MAIL, YOU MAY ALSO VOTE BY COMPLETING, SIGNING AND MAILING THE ENCLOSED PROXY CARD PROMPTLY IN THE RETURN ENVELOPE PROVIDED. PLEASE NOTE THAT IF YOUR SHARES ARE HELD BY A BROKER, BANK OR OTHER HOLDER OF RECORD AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN A LEGAL PROXY FROM THAT RECORD HOLDER.

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TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

The Board of Directors of The Dun & Bradstreet Corporation is soliciting your proxy for use at the Annual Meeting of Shareholders to be held on May 6, 2008. On or about March 24, 2008, we mailed to our beneficial holders a Notice containing instructions on how to access the proxy materials on the Internet, and we mailed to our registered shareholders a printed copy of the proxy materials. Our principal executive offices are located at 103 JFK Parkway, Short Hills, New Jersey 07078-2708, and our main telephone number is 973-921-5500. D&B is listed on the New York Stock Exchange, or NYSE, with the ticker symbol DNB.

Notice of Internet Availability of Proxy Materials

In accordance with the "notice and access" rule recently adopted by the U.S. Securities and Exchange Commission, or SEC, we are making the proxy materials available to all of our shareholders on the Internet and we are mailing to our beneficial holders a "Notice of Internet Availability of Proxy Materials" containing instructions on how to access our proxy materials and how to vote on the Internet and by telephone. We are mailing to our registered shareholders a printed copy of our proxy materials. If you received a Notice of Internet Availability of Proxy Materials and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice.

Annual Meeting Admission

To attend the Annual Meeting, you will need an admission ticket or other evidence of stock ownership as of the record date. Only shareholders of record as of the record date will be entitled to attend the meeting.

Registered shareholders. If you are a registered shareholder and you plan to attend the Annual Meeting in person, please bring your admission ticket attached to the proxy card or other evidence of stock ownership as of the record date.

Beneficial holders. If your shares are held in the name of a bank, broker or other holder of record (in "street name") and you plan to attend the Annual Meeting in person, please bring your Notice of Internet Availability of Proxy Materials or other evidence of stock ownership as of the record date. You may also obtain an admission ticket in advance of the meeting by sending a written request, along with evidence of stock ownership as of the record date, such as a bank or brokerage account statement, to our Corporate Secretary at the address of our principal executive offices noted above.

Who Can Vote

Only shareholders of record at the close of business on March 10, 2008 are eligible to vote at the meeting. As of the close of business on that date, there were 56,344,148 shares of our common stock outstanding.

How to Vote

In addition to voting in person at the meeting, shareholders of record can vote by proxy by calling a toll-free telephone number, by using the Internet or, for shareholders who received a printed copy of the proxy materials, by mailing a completed and signed proxy card. The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting by telephone or the Internet should understand that there may be costs associated with voting in these manners, such as usage charges from telephone companies and Internet service providers, which must be borne by the shareholder.

A proxy that is signed and returned by a shareholder of record without specifications marked in the instruction boxes will be voted in accordance with the recommendations of the Board of Directors, as outlined in this proxy statement. If any other proposals are properly brought before the meeting and submitted to a vote, all proxies will be voted on those other proposals in accordance with the judgment of the persons voting the proxies.

Specific voting instructions are set forth below and can also be found on the Notice of Internet Availability of Proxy Materials and on the proxy card. If you received more than one Notice or proxy card, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions included in each Notice and proxy card to ensure that all of your shares are voted.

Registered Shareholders

Vote by Telephone. Registered shareholders can vote by calling toll-free at 800-690-6903. Voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

Vote on the Internet. Registered shareholders can vote on the Internet at the website *www.proxyvote.com.* As with telephone voting, you can confirm that your instructions have been properly recorded.

Vote by Mail. Registered shareholders can vote by mail by simply indicating your response on your proxy card, dating and signing it, and returning your proxy card in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card to The Dun & Bradstreet Corporation, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717.

Beneficial Holders

If your shares are held in street name, the Notice mailed to you from the organization that is the record owner of your shares contains instructions on how to vote your shares. Beneficial holders that received a printed copy of the proxy materials may complete and mail the proxy card or may vote by telephone or over the Internet as instructed by that organization in the proxy card. For a beneficial holder to vote in person at the annual meeting, you must obtain a legal proxy from the record owner.

Revocation of Proxies

A shareholder of record can revoke a proxy at any time before the vote is taken at the Annual Meeting by sending written notice of the revocation to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708, by submitting another proxy that is properly signed and bears a later date, or by voting in person at the meeting. All properly executed proxies not revoked will be voted at the meeting in accordance with their instructions.

Voting Shares in the D&B Plans

You will receive only one proxy card for all of the D&B shares you hold in your name in our Employee Stock Purchase Plan, or ESPP, and in the D&B Common Stock Fund of our 401(k) Plan or the Moody's Corporation Profit Participation Plan, referred to as the PPP. If you are a current or former employee who currently has shares in the ESPP, 401(k) Plan or PPP, you are entitled to give voting instructions for the shares held in your account. Your proxy card will serve as a voting instruction card for the plans' trustees.

For the 401(k) Plan or the PPP, if you do not vote your shares or specify your voting instructions on your proxy card, the plan's trustee will vote your shares in the same proportion as the shares for which voting instructions have been received from other participants of the 401(k) Plan and PPP, except as otherwise required by law. For the ESPP, the plan's trustee will only submit voting instructions for the shares for which voting instructions have been received. To allow sufficient time for voting by the trustees of the plans, your voting instructions must be received by the applicable trustee by April 27, 2008.

List of Shareholders

The names of registered shareholders of record entitled to vote at the meeting will be available for inspection at the Annual Meeting and, for ten days prior to the meeting, at the office of our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Householding Information

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Proxy Statement and Annual Report, unless one or more of the shareholders at that address notifies us that they wish to continue receiving individual copies. We believe this procedure provides greater convenience to our shareholders and saves money by reducing our printing and mailing costs and fees.

If you and other shareholders of record with whom you share an address and last name currently receive multiple copies of our Proxy Statement and Annual Report and would like to participate in our householding program, please contact Broadridge by calling toll-free at 800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you participate in householding and wish to revoke your consent and receive separate copies of our Proxy Statement and Annual Report, please contact Broadridge as described above.

A number of brokerage firms have instituted householding. If you hold your shares in street name, please contact your bank, broker or other holder of record to request information about householding.

Proxy Solicitation

Our directors, officers and employees may solicit proxies on our behalf by communicating with shareholders personally or by telephone, facsimile, e-mail or mail. We have also retained the firm of Morrow & Co., Inc. to assist in the solicitation of proxies for a fee estimated at $6,000 plus expenses. We will pay all expenses related to such solicitations of proxies. D&B and Morrow & Co. will request banks and brokers to solicit proxies from their customers, where appropriate, and will reimburse them for reasonable out-of-pocket expenses.

Quorum and Voting Requirements

Our bylaws provide that a majority of the shares issued, outstanding and entitled to vote, whether present in person or represented by proxy, constitute a quorum at meetings of shareholders. Abstentions and broker "non-votes" are counted for purposes of establishing a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker has not received instructions from the beneficial owner and does not have discretionary voting power for that particular matter. Brokers are permitted by the NYSE to vote shares without instructions from beneficial owners on routine matters, including each of Proposals No. 1 and 2 discussed below.

Election of directors (Proposal No. 1) shall be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting (*e.g.*, the director nominees receiving the greatest number of votes will be elected). Only shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a plurality. Thus, shares present at the meeting that are not voted for a particular nominee and shares present by proxy for which the shareholder properly withholds authority to vote for such nominees, will not be counted towards such nominee's achievement of a plurality.

Ratification of the appointment of the independent registered public accounting firm (Proposal No. 2) shall be determined by the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote on the matter. Thus, shares present at the meeting that are not voted for ratification of the appointment of the independent registered public accounting firm and shares present by proxy for which the shareholder abstains from voting for such ratification, will not be counted towards such ratification's achievement of a majority.

Shareholder Account Maintenance

Our transfer agent is Computershare Trust Company, N.A. All communications concerning accounts of registered shareholders, including address changes, name changes, inquiries as to requirements to transfer shares of our common stock and similar issues, can be handled by contacting Computershare using one of the following methods:

- toll-free at 877-498-8861 (foreign holders dial 781-575-2725; hearing-impaired holders dial 781-575-2692);
- via fax at 781-575-3605;
- at Computershare's website *www.computershare.com/investor*; or
- by writing to Computershare, 250 Royall Street, Canton MA 02021.

CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors consists of eleven members, all of which are independent except for our Chairman and Chief Executive Officer, Steven W. Alesio, and our President and Chief Operating Officer, Sara Mathew. The objective of our Board of Directors is to conduct our business activities so as to enhance shareholder value. Our Board of Directors believes that good corporate governance practices support successful business performance and thus the creation of shareholder value. To institutionalize the Board's view of governance, our Board has adopted Corporate Governance Principles. These principles, which were last reviewed in December 2007, cover Board composition and performance (*e.g.*, director independence, qualifications of directors, outside directorships and committee service, selection of director nominees, director orientation and continuing education), the relationship of the Board with senior management (*e.g.*, attendance of non-directors at Board meetings and Board access to senior leadership), Board meetings, Board committee review and management review.

The Board has three standing committees: the Audit Committee, the Board Affairs Committee and the Compensation & Benefits Committee. Each Board committee has its own charter setting forth its purpose and responsibilities, including those required by the NYSE listing standards. Each of the committees and their charters are described in more detail below.

Our Corporate Governance Principles and the charters of our Audit Committee, Board Affairs Committee and Compensation & Benefits Committee are available in the Investors section of our website (*www.dnb.com*) and are also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Independence of the Board and Committees

Our Corporate Governance Principles require that at least two-thirds of the Board meet the criteria for independence established by the NYSE and applicable laws.

For a director to be considered independent, the Board must affirmatively determine that the director has no material relationship with us (either directly or indirectly, such as a partner, shareholder or officer of an organization that has a relationship with us). Our Corporate Governance Principles set forth categorical standards to assist the Board in determining what constitutes a material relationship with us. Generally, under these categorical standards, the following relationships are deemed *not* to be material:

- the director is the beneficial owner of less than five percent of our outstanding equity interests;
- the director is an officer or other employee of an entity, or his or her immediate family member is an executive officer (as defined in Section 303A.02 of the NYSE listing standards) of an entity, that in either case has received payments from us for property or services or that has made payments to us for property or services and the amount of such payments in each of the last three fiscal years is less than the greater of $1 million, or 2%, of the entity's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v));
- the director is a director or officer of an entity that is indebted to us, or to which we are indebted, and the total amount of indebtedness is less than 2% of the total consolidated assets of such entity as of the end of the previous fiscal year;
- the director, or any entity in which the director is an equity owner, director, officer or other employee, has obtained products or services from us on terms generally available to our customers for such products or services; or
- the director is an officer, trustee, director or is otherwise affiliated with a tax-exempt organization and we made, within the preceding three fiscal years, contributions in any fiscal year that were less than the

greater of (i) $1 million, or (ii) 2% of the tax-exempt organization's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v)), based upon the tax-exempt organization's latest publicly available information.

The Board retains the sole right to interpret and apply the foregoing standards in determining the materiality of any relationship. Also, in determining the independence of our directors, the Board considers the tenure of each director.

After considering all relevant facts and circumstances, our Board has determined that each of its members, except Steven W. Alesio, our Chairman and CEO, and Sara Mathew, our President and COO, is independent under the NYSE listing standards and applicable laws. Our Board has also determined that each member of the Audit Committee, the Board Affairs Committee and the Compensation & Benefits Committee is independent under the NYSE listing standards and applicable laws.

Board Meetings

Our Board held ten meetings in 2007, with no director attending fewer than 75% of the aggregate number of meetings of the Board and of the Committees of the Board on which he or she served.

The Chairman of the Board drafts the agenda for each Board meeting and distributes it to the Board in advance of each meeting. Each Board member is encouraged to suggest items for inclusion on the agenda.

Information and data that are important to the Board's understanding of the business and of scheduled agenda items are distributed sufficiently in advance of each Board meeting to give the directors a reasonable opportunity for review. Generally, directors receive Board materials no less than three days in advance of a meeting.

Our non-management directors meet in regularly scheduled executive sessions without members of management. Michael R. Quinlan serves as presiding director. His responsibilities in this role include presiding over executive sessions of the Board. Mr. Quinlan also performs such other responsibilities as the Board may from time to time delegate to him to assist the Board in performing its responsibilities. In the event of Mr. Quinlan's absence for any executive session, the Chairman of the Board will designate a substitute presiding director. The non-management directors held nine executive sessions of the Board in 2007.

Committees and Meetings

The table below provides the current membership information and number of meetings for each of the Audit Committee, Board Affairs Committee and Compensation & Benefits Committee.

Name	Audit	Board Affairs	Compensation & Benefits
Austin A. Adams (1)	X		X
John W. Alden		X*	X
Christopher J. Coughlin (2)	X		X
James N. Fernandez	X	X	
Victor A. Pelson	X*		X
Sandra E. Peterson		X	X
Michael R. Quinlan		X	X*
Naomi O. Seligman	X	X	
Michael J. Winkler		X	X
Committee Meetings held in 2007	5	3	7

* Committee Chair

(1) Mr. Adams joined our Board effective April 2, 2007 and was appointed to the Audit Committee and Compensation & Benefits Committee effective August 3, 2007.

(2) Mr. Coughlin was appointed to the Compensation & Benefits Committee effective August 3, 2007.

The Audit Committee. Under the terms of its Charter, the Audit Committee's primary function is to appoint annually the independent registered public accounting firm and to assist the Board in the oversight of: (1) the integrity of our financial statements, (2) the independent registered public accounting firm's qualifications and independence, (3) the performance of our internal audit function and independent registered public accounting firm, and (4) our compliance with legal and regulatory requirements. A copy of the Audit Committee's charter, which was amended and restated in November 2007, is attached as Exhibit A. The Report of the Audit Committee can be found under the "Audit Committee Information" section of this proxy statement.

Our Board has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are "financially literate" as defined by the NYSE listing standards.

Our Board has also determined that Christopher J. Coughlin and James N. Fernandez each qualify as an "audit committee financial expert" as that term has been defined by the rules of the SEC and have "accounting or related financial management expertise" within the meaning of NYSE listing standards.

The Board Affairs Committee. Under the terms of its Charter, the Board Affairs Committee's primary responsibilities include: (1) identifying individuals qualified to become Board members, (2) recommending candidates to fill Board vacancies and newly created director positions, (3) recommending whether incumbent directors should be nominated for reelection to the Board upon expiration of their terms, (4) developing and recommending to the Board a set of corporate governance principles applicable to the Board and our employees, and (5) overseeing the evaluation of the Board.

In accordance with our Corporate Governance Principles and the Board Affairs Committee Charter, the Board Affairs Committee oversees the entire process of selection and nomination of Board nominees, including screening candidates for directorships in accordance with the Board-approved criteria described below. The Committee, with input from the Chairman of the Board, will identify individuals believed to be qualified to become Board members. The Committee solicits candidates from its current directors and, if deemed appropriate, retains for a fee, a third-party search firm to identify and help evaluate candidates. The Committee will recommend candidates to the Board to fill new or vacant positions based on such factors as it deems appropriate, including independence, professional experience, personal character, diversity, outside commitments (*e.g.*, service on other Boards) and particular areas of expertise—all in the context of the needs of the Board.

The Board Affairs Committee will also consider nominees recommended by our shareholders. Any shareholder wishing to propose a nominee for consideration by the Board Affairs Committee may nominate persons for election to the Board of Directors if such shareholder complies with the notice procedures set forth in our bylaws and summarized under the "Shareholder Proposals for the 2009 Annual Meeting" section of this proxy statement. The Committee uses the same criteria described above to evaluate nominees recommended by our shareholders.

No individuals were proposed for nomination by any shareholders in connection with this proxy statement or the 2008 Annual Meeting of Shareholders.

The Compensation & Benefits Committee. Under the terms of its Charter, the primary function of the Compensation & Benefits Committee, or C&BC, is to discharge the Board's responsibilities relating to compensation of our Chairman and CEO and our other executive officers. Among other things, the C&BC: (1) evaluates the CEO's performance and reviews with the CEO the performance of other executive officers; (2) establishes and administers our policies, programs and procedures for compensating our executive officers; (3) has oversight responsibility for the administration of our employee benefits plans; and (4) oversees the evaluation of management. The C&BC may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee or, to the extent otherwise permitted by applicable plans (including employee benefits plans subject to ERISA), laws or regulations (including NYSE listing standards), to any other body, individual or management.

The C&BC has appointed the following committees comprised of employees of the company to perform certain settlor, fiduciary and administrative responsibilities for our employee benefit plans:

- The Plan Benefits Committee, which severally with the C&BC has fiduciary and administrative powers under the employee benefit plans with respect to settlor functions, except that the Plan Benefits Committee cannot take any action with respect to an employee benefit plan or create or terminate an employee benefit plan if it would result in an annual financial impact of greater than $1 million and the Plan Benefits Committee cannot take any action that is within the province of the Qualified Plan Investment Committee or the Plan Administration Committee;
- The Qualified Plan Investment Committee, which severally with the C&BC has fiduciary and administrative powers under the employee benefit plans with respect to the financial performance of the assets of the plans; and
- The Plan Administration Committee, which severally with the C&BC has fiduciary and administrative powers under the employee benefit plans to implement and maintain the administrative and claims procedures for the plans.

The C&BC may also delegate to our Chairman and CEO the authority to make limited grants under our equity compensation plans to non-executive officers. A detailed description of our processes and procedures for the determination of compensation for our executive officers and directors, including the role of the C&BC, our independent compensation consultant and our Chairman and CEO in determining or recommending the amount or form of compensation, is included in the "Compensation Discussion & Analysis" section of this proxy statement.

The C&BC has retained the services of an independent third-party compensation consultant, Hewitt Associates. The mandate of the consultant is to work for the C&BC in connection with its review of executive and director compensation practices, including the competitiveness of executive pay levels, executive incentive design issues, market trends in executive compensation, and technical considerations. The nature and scope of services rendered by Hewitt Associates on the C&BC's behalf is described below:

- Competitive market pay analyses for executive positions, including Total Compensation Measurement™ services, proxy data studies, Board of Director pay studies, dilution analyses, and market trends in executive and non-employee director compensation;
- Ongoing support with regard to the latest relevant regulatory, technical, and/or financial considerations impacting executive compensation and benefit programs;
- Assistance with the redesign of executive compensation or benefit programs, as needed; and
- Preparation for and attendance at selected management, C&BC, or Board meetings.

The C&BC did not direct Hewitt Associates to perform the above services in any particular manner or under any particular method. The C&BC evaluates the consultant periodically and has the final authority to hire and terminate the consultant.

Communications with the Board and Audit Committee

We have a process in place that permits shareholders and other interested persons to communicate with our Board of Directors through its presiding director, Michael R. Quinlan, and the Audit Committee through its chair, Victor A. Pelson. To report complaints about our accounting, internal accounting controls or auditing matters, shareholders and other interested persons should write to the D&B Audit Committee Chair, care of our third party compliance vendor, at: Listen Up Reports, Post Office Box 274, Highland Park, Illinois 60035. To report all other concerns to the non-management directors, shareholders and other interested persons should write to the Presiding Director of the D&B Board, care of Listen Up Reports at the address noted above. Communications that are not specifically addressed will be provided to the presiding director of our Board. Concerns can be reported anonymously by not including a name and/or contact information, or confidentially by marking the envelope containing the communication as "Confidential." Copies of all communications will be simultaneously provided to our compliance officer unless marked "Confidential." These instructions can also be found in the Corporate Governance information maintained in the Investors section of our website (*www.dnb.com*).

Attendance at Annual Meetings

Directors are expected to attend our Annual Meeting of Shareholders. All directors attended the 2007 Annual Meeting and all directors are expected to attend the 2008 Annual Meeting.

Service on Multiple Audit Committees

Our Corporate Governance Principles prohibit our Audit Committee members from serving as members of more than two other public company audit committees without the Board's approval. Any determination by the Board approving of service on more than two other public company audit committees will be disclosed in our annual proxy statement. No Audit Committee member currently serves on more than one other audit committee of a public company.

Transactions with Related Persons

There are no reportable transactions pursuant to this requirement.

Procedures for Approval of Related Persons Transactions

Our Board of Directors recognizes that related persons transactions present a heightened risk of conflicts of interest and therefore has adopted a written policy to be followed in connection with all related persons transactions involving D&B.

Under this policy, the Board has delegated to the Board Affairs Committee the responsibility for reviewing certain related persons transactions in excess of $120,000, in which the related person may have a direct or indirect interest. The Board has empowered our General Counsel to review all related persons transactions in excess of $120,000. Our General Counsel will refer to the Board Affairs Committee those transactions in which the related person may have a direct or indirect material interest. For purposes of this policy, a transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

In approving related persons transactions, the Board Affairs Committee shall determine whether each related persons transaction referred to the Committee was the product of fair dealing and whether it was fair to D&B.

Under this policy, we remind our directors and executive officers of their obligation to inform us of any related persons transaction and any proposed related persons transaction. In addition, we review our records and inquire of our directors and executive officers to identify any person who may be considered a related person. Using this information, we search our books and records for any related persons transactions that involved amounts, individually or in the aggregate, that exceeded $120,000.

Promoters and Control Persons

There are no reportable transactions pursuant to this requirement.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation & Benefits Committee are, or have been, an employee or officer of D&B. During fiscal year 2007, no member of our Compensation & Benefits Committee had any relationship with D&B requiring disclosure under Item 404 of Regulation S-K, the SEC rule regarding disclosure of related persons transactions. During fiscal year 2007, none of our directors or executive officers served on the compensation committee or equivalent or board of directors of another entity whose executive officer(s) served as a director of D&B or a member of our Compensation & Benefits Committee.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers and employees (including our chief executive officer, chief financial officer and principal accounting officer) and have posted the Code of Conduct in the Investors section of our website (*www.dnb.com*). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of our Code of Conduct applicable to our chief executive officer, chief financial officer and principal accounting officer by posting this information on our website.

Our Code of Conduct is also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

COMPENSATION OF DIRECTORS

Overview of Non-employee Director Compensation

Our non-employee directors' total compensation program consists of both cash and equity-based compensation awards as follows:

- Annual cash retainer of $50,000;
- Additional annual cash retainer to each committee chairperson of $15,000;
- Annual equity retainer grant of restricted stock units with a value of approximately $60,000 (based on the mean of the high and low trading prices of our common stock on the date of grant) which vest in full on the third anniversary of the date of grant and are payable in shares of our common stock upon vesting; and
- Annual stock option grant with a value of approximately $60,000 based on a modified Black-Scholes methodology, which vests in full on the first anniversary of the date of grant.

Cash compensation is paid in semi-annual installments on the first business day in March and July of each year. No separate fees are paid for attendance at Board or Committee meetings.

In addition, non-employee directors may elect to convert all or a portion of their annual cash retainer and/or committee chairperson retainer into our non-employee directors' deferred compensation plan. Directors who defer their cash retainers into our common stock fund will receive a 10% premium payment credited to their account. This premium vests in three years provided that the director does not transfer the underlying deferred amounts out of the stock fund prior to vesting.

Upon joining the Board, each new non-employee director receives a one-time stock option grant with a grant value of approximately $35,000 (based on a modified Black-Scholes methodology). These stock options vest in full one year from the date of grant.

In 2007, exclusive of the 10% premium, the total compensation paid to each of our non-employee directors was approximately $170,000. Each non-employee director who served as a committee chairperson received an additional $15,000. Approximately 65% to 71% of the total compensation for each director was paid in the form of equity. This ratio ensures that the interests of directors are aligned with those of our shareholders and underscores the Board's commitment that its non-employee directors have a significant stake in the success of D&B. The mix of equity, split equally between options and restricted stock units, also aligns with equity awards made to our named executive officers. This alignment emphasizes their shared goal to drive the long-term success of the organization.

Non-employee directors are also provided with the following benefits:

- Reimbursement for reasonable company-related travel;
- Director continuing education and other expenses;
- Travel accident insurance when traveling on company business;
- Personal liability insurance; and
- Participation in our charitable matching gift program up to $4,000 per calendar year.

Only non-employee directors receive compensation for serving on the Board. Directors who are also employees receive no additional compensation for their service.

External Benchmarking

The annual review of our non-employee directors' compensation program was conducted by our independent third-party compensation consultant, Hewitt Associates, retained by the Compensation & Benefits

Committee, or C&BC. The review was completed to ensure that the non-employee directors' compensation program was competitive with current market practice and trends, was consistent with the principles of good governance, and was aligned with the interests of shareholders. As a result of our annual review, and based on the C&BC's recommendation, the Board determined that in 2008 no changes would be made to the total compensation program for non-employee directors.

Stock Ownership Guidelines

Non-employee directors are required to hold 50% of all shares and restricted stock units obtained through the non-employee director compensation program throughout their tenure as directors of D&B, including net shares acquired upon the exercise of stock options. These guidelines further align the interests of directors and shareholders.

Non-employee Director Compensation Table

The following table summarizes the compensation paid to our non-employee directors in 2007:

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2) (3)	Option Awards ($) (2) (4) (5)	All Other Compensation ($) (6) (7)	Total ($)
Austin A. Adams (8)	37,431	44,858	24,208	1,872	108,369
John W. Alden	65,000	60,168	47,561	4,000	176,728
Christopher J. Coughlin	50,000	59,858	47,561	9,000	166,419
James N. Fernandez	50,000	59,858	47,561	5,000	162,419
Ronald L. Kuehn, Jr. (9)	37,500	53,908	34,717	7,750	133,874
Victor A. Pelson	65,000	60,271	47,561	10,500	183,331
Sandra E. Peterson	50,000	59,858	47,561	4,000	161,419
Michael R. Quinlan	65,000	59,858	47,561	6,500	178,919
Naomi O. Seligman	50,000	59,858	47,561	4,000	161,419
Michael J. Winkler	50,000	59,858	47,561	6,000	163,419

(1) In addition to the $50,000 annual cash retainer, the following non-employee directors received fees for serving as Committee chairpersons: Mr. Alden—$15,000 (for serving as Chair of the Board Affairs Committee); Mr. Pelson—$15,000 (for serving as Chair of the Audit Committee); Mr. Quinlan—$15,000 (for serving as Chair of the Compensation & Benefits Committee).

(2) Amounts shown represent the dollar amount of compensation cost recognized for the requisite service period (2007) as described in SFAS No. 123R. For more information about our adoption of SFAS No. 123R and information on how we value stock-based awards (including all assumptions made in such valuation), refer to our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, Notes to Consolidated Financial Statements, Note 11. Employee Stock Plans.

(3) During 2007, each non-employee director received the following stock award grants: 329 restricted stock units, or RSUs, granted on May 2, 2007 and 289 RSUs granted on July 2, 2007. Mr. Adams received a pro rata grant of 164 RSUs on May 2, 2007 due to his appointment to the Board effective April 2, 2007 and Mr. Kuehn received a pro rata grant of 144 RSUs on July 2, 2007 due to his scheduled retirement from the Board on September 30, 2007. In addition, Messrs. Alden and Pelson received 3 and 4 RSUs, respectively, on July 1, 2007, reflecting payment of a dividend equivalent in units on RSUs whose restrictions had lapsed; Mr. Kuehn received 92 RSUs on September 30, 2007 reflecting payment of a dividend equivalent in units on RSUs whose restrictions had lapsed in connection with his retirement from the Board. The per share grant date fair value is equal to the mean of the high and low trading prices of D&B stock on the NYSE as of the date of grant. On May 2, 2007, the per share grant date fair value was $90.91 and on July 2, 2007 the per share grant date fair value was $103.63. Therefore, excluding pro rata RSUs and dividend equivalent units, the total full fair value for RSUs granted to each non-employee director in 2007 was $59,858. These

RSUs vest in full on the third anniversary of the date of grant or at the director's termination of service, whichever is earlier. Dividend equivalent units vest in full when the restrictions on the corresponding RSUs lapse.

(4) On February 8, 2007, 2,086 stock options were granted to each of the non-employee directors with an exercise price of $88.04, which was equal to the fair market value of our common stock on that date (i.e., the mean of the high and low trading prices). The timing of the stock option grants was consistent with our practice since 2003 to have annual grants of stock options to directors reviewed by the C&BC and approved by the Board at the first meeting of the year and to set the grant date associated with the options as five business days after our annual earnings release. The stock options vest in full on the first anniversary of the date of grant. Options not yet vested terminate upon the director's termination of service, except that if the director terminates by reason of death, disability or retirement before the first anniversary, a pro rata portion of such options vest. The stock options expire on February 8, 2017.

(5) Per SFAS No.123R, the grant date full fair value of each option granted on February 8, 2007 (includes all non-employee directors except Mr. Adams) is $47,073 and is based on the Black-Scholes option valuation model, which makes the following assumptions: an expected stock-price volatility factor of 20.0%; a risk-free rate of return of 4.669%; a dividend yield of 1.10%; and a weighted average exercise date of 5.5 years. In the case of Mr. Adams, the grant date full fair value of his option granted on April 2, 2007 is $32,277 and is based on the following assumptions: an expected stock-price volatility factor of 19.22%; a risk-free rate of return of 4.53%; a dividend yield of 1.09%; and a weighted average exercise date of 5.5 years. These assumptions may or may not be fulfilled. The grant date full fair value cannot be considered a prediction of future value. In addition, the options gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

As a result of Mr. Kuehn's retirement from the Board in 2007, 743 of the 2,086 stock options granted on February 8, 2007 were forfeited in accordance with the terms and conditions of the grant. In light of this forfeiture, the SFAS No. 123R grant date full fair value we actually expensed in 2007 was $30,307, or $16,766 less than the stated $47,073.

(6) All non-employee directors, other than Mr. Alden and Ms. Seligman, elected to defer all or a portion of their cash retainers into the D&B common stock fund through the non-employee directors' deferred compensation plan. The directors received a 10% premium on such deferred amounts. The 10% premium is credited as additional deferrals under the D&B common stock fund and vests on the third anniversary of the deferral provided that none of the related deferred amounts are removed from the fund prior to this time. For the non-employee directors who elected to defer amounts into the D&B common stock fund, the 10% premium was: Mr. Adams—$1,872; Mr. Kuehn—$3,750; Messrs. Coughlin, Fernandez and Winkler—$5,000 each; Ms. Peterson—$4,000 and Messrs. Pelson and Quinlan—$6,500 each.

(7) In addition, amounts shown for Messrs. Alden, Coughlin, Fernandez, Kuehn and Pelson and Ms. Seligman include matching gifts of $4,000 each and for Mr. Winkler, $1,000, made pursuant to the D&B Corporate Giving Program available to all of our employees and non-employee directors.

(8) Appointed to the Board effective April 2, 2007.

(9) Retired from the Board effective September 30, 2007.

As of December 31, 2007, the aggregate number of stock awards (including units held in the D&B Common Stock Fund under our non-employee directors' deferred compensation plan, legacy deferred performance shares, and legacy phantom stock) and stock options outstanding for each non-employee director was as follows:

Equity Awards Outstanding as of December 31, 2007

Non-employee Director	Stock Awards (#)	Option Awards (#)
Austin A. Adams	661	1,425
John W. Alden	3,317	11,662
Christopher J. Coughlin	4,526	8,735
James N. Fernandez	4,758	8,735
Ronald L. Kuehn, Jr.	6,517	10,919
Victor A. Pelson	12,606	25,034
Sandra E. Peterson	6,007	20,621
Michael R. Quinlan	23,071	32,249
Naomi O. Seligman	6,399	25,034
Michael J. Winkler	4,281	5,956

Excluded from the table above are stock awards and stock options that certain non-employee directors hold in Moody's Corporation as a result of the spin-off from Moody's in 2000.

AUDIT COMMITTEE INFORMATION

Report of the Audit Committee

The Board of Directors has determined that each member of the Audit Committee is "independent" within the meaning of the SEC regulations and the NYSE listing standards. The Audit Committee selects our independent registered public accounting firm. Management has the primary responsibility for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in compliance with generally accepted accounting principles, applicable laws and regulations. Our independent registered public accounting firm is responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board, expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States and auditing management's assessment of the effectiveness of internal control over financial reporting. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures.

Management has represented to the Audit Committee that our financial statements were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm in the course of performing its oversight role.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from us and our management. The Audit Committee also considered whether the independent registered public accounting firm's provision of non-audit services to us is compatible with the firms' independence.

The Audit Committee met with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

Audit Committee

Victor A. Pelson, *Chairman*
Austin A. Adams
Christopher J. Coughlin
James N. Fernandez
Naomi O. Seligman

February 21, 2008

Audit Committee Pre-Approval Policy

The Audit Committee of the Board of Directors has adopted an Audit Committee Pre-Approval Policy. In accordance with this policy, the independent registered public accounting firm may not provide certain prohibited services. In addition, the Audit Committee must pre-approve the engagement terms and fees, and any changes to those terms and fees, of all audit and non-audit services performed by PricewaterhouseCoopers LLP. All pre-approval requests submitted to the Audit Committee are required to be accompanied by backup documentation and a view from PricewaterhouseCoopers LLP and our chief financial officer that the services will not impair the independent registered public accounting firm's independence. The policy does not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee may delegate its authority to one or more of its members, subject to an overall annual limit. Pre-approvals by the delegated member or members must be reported to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The aggregate fees billed to us by PricewaterhouseCoopers LLP for the last two fiscal years are as follows:

	Fiscal Year Ended December 31,	
	2007	2006
	(In thousands)	
Audit Fees (1)	$4,389	$5,066
Audit Related Fees (2)	275	147
Tax Fees (3)	464	154
All Other Fees	—	—
Total Fees	$5,128	$5,367

(1) Consists primarily of professional fees for services provided in connection with the audit of our financial statements, review of our quarterly financial statements, the audit of the effectiveness of internal control over financial reporting with the objective of obtaining reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects, the attestation of management's report on the effectiveness of internal control over financial reporting, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings. In addition, the 2006 amount includes $238,000 of increased fees related to the completion of the 2005 audit.

(2) Consists primarily of fees for audit of our employee benefit plans and services in connection with the review of certain compensation-related disclosures in our proxy statement.

(3) Consists primarily of foreign tax planning and assistance in the preparation and review of our foreign income tax returns.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The members of our Board of Directors are classified into three classes, one of which is elected at each Annual Meeting of Shareholders to hold office for a three-year term and until successors of such class are elected and have qualified.

Upon recommendation of the Board Affairs Committee, the Board of Directors has nominated Steven W. Alesio, Naomi O. Seligman and Michael J. Winkler for election as Class II Directors at the 2008 Annual Meeting for a three-year term expiring at the 2011 Annual Meeting of Shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF THE NOMINEES NAMED ABOVE AS DIRECTORS.

Nominees for Election as Directors with Terms Expiring at the 2011 Annual Meeting

Steven W. Alesio
Chairman and Chief Executive Officer
The Dun & Bradstreet Corporation

Steven W. Alesio, age 53, has served as our chairman of the board since May 30, 2005, as our chief executive officer since January 2005, and was named to our board of directors in May 2002. He also served as chief operating officer from May 2002 to December 2004, and as president from May 2002 to February 2007. Mr. Alesio previously served as our senior vice president of global marketing, strategy implementation, E-Business Solutions™ and Asia-Pacific/Latin America from July 2001 to April 2002, with additional leadership responsibility for data and operations from February 2001 to April 2002, and as senior vice president of marketing, technology, communications and strategy implementation from January 2001 to June 2001. Before joining D&B, Mr. Alesio was with the American Express Company for 19 years, most recently serving as president and general manager of the business services group and as a member of that company's Planning and Policy Committee, a position he held from January 1996 to December 2000. Mr. Alesio does not serve on the board of any public companies other than D&B.

Naomi O. Seligman
Senior Partner
Ostriker von Simson, Inc.

Naomi O. Seligman, age 69, has served as a director of D&B since June 1999, and is a member of the Audit Committee and Board Affairs Committee. Since June 1999, Ms. Seligman has been a senior partner at Ostriker von Simson, Inc. and co-partner of the CIO Strategy Exchange, a private forum for discussion and research which facilitates a dialogue between the chief information officers of large multinational corporations, premier venture capitalists, and computer industry establishment chief executive officers. Previously, Ms. Seligman was a senior partner of the Research Board, Inc., which she co-founded in 1977 and led until June 1999. Ms. Seligman is also a director of the following public companies: Akamai Technologies, Inc. and Oracle Corporation.

Michael J. Winkler
Retired Executive Vice President, Customer Solutions Group and Chief Marketing Officer
Hewlett-Packard Company

Michael J. Winkler, age 63, has served as a director of D&B since March 2005, and is a member of the Board Affairs Committee and Compensation & Benefits Committee. Mr. Winkler served at Hewlett-Packard Company, a technology solutions provider to consumers, businesses and institutions globally, from May 2002 to July 2005, most recently as executive vice president and chief marketing officer of Hewlett-Packard. Prior to that, Mr. Winkler was executive vice president for HP Worldwide Operations from May 2002 to November 2003, and served as executive vice president, Global Business Units for Compaq Computer Corporation from

June 2000 to May 2002. He also served as senior vice president and general manager of Compaq's Commercial Personal Computing Group from February 1998 to June 2000. Mr. Winkler does not serve on the board of any public companies other than D&B.

Directors with Terms Expiring at the 2009 Annual Meeting

Austin A. Adams
Retired Executive Vice President and Corporate Chief Information Officer
JPMorgan Chase

Austin A. Adams, age 64, has served as a director of D&B since April 2007, and is a member of the Audit Committee and Compensation & Benefits Committee. Mr. Adams served as executive vice president and corporate chief information officer of JPMorgan Chase from July 2004 (upon the merger of JPMorgan Chase and Bank One Corporation) until his retirement in October 2006. Prior to the merger, Mr. Adams served as executive vice president and chief information officer of Bank One from 2001 to 2004. Mr. Adams has also worked in a senior advisory capacity at GMAC since December 2007. Mr. Adams is also a director of the following public company: Spectra Energy, Inc.

James N. Fernandez
Executive Vice President and Chief Financial Officer
Tiffany & Company

James N. Fernandez, age 52, has served as a director of D&B since December 2004, and is a member of the Audit Committee and Board Affairs Committee. Mr. Fernandez has served with Tiffany & Co., a specialty retailer, designer, manufacturer and distributor of fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories, since October 1983. He has held numerous positions with Tiffany & Co., the most recent of which is executive vice president and chief financial officer since January 1998, with responsibility for accounting, treasury, investor relations, information technology, financial planning, business development and diamond operations, and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez does not serve on the board of any public companies other than D&B.

Sandra E. Peterson
Executive Vice President, Bayer HealthCare LLC
and President, Bayer Diabetes Care

Sandra E. Peterson, age 49, has served as a director of D&B since September 2002, and is a member of the Board Affairs Committee and Compensation & Benefits Committee. Ms. Peterson has served as executive vice president, Bayer HealthCare LLC and president, Bayer Diabetes Care, a researcher, developer, manufacturer and marketer of products for diabetes disease prevention, diagnosis and treatment, since May 2005. Ms. Peterson previously served as group president of government for Medco Health Solutions, Inc. (formerly Merck-Medco) from September 2003 until February 2004, senior vice president of Medco's health businesses from April 2001 through August 2003 and senior vice president of marketing for Merck-Medco Managed Care LLC from January 1999 to March 2001. Ms. Peterson does not serve on the board of any public companies other than D&B.

Michael R. Quinlan
Chairman Emeritus
McDonald's Corporation

Michael R. Quinlan, age 63, has served as a director of D&B since 1989, and is chairman of the Compensation & Benefits Committee and a member of the Board Affairs Committee. Mr. Quinlan is also the presiding director for the regularly scheduled executive sessions of non-management directors. Mr. Quinlan served as a director of McDonald's Corporation, a global food service retailer, from 1979 until his retirement in 2002. He was the chairman of the board of directors of McDonald's from March 1990 to May 1999 and chief executive officer from March 1987 through July 1998. Mr. Quinlan is also a director of the following public company: Warren Resources, Inc.

Directors with Terms Expiring at the 2010 Annual Meeting

John W. Alden
Retired Vice Chairman
United Parcel Service, Inc.

John W. Alden, age 66, has served as a director of D&B since December 2002, and is chairman of the Board Affairs Committee and a member of the Compensation & Benefits Committee. Mr. Alden served with United Parcel Service, Inc. (UPS), the largest express package carrier in the world, for 35 years, serving on UPS's board of directors from 1988 to 2000. His most recent role was as vice chairman of the board of UPS from 1996 until his retirement in 2000. Mr. Alden is also a director of the following public companies: Arkansas Best Corporation, Barnes Group, Inc. and Silgan Holdings, Inc.

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Tyco International Ltd.

Christopher J. Coughlin, age 55, has served as a director of D&B since December 2004, and is a member of the Audit Committee and Compensation & Benefits Committee. Mr. Coughlin has served as executive vice president and chief financial officer of Tyco International Ltd., a global business with leading positions in residential and commercial security, fire protection and industrial products and services, since March 2005. Previously, he served at The Interpublic Group of Companies, Inc. as executive vice president and chief operating officer from June 2003 to December 2004, as chief financial officer from August 2003 to June 2004, and as a director from July 2003 to July 2004. Prior to that, Mr. Coughlin served as executive vice president and chief financial officer of Pharmacia Corporation from 1998 to 2003. Mr. Coughlin is also a director of the following public company: Covidien Ltd.

Sara Mathew
President and Chief Operating Officer
The Dun & Bradstreet Corporation

Ms. Mathew, age 51, has served as our president and chief operating officer since March 2007, and was named to our board of directors effective January 2008. She previously served as chief financial officer from August 2001 to February 2007 in addition to serving as president, D&B U.S. from September 2006 to February 2007, with additional leadership responsibility for strategy from January 2005 to February 2007. In addition, Ms. Mathew served as president, D&B International from January 2006 through September 2006. Before joining D&B, she served in various positions at Procter & Gamble, including vice president of finance for the ASEAN region from August 2000 to July 2001, comptroller and chief financial officer of the global baby care business unit from July 1998 to July 2000, and various other positions prior to that. Ms. Mathew is also a director of the following public company: Campbell Soup Company.

Victor A. Pelson
Retired Senior Advisor
UBS Securities LLC

Victor A. Pelson, age 70, has served as a director of D&B since April 1999, and is chairman of the Audit Committee and a member of the Compensation & Benefits Committee. Mr. Pelson served as senior advisor for UBS Securities LLC, an investment banking firm, and its predecessors since 1996 to 2007. He was a director and senior advisor of Dillon Read at its merger in 1997 with SBC Warburg. Prior to that, Mr. Pelson was associated with AT&T from 1959 to 1996. At the time of his retirement from AT&T, Mr. Pelson was chairman of global operations and a member of the board of directors. Mr. Pelson is also a director of the following public companies: Eaton Corporation and United Parcel Service, Inc.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as independent registered public accounting firm to audit the consolidated financial statements for the year ending December 31, 2008. Although shareholder approval of this appointment is not required, the Audit Committee and the Board of Directors believe that submitting the appointment to the shareholders for ratification is a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will review its future selection of independent registered public accounting firm, but still may retain them. Even if the appointment is ratified, the Audit Committee, at its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of D&B and our shareholders.

PricewaterhouseCoopers acted as our independent registered public accounting firm for the 2007 fiscal year. In addition to its audit of our consolidated financial statements, PricewaterhouseCoopers also performed statutory audits required by certain international jurisdictions, audited the financial statements of our various benefit plans, and performed certain non-audit services. Fees for these services are described under the "Fees Paid to Independent Registered Public Accounting Firm" section of this proxy statement.

A representative of PricewaterhouseCoopers is expected to be present at the meeting. Such representative will have the opportunity to make a statement, if he or she so desires, and is expected to be available to respond to questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND OTHERS

The following table shows the number of shares of our common stock beneficially owned by each of the directors, each of the named executive officers listed in the Summary Compensation Table in this proxy statement, and all present directors and executive officers of D&B as a group, as of February 29, 2008. The table also shows the names, addresses and share ownership of the only persons known to us to be the beneficial owners of more than 5% of our outstanding common stock. This information is based upon information furnished by each such person or, in the case of the beneficial owners, based upon public filings by the beneficial owners with the SEC. Unless otherwise stated, the indicated persons have sole voting and investment power over the shares listed. Percentages are based upon the number of shares of our common stock outstanding on February 29, 2008, plus, where applicable, the number of shares that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning D&B Stock Units, the value of which is measured by the price of our common stock. D&B Stock Units do not confer voting rights and are not considered beneficially owned shares under SEC rules.

Name	Aggregate Number of Shares Beneficially Owned (1) (2)	D&B Stock Units	Percent of Shares Outstanding
Austin A. Adams	3,425	665	*
John W. Alden	15,339	3,350	*
Christopher J. Coughlin	9,535(3)	4,560	*
James N. Fernandez	10,735(4)	4,793	*
Victor A. Pelson	29,945(5)	12,717	*
Sandra E. Peterson	23,011	6,056	*
Michael R. Quinlan	32,967	23,198	*
Naomi O. Seligman	25,588	6,464	*
Michael J. Winkler	5,956	4,311	*
Steven W. Alesio	784,562		1.39%
Anastasios G. Konidaris	30,513		*
Sara Mathew	408,400		*
Byron C. Vielehr	61,554		*
James P. Burke	43,354		*
All current directors and executive officers as a group (18 persons)	1,682,327	65,449	3.12%
Barclays Global Investors, N.A. and certain related entities (6) 45 Fremont Street San Francisco, California 94105	4,278,836		7.58%
Davis Selected Advisers, L.P. (7) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	8,944,119		15.83%

* Represents less than 1% of our outstanding common stock.

(1) Includes shares of restricted common stock as follows: Mr. Alesio, 59,464; Mr. Konidaris, 7,928; Ms. Mathew, 27,342; Mr. Vielehr, 23,170; Mr. Burke, 23,142; and all current directors and executive officers as a group, 177,829.

(2) Includes the maximum number of shares of common stock that may be acquired within 60 days of February 29, 2008, upon the exercise of vested stock options as follows: Mr. Adams, 1,425; Mr. Alden, 11,662; Mr. Coughlin, 8,735; Mr. Fernandez, 8,735; Mr. Pelson, 25,034; Ms. Peterson, 20,621; Mr. Quinlan, 32,249; Ms. Seligman, 25,034; Mr. Winkler, 5,956; Mr. Alesio, 629,025; Mr. Konidaris, 20,150; Ms. Mathew, 356,400; Mr. Vielehr, 34,675; Mr. Burke, 17,650; and all current directors and executive officers as a group, 1,339,640.

(3) Includes 800 shares owned by Mr. Coughlin's spouse, to which Mr. Coughlin disclaims beneficial ownership.

(4) Includes 2,000 shares as to which Mr. Fernandez has shared voting and shared dispositive power.

(5) Includes 3,000 shares as to which Mr. Pelson has shared voting and shared dispositive power.

(6) Barclays Global Investors, N.A. and certain related entities filed a Schedule 13G with the SEC on February 5, 2008. This Schedule 13G shows that Barclays Global Investors, N.A. had sole voting power over 2,492,322 shares and sole dispositive power over 3,014,663 shares; Barclays Global Fund Advisors had sole voting and sole dispositive power over 820,006 shares; Barclays Global Investors, Ltd. had sole voting power over 252,308 shares and sole dispositive power over 296,185 shares; Barclays Global Investors Japan Limited had sole voting and sole dispositive power over 134,696 shares; and Barclays Global Investors Canada Limited had sole voting and sole dispositive power over 13,286 shares.

(7) Davis Selected Advisers, L.P. filed a Schedule 13G/A with the SEC on February 12, 2008. This Schedule 13G/A shows that Davis Selected Advisers, L.P., a registered investment company, had sole voting power over 8,562,561 shares and sole dispositive power over 8,944,119 shares.

EXECUTIVE OFFICERS

The following table lists all of our executive officers as of March 24, 2008. Our executive officers are elected by our board of directors and each will hold office until his or her successor is selected, or until his or her earlier resignation or removal.

Name	Title	Age
Steven W. Alesio (1)	Chairman and Chief Executive Officer	53
James P. Burke	President, U.S. Customer Segments	42
Patricia A. Clifford	Senior Vice President and Chief Human Resources Officer	43
Charles E. Gottdiener	President, Global Solutions	43
Jeffrey S. Hurwitz	Senior Vice President, General Counsel and Corporate Secretary	47
Anastasios G. Konidaris	Senior Vice President and Chief Financial Officer	41
David J. Lewinter	Senior Vice President, Global Reengineering	46
Sara Mathew (2)	President and Chief Operating Officer	52
Byron C. Vielehr	Senior Vice President and Chief Information Officer	44

(1) Mr. Alesio's biographical information is provided above under the "Nominees for Election as Directors with Terms Expiring at the 2011 Annual Meeting" section of this proxy statement.

(2) Ms. Mathew's biographical information is provided above under the "Directors with Terms Expiring at the 2010 Annual Meeting" section of this proxy statement.

Mr. Burke has served as president, U.S. Customer Segments since January 2008. He previously served as senior vice president, chief marketing officer and leader, Global Solutions, from January 2006 to December 2007, and leader, U.S. Risk Management Solutions from July 2004 to December 2005, in addition to serving as vice president, RMS Products and Marketing from April 2004 to October 2004. Mr. Burke also served as vice president, RMS Traditional Products from March 2003 to March 2004, and as vice president, Small Business Solutions from December 2001 to February 2003. Prior to joining D&B, Mr. Burke was the chief development officer with Prudential's e-business group from March 2000 to July 2001 and head of internet marketing at First USA Bank from September 1997 to February 2000.

Ms. Clifford, senior vice president, has served as leader, Human Resources since 2002 and effective January 2008 her title was changed to chief human resources officer. She also assumed additional leadership responsibility for team member communications in October 2004. Ms. Clifford previously served as leader, Human Resources, from 2002 until December 2007, executive assistant to the Chairman and chief executive officer and Winning Culture Champion from April 2001 to May 2002, and as assistant corporate secretary from October 1996 to March 2001.

Mr. Gottdiener has served as president, Global Solutions since January 2008. He previously served as senior vice president and leader, Small Business Marketing, from November 2006 to December 2007. Prior to that, he served as vice president, corporate strategy & development at Unisys Corporation, from March 2006 to November 2006, leader, Strategy and Business Development of D&B from September 2002 to February 2006, and was a vice president with Cap Gemini Ernst & Young from January 2001 to August 2002. From October 1999 until January 2001, he was employed with Stockback LLC, first as executive vice president of business development and marketing and then as chief operating officer and chief financial officer.

Mr. Hurwitz, senior vice president, has served as general counsel and corporate secretary since March 2007. He previously served as vice president and deputy general counsel from September 2003 to February 2007. Before joining D&B, Mr. Hurwitz was in private practice from June 2000 until June 2003, serving as Of Counsel at Hale and Dorr LLP from November 2001 to June 2003. Until May 2000, Mr. Hurwitz was corporate senior vice president, general counsel and secretary for Covance, Inc.

Mr. Konidaris, senior vice president, has served as chief financial officer since March 2007. He previously served as leader, Finance Operations, from March 2005 to February 2007 and as principal accounting officer from May 2005 to February 2007. Before joining D&B, he served at Schering Plough as group vice president of the global diversified products group division from May 2004 to February 2005 and group vice president of finance, global pharmaceutical group from August 2003 to May 2004. Prior to that time, Mr. Konidaris was vice president of finance, North America of Pharmacia Corporation from June 2000 to July 2003.

Mr. Lewinter, senior vice president, has served as leader, Global Reengineering since April 2006, in addition to serving as general counsel and corporate secretary from May 2002 until February 2007. Prior to that, Mr. Lewinter served as vice president and leader, European Legal Affairs from September 2001 to April 2002, as a vice president of our domestic legal department from April 2000 to August 2001 and as corporate secretary from November 1999 to August 2001.

Mr. Vielehr, senior vice president, has served as chief information officer since July 2005, in addition to serving as leader, Technology, from July 2005 to December 2007. Before joining D&B, he served as president and chief operating officer of Northstar Systems International, Inc. from October 2004 to May 2005. Prior to that, Mr. Vielehr held several leadership positions with Merrill Lynch, serving as the chief technology officer and managing director for the Global Private Client group from November 2001 to March 2004 and the chief technology officer, global head of eBusiness and managing director for Merrill Lynch Investment Managers from February 2000 to November 2001. Prior to Merrill Lynch, Mr. Vielehr was the head of eBusiness and vice president at Strong Mutual Funds from May 1997 to February 2000.

COMPENSATION DISCUSSION & ANALYSIS

The purpose of this Compensation Discussion & Analysis is to provide material information about our executive compensation program, policies, and objectives and to share with investors how we arrived at the levels and form of compensation for our named executive officers. We will describe not only what we pay, but why and how we link executive compensation to our business results. In this section we will cover:

- The objectives of our executive compensation program;
- The elements or components that comprise our executive compensation program and why we provide these components;
- What our executive compensation program is designed to reward, especially our variable pay program;
- How we determine the level to pay for each component; and
- How each component of our executive compensation program fits within our overall objectives and impacts decisions we make about other components.

The Compensation Discussion & Analysis and the tables that follow cover the compensation paid to our named executive officers, which includes the following five executives:

- Steven W. Alesio, who served as Chairman and Chief Executive Officer (our principal executive officer) for the entire 2007 fiscal year;
- Anastasios G. Konidaris, who became our Senior Vice President and Chief Financial Officer (our principal financial officer) effective March 1, 2007 and served in that role through the remainder of the 2007 fiscal year; prior to his appointment as our Senior Vice President and Chief Financial Officer, Mr. Konidaris led the company's global finance operations and served as Principal Accounting Officer; and
- Our next three highest paid executive officers:
  - Sara Mathew, who served as our President and Chief Operating Officer effective March 1, 2007 through the remainder of the 2007 fiscal year and who served as President, D&B U.S., and Chief Financial Officer prior to her appointment as our President and Chief Operating Officer;
  - Byron C. Vielehr, who served as Senior Vice President, Technology and Chief Information Officer for the entire 2007 fiscal year; and
  - James P. Burke, who served as Senior Vice President, Global Solutions and Chief Marketing Officer for the entire 2007 fiscal year.

Objectives of our Executive Compensation Program

The objectives of our 2007 executive compensation program were as follows:

- Ensure a strong relationship between pay and performance, including both rewards for results that meet or exceed performance targets and consequences for results that are below performance targets;
- Align executive and shareholder interests through short- and long-term incentives that link the executive to shareholder value creation;
- Provide a total compensation opportunity that is competitive with the market for senior executives, thereby enabling us to attract, retain and motivate the executive talent necessary to execute our strategy and achieve our growth targets;
- Reinforce behaviors that are consistent with our aspiration "to be the most trusted source of commercial insight so our customers can decide with confidence"; and
- Allow for consistency in application from year-to-year and transparency to shareholders.

Pay Positioning and Pay Mix. Although each named executive officer's annual base salary may be positioned above or below the market target, in the aggregate, annual base salaries for our executive officers as a group are targeted at the median of the compensation comparison group (described below). Maintaining annual base salaries or fixed compensation costs at this level relative to the market influences the pay positioning of other elements of our compensation package. Variable pay or "at risk" pay, such as target annual cash incentive and long-term incentives, is positioned above the market median to provide the named executive officer with a total compensation opportunity that is competitive with the 65th percentile of the compensation comparison group. This level of total compensation, however, is realized only when our performance goals are achieved or exceeded.

In addition to external pay positioning, we also review pay mix when determining the amount of annual base salary, annual cash incentive and long-term incentives to provide each of our named executive officers. Our pay for performance principle requires that a significant portion of the total compensation mix be variable or "at risk." In addition, we reinforce longer term results by placing an emphasis on equity in the total compensation mix. Individual "at risk" and equity compensation varies based on the named executive officer's role, level of responsibility in the organization and market data for comparable jobs in the compensation comparison group. As indicated in the table below, the portion of total compensation tied to variable (*i.e.*, annual cash and long-term incentives) compensation is about 80% for our top two executive positions, Chairman and Chief Executive Officer and President and Chief Operating Officer, and 70% for our other named executive officers. We also target about 60% of total compensation to equity for our top two executive positions and 50% for our other named executive officers.

	Fixed/Variable Pay Mix		Cash/Equity Pay Mix	
	Fixed	**Variable**	**Cash**	**Equity**
Steven W. Alesio	16%	84%	36%	64%
Anastasios G. Konidaris	30%	70%	52%	48%
Sara Mathew	19%	81%	41%	59%
Byron C. Vielehr	27%	73%	49%	51%
James P. Burke	29%	71%	52%	48%

Elements of our Executive Compensation Program

To meet the objectives of our executive compensation program, the 2007 compensation of our named executive officers consisted of the following components:

- Total cash compensation including a base salary and a target annual cash incentive opportunity;
- Long-term equity incentives comprised of a grant of non-qualified stock options and a performance-based restricted stock opportunity;
- Required stock ownership guidelines (including retention ratios and holding requirements);
- Voluntary deferral of compensation per our non-qualified deferred compensation plan;
- Supplemental retirement benefits;
- Eligibility to receive severance benefits; and
- Eligibility to receive benefits payable upon an actual or potential change in control of D&B.

We do not offer any special perquisites to our named executive officers beyond those that are generally available to all employees. We believe that special perquisites are entitlement-driven rather than performance-based and, therefore, do not fit within the objectives of our executive compensation program. Instead, we seek to attract and retain executive talent that is motivated by a competitive total compensation package which rewards for performance and the delivery of increased shareholder value.

In addition to the components listed above, our named executive officers are eligible to participate in certain benefit programs that are generally available to all of our U.S. employees including: our cash balance retirement plan (which was frozen as of July 1, 2007 for all participants and closed to new entrants), our qualified and supplemental defined contribution plans, our medical and dental benefits, our life, voluntary group accident, long-term disability, legal, and business travel accident insurance benefits, and our health care and dependent care spending accounts.

As part of its ongoing oversight, the C&BC has reviewed the value of all elements of our executive compensation paid on an annual basis (including the value of benefits generally available to all employees). They have also reviewed the full value of payments that may be made in the event of a named executive officer's termination (discussed below as potential post employment compensation). Included in our total compensation review is an analysis of the wealth accumulation by our named executive officers through accrual of long-term equity, voluntary deferrals, and retirement benefits. This analysis was not used to make individual pay decisions. Instead, the C&BC used this review to ensure that the right programs are in place and that these programs are delivering appropriate levels of compensation. The values reviewed and provided in this analysis are based on consideration of company performance, individual performance, the named executive officer's role and responsibility in the organization, competitive market practice and our strategic talent requirements.

Base Salary. Salary provides a base level of compensation commensurate with the named executive officer's role in the organization, experience, skill, and job performance. With a significant portion of total compensation "at risk" or variable, base salaries provide the named executive officer with a fixed level of compensation related to the daily performance of his or her leadership role and responsibilities.

The base salary provided to the named executive officers is reviewed by the C&BC annually. Any adjustment to base salary is based on a number of factors and considerations including:

- The market data for comparable executive positions in the compensation comparison group (described below);
- The scope of responsibility and accountability within the organization;
- Demonstrated leadership competencies and skills; and
- Individual performance.

Target Annual Cash Incentive Opportunity. In addition to base salary, our named executive officers have the opportunity to earn an annual cash incentive that is tied to company and individual performance as discussed below. We offer this cash opportunity to reinforce the outcomes and behaviors necessary to meet or exceed our annual commitment to our shareholders and customers. We use above market median target annual cash incentives in setting the total cash compensation opportunity for our named executive officers. This pay positioning is deliberate, reflecting our view that a significant portion of cash should be "at risk. This at risk pay underscores our pay for performance objective. Emphasizing "at risk" compensation is an important factor in achieving our compensation objectives and in driving the performance of our company.

Company performance is an important component of our annual cash incentive. Our variable pay program rewards significant and sustained growth in revenue and earnings. We believe that consistent, year-over-year growth in revenue and earnings are the key drivers of increased shareholder value over the longer term. In keeping with that view, our annual cash incentive rewards achievement of company performance as measured by the following:

- **Financial results consistent with external guidance**—growth in revenue, operating income, and earnings per share are the most important measures in our executive compensation program and carry the greatest weight because we believe that profitable revenue growth over time will create value for our shareholders. We fund our investments for growth by creating financial flexibility through reengineering.

- **Customer satisfaction**—each year progress towards our aspiration to be "most trusted" is measured through improvements in the customer satisfaction index determined by the Voice of the Customer survey. We link the results of this survey to our executive compensation program because improving our customers' experience and the value D&B provides is fundamentally about changing our behavior as leaders and as a company.
- **Strategy Execution**—2007 represents the first time we explicitly incorporated the execution of our strategic plan into our executive compensation program. The strategic plan is designed to drive an increased level of revenue growth over the period 2008 to 2010. We made this change to ensure we achieve early progress in executing our strategy and in meeting our commitment to deliver 8-10% total revenue growth, and operating income growth of 10-12% over the 2008 to 2010 timeframe.

In 2006, we included employee satisfaction as gauged by the results of our Winning Culture survey as an important company performance measure. We did not include employee satisfaction as a measure in our 2007 compensation program because we were in the process of revising and updating our Winning Culture survey for reintroduction in 2008. Our goal is to ensure our survey focuses on employee engagement and outcomes that drive customer satisfaction and shareholder value.

In addition to company performance, individual leadership performance carries an important weight in our annual cash incentive. The success of our company is directly tied to strong leadership that drives results and creates shareholder value. We expect all employees, especially our named executive officers, to demonstrate behavior that is consistent with our principles-based leadership model. Feedback on these behaviors is provided through our quarterly Leadership Development Process.

On a quarterly basis, our Chairman and CEO evaluates the named executive officer's attainment of specific team and individual goals and the demonstration of defined leadership competencies. Through this process, our Chairman and CEO assigns a specific goal and leadership rating to each named executive officer. Each named executive officer is assessed on:

- Achievement of specific team and individual goals in support of our strategy and business objectives;
- Progress towards leadership competencies that intensify our focus on the customer including establishing superior relationships, driving the future of the business, demonstrating a passion for winning and creating a high performing team. We view these leadership competencies as behaviors that are critical to driving performance and building our "Winning Culture"[1]; and
- The leadership development action plan, which maps out the named executive officer's tactical plan for continuing to build upon strengths and to improve areas of focus.

At year-end, the results of this assessment will adjust positively or negatively our named executive officer's target annual cash incentive award for company performance. The Compensation & Benefits Committee, or C&BC, also performs a similar assessment of our Chairman and CEO after the conclusion of the fiscal year.

Long-term Equity Incentives. While cash is tied to the achievement of short- and intermediate-term results, equity is directly linked to the creation of increased shareholder value over the longer term. Approximately 53% of the target total compensation opportunity provided to our named executive officers in 2007 was equity-based. This emphasis reflects our view that there should be a close alignment between executive officer rewards and shareholder value creation.

Under our long-term incentive program, 50% of the total value of our named executive officer's equity compensation is in the form of a maximum performance-based restricted stock opportunity with the remaining

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1 For more information about "Winning Culture," refer to Item 1. Business—Our Aspiration and Our Strategy—*Winning Culture* in our Annual Report on Form 10-K for the fiscal year ending December 31, 2007.

50% in the form of non-qualified stock options. Using both full value shares and stock options accomplishes important objectives of our executive compensation program:

- Performance-based restricted stock reinforces our pay for performance objective in that it must be earned based on the same performance goals used in the annual cash incentive plan;
- Restricted stock is also tied to longer term value through stock price appreciation; and
- Stock options link the interests of our named executive officers with shareholders. Increased shareholder value over time is based on our success in executing our strategy and delivering significant, sustained growth year after year.

Stock Ownership Guidelines. Under the company's stock ownership guidelines, our named executive officers and other members of senior management are expected to achieve over time a minimum level of ownership in our common stock. These guidelines were implemented to reinforce the objectives of our executive compensation program as follows:

- Align senior executives' individual financial interests with those of shareholders; and
- Encourage senior executives to act like owners focused on longer term value creation.

The levels of stock ownership are a multiple of the executive officer's salary. For our Chairman and CEO, the minimum level of stock ownership is six times salary. For members of our Global Leadership Team (currently an aggregate of 12 senior executives including our other named executive officers), the minimum level of stock ownership is four times salary. These multiples, which are above the general market median, demonstrate our senior executives' commitment to D&B and their personal financial stake in the company.

Shares counted toward satisfaction of the ownership guideline include all stock owned outright, restricted shares, units in the D&B common stock fund of our 401(k) Plan, and one-half of vested stock options. There is no timeframe for achieving the ownership guideline. However, all executives covered by our stock ownership guidelines are expected to retain 100% of net shares resulting from equity compensation awards until the stock ownership guideline is achieved.

In 2007, we eliminated the one year hold and 50% net share retention requirement on shares sold by the covered executive that are in excess of the ownership guideline. Upon review of market practice and further examination of this requirement, we determined that it did not support the objectives of our executive compensation program. A second change made in 2007 is that all transactions in D&B securities by a covered executive can only take place through a written trading agreement. Requiring use of trading plans that comply with Rule 10b5-1 of the Securities Exchange Act further demonstrates our effort to ensure that D&B and its executives comply with insider trading laws.

Each year, the C&BC reviews the named executive officer's status and progress towards achieving the stock ownership guideline. As of December 31, 2007, the stock ownership of each named executive officer was as follows:

Stock Ownership as a Percent of Guideline
(Meeting Guideline = 100%)

Steven W. Alesio	682%
Anastasios G. Konidaris (1)	71%
Sara Mathew	748%
Byron C. Vielehr	217%
James P. Burke	125%

(1) Mr. Konidaris is new to his role and for that reason is making progress toward meeting the guideline. He was hired in 2005 and was promoted to the role of Senior Vice President and Chief Financial Officer in 2007.

Non-qualified Deferred Compensation. Our Key Employees' Non-Qualified Deferred Compensation Plan is designed to provide our named executive officers and eligible key employees with an opportunity to defer receipt of current income into the future and/or to accumulate capital on a tax-deferred basis for a planned future event. This voluntary plan can also provide the officer with an effective tax planning vehicle and allow the officer to defer additional income for retirement. We offer this plan to provide a competitive and comprehensive total compensation package that is designed to attract and retain key executives. Under this plan, participants may defer payment of salary and annual cash incentive. Participation in the plan is voluntary. A further description of the plan is set forth below under the "Non-qualified Deferred Compensation Table." In 2007, Mr. Alesio and Ms. Mathew were the only named executive officers who elected to participate in the plan.

Non-qualified Retirement Benefits. During 2007, our named executive officers were eligible to participate in two different non-qualified, unfunded pension plans: (1) our supplemental executive benefit plan, or SEBP, which was frozen as of July 1, 2007; and (2) our executive retirement plan, or ERP, which was adopted effective January 1, 2006 and was initially used for newly eligible participants.

The SEBP was designed to ensure the payment of a competitive level of retirement income and disability benefits in order to attract, retain and motivate selected executives of D&B. The SEBP was intended to help offset the compensation, contribution and benefit limitations in qualified plans that restrict the executive's ability to accumulate an appropriate level of retirement income. The SEBP provides benefits in excess of those under our qualified cash-balance plan and the Pension Benefit Equalization Plan or PBEP.

As a result of a review of our retirement program in 2007, the C&BC approved freezing the SEBP effective July 1, 2007. Active SEBP participants were moved into the ERP and will receive the greater of the benefit provided under the SEBP as of June 30, 2007 or the under the ERP going forward. Pension reductions experienced by active SEBP participants were in line with the average reduction that was experienced by all other employees as a result of the freezing of the qualified Retirement Plan. The freezing of the SEBP and the transition of active participants into the ERP aligns with our compensation program objectives in that:

- Participants will continue to see their pension increase over time, which will enable us to retain key talent;
- Maintaining an executive retirement plan will help attract key talent; and
- Maintaining an executive retirement plan is in line with current market practice.

The SEBP was offered to key management employees responsible for the management, growth or protection of the business of D&B as designated by the Chairman and CEO. Seven active employees of D&B, currently participate in the SEBP. A further description of the SEBP is set forth under the "Pension Benefits Table."

The ERP was adopted effective January 1, 2006 as a result of management's review of its executive pension plans. Like the SEBP, the ERP is designed to ensure the payment of a competitive level of retirement income and disability benefits in order to attract, retain and motivate selected executives of D&B. The ERP was introduced to provide an executive retirement benefit better aligned with current market practice. Against four specific design features, the ERP compares with the SEBP as follows:

Design Feature	SEBP	ERP
Benefit Accrual Rate	4% of average final compensation for each of the first 10 years of service; 2% of average final compensation for each year of service from 11 to 20	4% of average final compensation for each of the first 10 years of service
Maximum Benefit	60%	40%
Vesting Service Provision	100% after 5 yrs of employment (all D&B service counted)	100% after 5 yrs in the plan (eligible executive service only)
Early Retirement Reduction Factor	Discretionary	Mandatory

Change in Control Benefits. In the event of a change in control of D&B, unvested options become immediately vested and exercisable, restrictions on restricted stock and restricted stock units immediately lapse and other stock-based awards become payable as if targets for the current period were met at 100%. These provisions enable our named executive officers to make decisions in the best interest of our shareholders without concern over the impact of a change in control on their outstanding equity awards.

We have change in control agreements with each of our named executive officers to provide additional benefits if the officer is terminated in connection with a change in control of D&B. The level of benefits differs depending on whether or not the officer reports directly to our Chairman and CEO and is consistent with market practice, which shows that chief executive officers and their direct reports typically receive a greater level of benefits than lower level executives.

Our change in control agreements also provide a gross up for any payments that are subject to excise taxes under Section 280G of the Internal Revenue Code. A detailed description of the change in control agreements is set forth under the "Change in Control Agreements" section of this proxy statement.

We believe that the additional benefits provided by our change in control agreements are an important component of our named executive officer's total compensation package and help protect shareholder interests in the event of a change in control. These benefits align the named executive officers' individual financial interests with those of our shareholders. This enables our officers to make decisions in the interest of our shareholders without concern over the impact on them personally. In addition, the agreements provide an incentive for the named executive officers to continue their employment with D&B during the change in control event. Benefits are only paid if the named executive officer is terminated without cause (or resigns for good reason) following the change in control. The named executive officer will not receive any provided benefits if he or she voluntarily leaves D&B without good reason or is terminated prior to the change in control.

Severance Benefits. We also provide our named executive officers with severance benefits if their employment is terminated as a result of a reduction in force, job elimination, unsatisfactory job performance (not constituting cause) or a mutually agreed-upon resignation, in each case not related to a change in control of D&B. Severance benefits are provided through our Career Transition Plan, or CTP, in which all named executive officers other than Mr. Alesio participate. Mr. Alesio's severance benefits are provided in his employment agreement.

We believe that severance benefits are an important component of our named executive officers' total compensation package. They enable our program to remain competitive with the market for executive talent and they provide the named executive officer with the appropriate incentive to act in the best interests of shareholders.

As a result of our review of the CTP during 2007, a revised severance pay schedule and specific policy changes were approved by the C&BC and became effective for eligible terminations on or after January 1, 2008. As part of the evaluation of the CTP, we examined a number of sources including a customized survey and market data from outplacement and recruiting firms. Based on this review, the severance pay schedule was revised to reflect the intent of the CTP, which is to provide a reasonable bridge to new employment based on an employee's salary and tenure. The new severance pay schedule is more in line with market practice, while still recognizing the value of our longer service team members.

Detailed descriptions of our severance plans and Mr. Alesio's employment agreement are set forth under the "Employment, Change in Control and Severance Arrangements" section of this proxy statement.

External Benchmarking

Market data provides a reference and framework for decisions about the base salary, target annual cash incentives, and the appropriate level of long-term incentives to be provided to each named executive officer. However, due to year-over-year variability and the inexact science of matching and pricing executive jobs, we believe market data should be interpreted within the context of other important factors and should not be used as the sole criteria in determining a specific pay level. Therefore, in setting the target pay for named executive officers, market data is reviewed along with other factors, including: the scope of responsibility and accountability within the organization, prior experience, competencies, skills, and individual performance. Given the limitations of obtaining competitive data on wealth accumulation through equity gains, deferred compensation and post-employment compensation, the C&BC may elect not to use all comparative information in making its compensation decisions.

Market data also helps ensure our other executive compensation program components are competitive with market practice and trends. Therefore, we periodically review our stock ownership guidelines, deferred compensation plan, and supplemental retirement, severance, and change in control benefits against both our compensation comparison group as well as general industry.

Compensation Comparison Group. Our compensation comparison group includes 19 companies in financial services and business information and technology services. In consultation with Hewitt Associates, our independent third-party compensation consultant, the C&BC used these companies for the compensation comparison group because they are broadly within the size range of D&B; have executive positions comparable to those of D&B requiring a similar set of management skills and experience; and/or are representative of organizations that compete with us for business or executive talent.

For 2007, the companies that comprised our compensation comparison group and the primary focus of our annual review of market data included:

2007 Compensation Comparison Group

CA Incorporated
CDW Incorporated
Ceridian Corporation
ChoicePoint Incorporated
Convergys Corporation
Dow Jones & Company
Equifax Incorporated
First Data Corporation
Fiserv Incorporated
Global Payments Incorporated
IMS Health Incorporated
Info USA
McGraw-Hill Companies
NCR Corporation
Nielsen Company
Northern Trust Corporation
The Thomson Corporation
Tribune Company
Unisys Corporation

Four companies were deleted from the 2007 compensation comparison group as compared to 2006 and one company was added: Acxiom Corporation, DST Systems, Sabre Holdings and Visa International are no longer in our comparison group since compensation data was no longer available; and NCR Corporation was added to ensure we maintained an appropriate sampling of companies that fit our criteria specified above.

Benchmarking Process. Each year we review our pay positioning and performance versus our compensation comparison group. As noted in the "Corporate Governance" section of this proxy statement, the C&BC retained the services of Hewitt Associates to perform this review.

As in past years, in 2007 we analyzed:

- Base salary;
- Target cash incentive;
- Target total cash (*i.e.*, base salary plus target cash incentive);
- Actual total cash (*i.e.*, base salary plus earned cash incentive);
- Long-term incentives;

- Target total compensation (*i.e.*, target total cash plus long-term incentives); and
- Actual total compensation (*i.e.*, actual total cash plus long-term incentives).

Analyses covered both unadjusted and regression size-adjusted data (adjusted for revenue size and market capitalization) to provide a comprehensive perspective of market pay. We focus on unadjusted data because we recruit new executive talent to grow our business from financial services, business information and technology services companies regardless of size. In addition, we strongly believe that there should be a link between a company's performance and its pay levels. Therefore, we also analyzed the relationship between executive officer compensation and company performance over 1-year and 3-year periods. This review focused on measures of growth (*i.e.*, operating profit, earnings per share, and revenue), efficiency (*i.e.*, return on sales and cash flow margin), and shareholder value creation (*i.e.*, total shareholder return).

The analyses grouped pay and performance into one of four quartiles with the 1st quartile being the lowest quartile and the 4th quartile being the highest. The following summarizes the results of our 2007 analyses of how our actual pay for the CEO and other Section 16 reporting persons links to performance relative to the compensation comparison group:

- Our **base salary** levels are in the 2nd quartile and generally align with our company size (i.e., market capitalization in the 2nd quartile and revenue in the 1st quartile), which is appropriate since salary does not vary based on company performance;
- **Target and actual total cash** are in the 3rd quartile and align well with most growth measures, where we also rank in the 3rd quartile; both, however, are low relative to efficiency measures, where we generally rank in the top quartile; and
- **Target and actual total compensation** are in the 3rd quartile and align well with most growth measures, where we also rank in the 3rd quartile; both, however, are low relative to efficiency measures and total shareholder return, where we are in the top performance quartile.

Base Salary

As noted above, the base salary provided to our named executive officers is reviewed by the C&BC annually and any adjustment to base salary is based on a number of factors and considerations. Based on the C&BC's review, the named executive officers received base salary increases in 2007 as follows:

Name	Rationale	Market Position	Base Salary From	Base Salary To	Increase %	Effective
Steven W. Alesio	In recognition of the strong financial performance and focused strategic direction of the company under his leadership as Chairman and CEO	Below median	$800,000	$870,000	8.8%	1/1/2007
Anastasios G. Konidaris	In recognition of his promotion to Senior Vice President and Chief Financial Officer	Below median	$325,000	$375,000	15.4%	3/1/2007
Sara Mathew	In recognition of her promotion to President and Chief Operating Officer	Below median	$500,000	$560,000	12.0%	3/1/2007
Byron C. Vielehr	In consideration of his role in refining our technology operating model so that it better aligns with the needs of our customers, his success in driving operational excellence, and the market for and importance of technical leadership in driving our strategy execution	Above 65th percentile	$325,000	$375,000	15.4%	1/1/2007
James P. Burke	In consideration of his global solutions role which includes product development, pricing, DUNSRight ™ strategy and the brand across all segments, his ownership of two stakes of our strategy: risk and integration, and his responsibility for $900 million of global solutions revenue	Between median and 65th percentile	$360,000	$425,000	18.1%	1/1/2007

Annual Cash Incentive Plan

Through the annual cash incentive plan, a majority of 2007 target total cash compensation was "at risk" since payment was based on performance against predetermined annual measures. This "at risk" apportionment applies to the named executive officers as a group. As noted earlier, individual "at risk" compensation varies based on the named executive officer's role, level of responsibility in the organization and market data for comparable jobs in the compensation comparison group.

The performance measures for 2007 were set in February of 2007 by the C&BC after review and approval by the Board of Directors of our 2007 business plan.

Our named executive officers were designated by the C&BC as participants in our Covered Employee Cash Incentive Plan, or CIP, which is a shareholder approved plan.

Maximum Incentive Opportunity. On February 22, 2007, the C&BC established a maximum annual cash incentive opportunity of eight-tenths of one percent of our 2007 earnings before taxes for our Chairman and CEO and five-tenths of one percent of our 2007 earnings before taxes for each of our other named executive officers.[2] Actual annual cash incentive payouts to our Chairman and CEO and our other named executive officers were less than these maximums as described below. In 2007, our earnings before taxes were $426.3 million. Therefore, the maximum annual cash incentive opportunity for our Chairman and CEO was $3,401,600 and for our other named executive officers the maximum was $2,126,000 per participant. The amounts determined by this formula represent the maximum value of the cash incentive that could have been paid to each of our named executive officers in 2007.

We established the maximum incentive opportunity in an effort to comply with the performance-based exemption available under Section 162(m) and to enhance the likelihood that any cash amounts paid to our named executive officers under the CIP will be fully deductible. We believe that the measure of earnings before taxes links directly to our objective of rewarding for financial goals that will drive shareholder value creation.

Actual Incentive Payout Targets. In determining whether to award the maximum annual cash incentive generated by the pre-tax earnings formula, the C&BC also considered performance against four measures or goals weighted as follows:

- 30%—Company-wide core revenue growth;
- 30%—Growth in earnings per share before non-core gains and charges, operating income before non-core gains and charges, and reengineering results;
- 30%—Strategy execution goal; and
- 10%—Customer satisfaction (an index measured by our Voice of the Customer Survey).

The above 60% weight allocated to growth in revenue, earnings per share, operating income, and reengineering results is linked to our short-term or annual objective to provide profitable revenue growth on a sustained basis. Our strategy execution goal and customer satisfaction goal, assigned a total weight of 40%, are tied to our intermediate-term objective of an increased level of revenue growth over the period 2008 to 2010. They are also linked to our aspiration to become "the most trusted source of commercial insight so our customers can decide with confidence." In our view, the allocation of these weights balances our commitment to achieve short-term results with our commitment to deliver intermediate-term strategic objectives.

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2 For information regarding our earnings before taxes, refer to Income before Provision for Income Taxes in Item 8. Financial Statements and Supplementary Data—Consolidated Statement of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

A target level of performance was established for each goal that, if achieved, provides the target incentive opportunity for that measure (*e.g.*, if the company-wide core revenue growth target is attained, our named executive officers will earn 30% of their target incentive opportunity). Achievement below the target results in a below-target or no incentive payout for that measure. Achievement above the target yields a larger incentive payout for such measure. The potential range of incentive payout for each performance goal was 0% to 200% resulting in a potential annual cash incentive payment between 0% and 200% of the target incentive for each named executive officer.

Individual Performance Adjustments. Actual cash incentive payments made to each named executive officer (other than our Chairman and CEO) were subject to a discretionary adjustment based on attainment of specific team and individual goals and the demonstration of defined leadership competencies as assessed by our Chairman and CEO. The C&BC approves all discretionary adjustments upon recommendation from and after discussion with our Chairman and CEO. The C&BC also performs a similar assessment of our Chairman and CEO and approves any adjustments based on that assessment. Such adjustments may positively or negatively impact the final award to the named executive officer for company performance. In no instance, however, will such adjustments exceed the maximum annual cash incentive opportunity generated by the pre-tax earnings formula described above. The C&BC may also approve adjustments to performance goals to exclude the impact of non-core gains and charges or extraordinary items.

Attainment of 2007 Performance Measures. In 2007, results against the four measures or goals that the C&BC used to evaluate the level of the named executive officers' annual incentive payout for our performance were as follows:

- Total and core revenue growth of 6% before foreign exchange and before the impact of acquisitions[3], which was within our range of external guidance of 6% to 8%, albeit at the lower end of the range. The C&BC assessed this result below the middle of the incentive payout range for this goal.
- EPS growth of 17%[4] or $4.64, which was above our range of external guidance of 13% to 16% or $4.49 to $4.61; operating income growth of 9%[4], which was within our external guidance of 8%[4] to 10% and included dilution from acquisitions and accelerated investment spending; and reengineering results that slightly exceeded expectations and produced $80 million in year financial flexibility at substantially lower cost. The C&BC assessed these results at the high end of the incentive payout range for this goal.
- Our strategy execution goal exceeded our expectations and resulted in the contribution of two points of growth for 2008 from acquisitions or joint ventures in each of our three strategic stakes. In addition, we

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3 We achieved reported 2007 total and core revenue growth of 8% determined in accordance with generally accepted accounting principles, or GAAP, up 6% before the effect of foreign exchange and before the impact of acquisitions. See Schedule I to this proxy statement for a quantitative reconciliation of total and core revenue in accordance with GAAP and the effects of foreign exchange, acquisitions and revenue from discontinued operations—our Italian Real Estate Data Business—on the 2007 total and core revenue growth rate. See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2007 for a discussion of why we use core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

4 We achieved 2007 reported EPS growth of 35% and operating income growth of 8% on a GAAP basis. See Schedule II and III to this proxy statement for a quantitative reconciliation of reported EPS and operating income respectively in accordance with GAAP to EPS before non-core gains and charges for the 2007 and 2006 fiscal years. See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2007 for a discussion of why we use EPS before non-core gains and charges and why management believes this measure provides useful information to investors.

made strong progress increasing our strategic capabilities. The C&BC assessed these results at the high end of the incentive payout range for this goal.

- Our Customer Satisfaction goal did not meet our expectations as our Voice of the Customer Survey remained flat versus an improvement goal of 4 percentage points. The C&BC assessed this result and no payout was made. In addition, a negative adjustment was made.

In addition to the quantitative results, the C&BC also considered certain qualitative factors. These factors include the quality of revenue and earnings, consistency of results, our ability to invest in the business, planning and leadership, and reengineering performance, and no adjustment was made.

Based on both the quantitative and qualitative assessments, the C&BC determined the payout for 2007 company performance to be 125% of the target annual cash incentive opportunity. This payout for company performance was combined with any positive or negative discretionary adjustment for individual performance to determine the 2007 annual cash incentives as shown in the "Non-equity Incentive Plan Compensation" column of the "Summary Compensation Table." The table below summarizes how the final payouts to the named executive officers were determined.

2007 Annual Cash Incentive

		Award for Company Performance		Final Award Including Adjustment for Individual Performance (Reported in "Summary Compensation Table" in "Non-equity Incentive Plan Compensation" column)
Executive Officer	**Target**	**% of Target**	**Amount**	
Steven W. Alesio	$1,131,000	125.00%	$1,413,750	$1,875,000
Anastasios G. Konidaris	$ 281,250	125.00%	$ 351,562	$ 351,562
Sara Mathew	$ 644,000	125.00%	$ 805,000	$1,006,250
Byron C. Vielehr	$ 300,000	125.00%	$ 375,000	$ 468,750
James P. Burke	$ 340,000	125.00%	$ 425,000	$ 425,000

The final award approved by the C&BC for Mr. Alesio included an adjustment for his continued strong leadership, which increased total shareholder return 16% on average over the three-year period that Mr. Alesio has served as Chief Executive Officer, including 8% in 2007. In assessing Mr. Alesio's performance, the C&BC considered:

- the delivery of consistent double digit earnings per share growth;
- meeting our external guidance commitment on operating income, revenue growth, and free cash flow;
- the completion of major top-line growth initiatives tied to our strategy including early progress on our three strategic stakes and strong progress in advancing our key strategic capabilities;
- the development of senior leadership talent both at the top of the organization and the bench strength just below; and
- the creation of a very sound internal economic environment where we were able to invest all of the funds we planned for future growth.

The final award approved by the C&BC for Ms. Mathew included an adjustment for her superior leadership of the United States market which delivered top-line revenue growth of 7.2%, for the achievement of significant revenue growth from our Acxiom capability including strong progress in two of our three strategic stakes (integration and internet), and for her significant skill development as a senior leader of the company. The final award approved by the C&BC for Mr. Vielehr included an adjustment for his strong leadership in 2007 in delivering key milestones related to our technology strategy and for his significant progress in developing and advancing the capabilities of the technology leadership team. No adjustments were made to the final awards approved by the C&BC for Messrs. Konidaris and Burke.

Long-term Equity Incentives

For 2007, long-term equity incentive compensation represented the largest component of the total compensation awarded to our named executive officers. The equity compensation was comprised of a grant of stock options (50% of the total long-term incentive value) and a maximum performance-based restricted stock opportunity (the remaining 50% of the total long-term incentive value).

In determining the amounts of the equity compensation awarded, the C&BC considered a variety of factors including: individual performance, competencies, skills, prior experiences, scope of responsibility and accountability within the organization, and our above market median pay positioning for variable pay versus comparable executive data in the compensation comparison group.

2007 Stock Option Grant. Comprising 50% of the total value of their 2007 equity-based compensation, stock option grants were made on February 8, 2007 as shown in the Grants of Plan Based Awards Table. These grants were approved by the C&BC at its meeting on January 29, 2007. The timing of the stock option grants was consistent with our practice since 2003 to have annual grants of stock options to all employees reviewed and approved by the C&BC at its first meeting of the year and to set the grant date associated with those options as five business days after our annual earnings release. In this way, information about our most recent performance has been made public and that news is reflected in the stock price used to determine the exercise price of the stock options.

In addition to the February 8, 2007 grant of 9,100 stock options, Mr. Konidaris received a grant on March 1, 2007 of 2,500 stock options in recognition of his promotion to Senior Vice President and Chief Financial Officer of the company. This additional grant was approved by the C&BC at its meeting on February 22, 2007.

The exercise price of the stock options is the fair market value of D&B stock on the date of grant (*i.e.*, mean of high and low trading prices). All stock options vest in four equal installments commencing on the first anniversary of the grant and have a ten year term. We believe that this vesting schedule and option term, in conjunction with our stock ownership guidelines, allows the executive to build ownership in D&B over time.

The number of stock options granted to the named executive officers in 2007 is shown in the "All Other Option Awards: Number of Securities Underlying Options" column of the "Grants of Plan-based Awards Table" and the SFAS No. 123R full fair value associated with these stock option grants and the dates of grant are shown in the "Grant Date Fair Value of Stock and Option Awards" column of the same table which follows this report.

2007 Performance-based Restricted Stock Opportunity. At its meeting on January 29, 2007, the C&BC set a maximum dollar value for each named executive officer's restricted stock opportunity as set forth in the "Grants of Plan-based Awards Table." This dollar value represents the maximum dollar value of shares of restricted stock that our named executive officers could be awarded in 2008 based on attainment of the same company performance goals set forth under the CIP during 2007. In recognition of his promotion to Senior Vice President and Chief Financial Officer, maximum dollar value for Mr. Konidaris' 2007 performance-based restricted stock opportunity was increased by $65,100 from $234,900 to $300,000 by the C&BC at its meeting on February 22, 2007.

Based on attainment of these goals, on February 22, 2008, our named executive officers received awards of restricted stock. The number of shares of restricted stock granted is determined by dividing the dollar value earned by the average fair market value (*i.e.*, mean of high and low trading prices) of our common stock in a 30-day period prior to the C&BC meeting and approval date and applying a 12.7% discount for the risk of forfeiture. Following the grant date, the restricted stock is subject to time-based vesting as follows: 20% on the first anniversary of the grant, 30% on the second anniversary of the grant and 50% on the third anniversary of the grant.

The performance-based restricted stock award earned for 2007 was granted after the conclusion of the fiscal year and will be reported in our 2009 proxy statement. For each of the named executive officers, the awards of restricted stock were as follows:

	Maximum Opportunity	Award As % of Maximum Opportunity	Number of Restricted Shares Granted
Steven W. Alesio	$1,766,700	100.0%	23,468
Anastasios G. Konidaris	$ 300,000	100.0%	3,985
Sara Mathew	$ 861,200	100.0%	11,439
Byron C. Vielehr	$ 350,000	100.0%	4,649
James P. Burke	$ 350,000	100.0%	4,649

2007 Restricted Stock Grant. On February 22, 2007, the C&BC approved grants of restricted stock based on each named executive officer's 2006 performance-based restricted stock opportunity. For 2006, the performance-based restricted stock grant for each of the named executive officers was as follows:

	Maximum Opportunity	Award As % of Maximum Opportunity	Number of Restricted Shares Granted
Steven W. Alesio	$1,847,300	100.0%	25,005
Anastasios G. Konidaris	$ 234,900	100.0%	3,179
Sara Mathew	$ 861,200	100.0%	11,657
Byron C. Vielehr	$ 350,000	100.0%	4,737
James P. Burke	$ 350,000	83.4%	3,952

These awards were contingent on our 2006 performance against the same measures and performance goals that were used by the C&BC in determining payout under the 2006 annual cash incentive plan as described in our 2007 proxy statement. These restricted stock awards are subject to the same vesting schedule as the grants made in 2008 as described above.

The number of shares granted relative to this 2006 performance-based restricted opportunity is shown in the "All Other Stock Awards: Number of Shares of Stock or Units" column of the "Grants of Plan-based Awards Table" and the SFAS No. 123R full fair value associated with these restricted stock grants is also shown in the "Grant Date Fair Value of Stock and Option Awards" column of the same table.

Special 2007 Equity Grant. Retention of key executives is critical to the achievement of our strategic objectives. In recognition of that principle, we may periodically make special equity grants to executives we deem critical to our current and future success. We consider such grants as important investments in the company's future.

On March 1, 2007 Ms. Mathew was promoted to President and Chief Operating Officer. Ms. Mathew joined D&B in August 2001 as Chief Financial Officer. Since then, she has assumed additional executive assignments, while retaining her CFO role. Ms. Mathew has been instrumental in helping lead the company to deliver consistently on its strong financial commitments to shareholders. In January 2006, Ms. Mathew was given added responsibilities as President—International and in September 2006, she became President—U.S. Ms. Mathew has been a partner in driving the transformation of D&B over the past 5 years. In her new role, she now leads our company's operations with additional responsibility to assist the Chairman and CEO in directing strategy execution on behalf of the whole company.

In light of her key role and in recognition of her retention value to the company, on February 22, 2007, our Chairman and CEO recommended and the C&BC approved a special stock option grant to Ms. Mathew of 50,000 options valued at approximately $1,000,000. This special grant was effective March 1, 2007, coincident with her promotion, and vests in the same manner as described above for the 2007 stock option grant.

Employment Agreement with Mr. Alesio

Effective December 13, 2007, Mr. Alesio's existing employment agreement was amended in connection with our desire to extend his employment with the company for an additional three years through December 31, 2010. Mr. Alesio has served as our Chief Executive Officer since January 1, 2005 and as our Chairman of the Board since May 31, 2005. The terms of this amendment to Mr. Alesio's employment agreement were established and approved by the C&BC, with input from external legal counsel and from Hewitt Associates, our independent compensation consultant. For a further description of the terms of Mr. Alesio's employment agreement, refer to the "Overview of Employment, Change in Control and Severance Arrangements" section of this proxy statement.

Tax Deductibility

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain officers unless certain specific and detailed criteria are satisfied. The C&BC believes that it is generally desirable and in the best interests of D&B to deduct compensation payable to our named executive officers. In this regard, the C&BC considers the anticipated tax treatment to D&B and our named executive officers in its review and establishment of compensation programs and payments. The annual cash incentive program described above is intended to comply with the performance-based exemption available under Section 162(m) in order to enhance the likelihood that these amounts will be fully deductible. However, notwithstanding the C&BC's efforts, no assurance can be given that compensation will be fully deductible under Section 162(m). In certain instances the C&BC has determined that it will not necessarily seek to limit compensation to that deductible under Section 162(m).

Section 409A of the Internal Revenue Code

The passage of the American Jobs Creation Act of 2004 added Section 409A to the Internal Revenue Code. Section 409A placed a number of restrictions on non-qualified deferred compensation plans such as our Key Employees' Non-Qualified Deferred Compensation Plan, Supplemental Executive Benefit Plan, Executive Retirement Plan, severance plans and change in control agreements. The key restrictions include a six-month delay in the receipt of certain non-qualified payments upon termination and limiting an executive's ability to make changes in the timing and payment options. As a result certain benefits discussed in this proxy statement may be subject to a six-month delay.

REPORT OF THE COMPENSATION & BENEFITS COMMITTEE

We have reviewed and discussed with management of D&B the Compensation Discussion & Analysis section of this proxy statement. Based on our review and discussions, we recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this proxy statement and the Annual Report on Form 10-K for the year ended December 31, 2007.

Compensation & Benefits Committee

Michael R. Quinlan, *Chairman*
Austin A. Adams
John W. Alden
Christopher J. Coughlin
Victor A. Pelson
Sandra E. Peterson
Michael J. Winkler

February 21, 2008

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned and paid by D&B and our subsidiaries during or with respect to the fiscal years ended December 31, 2007 and December 31, 2006 to the Chairman and CEO; the CFO; and each of the other three most highly compensated executive officers. All of these individuals are collectively referred to as the named executive officers.

Name and Principal Position	Year	Salary ($) (3)	Bonus ($)	Stock Awards ($) (4) (5)	Option Awards ($) (6)	Non-equity Incentive Plan Compensation ($) (3) (7)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (8)	All Other Compensation ($) (9) (10)	Total ($)
Steven W. Alesio	2007	870,000	0	2,135,328	2,691,197	1,875,000	1,549,670	42,634(11)	9,163,830
Chairman and Chief Executive Officer	2006	800,000		1,780,773	2,323,748	1,619,000	1,745,203	31,650	8,300,374
Anastasios G. Konidaris .... Senior Vice President and Chief Financial Officer (1)	2007	366,666	0	272,323	233,268	351,562	127,698	10,796	1,362,314
Sara Mathew	2007	550,000	0	1,028,546	1,434,777	1,006,250	554,496	29,730	4,603,799
President and Chief Operating Officer (2)	2006	500,000	0	878,315	1,241,227	695,313	534,693	35,583	3,885,130
Byron C. Vielehr	2007	375,000	0	712,865	480,599	468,750	234,889	13,275	2,285,378
Senior Vice President, Technology and Chief Information Officer	2006	325,000	0	332,816	401,452	375,469	122,103	76,192 (12)	1,633,033
James P. Burke	2007	425,000	0	726,663	295,710	425,000	226,279	15,950	2,114,602
Senior Vice President, Global Solutions and Chief Marketing Officer	2006	360,000	0	392,250	224,769	240,300	152,946	21,230	1,391,495

(1) Mr. Konidaris became a named executive officer when he became Senior Vice President and Chief Financial Officer, effective March 1, 2007.

(2) Ms. Mathew became President and Chief Operating Officer, effective March 1, 2007.

(3) The amounts shown have not been reduced by any deferrals in 2006 or 2007 that the named executive officers may have made under qualified or non-qualified deferred compensation plans offered by D&B.

(4) Amounts shown represent the dollar amount of compensation cost recognized over the requisite service periods (2006 and 2007) as described in SFAS No. 123R. For more information about our adoption of SFAS No. 123R and information on how we value stock-based awards (including assumptions made in such valuation), refer to our Annual Report on Form 10-K for the fiscal years ending December 31, 2006 and December 31, 2007, Notes to Consolidated Financial Statements, Note 11. Employee Stock Plans. These assumptions may or may not be fulfilled.

(5) The terms of the restricted stock grants to the named executive officers provide for the payment of dividends at the same rate established from time to time for our common stock. We did not pay any dividends on our common stock in 2006, but began paying dividends in 2007. If a named executive officer is terminated due to retirement, death or disability, any unvested shares become fully vested as of the termination date for shares granted at least one year prior to the termination date (all of the named executive officers are currently past the one year anniversary of the grant date). If a named executive officer is terminated for cause or resigns without good reason and does not resign due to retirement, death or disability, the named executive officer will forfeit all rights to any interests in the unvested restricted shares. Per Mr. Alesio's employment agreement and 2005 grant agreement, if his employment terminates without cause or for good reason, any unvested restricted stock from his 2005 grant will become fully vested as of the employment termination date. Per Mr. Alesio's 2006 grant agreement, any unvested restricted stock would be forfeited in the event of termination without cause or for good reason.

(6) Amounts shown represent the dollar amount of compensation cost recognized over the requisite service periods (2006 and 2007) as described in SFAS No. 123R. For more information about our adoption of SFAS No. 123R and information on how we value stock-based awards (including all assumptions made in such valuation), refer to our Annual Report on Form 10-K for the fiscal years ending December 31, 2006 and December 31, 2007, Notes to Consolidated Financial Statements, Note 11. Employee Stock Plans. These assumptions may or may not be fulfilled. The amounts shown cannot be considered

predictions of future value. In addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

(7) The amounts shown represent non-equity incentive plan payments received by the named executive officers pursuant to the CIP during the applicable year. For 2007, these cash awards were earned in the 2007 performance year and paid on February 20, 2008. Expressed as a percentage of their target annual cash incentive opportunity, awards were as follows: Mr. Alesio—165.8%; Mr. Konidaris—125.0%; Ms. Mathew—156.3%; Mr. Vielehr—156.3%; and Mr. Burke—125.0%.

(8) Amounts represent the aggregate increase in the actuarial value of the named executive officers' qualified and non-qualified defined benefit plans accrued during the applicable year. These plans include the D&B Retirement Account Plan, or Retirement Plan, the Pension Benefit Equalization Plan, or PBEP, the Profit Participation Benefit Equalization Plan, or PPBEP, the Supplemental Executive Benefit Plan, or SEBP and the Executive Retirement Plan, or ERP. In 2006 and 2007 no executive received above-market or preferential earnings on non-qualified deferred compensation plan benefits.

(9) The amounts shown represent our aggregate annual contributions for the account of each named executive officer under the 401(k) Plan, and the Profit Participation Benefit Equalization Plan, or PPBEP, which plans are open to substantially all U.S. employees of D&B and certain of our subsidiaries. The 401(k) Plan is a tax-qualified defined contribution plan and the PPBEP is a non-qualified defined contribution plan that provides benefits to participants in the 401(k) Plan equal to the amount of our contributions that would have been made to the participants' 401(k) Plan accounts but for certain federal tax laws.

(10) We do not offer perquisites or other personal benefits to our named executive officers in excess of those offered to all employees generally.

(11) Includes $12,559 in legal fees which we paid on behalf of Mr. Alesio pursuant to the terms of his employment agreement for Mr. Alesio's representation in connection with the June 29, 2007 and December 31, 2007 amendments to his employment agreement.

(12) Includes $68,861 in connection with Mr. Vielehr's relocation in accordance with our U.S. domestic relocation program; $2,694 was for the moving of household goods, $48,695 was for fees and closing costs associated with the purchase of a house; and $17,472 was for tax assistance.

In connection with the Summary Compensation Table, the following chart below indicates the proportion of base salary, non-equity incentive plan compensation, and stock and option awards for 2007 for each of the named executive officers separately as a percentage of total compensation:

Salary, Non-equity Incentive Plan Compensation, and Stock and Option Awards as a Percent of Total Compensation (excluded from the amounts and percentages below are the values in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" and "All Other Compensation" columns)

	Salary		Non-equity Incentive Plan Compensation		Stock & Option Awards		Total Compensation	
Name	$	%	$	%	$	%	$	%
Steven W. Alesio	870,000	9.5%	1,875,000	20.5%	4,826,525	52.7%	9,163,830	100%
Anastasios G. Konidaris	366,666	26.9%	351,562	25.8%	505,592	37.1%	1,362,314	100%
Sara Mathew	550,000	11.9%	1,006,250	21.9%	2,463,323	53.5%	4,603,799	100%
Byron C. Vielehr	375,000	16.4%	468,750	20.5%	1,193,464	52.2%	2,285,378	100%
James P. Burke	425,000	20.1%	425,000	20.1%	1,022,373	48.3%	2,114,602	100%

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth a summary of all grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2007:

			Estimated Possible Payouts Under Non-equity Incentive Plan Awards (2)		Estimated Future Payouts Under Equity Incentive Plan Awards (3)		All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Grant Date Fair Value of Stock and Option Awards	Exercise or Base Price of Option Awards	DNB Closing Price on Grant Date
Name	**Grant Date (1)**	**Committee Approval Date (1)**	**Target ($)**	**Maximum ($)**	**Target ($)**	**Maximum ($)**	**(#) (4)**	**(#) (5)**	**(6)**	**($/sh) (7)**	**($/sh)**
Steven W. Alesio	01/01/07	12/14/06	1,131,000	2,262,000							
	02/08/07	01/29/07						68,100	1,478,061	88.04	88.14
	02/23/07	02/22/07					25,005		2,105,733		90.82
		01/29/07			—	1,766,700					
Anastasios G. Konidaris	01/01/07	12/14/06	281,250	562,500							
	02/08/07	01/29/07						9,100	189,826	88.04	88.14
	02/23/07	02/22/07					3,179		248,589		90.82
	03/01/07	02/22/07						2,500	50,103	88.33	89.36
		01/29/07			—	300,000					
Sara Mathew	01/01/07	12/14/06	644,000	1,288,000							
	02/08/07	01/29/07						33,200	692,554	88.04	88.14
	02/23/07	02/22/07					11,657		911,546		90.82
	03/01/07	02/22/07						50,000	1,002,057	88.33	89.36
		01/29/07			—	861,200					
Byron C. Vielehr	01/01/07	12/14/06	300,000	600,000							
	02/08/07	01/29/07						13,500	281,611	88.04	88.14
	02/23/07	02/22/07					4,737		370,421		90.82
		01/29/07			—	350,000					
James P. Burke	01/01/07	12/14/06	340,000	680,000							
	02/08/07	01/29/07						13,500	281,611	88.04	88.14
	02/23/07	02/22/07					3,952		309,036		90.82
		01/29/07			—	350,000					

(1) The stock option awards granted on February 8, 2007 were approved by the C&BC at its meeting on January 29, 2007. This process is consistent with our practice since 2003 to have annual grants of stock options to all employees reviewed and approved by the C&BC at its first meeting of the year (normally the end of January) and to set the grant date associated with those options as five business days after our annual earnings release. In this way, information about our most recent performance has been made public and that news is reflected in the stock price used to determine the exercise price of the stock options.

The stock option awards granted on March 1, 2007 were approved by the C&BC at its meeting on February 22, 2007, contingent upon the Board of Directors approving new leadership roles for Ms. Mathew and Mr. Konidaris at its meeting on February 23, 2007.

The restricted stock grants awarded on February 23, 2007 were approved by the C&BC at its meeting on February 22, 2007. This process is consistent with our practice since 2005 (our first grant of restricted stock relative to our performance-based restricted stock opportunity) of having annual grants of restricted stock to all participants reviewed and approved by the C&BC at its February meeting and to set the grant date associated with those restricted shares as the next trading day. In this way, management has adequate time to assess the prior year's performance of the approximately 210 participants in our program. In addition, information about our most recent performance has been made public and that news is reflected in the stock price on the date of grant.

(2) The amounts shown represent the range of non-equity incentive opportunities for each named executive officer under our annual cash incentive plan, or CIP. This plan is described in the "Compensation Discussion & Analysis" above.

On February 22, 2007, the C&BC designated the named executive officers as participants in the CIP and established a maximum annual cash incentive opportunity of eight-tenths of one percent of our 2007 earnings before taxes for our Chairman and CEO and five-tenths of one percent of our 2007 earnings before taxes for each of our other named executive officers.

In determining whether to award at year-end the maximum annual cash incentive generated by the pre-tax earnings formula, the C&BC also established four measures or goals of our performance weighted as follows: 30% to revenue growth; 30% to growth in EPS, operating income and reengineering; 30% to strategy execution goals; and 10% to customer satisfaction. A target level of performance was established for each performance goal, which would result in a full incentive payout being earned if the target for the measure was achieved. Achievement below the target would result in a smaller or no incentive payout for that measure and achievement above the target would yield a larger incentive payout. The potential range of incentive payout for each performance goal was 0% to 200% of target; the amounts shown are the target (100%) and maximum (200%) aggregate amounts for the four performance goals. The threshold or minimum level of payment is 0%.

Under our 2007 annual cash incentive plan, payouts to individual named executive officers were subject to a discretionary adjustment based on the named executive officer's attainment of specific team and individual goals and the demonstration of defined leadership competencies. Such adjustments could positively or negatively impact the final award to the named executive officer for our performance. However, the total incentive payout for the four company performance goals plus any individual discretionary adjustment could not exceed the maximum annual cash incentive opportunity generated by the pre-tax earnings formula as described above. A detailed description of these non-equity plan-based awards is set forth above in our "Compensation Discussion & Analysis."

(3) For 2007, each named executive officer had the opportunity to be awarded a grant of restricted stock after the conclusion of the fiscal year. Such awards were based on performance against the same company goals used by the C&BC in determining payout under the CIP described above in footnote 2 and in our "Compensation Discussion & Analysis" including the discretionary adjustment component for individual performance. The 2007 performance-based restricted stock opportunity was a maximum opportunity expressed in dollars, not a number of shares, as noted in the table above. Relative to the maximum opportunity, the threshold or minimum level of payment is 0% and target is not an applicable parameter under our plan. Awards were determined by the C&BC at its meeting on February 21, 2008; the dollar value and number of shares actually granted for each named executive officer's award is noted in our "Compensation Discussion & Analysis" above and will be reported as an equity grant in our 2009 proxy statement as part of 2008 compensation.

Based on performance, the actual award could be equal to or less than this maximum opportunity, but would never be greater than this maximum opportunity. After the performance period, the dollar amount awarded to the named executive officer was converted into a grant of restricted stock. The actual number of shares of restricted stock granted is determined by dividing the dollar value earned by the average fair market value (*i.e.*, mean of high and low trading prices) of our common stock in a 30-day period prior to the C&BC meeting and approval date and applying a 12.7% discount for the risk of forfeiture. The restricted stock grants vest as follows: 20% on the first anniversary of the date of grant, an additional 30% on the second anniversary of the date of grant and the remaining 50% on the third anniversary of the date of grant. A detailed description of these equity plan-based awards is set forth above in our "Compensation Discussion & Analysis."

(4) The restricted stock amounts shown with a grant date of February 23, 2007 were granted under our Stock Incentive Plan and were based on achievement against the performance-based maximum restricted stock opportunity established in and for 2006. These awards were contingent on the same measures and performance goals that were used by the C&BC in determining payout under the 2006 annual cash incentive plan as described in our 2007 proxy statement. These performance goals included: core revenue growth (40%), EPS and operating income growth (30%), customer satisfaction (20%), and employee satisfaction (10%). The restricted stock awards, earned for 2006 performance, were granted after the conclusion of the fiscal year and upon approval by the C&BC at its February 22, 2007 meeting.

With the exception of Mr. Burke, these shares represent up to 100% of the 2006 maximum performance-based restricted stock opportunity as explained above in our "Compensation Discussion & Analysis" under "2007 Performance-based Restricted Stock Grant." Mr. Burke's award represents 83.4%, reflecting his performance against specified financial targets.

The February 23, 2007 restricted stock awards vest as follows: 20% on the first anniversary of the date of grant, an additional 30% on the second anniversary of the date of grant and the remaining 50% on the third anniversary of the date of grant.

If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted shares. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested restricted shares become fully vested as of the termination date.

(5) On January 29, 2007, the C&BC approved stock option grants to Ms. Mathew and Messrs. Alesio, Burke, Konidaris, and Vielehr under our Stock Incentive Plan. On February 22, 2007, the C&BC approved stock option grants to Ms. Mathew and Mr. Konidaris under our Stock Incentive Plan, contingent upon the Board of Directors approval of new leadership roles for Ms. Mathew and Mr. Konidaris at their meeting on February 23, 2007. All stock options are non-qualified, become exercisable in four equal installments commencing on the first anniversary of the date of grant, and have an expiration date of ten years from date of grant.

If a named executive officer's employment terminates for any reason other than death, disability or retirement after the first anniversary of the date of grant or for any reason prior to the first anniversary of the date of grant, any exercisable option may only be exercised during the 30-day period following the date of termination. If a named executive officer's employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the shorter of the remaining term of the options or five years after the date of termination.

(6) Amounts shown represent the SFAS No.123R full value as of the 2007 date of grant of the restricted shares and stock options, adjusted by an estimate of forfeiture of 81.54% for stock options and 86.32% for restricted stock. For Mr. Alesio, the estimate of forfeiture was 84.84% for stock options and 92.96% for restricted stock given his age and years of service. As noted above, the grant of restricted stock on February 23, 2007 was for 2006 performance and the stock option grant on February 8, 2007 was part of the named executive officer's 2007 equity-based compensation. For more information about our adoption of SFAS No. 123R and information on how we value stock-based awards (including all assumptions made in such valuation), refer to our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, Notes to Consolidated Financial Statements, Note 11. Employee Stock Plans.

(7) In accordance with our Stock Incentive Plan, all stock options have an exercise price equal to the mean of the high and low trading prices of our common stock on the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth a summary of all outstanding equity awards held by each of our named executive officers as of December 31, 2007:

	Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Steven W. Alesio	1/8/2001	140,000	0	23.9688	01/08/2011		
	12/19/2001	128,200	0	36.1600	12/19/2011		
	6/19/2002	46,800	0	34.6050	06/19/2012		
	2/12/2003	65,000	32,500	34.1650	02/12/2013		
	2/9/2004	62,662	20,888	53.3000	02/09/2014		
	2/25/2005	52,200	52,200	60.5350	02/25/2015		
	2/9/2006	18,825	56,475	71.2750	02/09/2016		
	2/8/2007	0	68,100	88.0400	02/08/2017		
	2/25/2005					13,021	
	2/24/2006					25,588	
	2/23/2007					25,005	
							$5,638,109
Anastasios G. Konidaris	3/11/2005	8,300	8,300	61.9650	03/11/2015		
	2/9/2006	2,400	7,200	71.2750	02/09/2016		
	2/8/2007	0	9,100	88.0400	02/08/2017		
	3/1/2007	0	2,500	88.3300	03/01/2017		
	2/24/2006					2,239	
	2/23/2007					3,179	
							$ 480,197
Sara Mathew	8/20/2001	75,000	0	31.3550	08/20/2011		
	12/19/2001	100,000	0	36.1600	12/19/2011		
	2/12/2003	37,666	18,834	34.1650	02/12/2013		
	2/9/2004	40,725	13,575	53.3000	02/09/2014		
	2/25/2005	21,500	21,500	60.5350	02/25/2015		
	2/9/2006	8,775	26,325	71.2750	02/09/2016		
	2/8/2007	0	33,200	88.0400	02/08/2017		
	3/1/2007	0	50,000	88.3300	03/01/2017		
	2/25/2005					9,258	
	2/24/2006					10,523	
	2/23/2007					11,657	
							$2,786,350
Byron C. Vielehr	8/2/2005	24,150	24,150	63.8700	08/02/2015		
	2/9/2006	3,575	10,725	71.2750	02/09/2016		
	2/8/2007	0	13,500	88.0400	02/08/2017		
	2/24/2006					2,239	
	8/8/2006					13,332	
	2/23/2007					4,737	
							$1,799,898
James P. Burke	2/12/2003	0	2,600	34.1650	02/12/2013		
	2/9/2004	0	1,250	53.3000	02/09/2014		
	6/1/2004	0	125	54.4850	05/31/2014		
	2/25/2005	0	6,550	60.5350	02/25/2015		
	2/9/2006	3,575	10,725	71.2750	02/09/2016		
	2/8/2007	0	13,500	88.0400	02/08/2017		
	2/25/2005					940	
	2/24/2006					3,199	
	8/8/2006					13,332	
	2/23/2007					3,952	
							$1,898,720

(1) Stock options granted to the named executive officers prior to February 9, 2004 become exercisable in three equal annual installments commencing on the third anniversary of the date of grant. Stock options granted to the named executive officers on or after February 9, 2004 become exercisable in four equal annual installments commencing on the first anniversary of the date

of grant. If employment terminates for any reason other than death, disability or retirement after the first anniversary of the date of grant or for any reason prior to the first anniversary of the date of grant, an exercisable option may only be exercised during the 30-day period following the date of termination. If employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the shorter of the remaining term of the options or five years after the date of such termination of service.

In the case of certain predefined events, as described in Mr. Alesio's employment agreement as a termination from D&B "without cause" or for "good reason," the vesting of his stock option grants dated 2003 and 2004 would have vested immediately. As of February 12, 2008, the options granted in 2003 and 2004 to Mr. Alesio were fully vested.

(2) Grants of restricted shares vest 20% on the first anniversary of the grant date, 30% on the second anniversary of the grant date, and the remaining 50% on the third anniversary of the grant date. If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted shares. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested shares become fully vested as of the termination date.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth the number of shares acquired and the value realized by the named executive officers upon the exercise of stock options and the vesting of restricted stock awards during the fiscal year ended December 31, 2007:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Steven W. Alesio	160,000	12,001,791	14,209	1,287,193
Anastasios G. Konidaris	0	0	559	50,639
Sara Mathew	0	0	8,185	741,479
Byron C. Vielehr	0	0	3,892	393,438
James P. Burke	22,075	966,433	4,696	466,273

PENSION BENEFITS TABLE

The following table sets forth a summary of the defined benefit pension benefits for each named executive officer as of December 31, 2007:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Steven W. Alesio	Supplemental Executive Benefit Plan	7.0	$5,874,154	$0
	Pension Benefit Equalization Plan	5.4	$ 435,690	$0
	Retirement Account	5.4	$ 68,247	$0
Anastasios G. Konidaris	Executive Retirement Plan	2.9	$ 236,204	$0
	Pension Benefit Equalization Plan	1.3	$ 5,719	$0
	Retirement Account	1.3	$ 12,568	$0
Sara Mathew	Supplemental Executive Benefit Plan	6.4	$2,153,922	$0
	Pension Benefit Equalization Plan	4.8	$ 160,883	$0
	Retirement Account	4.8	$ 59,539	$0
Byron C. Vielehr	Supplemental Executive Benefit Plan	2.5	$ 336,691	$0
	Pension Benefit Equalization Plan	0.9	$ 9,633	$0
	Retirement Account	0.9	$ 10,456	$0
James P. Burke	Supplemental Executive Benefit Plan	6.1	$ 687,517	$0
	Pension Benefit Equalization Plan	4.5	$ 45,297	$0
	Retirement Account	4.5	$ 34,304	$0

Our pension plans for executives are as follows:

- A tax qualified cash balance pension plan, referred to as the Retirement Plan;
- A non-qualified excess benefit plan, referred to as the Pension Benefit Equalization Plan, or PBEP; and
- The Supplemental Executive Benefit Plan, or SEBP, and the Executive Retirement Plan, or ERP.

With the exception of the SEBP, years of credited service are counted starting one year after date of hire. Under the SEBP, years of credited service are counted as of the date of hire to ensure that the named executive officer can attain a competitive retirement benefit at normal retirement age. The following actuarial assumptions were used in the calculation of the benefits in the Pension Benefits Table. The present value of the accumulated benefit column reflects the value of the accrued pension benefit payable at normal retirement under each plan in which the executive participates as of December 31, 2007. Normal retirement is defined as age 65 in the Retirement Plan and PBEP. The SEBP does not define normal retirement so the values reflect payment at the first age at which unreduced benefits are payable from the plan or age 55. The interest rate as of December 31, 2007 was 6.37% and the mortality is based on the RP2000 Blended Combined Health mortality table. Present values at assumed retirement ages are discounted to each individual's current age using an interest only discount with no mortality.

Normal forms of payment have been reflected for each plan unless the named executive officer has elected a lump sum in either the PBEP or SEBP. Messrs. Alesio and Vielehr have lump sum elections in effect for both the PBEP and SEBP. The interest rate used to value the lump sum at the assumed retirement age is 4.46% and the mortality assumption used to value the lump sum is the 1983 Group Annuity Mortality table per plan provisions.

Retirement Plan. The Retirement Plan was offered to all of our employees and participation was automatic after the completion of one year of service. Each year we contributed a percentage of a participant's compensation to the Retirement Plan that increased based on the total of their age plus years of credited service. The contribution percentage ranged from 3% to 12.5%. Eligible compensation included base salary plus any overtime, commissions and cash bonus payments. A participant's account under the Retirement Plan is also credited with interest each quarter based on the 30-year Treasury rate. A participant was 100% vested in the benefit upon completion of five years of service with D&B.

As a result of a review of our retirement program in 2007, the Retirement Plan was frozen for all of our employees effective July 1, 2007. At the same time and to offset the impact of the pension freeze on our employees, we delivered replacement benefits through an increase in our 401(k) company match from a 50% match on the first 6% of an employee's contribution to a 100% match on the first 7% of an employee's contribution per pay period. In addition, the accrued benefit for all non-vested participants active as of June 30, 2007 became 100% vested. We took these actions to mitigate the growth of our overall pension liability, to eliminate or mitigate the volatility associated with our pension liability and to continue to offer a benefits program that is competitive with the market average. As a result of the pension freeze, no additional benefits will accrue under the Retirement Plan, although existing balances will continue to receive interest, and the plan was closed to new participants.

The Retirement Plan's normal retirement age is 65, although participants age 55 or older with at least ten years of service can elect to retire early. Upon termination of employment, a vested participant can elect immediately to receive 50% of his or her benefit as a lump sum or annuity, with the residual 50% being paid at age 55 or later. In addition, upon retirement, a participant can elect to receive 50% of his or her benefit as a lump sum and the remainder as an annuity or his or her entire benefit as an annuity. The single life annuity option provides the highest monthly dollar amount under the Retirement Plan. A participant can elect other annuity options that provide lower monthly dollar amounts because they are reduced to provide participants with an actuarial equivalent value.

Pension Benefit Equalization Plan. The PBEP was a non-qualified pension plan designed to provide pension benefits that participants would have received under the Retirement Plan except for annual compensation and benefit limitations under the Internal Revenue Code (for 2007, the annual compensation limit was $225,000). The objective of this plan is to provide a competitive retirement benefit to all employees regardless of limitations imposed by the Internal Revenue Code. All of our employees whose compensation exceeded the annual Internal Revenue Code limit in a plan year were eligible to participate. The benefit provisions in the PBEP were identical to the Retirement Plan provisions.

Effective July 1, 2007 the PBEP was frozen for all of our employees for the same reasons cited above with regard to the Retirement Plan. As a result of the freeze, no additional benefits will accrue under this plan, although existing balances will continue to receive interest, and the plan was closed to new participants.

Supplemental Executive Benefit Plan. The SEBP was a non-qualified unfunded pension plan. The SEBP was offered to key management employees designated by our Chief Executive Officer who are responsible for the management, growth or protection of our business. The SEBP was closed to new participants effective January 1, 2006 and was frozen as of July 1, 2007.

The SEBP provided an annual benefit equal to 4% of a participant's average final compensation for each of the first 10 years of service and 2% of a participant's average final compensation for service in excess of 10 years but not to exceed 20 years. The percentage benefit earned under the SEBP was 40% of the participant's average final compensation for 10 years of service and the maximum percentage benefit earned under the SEBP was 60% of the participant's average final compensation (for 20 or more years of service). Average final compensation was equal to the participant's highest consecutive 60 months of compensation out of their last 120 months. A participant was 100% vested in the applicable benefit upon completion of 5 years of service with D&B.

The benefit payment from the SEBP is offset by any pension benefits earned in the Retirement Plan, PBEP or any other pension plan sponsored by D&B or one of its affiliates and the participant's estimated Social

Security retirement benefit. Compensation used in determining the benefit includes base salary, cash bonus payments, commissions, bonus buyouts as a result of job changes and lump sum payments in lieu of merit increases. The normal form of benefit payment under the SEBP is a Straight Life Annuity for single participants and a fully subsidized joint and 50% survivor annuity for married participants. However, participants have the option to elect to receive a portion of their benefit as lump sum payment. The lump sum election is only valid if the participant remains employed by D&B for 12 consecutive calendar months following the date of their election. Lump sums are calculated using a discount rate equal to 85% of the average 15-year U.S. Treasury bond yield as of the close of business on the last business day of each of the three months immediately preceding the date the annuity value is determined and using the 1983 Group Annuity Mortality Table. Benefit payments under the SEBP begin on the later of attainment of age 55 or the first of the month following the date a participant retires. If a participant dies while actively employed, his or her spouse is entitled to receive 50% of the benefit that otherwise would have been payable to the participant at age 55. If a participant dies while receiving benefit payments, the surviving spouse receives a benefit equal to 50% of what the participant was receiving. In the event a participant becomes totally and permanently disabled, he or she will receive annual disability payments equal to 60% of his or her compensation offset by any other disability income the participant is receiving.

Executive Retirement Plan. The ERP is offered to our key management employees designated by our Chief Executive Officer who are responsible for the management, growth or protection of our business. The ERP provides an annual benefit equal to 4% of a participant's average final compensation for the first 10 years of service to a maximum benefit percentage of 40% of the participant's average final compensation. This benefit is reduced by 15% for vested participants who leave prior to age 55 or who were age 50 or over as of July 1, 2007. Average final compensation is equal to the participant's highest consecutive 60 months of compensation out of their last 120 months. A participant is 100% vested in the applicable benefit upon completion of 5 years of participation in the plan.

The benefit payment from the ERP is offset by any pension benefits earned in the Retirement Plan, PBEP or any other pension plan sponsored by D&B or one of its affiliates and the participant's estimated Social Security retirement benefit. Compensation used in determining the benefit includes base salary, cash bonus payments, commissions, bonus buyouts as a result of job changes and lump sum payments in lieu of merit increases. The normal form of benefit payment under the ERP is a Straight Life Annuity for single participants and a fully subsidized joint and 50% survivor annuity for married participants. However, participants have the option to elect to receive a portion of their benefit as lump sum payment. The lump sum election is only valid if the participant remains employed by D&B for 12 consecutive calendar months following the date of their election. Lump sums are calculated using a discount rate equal to 85% of the average 15-year U.S. Treasury bond yield as of the close of business on the last business day of each of the three months immediately preceding the date the annuity value is determined and using the 1983 Group Annuity Mortality Table. Benefit payments under the ERP begin the later of attainment of age 55 or the first of the month following the date a participant retires. If a participant dies while actively employed, his or her spouse is entitled to receive 50% of the benefit that otherwise would have been payable to the participant at age 55. If a participant dies while receiving benefit payments, the surviving spouse receives a benefit equal to 50% of what the participant was receiving. In the event a participant becomes totally and permanently disabled, he or she will receive annual disability payments equal to 60% of his or her compensation offset by any other disability income the participant is receiving.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The following table sets forth a summary of the non-qualified deferred compensation benefits of each named executive officer as of December 31, 2007:

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FY ($)
Steven W. Alesio	Key Employees' Non-Qualified Deferred Compensation Plan	$809,500	$ 0	$198,042	$ 0	$2,537,044
	Profit Participation Benefit Equalization Plan	$ 0	$26,700	$ 866	$27,566	$ 0
Anastasios G. Konidaris	Key Employees' Non-Qualified Deferred Compensation Plan	$ 0	$ 0	$ 0	$ 0	$ 0
	Profit Participation Benefit Equalization Plan	$ 0	$ 4,045	$ 131	$ 4,176	$ 0
Sara Mathew	Key Employees' Non-Qualified Deferred Compensation Plan	$380,594	$ 0	$ 56,158	$ 0	$1,489,024
	Profit Participation Benefit Equalization Plan	$ 0	$22,980	$ 745	$23,725	$ 0
Byron C. Vielehr	Key Employees' Non-Qualified Deferred Compensation Plan	$ 0	$ 0	$ 0	$ 0	$ 0
	Profit Participation Benefit Equalization Plan	$ 0	$ 6,525	$ 212	$ 6,737	$ 0
James P. Burke	Key Employees' Non-Qualified Deferred Compensation Plan	$ 0	$ 0	$ 0	$ 0	$ 0
	Profit Participation Benefit Equalization Plan	$ 0	$10,325	$ 335	$10,660	$ 0

The Dun & Bradstreet Corporation Key Employees' Non-qualified Deferred Compensation Plan, or NQDCP, is a voluntary plan which allows participants to defer, in 5% increments, up to 100% of their base salary and annual cash incentive payments. Participants may elect to enroll in the NQDCP each calendar year but once their elections are made they are irrevocable for the covered year. Participants can elect to invest their deferrals in the same investment funds that are offered in our 401(k) Plan. Participants can elect to transfer their balances among other funds on a daily basis subject to our Insider Trading Policy. All amounts deferred by our named executive officers in prior years have been reported in the Summary Compensation Table in our previously filed proxy statements in the year earned, provided the individual was a named executive officer for that year for purposes of the SEC's executive compensation disclosure. The investment earnings they receive are based on the performance of their selected investment funds noted in the following table:

Investment Fund Option	2007 Annual Return
Fidelity Blue Chip Growth	11.83%
Fidelity Diversified International	16.03%
Fidelity Equity Income	1.40%
Fidelity Low Price Stock	3.16%
Stable Value Fund*	4.27%
PIMCO Total Return	9.07%
BGI Balanced Index	6.25%
BGI Mid and Small Cap Index	5.31%
BGI S&P 500 Index	5.57%
BGI International Equity Index	11.36%
BGI Lifepath Retirement	5.41%

Investment Fund Option	2007 Annual Return
BGI Lifepath 2010	5.28%
BGI Lifepath 2015	4.86%
BGI Lifepath 2020	4.45%
BGI Lifepath 2025	4.25%
BGI Lifepath 2030	4.04%
BGI Lifepath 2035	3.75%
BGI Lifepath 2040	3.45%
BGI Lifepath 2045	3.44%
Munder Mid Cap Core Growth	20.97%
Northern Small Cap Value	-8.71%
D&B Stock Fund	8.20%

* The Stable Value Fund replaced the Special Fixed Income Fund effective October 1, 2007.

At the time the participant elects to enroll they must also indicate the timing of the distribution of their deferral. Participants may elect to receive their payments at a specified time period following their deferral (deferral must be for a minimum of three years) or upon their termination of employment. Distributions paid for a specified time period deferral are paid in a lump sum. Distributions paid upon termination can be paid in a lump sum, five annual installments or ten annual installments. In addition, lump sum payments are made in the event of a participant's death or disability and upon a change in control of D&B.

Profit Participation Benefit Equalization Plan. The PPBEP was a non-qualified 401(k) Plan designed to provide 401(k) benefits that participants would have received under the Profit Participation Plan except for annual compensation limitations under the Internal Revenue Code. We provided this plan to ensure a competitive retirement benefit to all employees regardless of limitations imposed by the Internal Revenue Code. All employees whose compensation exceeded the annual Internal Revenue Code limit in a plan year were eligible to participate. This plan provided participants with the employer matching contributions they would have received if their participation was not restricted due to the limitation. In addition, these contributions were credited with interest computed as a factor equal to 50% of the annual return which the participant would have received if the participant's contribution were invested 80% in the Special Fixed Income/Stable Value Fund and 20% in the BGI S&P 500 Index fund. The contributions plus the interest earned under this plan were paid out in March of the year following when the benefit was earned.

We continually review our compensation and benefit programs to evaluate their market competitiveness and to ensure their alignment with our pay for performance principle. Based on a recent review, we identified the PPBEP as inconsistent with market practice (only 40% of companies provide such a match as reflected in a recent Hewitt Associates benefits survey) and as having no pay for performance component. Therefore, upon recommendation from the Compensation & Benefits Committee, the Board approved elimination of the PPBEP effective January 1, 2008.

OVERVIEW OF EMPLOYMENT, CHANGE IN CONTROL AND SEVERANCE ARRANGEMENTS

Employment Agreement with Steven W. Alesio

In connection with our CEO leadership plan, on December 31, 2004 we entered into an employment agreement with Mr. Alesio, as amended on June 29, 2007 and December 13, 2007. The terms of the agreement were established and approved by the C&BC, with input from our independent compensation consultant and external legal counsel. Pursuant to the agreement Mr. Alesio has served as our Chief Executive Officer since January 1, 2005 and as our Chairman of the Board since May 31, 2005.

The agreement, as amended, has a remaining three-year term ending on December 31, 2010 (subject to earlier termination as set forth therein). Mr. Alesio is entitled to a minimum annual base salary of $750,000 that may be increased by the Board of Directors as it deems appropriate. Mr. Alesio is also eligible to earn an annual cash incentive award based on the achievement of such goals and performance measures (including financial and employee satisfaction goals) as may be established by the C&BC from year to year. Mr. Alesio's target annual cash incentive opportunity is 130% of his base salary and his maximum annual cash incentive award is 200% of his target annual cash incentive opportunity (*i.e.*, 260% of his annual base salary).

Mr. Alesio is also entitled to annual equity-based awards at a level commensurate with his position at the discretion of the C&BC. The agreement also provides that Mr. Alesio is currently, and will remain, fully vested in his accrued benefit under the SEBP.

If we terminate Mr. Alesio's employment without cause (cause is generally defined as a willful failure to perform his material duties or conviction of a felony) or Mr. Alesio terminates his employment for good reason (generally, an unfavorable change in employment status, a required relocation or a material willful breach of the agreement by D&B), he will be entitled to the following benefits:

- subject to his execution of a release of claims, a lump sum payment equal to two times the sum of his annual base salary and his target annual cash incentive through the remainder of the term;
- a lump sum payment equal to a pro rata portion of his target annual cash incentive for the year of the termination;
- an enhanced benefit under our SEBP (computed based on continued employment and an annual target cash incentive for two years); and
- continued medical and dental coverage for two years.

If Mr. Alesio terminates his employment for good reason, he will also be entitled to special pro rata accelerated vesting of the stock option awards granted to him before 2003. All equity awards granted to Mr. Alesio on or after 2005 are treated in accordance with the applicable grant agreement.

If Mr. Alesio dies or becomes disabled (as defined in the agreement), in addition to his base salary through the date of death or disability, Mr. Alesio or his estate will be entitled to a pro rata portion of his target annual cash incentive for the year of the death or disability, and immediate vesting of all stock options granted to him (except that options held for less than one year will be forfeited).

If we terminate Mr. Alesio's employment after December 31, 2010 without cause or Mr. Alesio terminates his employment on or after such date for good reason, he will be entitled to the benefits under our Executive Transition Plan as if he incurred an "eligible termination" other than by reason of unsatisfactory performance. A description of our Executive Transition Plan is included below under "Severance Arrangements."

Mr. Alesio has agreed to customary restrictive covenants, including a covenant not to compete with D&B during his employment and for one year after separation of his employment. In addition, Mr. Alesio signed a Detrimental Conduct Agreement that requires him to return a portion of the amounts received pursuant to any equity awards if, during his employment and for two years thereafter, Mr. Alesio engages in "detrimental conduct," which includes working for a competitor, disclosing confidential D&B information and acting otherwise than in the interests of D&B.

Mr. Alesio will also be entitled to certain benefits under a change in control agreement he entered into with D&B and his change in control agreement was extended to coincide with the term of his employment agreement. If Mr. Alesio becomes entitled to similar payments or benefits under his change in control agreement and his employment agreement, he will receive the payments or benefits under the change in control agreement only to the extent such payments or benefits exceed those available under his employment agreement.

Amendment Number 1. Under the terms of Mr. Alesio's original employment agreement dated December 31, 2004, we were not permitted to amend materially the SEBP as it applies to Mr. Alesio, except for amendments to maintain appropriate tax treatment or as required by applicable law. Such provision, for example, would have precluded freezing the SEBP and moving Mr. Alesio's retirement benefit to the ERP, as described above in the "Supplemental Executive Benefit Plan" section. The original employment agreement, therefore, was amended effective June 29, 2007 to provide the company with the flexibility to amend the SEBP in certain limited ways and to have amendments previously approved by the Compensation & Benefits Committee apply to Mr. Alesio, but only where Mr. Alesio consents to such amendment(s) in writing. As discussed above under the supplemental executive benefits plan or SEBP, Mr. Alesio's SEBP benefit was frozen as of July 1, 2007 and his retirement benefit was transitioned to the ERP.

Amendment Number 2. In connection with our desire to continue Mr. Alesio's employment, we amended his employment agreement effective December 13, 2007. Such renewal included the terms and conditions of his original employment agreement, inclusive of Amendment Number 1 above, with the addition of the following amendments:

- The original employment agreement, as amended, was scheduled to expire on December 31, 2007 and we extended the term for three years, through December 31, 2010;
- We clarified that the amount of severance to be paid would be based on the base salary and the target annual cash incentive, in effect immediately prior to such termination;
- The definition of "retirement" under The Dun & Bradstreet 2000 Stock Incentive Plan, or SIP, will continue to apply to all equity grants made to Mr. Alesio during the employment term even if such definition changes during that period. Under the SIP, termination of employment with the company after attaining age 55 and five years of service is treated as a "retirement." If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised options may be exercised during the shorter of the remaining term of the options or five years after the date of such termination of service. If a named executive officer is terminated due to retirement on or after the first anniversary of the grant date, any unvested shares of restricted stock become fully vested as of the termination date; and
- A new provision was added in compliance with Section 409A of the Internal Revenue Code of 1986. Under this provision, any payments or benefits in connection with Mr. Alesio's termination of employment that would otherwise be provided during the six-month period immediately following his termination will instead be provided six months and one day after Mr. Alesio's separation from service.

We are not party to employment agreements with any other named executive officers.

Change in Control Agreements

Each of our named executive officers is a party to a change in control agreement that provides for certain benefits upon an actual or constructive termination of employment in connection with an actual or potential change in control of D&B.

If, following an actual or potential change in control, the named executive officer is terminated other than for cause or by reason of death, disability or normal retirement, or the named executive officer terminates his or her employment for good reason (generally, an unfavorable change in employment status, compensation or benefits or a required relocation), the named executive officer shall be entitled to receive:

- a lump-sum payment equal to three times the sum of base salary and the annual target cash incentive then in effect;
- a cash payment in lieu of outstanding stock options and shares of restricted stock held by the named executive officer;
- continuation of welfare benefits and certain other benefits for three years;
- retiree medical and life insurance benefits starting at age 55;
- outplacement consulting in an amount equal to the lesser of 20% of the sum of the executive's base salary plus the annual target cash incentive then in effect and $100,000;
- immediate vesting of accrued benefits under the Supplemental Executive Benefit Plan or Executive Retirement Plan;
- a prorated annual target cash incentive for the year in which the change in control occurs and a full target cash incentive for all other cash incentive plans in effect at the time of termination; and
- payment of any excise taxes due in respect of the foregoing benefits.

Severance Arrangements

Executive Transition Plan. We have adopted an Executive Transition Plan, or ETP, that provides severance benefits for our CEO and other designated executives as determined by the C&BC in its sole discretion. The ETP currently provides for the payment of severance benefits if an eligible executive's employment terminates by reason of a reduction in force, job elimination, unsatisfactory performance (not constituting cause, as defined in the ETP) or a mutually agreed-upon resignation. In the event of an eligible termination, the executive will be entitled to receive:

- 104 weeks of salary continuation (the salary continuation is payable at the times the executive's salary would have been paid if employment had not terminated);
- Unless the executive's employment is terminated by D&B for unsatisfactory performance not constituting cause, the executive's target annual cash incentive opportunity (in effect at the time of termination) will be paid each year in equal installments over the period of weeks of salary continuation;
- In addition, during the two year salary continuation period the executive will receive continued medical, dental and life insurance benefits and will be entitled to outplacement in the manner generally provided to other executive officers;
- Finally, except in the case of a termination by D&B for unsatisfactory performance not constituting cause, the executive also will receive:
    - A prorated portion of the actual cash incentive for the year of termination that would have been payable to the executive under the applicable annual cash incentive plan had his employment not been terminated;

- Cash payments equal in value to a prorated portion of any "performance-based awards" under our stock incentive plan, provided that the executive was employed for at least half of the applicable performance period; and
- Financial planning/counseling services during the salary continuation period to the same extent afforded immediately prior to the termination of employment.

Our CEO has the authority to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, an eligible executive under the ETP (other than the CEO) and the C&BC has this discretion to make adjustments with respect to our CEO. Currently, no named executive officer is a participant in the ETP.

Career Transition Plan. Named executive officers who do not participate in the ETP are eligible for severance benefits under our Career Transition Plan, or CTP. Each of our named executive officers other than Mr. Alesio participates in the CTP; Mr. Alesio's severance benefits are covered by his employment agreement as discussed above.

The CTP generally provides for the payment of benefits if an eligible executive's employment terminates by reason of a reduction in force, job elimination, unsatisfactory performance (not constituting cause, as defined in the CTP) or a mutually agreed-upon resignation. The CTP does not apply to terminations of employment in connection with the sale of stock or assets, or an elimination or reduction of operations in connection with an outsourcing or merger (or other combination, spin-off, reorganization or other similar transaction) if an offer of employment at a comparable base salary is made to the employee by the surviving or acquiring entity.

In the event of an eligible termination, a named executive officer will be paid 40 to 52 weeks of base salary continuation at the rate in effect at the time of termination (half these number of weeks if the executive is terminated by D&B for unsatisfactory performance not constituting cause), payable at the times the executive's salary would have been paid if employment had not terminated. For the named executive officers, all of whom earn base salaries in excess of $300,000, the number of weeks of base salary continuation is based on years of service with the company at the time of termination: less than five years, 40 weeks; more than five but less than ten years, 48 weeks; and more than ten years, 52 weeks. Previously, the salary continuation period was 52 weeks regardless of years of service.

In addition, the executive will receive continued medical and dental insurance benefits during the applicable salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being provided by D&B. Should the executive obtain reemployment prior to the conclusion of the salary continuation period, only 50% of the remaining base salary continuation would be paid to the executive. Previously, 100% of the remaining base salary continuation would be paid to the executive. This change and the change in the salary continuation period were implemented in 2007 upon review of market practice.

Except in the case of a termination by D&B for unsatisfactory performance, the executive also will receive:

- a prorated portion of the actual cash incentive for the year of termination that would have been payable to the executive under the annual cash incentive plan in which the executive is participating, provided that the executive was employed for at least six full months during the calendar year of termination;
- cash payments equal in value to a prorated portion of any "performance-based awards" under our stock incentive plan, provided that the executive was employed for at least half of the applicable performance period; and
- financial planning/counseling services during the salary continuation period to the same extent afforded immediately prior to termination of employment.

The CTP gives our chief executive officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, an eligible executive under the CTP. Any severance benefits paid to a named executive officer above the amounts provided by the CTP require the approval of the C&BC.

Detrimental Conduct Program

We maintain a detrimental conduct program pursuant to which upon receipt of an equity-based award employees, including the named executive officers, are required to sign an agreement that requires employees to return a portion of the amounts received pursuant to such award if, during their employment and for one year thereafter (two years in the case of named executive officers), they engage in "detrimental conduct," which includes working for a competitor, disclosing confidential D&B information and acting otherwise than in the interests of D&B.

Potential Post Employment Compensation Table

The following table summarizes the potential post-employment compensation that is or may become payable to our named executive officers pursuant to the plans and arrangements described above upon an actual or constructive termination of the named executive officer's employment or a change in control of D&B. The information set forth in the following table is calculated using the assumptions listed below and the triggering events are defined in the applicable plans and agreements. The amounts shown represent summary estimates for the various components based on these assumptions and do not reflect any actual payments to be received by the named executive officers. The components that may be applicable in calculating the post employment compensation amount include:

- Payments related to base salary and target cash bonus;
- Payments related to vested and unvested stock options and outstanding restricted stock;
- Payments related to retirement benefits such as the SEBP, ERP, and PBEP;
- Value of health and welfare benefits; and
- Value of other benefits such as outplacement and tax gross-up.

Triggering Event & Value ($)	Steven W. Alesio	Anastasios G. Konidaris	Sara Mathew	Byron C. Vielehr	James P. Burke
If Voluntary Termination	32,293,951	277,977	16,201,182	683,066	1,669,513
% Already Earned	*100%*	*100%*	*100%*	*100%*	*100%*
Forfeitures	*10,632,950*	*832,548*	*5,387,249*	*2,592,481*	*2,466,880*
If Termination is Due to Disability	52,864,326	2,968,626	24,767,032	6,412,093	5,814,806
% Already Earned	*61%*	*9%*	*65%*	*11%*	*29%*
Forfeitures	*0*	*0*	*1,067,748*	*428,337*	*358,231*
If Involuntary Termination without Cause or Quit for Good Reason	42,584,950	852,276	17,366,693	1,333,808	2,406,409
% Already Earned	*76%*	*33%*	*93%*	*51%*	*69%*
Forfeitures	*8,124,900*	*832,548*	*5,387,249*	*2,592,481*	*2,466,880*
If Involuntary Termination for Cause	26,419,797	465,477	14,327,260	870,566	1,320,624
% Already Earned	*100%*	*60%*	*100%*	*78%*	*100%*
Forfeitures	*16,507,104*	*832,548*	*7,541,171*	*2,592,481*	*3,028,269*
If Change in Control Termination Occurs	67,559,297	7,370,294	35,988,375	9,983,682	12,541,191
% Already Earned	*48%*	*4%*	*45%*	*7%*	*13%*
Forfeitures	*0*	*0*	*0*	*0*	*0*

The amounts in the above table represent the total value of the potential post-employment compensation and the percentages below each amount in the above table indicate how much of that total value has already been earned by the named executive officer (i.e., the value the named executive officer has already earned and would be entitled to in the event of a voluntary termination). The remainder is the incremental value due to the executive as a result of the specific triggering event. For example, the total value of Mr. Alesio's potential post-employment compensation in the event of a termination due to disability is $52,864,326; 61% of that total or $32,293,951 has already been earned irrespective of the particular triggering event (e.g., value of vested stock options, entire value of defined contribution plan, and part of the value of defined benefit plans) and the remainder or 39%, $20,570,375, is the value due exclusively to the triggering event.

In addition, we have indicated the total value of compensation forfeited as a result of the triggering event. For example, Mr. Alesio would forfeit $10,632,950 in the event of a voluntary termination which includes forfeited restricted stock of $5,638,038 and forfeited unvested stock options valued at $4,994,912.

In calculating the amounts set forth in the above table, we have made the following assumptions:

1. **Date and Stock Price.** The stock price assumed for all above triggering events was the 2007 year-end closing price of $88.63 on December 31, 2007.

2. **Severance.** For all executives, we assumed the following severance payments are payable

   - Involuntary termination without cause:
     - Mr. Alesio: Two times his annual base salary plus target annual cash incentive
     - Other named executive officers: 52 weeks base salary
   - Involuntary termination for cause, such as unsatisfactory performance:
     - Mr. Alesio: No benefit
     - Other named executive officers: 26 weeks base salary
   - Change in control termination:
     - Three times annual base salary plus target annual cash incentive for all of the named executive officers

3. **Target Annual Cash Incentive**

   - No benefit is provided for a voluntary termination or involuntary termination for cause.
   - In the event of a termination due to disability, no benefit is provided for the named executive officers, other than Mr. Alesio, who will receive one times his target annual cash incentive pro rated for the period served and factored by performance.
   - For an involuntary termination without cause, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served and factored by performance.
   - In the event of a termination of employment in connection with a change in control, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served in addition to the severance benefits noted above.
   - Assumption for period served in all of the above is full 12 months and performance factor assumption is 100%.

4. **Treatment of Unvested Outstanding Equity**

   - Unvested stock options and restricted stock are generally forfeited in the event of either a voluntary or involuntary termination.

- Generally, unvested stock options and restricted stock granted twelve months or more prior to a termination due to disability vest immediately and unvested equity granted within twelve months of termination due to disability are forfeited.
- In the event of a change in control of D&B, all unvested stock options and restricted stock vest immediately.

5. **Factors Influencing Potential Post-employment Pension Benefit Payments**
   - ***Voluntary Termination*:** A termination date of December 31, 2007 is assumed and all payments, except for a Retirement Plan lump sum payment will begin at age 55. Messrs. Konidaris and Vielehr are not vested in their SEBP and ERP pension benefits, so their respective pension benefit is zero in every triggering event other than a change in control and termination due to disability.
   - ***Termination Due to Disability*:** Assumption is made that each named executive officer would remain disabled until age 65. The values of the SEBP plan is increased to reflect the additional years of benefit accrual up to age 65. The SEBP also has a disability benefit which pays an annuity equal to 60% of their pre-disability income, less any disability plan benefit, for each year up through age 65.
   - ***Involuntary Termination without Cause or Resignation for Good Reason*:** Payments under the Retirement Plan, PBEP, and SEBP are the same as under voluntary termination with the exception of Mr. Alesio, who receives an enhanced SEBP benefit per his employment agreement.
   - ***Involuntary Termination for Cause*:** Payments under the Retirement Plan and PEBP are the same as under voluntary termination. Under the terms of the SEBP, no benefit is due.
   - ***Change in Control Termination*:** Retirement Plan benefit amount remains the same as under voluntary termination. SEBP or ERP benefits are greater since under the change in control provisions, 3 years of service are added to the calculation. In addition the PBEP, SEBP or ERP use a more favorable interest rate to calculate the lump sum payment. In addition, all benefits are paid as a lump sum and are made as soon as possible after the change in control versus age 55 in the other triggering events.

6. **Deferred Compensation.** All of the triggering events include D&B's contributions plus any earnings in the qualified defined contribution plan, (i.e., our 401(k) Plan).

7. **Excise Tax.** The change in control triggering event includes any excise tax and gross-up paid to the Internal Revenue Service.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and certain of our officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. These individuals are referred to as insiders. Insiders are required by SEC regulation to furnish D&B with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to D&B, we believe that during 2007 all Section 16(a) filing requirements applicable to our insiders were complied with, except for the following due to administrative oversight on the part of D&B: Form 4 filings for Messrs. Burke and Vielehr to report shares sold to satisfy tax withholding obligations on vesting restricted stock and a Form 4 filing for Mr. Quinlan to report his acquisition of phantom D&B stock units in connection with the reallocation of funds in his phantom stock unit retirement account.

OTHER MATTERS

We know of no matters, other than those referred to herein, which will be presented at the Annual Meeting. If, however, any other appropriate business should properly be presented at the meeting, the persons named in the form of proxy will vote the proxies in accordance with their best judgment.

INFORMATION CONTAINED IN THIS PROXY STATEMENT

The information under the captions "Report of the Audit Committee" and "Report of the Compensation & Benefits Committee" does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other D&B filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate these reports by reference therein.

The information on our website is not, and shall not be deemed to be, a part of this proxy statement, or incorporated into any other filings we make with the SEC.

SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

Shareholder proposals intended to be included in our proxy statement for the Annual Meeting of Shareholders in 2009 must be received by our Corporate Secretary no later than November 25, 2008. We will consider written proposals received by that date in accordance with regulations governing the solicitation of proxies.

Under our bylaws, shareholder proposals for the 2009 Annual Meeting of Shareholders that are not intended to be included in our proxy statement must be received by our Corporate Secretary between January 6, 2009 and February 5, 2009.

For a shareholder seeking to nominate a candidate for our Board of Directors, notice must be provided to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708. The notice must describe various matters regarding the nominee, including name, age, business address and the nominee's written consent to being named in the proxy statement and to serving as a director if elected. For a shareholder seeking to bring other business before a shareholder meeting, such notice must include a description of the proposed business, the text of the proposal, the reasons for conducting such business at the meeting, any material interest in such business of the proposing shareholder, and other specified matters. In each case, the notice must also include information regarding the proposing shareholder, including the name and address of such shareholder and class and number of shares owned by such shareholder.

Any shareholder desiring a copy of our bylaws will be furnished one without charge upon written request to our Corporate Secretary or may obtain a copy from the Corporate Governance information in the Investors section of our website (*www.dnb.com*). A copy of our bylaws is also filed as an exhibit to our Form 10 filed on June 27, 2000 and is available at the SEC website (*www.sec.gov*).

SCHEDULE I

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED TOTAL AND CORE REVENUE TO TOTAL AND CORE REVENUE BEFORE THE EFFECT OF FOREIGN EXCHANGE AND BEFORE THE IMPACT OF ACQUISITIONS INCLUSIVE OF THE ITALIAN REAL ESTATE BUSINESS

	For The Year Ended December 31,		
	2007	2006	Growth Rate
	($ in millions)		
Total and Core Revenue (Reported)	$1,599.2	$1,474.9	8%
Add: Revenue From Discontinued Operations—Italian Real Estate Business	60.2	56.4	7%
Total and Core Revenue inclusive of the Italian Real Estate Business	$1,659.7	$1,531.3	8%
Less: Effect of Foreign Exchange			1%
Total and Core Revenue Before the Effect of Foreign Exchange			7%
Less: Acquisition Revenue			1%
Total and Core Revenue Before the Effect of Foreign Exchange and Before the Impact of Acquisitions inclusive of the Italian Real Estate Business (1)			6%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2007 for a discussion of our use of core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

SCHEDULE II

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED EARNINGS PER SHARE TO EARNINGS PER SHARE BEFORE NON-CORE GAINS AND (CHARGES) INCLUSIVE OF THE ITALIAN REAL ESTATE BUSINESS

	For The Year Ended December 31, 2007	2006	Growth Rate
Diluted EPS (Reported)	$ 4.99	$ 3.70	35%
Impact of Non-Core Gains and (Charges):			
Restructuring Costs related to our Financial Flexibility Programs	(0.26)	(0.26)	
Gain associated with Huaxia / D&B China Joint Venture	0.05	—	
Settlement of International payroll tax matter related to a divested entity	(0.01)	—	
Net Gain (Loss) on Sale of Other Investments	0.01	—	
Tax reserve true-up for the settlement of 1997-2002 tax years, primarily related to the "Amortization and Royalty Expenses Deductions/Royalty Income 1997-2002" transaction	0.52	—	
Impact of revaluing the net deferred tax assets in the UK as a result of a UK Tax Law change, enacted in the third quarter of 2007, which reduces the general UK tax rate from 30% to 28%	(0.04)	—	
Gain associated with Tokyo Shoko Research / D&B Japan Joint Venture	0.08	—	
Charge/Increase in tax legacy reserve for "Royalty Expense Deductions 1993-1997"	—	(0.01)	
Diluted EPS Before Non-Core Gains and (Charges) (1)	$ 4.64	$ 3.97	17%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2007 for a discussion of our use of EPS before non-core gains and (charges) and why management believes this measure provides useful information to investors.

SCHEDULE III

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED OPERATING INCOME TO OPERATING INCOME BEFORE NON-CORE GAINS AND (CHARGES) INCLUSIVE OF THE ITALIAN REAL ESTATE BUSINESS

	For The Year Ended December 31,		
	2007	2006	Growth Rate
	($ in millions)		
Operating Income (Reported)	$425.6	$393.7	8%
Add: Operating Income from Discontinued Operations—Italian Real Estate Business	13.6	8.6	
Operation Income inclusive of the Italian Real Estate Business	439.2	402.3	
Impact of Non-Core Gains and (Charges):			
Restructuring Costs Related to our Financial Flexibility Programs	(25.1)	(25.5)	
Settlement of International payroll tax matter related to divested entity	(0.8)	—	
Operating Income Before Non-Core Gains and (Charges) inclusive of the Italian Real Estate Business (1)	$465.1	$427.8	9%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2007 for a discussion of our use of operating income before non-core gains and (charges) and why management believes this measure provides useful information to investors.

Exhibit A

AUDIT COMMITTEE CHARTER
Amended and Restated November 2, 2007

Membership and Meetings

Membership

The Committee shall be comprised of no fewer than three members as appointed by the Board of Directors upon recommendation of the Board Affairs Committee. Each Committee member shall meet the independence, experience and other membership requirements of the New York Stock Exchange, of the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations of the Securities and Exchange Commission ("Commission").

The Board Affairs Committee will recommend the Committee members and a Committee Chair from among such Committee members in accordance with the Company's Corporate Governance Principles. Consideration will be given to staffing the Committee with at least one member who the Board has determined is an audit committee financial expert as defined by the Commission. No Committee member should serve on more than two other public company audit committees without the prior approval of the Board.

Each Committee member will serve at the pleasure of the Board for such term as the Board may decide or until such Committee member is no longer a Board member.

Meetings

The Committee shall meet in person or telephonically as often as it determines, but not less frequently than four times per year. Meetings of the Committee should be attended by representatives of the Company's principal external auditors ("independent auditors"), the Chief Financial Officer, the Controller, the Leader of Internal Audit, the General Counsel and others as and when deemed appropriate by the Committee. The Committee shall meet privately with such persons or groups, whenever the Committee deems it appropriate.

The Committee Chair shall be responsible for calling the meetings of the Committee, establishing meeting agenda with input from management and supervising the conduct of the meetings. Any Committee member may submit items to be included on the agenda. Committee members may also raise subjects that are not on the agenda at any meeting.

A majority of the number of appointed Committee members will constitute a quorum for conducting business at a meeting of the Committee.

Purposes

The Committee will assist the Board in the oversight of (1) the integrity of the financial statements of the Company, (2) the independent auditors' qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Committee shall also prepare the report required by the rules of the Commission to be included in the Company's annual proxy statement.

Committee Authority and Responsibilities

Relationship with the Independent Auditors

The Committee has the sole authority to appoint or replace the independent auditors. Notwithstanding this authority, the Committee will continue its long standing practice of recommending that the Board ask shareholders to ratify the Committee's selection. If shareholders fail to so ratify, the Committee will consider that fact in its future selection of the independent auditors.

The Committee is directly responsible for the compensation and oversight of the work of the independent auditors for the purpose of preparing or issuing an audit report or related work. The independent auditors will report directly to the Committee.

Other Responsibilities

The Committee, to the extent it deems necessary or appropriate, will:

Financial Statement and Disclosure Matters

1. Meet to review and discuss with management and the independent auditors:

   (a) The annual audited financial statements (and related Form 10-K) and quarterly unaudited financial statements (and related Forms 10-Q), including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

   (b) Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative GAAP methods on financial statements.

   (c) Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

   (d) The effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

2. Review and discuss reports from the independent auditors on:

   (a) All critical accounting policies and practices to be used.

   (b) All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors.

   (c) Other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

3. Discuss with management the Company's earnings press releases (including any use of "pro-forma" or "adjusted non-GAAP information"), financial information and earnings guidance provided to analysts and rating agencies.

4. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

5. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any audit problems or difficulties encountered in the course of the audit work and management's response thereto, any restrictions on the scope of activities or access to requested information, and any disagreements with management.

6. Review and discuss with the independent auditors and the Leader of Internal Audit, the adequacy of the Company's internal accounting controls.

7. Review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls over financial reporting or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

8. Review with the independent auditors its opinion on the effectiveness of management's assessment of internal controls over financial reporting and the independent auditors' analysis of matters requiring modification to the CEO and CFO certifications in the Form 10-K and Form 10-Q.

Oversight of the Company's Relationship with the Independent Auditors

9. At least annually, review a report from the independent auditors describing:
   (a) the independent auditors' internal quality-control procedures,
   (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm,
   (c) any steps taken to deal with any such issues, and
   (d) all relationships between the independent auditors and the Company.

10. Evaluate the qualifications, performance and independence of the independent auditors, including considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence. This review should also include an evaluation of the lead audit partner. The Committee shall present its conclusions with respect to the independent auditors and lead audit partner to the Board.

11. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

12. Establish policies for the Company's hiring of employees or former employees of the independent auditors who participated in the audit of the Company.

13. As appropriate, seek to discuss with the national office of the independent auditors issues on which they were consulted by the Company's audit team and matters of audit quality and consistency.

14. Meet with the independent auditors prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Company's Internal Audit Function

15. Discuss with the independent auditors the responsibilities of, and the budget and staffing for, the Company's internal audit function.

16. Review the appointment and replacement of the Leader of Internal Audit.

17. Review and discuss with the Leader of Internal Audit, the Company's internal system of audit and financial controls, internal audit plans and the periodic report of audit activities, examinations and results of internal audits.

Compliance Oversight Responsibilities

18. Periodically, meet in separate sessions with management, internal auditors and the independent auditors to discuss any matters that the Committee or the persons with whom they meet, believe should be discussed.

19. Review (a) the status of the Company's compliance with applicable laws and regulations, (b) major legislative and regulatory developments which could materially impact the Company, and (c) management's efforts to monitor compliance with the Company's code of conduct.

20. Review and investigate any matters pertaining to the integrity of senior management, including conflicts of interest or adherence to standards of conduct as required by Company policy.

21. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

22. Obtain from the independent auditors assurance that Section 10A (b) of the Exchange Act has not been implicated.

Corporate Cash Investment Policy

The Committee has the authority to approve any revisions to the Company's Corporate Cash Investment Policy or similar policies with respect to the Company's investments in cash, cash equivalents and other short-term investments.

Preapproval of Audit and Non-Audit Services

The Committee has the sole authority to preapprove all auditing services and permitted non-audit services to be performed by the independent auditors. The Committee may delegate this authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals are presented to the full Committee at its next scheduled meeting.

Resources of the Committee

The Committee has the authority to retain independent legal, accounting or other advisors. The Company will provide for appropriate funding, as determined by the Committee, for payment of (1) compensation to the independent auditors, (2) compensation to any advisors employed by the Committee and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Reports to the Board

The Committee will make regular reports to the Board.

Charter Reviews

The Committee will review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

Performance Assessment

The Committee will annually review the Audit Committee's own performance.

Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

Audit Committee Report

The Committee, with the assistance of management and any outside advisors the Committee deems appropriate, shall prepare a report for inclusion in the Company's proxy statement relating to the Company's annual meeting of shareholders.

Public Disclosure

Consistent with New York Stock Exchange listing standards, this Charter will be included on the Company's website and will be made available in print, free of charge, upon request sent to the Company's Corporate Secretary. The Company's annual proxy statement will state that this Charter is available on the Company's website and will be made available in print, free of charge, upon request to the Company's Corporate Secretary.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2007

Commission file number 1-15967

The Dun & Bradstreet Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	**22-3725387** (I.R.S. Employer Identification No.)
103 JFK Parkway, Short Hills, NJ (Address of principal executive offices)	**07078** (Zip Code)

Registrant's telephone number, including area code: (973) 921-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**
Preferred Share Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and large "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of all shares of Common Stock of The Dun & Bradstreet Corporation outstanding and held by nonaffiliates* (based upon its closing transaction price on the New York Stock Exchange Composite Tape on June 29, 2007) was approximately $6.027 billion.

As of January 31, 2008, 56,632,402 shares of Common Stock of The Dun & Bradstreet Corporation were outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of shareholders scheduled to be held on May 6, 2008, are incorporated into Part III of this Form 10-K.

* Calculated by excluding all shares held by executive officers and directors of the registrant. Such exclusions will not be deemed to be an admission that all such persons are "affiliates" of the registrant for purposes of federal securities laws.

INDEX

PART I

Item 1. *Business*

Overview

The Dun & Bradstreet Corporation ("D&B" or "we" or "our" or the "Company") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for over 166 years. Our global commercial database contains more than 125 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

We provide customers with four solution sets, which meet a diverse set of customer needs globally. Customers use our Risk Management Solutions™ to mitigate credit risk, increase cash flow and drive increased profitability; our Sales & Marketing Solutions™ to increase revenue from new and existing customers; our E-Business Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries; and our Supply Management Solutions™ to increase cash by generating ongoing savings from our customers' suppliers and by protecting our customers from serious financial, operational and regulatory risk.

Our Aspiration and Our Strategy

In October 2000, we launched a business strategy called the "Blueprint for Growth." This strategy has been successful in driving our performance over the past seven years.

In September 2006, we updated our Blueprint for Growth strategy and articulated our strategic choices for the future. Our updated strategy reflects that D&B is a company that has been and remains committed to delivering Total Shareholder Return ("TSR"). To achieve this objective, we remain focused on three key drivers of TSR, which include: delivering profitable revenue growth; maintaining a disciplined approach to deploying our free cash flow; and delivering consistent performance over time. These have been the central drivers of our success and they will remain the key areas of focus for us going forward.

To deliver profitable revenue growth, we have made a fundamental strategic choice to remain focused on the commercial marketplace, and to continue being the world's largest and best provider of insight about businesses. This is reflected in our aspiration, which is "To be the most trusted source of commercial insight so our customers can decide with confidence."

Within the commercial insight market, we have identified three strategic stakes to increase growth for the future. We continue to execute against these stakes, which include:

- Growing our global Risk Management Solutions, which is our largest solution set, by strengthening our data capabilities and by playing a larger role in delivering predictive analytics and platforms to our customers;
- Growing our Sales and Marketing Solutions globally by focusing on the higher growth space of commercial data integration; and
- Growing our Internet Solutions ("E-Business") by continuing to invest in Hoover's, Inc. ("Hoover's") —our online database solution that provides information on public and private companies, their executives and industries—while also investing in new platforms that will leverage and complement our Hoover's offering.

In executing against these strategic stakes, we are focused on growing our Risk Management Solutions, Sales and Marketing Solutions and E-Business Solutions both organically—by investing in areas such as data and technology—and by pursuing strategic acquisitions. We do not believe that our Supply Management Solutions business will be a growth priority for us going forward.

Our Blueprint for Growth strategy relies on four core competitive advantages that support our commitment to driving TSR and our aspiration to be the most trusted source of commercial insight so our customers can decide with confidence. These core competitive advantages include our:

- Trusted Brand;
- Financial Flexibility;
- Winning Culture; and
- DUNSRight Quality Process.

For the reasons described below, we believe that these core competitive advantages will continue to drive our growth and profitability going forward.

Trusted Brand

The D&B® brand is steeped in tradition that dates back to the founding of our company in 1841. We believe that the D&B brand is unique in the marketplace, standing for trust and confidence in commercial insight; our customers rely on D&B and the quality of our brand when they make critical business decisions.

Financial Flexibility

Financial Flexibility is an ongoing process that reallocates our spending from low-growth or low-value activities to activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. As part of this process, we view almost every dollar that we spend as flexible. What this means is that we view little of our costs as fixed—we make a conscious decision about every investment we make. By approaching our cost base in this way, we are able to continually and systematically identify ways to improve our performance in terms of quality and cost. In executing our Financial Flexibility process we seek to eliminate, standardize, consolidate and automate our business functions. In addition, we evaluate the possibility that we can achieve improved quality and greater efficiencies through outsourcing.

Winning Culture

Our culture is focused on developing strong leaders, because we believe that great leadership drives great results, improves customer satisfaction and helps increase TSR. To build such leadership, we have developed and deployed a consistent, principles-based leadership model throughout our Company.

Our quarterly leadership development process ensures that team member performance goals and financial rewards are linked to our Blueprint for Growth strategy. In addition, we link a component of the compensation of each of our senior leaders to our overall financial results. Our leadership development process also enables team members, which include our management and employees, to receive ongoing feedback on their performance goals and on their leadership. All team members are expected to have personal leadership action plans that are focused on their own personal development, building on their leadership strengths and working on their areas of development.

We have a talent assessment process that provides a framework to assess and improve skill levels and performance across the organization and which acts as a tool to aid talent development and succession planning. We also administer an employee engagement survey that enables team members worldwide to provide feedback on areas that will improve their performance, drive customer satisfaction and evolve our winning culture.

DUNSRight Quality Process

DUNSRight is our proprietary quality process that powers all of our customer solution sets and serves as our key strategic differentiator as a commercial insight company.

The foundation of our DUNSRight Quality Process is Quality Assurance, which includes over 2,000 separate automated and manual checks to ensure that data meets our high quality standards.

In addition, our five DUNSRight Quality Drivers work sequentially to enhance the data and make it useful to our customers in making critical business decisions.

The process works as follows:

- **Global Data Collection** brings together data from a variety of sources worldwide;
- We integrate the data into our database through our patented **Entity Matching**, which produces a single, more accurate picture of each business;
- We apply the **D-U-N-S® Number** as a unique means of identifying and tracking a business globally throughout every step in the life and activity of the business;
- We use **Corporate Linkage** to enable our customers to view their total risk or opportunity across related businesses; and
- Finally, our **Predictive Indicators** use statistical analysis to rate a business' past performance and to predict how a business is likely to perform in the future.

Segments

We currently manage and report our business globally through two segments:

- United States ("U.S."); and
- International (which consists of our operations in Europe, Canada, Asia Pacific and Latin America).

On January 1, 2005, we began managing our operations in Canada as part of our International segment and we have reclassified our historical financial results set forth in Item 8. of this Annual Report on Form 10-K to reflect this change. Prior to January 1, 2005, we reported the results of our Canadian operations together with our U.S. operations.

On December 27, 2007, we sold our Italian real estate business which was a part of our International segment and we have reclassified the historical financial results of the Italian real estate business as discontinued operations as set forth in this Annual Report on Form 10-K to reflect this reclassification. The financial statements for our subsidiaries outside the U.S. and Canada reflect a fiscal year ended November 30, in order to facilitate timely reporting of our consolidated financial results and financial position. Accordingly, the related assets and liabilities of our Italian real estate business have been classified as held for sale in the balance sheet and we will record the resulting gain from the sale in the first quarter of 2008.

U.S. Our U.S. segment accounted for 78%, 79% and 79% of our total revenue for the years ended December 31, 2007, 2006 and 2005, respectively.

International. We conduct business internationally through our wholly-owned subsidiaries, independent correspondents, strategic relationships through our D&B Worldwide Network® and through joint ventures and minority equity investments. The International segment, which primarily represents revenue generated through our subsidiaries, accounted for 22%, 21% and 21% of our total revenue for the years ended December 31, 2007, 2006 and 2005, respectively.

Since the launch of the Blueprint for Growth strategy, we have entered into strategic relationships with strong local players throughout the world who have become part of our D&B Worldwide Network. Our D&B Worldwide Network enables our customers globally to make business decisions with confidence, because we incorporate data from the members of the D&B Worldwide Network that has been put through the DUNSRight Quality Process into our database and utilize it in our customer solutions. Our customers, therefore, have access to a more powerful database and global solution sets they can rely on to make their risk management, sales and marketing and supply management business decisions.

In addition, we have from time-to-time, acquired complementary businesses, products and technologies. For example:

- In 2005, we acquired LiveCapital, Inc.;
- In 2006, we acquired Open Ratings, Inc.;
- In 2007, we acquired First Research, Inc., Purisma Incorporated, AllBusiness.com, Inc. and substantially all of the assets of n2Check Limited and substantially all of the assets and certain liabilities of the Education Division of Automation Research, Inc., d/b/a MKTG Services; and
- In 2007, we established joint ventures in China with Huaxia International Credit Consulting Co. Ltd. and in Japan with Tokyo Shoko Research.

Segment data and other information for the years ended December 31, 2007, 2006 and 2005 are included in Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Our Customer Solutions and Services

Risk Management Solutions

Risk Management Solutions is our largest customer solution set, accounting for 61%, 63% and 64% of our total revenue for the years ended December 31, 2007, 2006 and 2005, respectively. Within this customer solution set we offer traditional and value-added solutions. Our traditional solutions, which consist of reports from our database used primarily for making decisions about new credit applications, constituted 78% of our Risk Management Solutions revenue and 48% of our total revenue for the year ended December 31, 2007. Our value-added solutions, which constituted 22% of our Risk Management Solutions revenue and 13% of our total revenue for the year ended December 31, 2007, generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion of trends in this customer solutions set.

Our Risk Management Solutions help customers increase cash flow and profitability while mitigating credit risk by helping them answer questions such as:

- Should I extend credit to this new customer?
- What credit limit should I set?
- Will this customer pay me on time?
- What is my total credit risk exposure?
- Should I change my credit policies?
- How can I proactively manage my cash flow?

Our principal Risk Management Solutions are:

- Our Business Information Report, or BIR, our Comprehensive Report, and our International Report, which provide overall profiles of a company, including, based on the report type, financial information, payment information, history of a business, ownership details, operational information and similar information;
- DNBi®, our interactive, customizable Web application that offers our customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis;
- Our Self Awareness Solutions, which allow our small business customers to establish, improve and protect their own credit; and
- Our decisioning scores, which help assess the credit risk of a business by assigning a rating or score.

Certain of our solutions are available on a subscription pricing basis in the U.S., such as our Preferred Pricing Agreement with DNBi, and in certain of our International markets. Our subscription pricing plans, which continue to represent an increasing proportion of our revenue, provide increased access to our Risk Management reports and data to help customers increase their profitability while mitigating their risk.

Sales & Marketing Solutions

Sales & Marketing Solutions is our second-largest customer solution set accounting for 29%, 28% and 28% of our total revenue for the years ended December 31, 2007, 2006 and 2005, respectively. Within this customer solution set we offer traditional and value-added solutions. Our traditional solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. These solutions constituted 42% of our Sales & Marketing Solutions revenue and 12% of our total revenue for the year ended December 31, 2007. Our value-added solutions generally include decision-making and customer information management solutions. These value-added solutions constituted 58% of Sales & Marketing Solutions revenue and 17% of our total revenue for the year ended December 31, 2007.

Our Sales & Marketing Solutions help customers increase revenue from new and existing customers by helping them answer questions such as:

- Who are my best customers?
- How can I find prospects that look like my best customers?
- How can I exploit untapped opportunities with my existing customers?
- How can I allocate sales force resources to revenue growth potential?

Our principal Sales & Marketing Solutions are:

- Our solutions for Customer Data Integration, which are a suite of solutions that cleanse, identify and enrich customer information with our DUNSRight Quality Process. Our D&B Optimizer solution, for example, uses our DUNSRight Quality Process to transform customer prospects and files into up-to-date, accurate and actionable commercial insight, enabling a single customer view across multiple systems and touchpoints, such as marketing and billing databases and better enabling a customer to make sales and marketing decisions; and
- Our Direct Marketing Lists, which benefit from our DUNSRight Quality Process to enable our customers to create an accurate and comprehensive marketing campaign.

E-Business Solutions

E-Business Solutions represents the results of our Hoover's, Inc., including the First Research division of Hoover's, and AllBusiness.com businesses. E-Business Solutions accounted for 7%, 6% and 5% of our total revenue for the years ended December 31, 2007, 2006 and 2005, respectively. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion on trends in this customer solutions set.

Hoover's provides information on public and private companies, and their executives and industries, primarily to senior executives and sales professionals worldwide. The database includes industry and company briefs, information on competitors, corporate financials, executive contact information, current news and research and analysts reports. Hoover's subscribers primarily access the data online via Hoover's Online.

First Research is a leading Internet provider of editorial-based industry insight, specifically tailored toward sales professionals. Through this acquisition, D&B has been able to enhance its Hoover's solutions with deeper industry-specific content, providing sales professionals with higher quality data and more comprehensive insight.

AllBusiness.com is an online media and e-commerce company that leverages its proprietary publishing platform and a broad range of content to help users run their small businesses. AllBusiness.com operates one of the leading business information sites on the Web. Its content helps professionals save time and money by addressing real-world business questions and presenting practical solutions.

Our E-Business Solutions help customers convert prospects to clients faster by helping them answer questions such as:

- How do I identify prospects and better prepare for sales calls?
- What is the prospect's business strategy and who are its major competitors?
- How does the prospect compare to others in their industry?
- Who are the key senior-level decision makers?
- How do I build a strong relationship with my customers?
- How do I find new business opportunities and keep current on market trends and competitors?

Our principal E-Business Solutions are:

- Our subscription solutions delivered online through Hoover's Online (such as "Pro Premium," "Pro Plus," "Pro," "Lite," "Executive," and our new First Research industry data solution) and via electronic data feeds;
- Our advertising and e-marketing solutions provided through *www.hoovers.com*, *www.AllBusiness.com* and related Websites;
- Licensing of Hoover's proprietary content to third-party content providers; and
- The Hoover's Handbook series, a series of authoritative, printed reference materials.

Supply Management Solutions

Supply Management Solutions accounted for 3% our total revenue for each of the years ended December 31, 2007, 2006 and 2005, respectively. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion on trends in this customer solutions set.

Our Supply Management Solutions help our customers to increase cash by generating ongoing savings from our customers' suppliers and protecting our customers from serious financial, operational and regulatory risk by helping them answer questions such as:

- How much do I spend on purchasing?
- How much business do I do with each supplier?
- How can I minimize my purchasing costs?
- How can I avoid supply chain disruption?
- How can I know which suppliers are also customers?
- How can I find suppliers to help achieve my corporate diversity objectives?
- How do I know whether I am in compliance with regulatory acts?

Our principal Supply Management Solutions are:

- Our Supply Data Services, which provide data content and professional services to remove duplicate records and file fragmentation as well as cleanse, enhance and enrich our customers' supplier information;
- Our Supplier reports, particularly our Supplier Qualifier Report™, which enables our customers to understand risk in their supply base by providing an in-depth business profile on an individual supplier and help customers understand the nature and performance of a supplier's business;
- Our DNBi Supply Management solution which is an interactive, web-based supply risk management solution that enables our customers to monitor, assess and mitigate risk in order to proactively manage their supply base and make intelligent decisions that ensure continuous delivery of high-quality supplier goods; and
- Our Supply On-Ramp™, which is a Web-based solution that allows customers to standardize their supplier registration and evaluation process by creating a single point of entry with consistent procedures.

Our Sales Force

We rely primarily on our sales force of approximately 1,900 team members worldwide to sell our customers solutions, of which approximately 1,300 were in our U.S. segment and 600 were in our International segment as of December 31, 2007. Our sales force includes relationship managers and solution specialists who sell to our higher-revenue customers, teams of telesales people who sell to our lower-revenue customers and a team that sells to resellers of our solutions and our data.

We deliver our solutions primarily through the Web and other electronic methods, including desktop and enterprise application software, as well as through third-party resellers and enterprise software vendors.

Our Customers

We believe that different size customers have different needs and require different skill sets to service them. Accordingly, we have adopted a go-to-market sales strategy that focuses on distinct groups categorized internally as large customers, middle market customers and small market customers. Our large customers are those having spend with us of $1.0 million or more, while our middle market customers are those having spend with us of between $20,000 and $1.0 million and our small market customers are those having spend with us of $20,000 or less. Our principal customers within these groups are banks and other credit and financial institutions, manufacturers, wholesalers, insurance companies and telecommunication companies, as well as sales, marketing and business development professionals. None of our customers accounted for more than 2% of our 2007 total revenue or of the revenue of our U.S. or International segments. Accordingly, neither we nor either of our segments is dependent on a single customer or a few customers, such that a loss of any one would have a material adverse effect on our consolidated annual results of operations or the annual results of either of our segments.

Competition

We are subject to highly competitive conditions in all aspects of our business. A number of competitors are active in specific aspects of our business. However, we believe no competitor offers our complete line of solutions or can match our global data quality resulting from our DUNSRight Quality Process.

In the U.S., we are a market leader in our Risk Management Solutions business in terms of market share and revenue, including revenue from sales of third-party business credit information. We compete with our customers' own internal business practices by continually developing more efficient alternatives to our customers' risk management processes to capture more of their internal spend. We also directly compete with a broad range of companies, including consumer credit companies such as Equifax, Inc. and Experian Information Solutions, Inc. ("Experian"), which have traditionally offered primarily consumer information services, but now offer products that combine consumer information with business information as a tool to help customers make credit decisions with respect to small businesses.

We also compete in the U.S. with a broad range of companies offering solutions similar to our Sales & Marketing Solutions and Supply Management Solutions as well as our customers' own purchasing departments. In our Sales & Marketing Solutions business, our direct competitors include companies such as Experian and infoUSA, Inc. ("infoUSA"). In our Supply Management Solutions business, we directly compete with consulting firms, specialty data providers and specialty software companies.

In our E-Business Solutions, Hoover's competition varies based on the size of the customer and the level of spending available for services such as Hoover's Online. On the high end of product pricing, Hoover's Pro, Hoover's Pro Plus and Hoover's Pro Premium products compete with other business information providers such as infoUSA. On the lower end of product pricing, our Hoover's Lite solution mainly competes with advertising-supported Websites and other free or low-priced information sources, such as Yahoo! Finance and MarketWatch, Inc.

Outside the U.S., the competitive environment varies by country, and in some countries we are a market leader. For example, in Europe, our direct competition is primarily local, such as Cerved in Italy and Experian in the United Kingdom ("UK"). In addition, common links exist among some of these competitors through their membership in European information network alliances, such as BIGNet (Experian) and we believe that competitors may be pursuing the establishment of their own pan-European network through direct investment (e.g., Coface), which could ultimately be positioned by them as an alternative to our D&B Worldwide Network. However, we believe we offer superior solutions when compared to these networks because of our DUNSRight Quality Process. In addition, the Sales & Marketing Solutions landscape is both localized and fragmented throughout Europe, where numerous local players of varying size compete for business.

We also face significant competition from the in-house operations of the businesses we seek as customers, other general and specialized credit reporting and business information services, other information and professional service providers, and credit insurers. For example, in certain International markets, such as Europe, some credit insurers have identified the provision of credit information as an additional revenue stream. In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services.

As discussed in "Our Aspiration and Our Strategy" above, we believe that our Trusted Brand, our Financial Flexibility, our Winning Culture and our DUNSRight Quality Process form a powerful competitive advantage.

Our ability to continue to compete effectively will be based on a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our proprietary DUNSRight quality process and, as a result, improve customer satisfaction;
- Maintain and develop proprietary information and services such as analytics (e.g., scoring) and sources of data not publicly available;
- Leverage our brand perception and the value of our D&B Worldwide Network; and
- Attract and retain a high-performing workforce.

Intellectual Property

We own and control various intellectual property rights, such as trade secrets, confidential information, trademarks, trade names, copyrights, patents and applications therefor. These rights, in the aggregate, are of material importance to our business. We also believe that each of the D&B name and related trade names, marks and logos are of material importance to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us. We consider our trademarks, service marks, databases, software, patents, patent applications and other intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent, etc.) and contract and liability safeguards for protection thereof throughout the world.

Unless the context indicates otherwise, the names of our branded solutions and services referred to in this Annual Report on Form 10-K are trademarks, service marks or registered trademarks or service marks owned by or licensed to us or one or more of our subsidiaries.

We own patents and patent applications both in the U.S. and in other selected countries of strategic importance to us. The patents and patent applications include claims which pertain to certain technologies which we have determined are proprietary and warrant patent protection. We believe that the protection of our innovative technology, especially technology pertaining to our proprietary DUNSRight Quality Process, through the filing of patent applications is a prudent business strategy and we will continue to seek to protect those assets for which we have expended substantial research and development capital. Filing of these patent applications may or may not provide us with a dominant position in the fields of technology. However, these patent applications may provide us with legal defenses should subsequent patents in these fields be issued to third parties and later asserted against us. Where appropriate, we may also consider asserting or cross-licensing our patents.

Employees

As of December 31, 2007, we employed approximately 4,900 team members worldwide, of which approximately 3,000 were in our U.S. segment and Corporate and approximately 1,900 were in our International segment. We believe that we have good relations with our employees. There are no unions in our U.S. segment. Workers Councils and Trade Unions represent a portion of our employees in the European and Latin American operations of our International segment.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Investors may read and copy any document that we file, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

We make available free of charge on or through our website (www.dnb.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish the material to, the SEC. The information on our website, on our Hoover's website or on our related websites is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Organizational Background of Our Company

As used in this report, except where the context indicates otherwise, the terms "D&B," "Company," "we," "us," or "our" refer to The Dun & Bradstreet Corporation and our subsidiaries.

We were incorporated in 2000 in the State of Delaware. For more information on our history, including the various spin-offs leading to our formation and our becoming a public company in September 2000, see Note 13 in Item 8. of this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

Our business model is dependent upon third parties to provide data and certain operational services, the loss of which would materially impact our business and financial results.

We rely significantly on third parties to support our business model. For example:

- We obtain much of the data that we use from third parties, including public record sources;
- We utilize single source providers in certain countries that support the needs of our customers around the globe and rely on members of our D&B Worldwide Network to provide local data in countries in which we do not directly operate;
- We have outsourced various functions, such as our technology help desk and network management functions in the U.S. and the UK; and
- We have also outsourced certain portions of our data acquisition and delivery and customer service processes.

If one or more data providers were to withdraw their data, cease making it available, substantially increase the cost of their data, or not adhere to our data quality standards, our ability to provide solutions and services to our customers could be materially adversely impacted, which could materially impact our business and financial results. Similarly, if one of our outsource providers, including third parties with whom we have strategic relationships, were to experience financial or operational difficulties, their services to us would suffer or they may no longer be able to provide services to us at all, materially impacting our business and financial results. In addition, we cannot be certain that we could replace our large third-party vendors in a timely manner or on terms commercially reasonable to us.

We face competition that may cause price reductions or loss of market share.

We are subject to competitive conditions in all aspects of our business. We compete directly with a broad range of companies offering business information services to customers. We also face competition from:

- The in-house operations of the businesses we seek as customers;
- Other general and specialized credit reporting and other business information services;
- Other information and professional service providers; and
- Credit insurers.

In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services. Large web search engine companies can provide low-cost alternatives to data gathering and change how our customers perform key activities such as marketing campaigns. Such companies, and other third parties which may not be readily apparent today, may become significant low-cost competitors and adversely impact the demand for our solutions and services.

Weak economic conditions also can result in customers seeking to utilize free or lower-cost information that is available from alternative sources such as the Internet and European Commission sponsored projects like the European Business Register. Intense competition could harm us by causing, among other things, price reductions, reduced gross margins and loss of market share.

We are facing increased competition from consumer credit companies that offer consumer information solutions to help their customers make credit decisions regarding small businesses. In addition, consumer information companies are seeking to expand their operations more broadly into aspects of the business information space. While their presence is currently small in the business information market, given the size of the consumer market in which they play, they have scale advantages in terms of scope of operations and size of relationship with customers, which they can potentially leverage to an advantage.

Our ability to continue to compete effectively will be based upon a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our proprietary DUNSRight Quality Process and, as a result, improve customer satisfaction;
- Maintain and develop proprietary information and services such as analytics (e.g., scoring), and sources of data not publicly available;
- Demonstrate value through our decision-making tools and integration capabilities;
- Leverage our brand perception and the value of our D&B Worldwide Network;
- Continue to implement the Financial Flexibility component of our strategy and effectively reallocate our spending to activities that drive revenue growth;
- Deliver reliable and high-quality business information through various media and distribution channels in formats tailored to customer requirements;
- Adopt and maintain an effective information technology infrastructure to support product delivery as customer needs and preferences change and competitors offer more sophisticated products;
- Attract and retain a high-performance workforce;
- Enhance our existing services and introduce new services; and
- Improve our International business model and data quality through the successful management in our International segment of the members of our D&B Worldwide Network.

A failure in the integrity of our database could harm our brand and result in a loss of sales and an increase in legal claims.

The reliability of our solutions is dependent upon the integrity of the data in our global database. We have in the past been subject to customer and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of money damages. A failure in the integrity of our database could harm us by exposing us to customer or third-party claims or by causing a loss of customer confidence in our solutions.

Also, we have licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant non-exclusive licenses and by customers, they may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. In addition, it cannot be assured that these licensees and customers will take the same steps we have taken to prevent misappropriation of our data solutions or technologies.

Our brand and reputation are key assets and competitive advantages of our Company and our business may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets of the Company. Our ability to attract and retain customers is highly dependent upon the external perceptions of our level of data quality, business practices and overall financial condition. Negative perceptions or publicity regarding these matters could damage our reputation with customers and the public, which could make it difficult for us to attract and maintain customers. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in higher regulatory or legislative scrutiny. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could materially impact our business and financial results.

We rely on annual contract renewals for a substantial part of our revenue and our quarterly results may be significantly impacted by the timing of these renewals or a shift in product mix that results in a change in the timing of revenue recognition.

We derive a substantial portion of our revenue from annual customer contracts. If we are unable to renew a significant number of these contracts, our revenue and results of operations would be harmed. In addition, our results of operations from period-to-period may vary due to the timing of customer contract renewals. As contracts are renewed, we have, and may continue to experience, a shift in product mix underlying such contracts. This could result in the deferral of increased amounts of revenue into future periods as a larger portion of revenue is recognized over the term of our contracts rather than upfront at contract signing. Although this may cause our financial results from period-to-period to vary substantially, such change in revenue recognition will not change the total revenue recognized over the life of our contracts.

Changes in the legislative, regulatory and commercial environments in which we operate may adversely impact our ability to collect, manage, aggregate and use data and may impact our financial results.

Certain types of information we gather, compile and publish are subject to regulation by governmental authorities in certain markets in which we operate, particularly in our international markets. In addition, there is increasing awareness and concern among the general public regarding marketing and privacy matters, particularly as they relate to individual privacy interests and the ubiquity of the Internet. These concerns may result in new laws and regulations. In general, compliance with existing laws and regulations has not to date materially impacted our business and financial results. Nonetheless, future laws and regulations with respect to the collection, management and use of information, and adverse publicity or litigation concerning the commercial use of such information, could materially impact our business and financial results. This could result in legislative or regulatory limitations being imposed on our operations, increased compliance or litigation expense and/or loss of revenue.

In addition, governmental agencies may seek, from time-to-time, to increase the fees or taxes that we must pay to acquire, use and/or redistribute data that such governmental agencies collect. While we would seek to pass along any such price increases to our customers or provide alternative services, there is no guarantee that we would be able to do so, given competitive pressures or other considerations. In addition, any such price increases or alternative services may result in reduced usage by our customers and/or loss of market share.

We may be unable to achieve our financial aspirations, which could negatively impact our stock price.

We have established financial aspirations for the 2008 through 2010 time frame with respect to the financial performance that we believe would be achieved based upon our planned business strategy for the next several years. These financial aspirations can only be achieved if the assumptions underlying our business strategy are fully realized—some of which we cannot control (e.g., market growth rates, macroeconomic conditions and customer preferences). As part of our annual planning process we will review these assumptions and we intend to provide our financial guidance to shareholders on an annual basis.

We may be unable to adapt successfully to changes in our customers' preferences for our solutions, which could adversely impact our revenues.

Our success depends in part on our ability to adapt our solutions to our customers' preferences. Advances in information technology and uncertain or changing economic conditions are changing the way our customers use and purchase business information. As a result, our customers are demanding both lower prices and more features from our solutions, such as decision-making tools like credit scores and electronic delivery formats. If we do not successfully adapt our solutions to our customers' preferences, our business and financial results would be materially adversely impacted. Specifically, for our larger customers, our continued success will be dependent on our ability to satisfy more of their needs by providing solutions beyond data, such as enhanced analytics and assisting with their data integration efforts. For our smaller customers, our success will depend in part on our ability to simplify our solutions and pricing offerings, to enhance our marketing efforts to these customers and to improve our service to them.

To address customer needs for pricing certainty and increased access to our solutions, we provide subscription pricing plans through our Preferred Pricing Agreement and our Preferred Pricing Agreement with DNBi. These subscription pricing plans provide expanded access to our Risk Management Solutions in a way that provides more certainty over related costs to the customer, which, in turn, generally results in customers increasing their spend on our solutions. These plans have been an important driver of our growth in 2007, 2006 and 2005. Our success moving forward is dependent, in part, on the continued penetration of these offerings and the successful rollout of similar programs in various markets around the world. Similarly, our continued success is dependent on customers' acceptance of our DNBi offering.

Acquisitions, joint ventures or similar strategic relationships may disrupt or otherwise have a negative impact on our business and financial results.

As part of our strategy, we may seek to acquire other complementary businesses, products and technologies or enter into joint ventures or similar strategic relationships. These transactions are subject to the following risks:

- Acquisitions, joint ventures or similar relationships may cause a disruption in our ongoing business, distract our management and make it difficult to maintain our standards, controls and procedures;
- We may not be able to integrate successfully the services, content, products and personnel of any such transaction into our operations;
- We may not derive the revenue improvements, cost savings and other intended benefits of any such transaction; and
- Risks, exposures and liabilities of acquired entities or other third parties with whom we undertake a transaction, that arise from such third parties' activities prior to undertaking a transaction with us.

Our business performance might not be sufficient for us to meet the full year financial guidance that we provide publicly.

We provide full-year financial guidance to the public which is based upon our assumptions regarding our expected financial performance. This includes, for example, assumptions regarding our ability to grow revenue, to provide profitable operating income, to achieve desired tax rates and to generate cash. We believe that our financial guidance provides investors and analysts with a better understanding of our view of our near term financial performance. Such financial guidance may not always be accurate, however, due to our inability to meet the assumptions we make and the impact on our financial performance that could occur as a result of the various risks and uncertainties to our business as set forth in these risk factors and in our public filings with the SEC or otherwise. If we fail to meet the full-year financial guidance that we provide or if we find it necessary to revise such guidance as we conduct our operations throughout the year, the market value of our common stock could be materially adversely affected.

We have no direct management control over third-party members of the D&B Worldwide Network who conduct business under the D&B brand name in local markets.

The D&B Worldwide Network is comprised of both wholly owned subsidiaries and third-party members who conduct business under the D&B brand name in local markets. While third-party member participation in the D&B Worldwide Network is controlled by commercial services agreements and the use of our trademarks is controlled by license agreements, we have no direct management control over these members beyond the terms of the agreements. As a result, actions or inactions taken by these third-party members may have a material impact on our business and financial results. For example, one or more third-party members may:

- Provide a product or service that does not adhere to our data quality standards;
- Fail to comply with D&B brand and communications standards;
- Engage in illegal or unethical business practices;
- Elect not to support new or revised products and services or other strategic initiatives; or
- Fail to execute other data or distribution contract requirements.

Such actions or inactions may have an impact on customer confidence in the D&B brand globally, which could materially adversely impact our business and financial results.

We may not be able to attract and retain qualified personnel, including members of our sales force, which could impact the quality of our performance and customer satisfaction.

Our success and financial results also depend on our continuing ability to attract, retain and motivate highly qualified personnel at all levels, including members of our sales force on whom we rely for the vast majority of our revenue, and to appropriately use the time and resources of such individuals. Competition for these individuals is intense, and we may not be able to retain our key personnel or key members of our sales teams, or attract, assimilate or retain other highly qualified individuals in the future. We have from time-to-time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees, including members of our sales force, with appropriate qualifications.

We may lose key business assets or suffer interruptions in product delivery, including loss of data center capacity or the interruption of telecommunications links, the Internet, or power sources which could significantly impede our ability to do business.

Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from hardware failure, fire, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), natural disasters, or other disasters. The on-line services we provide are dependent on links to telecommunications providers. In addition, we generate a significant amount of our revenue through telesales centers and websites that we use in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations or change management processes in connection with our introduction of new Web-based products or services to prevent a loss or failure in all of these areas in a timely manner. Any damage to our data centers, failure of our telecommunications links or inability to access these telesales centers or websites could cause interruptions in operations that adversely affect our ability to meet customers' requirements and materially impact our business and financial results.

Our operations in the International segment are subject to various risks associated with operations in foreign countries, which could materially impact our business and financial results.

Our success depends in part on our various operations outside the United States. For the three years ended December 31, 2007, 2006 and 2005, our International segment accounted for 22%, 21% and 21% of total revenue. Our International business is subject to many challenges, the most significant being:

- Our competition is primarily local, and our customers may have greater loyalty to our local competitors;
- Credit insurance is a significant credit risk mitigation tool in certain markets, thus reducing the demand for our Risk Management Solutions; and
- In some markets, key data elements are generally available from public-sector sources, thus reducing a customer's need to purchase our data.

Our International strategy includes the leveraging of our D&B Worldwide Network to improve our data quality. We form and manage these strategic alliances to create a competitive advantage for us over the long term; however, these strategic relationships may not be successful or may be subject to ownership change.

The issue of data privacy is an increasingly important area of public policy in various International markets, and we operate in an evolving regulatory environment that could adversely impact aspects of our business or the business of third parties on whom we depend.

Our operating results could also be negatively affected by a variety of other factors affecting our foreign operations, many of which are beyond our control. These factors may include currency fluctuations, economic, political or regulatory conditions, competition from government agencies in a specific country or region, trade protection measures and other regulatory requirements. Additional risks inherent in International business activities generally include, among others:

- Longer accounts receivable payment cycles;
- The costs and difficulties of managing International operations and strategic alliances, including the D&B Worldwide Network; and
- The need to comply with a broader array of regulatory and licensing requirements, the failure of which could result in fines, penalties or business suspensions.

We may be unable to reduce our expense base through our Financial Flexibility Program, and the related reinvestments from savings from this program may not produce the level of desired revenue growth which would materially impact our business and financial results.

Successful execution of our strategy includes reducing our expense base through our Financial Flexibility Program, and reallocating our expense base reductions into initiatives to produce our desired revenue growth. The success of this program may be affected by:

- Our ability to continually adapt and improve our organizational design and efficiency to meet the changing needs of our business and our customers;
- Our ability to implement all of the actions required under this program within the established time frame;
- Our ability to implement actions that require process or technology changes to reduce our expense base;

- Entering into or amending agreements with third-party vendors to renegotiate terms beneficial to us;
- Managing third-party vendor relationships effectively;
- Completing agreements with our local works councils and trade unions related to potential reengineering actions in certain International markets; and
- Maintaining quality around key business processes utilizing our reduced and/or outsourced resources.

If we fail to reduce our expense base, or if we do not achieve our desired level of revenue growth from new initiatives, our business and financial results would be materially impacted.

We are involved in tax and legal proceedings that could have a material adverse impact on us.

We are involved in tax and legal proceedings, claims and litigations that arise in the ordinary course of business. As discussed in greater detail under "Note 13. Contingencies" in "Notes to Consolidated Financial Statements" in Part II, Item 8. of this Annual Report on Form 10-K, certain of these matters could materially impact our business and financial results.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our corporate office is located at 103 JFK Parkway, Short Hills, New Jersey, in a 123,000-square-foot property that we lease. This property also serves as the executive offices of our U.S. segment.

Our other properties are geographically distributed to meet sales and operating requirements worldwide. We generally consider these properties to be both suitable and adequate to meet current operating requirements. As of December 31, 2007, the most important of these other properties include the following sites:

- A 178,300-square-foot leased office building in Center Valley, Pennsylvania, which houses various sales, finance, fulfillment and data acquisition personnel;
- A 147,000-square-foot office building that we own in Parsippany, New Jersey, housing personnel from our U.S. sales, marketing and technology groups (approximately one-third of this building is leased to a third party);
- A 78,000-square-foot leased office building in Austin, Texas, which houses a majority of Hoover's employees; and
- A 79,060-square-foot leased space in Marlow, England, which houses our UK business, International technology and certain other international teams.

In addition to the above locations, we also conduct operations in other offices across the globe, all of which are leased.

Item 3. ***Legal Proceedings***

Information in response to this Item is included in Part II, Item 8. "Note 13. Contingencies" and is incorporated by reference into Part I of this Annual Report on Form 10-K.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders in the fourth quarter of fiscal year 2007.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is listed on the New York Stock Exchange and trades under the symbol DNB. We had 3,300 shareholders of record as of December 31, 2007.

The following table summarizes the high and low sales prices for our common stock, as reported in the periods shown:

	2007		2006	
	High	Low	High	Low
First Quarter	$ 91.51	$82.28	$76.68	$67.70
Second Quarter	$104.62	$89.69	$78.18	$67.96
Third Quarter	$106.63	$90.08	$75.19	$65.50
Fourth Quarter	$ 99.68	$86.26	$84.25	$74.28

We paid dividends of $58.4 million during the year ended December 31, 2007. We did not pay any dividends on our common stock during the years ended December 31, 2006 and 2005. In December 2007, our Board of Directors approved the declaration of a $0.30 per share dividend for the first quarter of 2008. This cash dividend is payable March 17, 2008, to shareholders of record at the close of business on February 29, 2008.

Issuer Purchases of Equity Securities

The following table provides information about purchases made by us or on our behalf during the quarter ended December 31, 2007 of shares of equity that are registered pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased (a)(b)	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs(a)(b)	Maximum Number of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(a)	Approximate Dollar Value of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(b)
	(Amounts in millions, except per share data)				
October 1 - 31, 2007	0.2	$97.37	0.2	—	$ —
November 1 - 30, 2007	0.8	$88.59	0.8	—	—
December 1 - 31, 2007	0.3	$89.98	0.3	—	—
	1.3	$89.99	1.3	2.7	$26.8

(a) During the three months ended December 31, 2007, we repurchased 0.3 million shares of common stock for $20.7 million to mitigate the dilutive effect of the shares issued under our stock incentive plans and Employee Stock Purchase Plan. This repurchase program was announced in August 2006 and expires in August 2010. The maximum number of shares authorized for repurchase under this program is 5.0 million shares, of which 2.3 million shares have been repurchased as of December 31, 2007.

(b) During the three months ended December 31, 2007, we repurchased 1.0 million shares of common stock for $98.2 million related to a $200 million, one-year share repurchase program approved by our Board of Directors in May 2007. This program was completed in February 2008.

FINANCIAL PERFORMANCE COMPARISON GRAPH*
SINCE DECEMBER 31, 2002

In accordance with SEC rules, the graph below compares the Company's cumulative total shareholder return against the cumulative total return of the Standard & Poor's MidCap 400 Index and a published industry index starting on December 31, 2002. Our past performance may not be indicative of future performance.

As an industry index, the Company chose the S&P MidCap Diversified Commercial & Professional Services Index (previously named the S&P 400 MidCap Diversified Commercial Services—Specialized Index), a subset of the S&P MidCap 400 Index that includes companies that provide business-to-business services.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG D&B, THE S&P MIDCAP DIVERSIFIED COMMERCIAL & PROFESSIONAL SERVICES INDEX AND THE S&P MIDCAP 400 INDEX


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$350
$300
$250
$200
$150
$100
$50
$0
12/31/02
3/31/03
6/30/03
9/30/03
12/31/03
3/31/04
6/30/04
9/30/04
12/31/04
3/31/05
6/30/05
9/30/05
12/31/05
3/31/06
6/30/06
9/30/06
12/31/06
3/31/07
6/30/07
9/30/07
12/31/07
Dun & Bradstreet Corp.
S&P MidCap 400
S&P MidCap Diversified Commercial & Professional Services

* Assumes $100 invested on December 31, 2002, and reinvestment of dividends.

Item 6. *Selected Financial Data*

	For the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Amounts in millions, except per share data)				
Results of Operations:					
Operating Revenues	$1,599.2	$1,474.9	$1,380.0	$1,370.2	$1,351.5
Costs and Expenses(1)	1,173.6	1,081.2	1,015.4	1,054.1	1,061.3
Operating Income	425.6	393.7	364.6	316.1	290.2
Non-Operating Income (Expense)—Net(2)	0.7	(13.3)	(9.7)	22.0	(11.6)
Income from Continuing Operations Before Provision for Income Taxes	426.3	380.4	354.9	338.1	278.6
Provision for Income Taxes(3)	135.8	142.1	133.1	128.2	105.7
Minority Interest Income (Expense)(4)	0.9	—	—	—	—
Equity in Net Income (Loss) of Affiliates	1.3	0.4	0.7	—	0.3
Income from Continuing Operations	292.7	238.7	222.5	209.9	173.2
Income (Loss) from Discontinued Operations(5)	5.4	2.0	(1.3)	1.9	1.3
Net Income	$ 298.1	$ 240.7	$ 221.2	$ 211.8	$ 174.5
Basic Earnings Per Share of Common Stock:					
Income from Continuing Operations	$ 5.03	$ 3.77	$ 3.33	$ 2.98	$ 2.36
Income (Loss) from Discontinued Operations	0.09	0.04	(0.02)	0.03	0.01
Net Income	$ 5.12	$ 3.81	$ 3.31	$ 3.01	$ 2.37
Diluted Earnings Per Share of Common Stock:					
Income from Continuing Operations	$ 4.90	$ 3.67	$ 3.21	$ 2.87	$ 2.28
Income (Loss) from Discontinued Operations	0.09	0.03	(0.02)	0.03	0.02
Net Income	$ 4.99	$ 3.70	$ 3.19	$ 2.90	$ 2.30
Other Data:					
Weighted Average Number of Shares Outstanding—Basic	58.3	63.2	66.8	70.4	73.5
Weighted Average Number of Shares Outstanding—Diluted	59.8	65.1	69.4	73.1	75.8
Cash Dividends Paid per Common Share	$ 1.00	$ —	$ —	$ —	$ —
Cash Dividends Declared per Common Share	$ 1.30	$ —	$ —	$ —	$ —
Balance Sheet:					
Total Assets	$1,658.8	$1,360.1	$1,613.4	$1,635.5	$1,624.7
Long-Term Debt	$ 724.8	$ 458.9	$ 0.1	$ 300.0	$ 299.9
Equity	$ (423.0)	$ (399.1)	$ 77.6	$ 54.2	$ 48.4

(1) 2007 included a charge of $25.1 million for restructuring related to the 2007, 2006 and 2005 Financial Flexibility Programs and a charge of $0.8 million related to the settlement of an International payroll tax matter related to a divested entity. 2006 included a charge of $25.5 million for restructuring related to the 2006, 2005 and 2004 Financial Flexibility Programs. 2005 included a charge of $30.7 million for restructuring related to the 2005 and 2004 Financial Flexibility Programs and a charge of $0.4 million for the final resolution of all disputes on the sale of our French business. 2004 included a charge of $32.0 million for restructuring related to the 2004 Financial Flexibility Program. 2003 included charges of $17.4 million for restructuring related to the 2003 Financial Flexibility Program and $13.8 million for the loss on the sale of our High Wycombe, England facility.

(2) 2007 included a gain of $5.8 million related to our joint venture with Huaxia International Credit Consulting Co. Limited, or "Huaxia/D&B China Joint Venture," a gain of $13.2 million related to our joint venture with Tokyo Shoko Research or "Tokyo Shoko Research/D&B Japan Joint Venture," a gain of $1.6 million related to the effect of Legacy Tax Matters and a net gain of $0.9 million on the sale of other investments. 2005 included a $3.5 million gain on the sale of a 5% investment in a South African company, a $0.8 million gain as a result of lower costs related to the 2004 sale of operations in Iberia (Spain and Portugal) and a charge of $3.7 million for the final resolution of all disputes on the sale of our French business. 2004 included gains on the sales of operations in the Nordic region (Sweden, Denmark, Norway and Finland) of $7.9 million, India and Distribution Channels in Pakistan and the Middle East of $3.8 million, Central Europe (Germany, Switzerland, Poland, Hungary and Czech Republic) of $5.6 million, France of $12.9 million and Iberia (Spain and Portugal) of $0.1 million. 2003 included gains of $7.0 million on the settlement of an insurance claim to recover losses related to the events of September 11, 2001 and $1.8 million on the sale of equity interests in our Singapore business. Partially offsetting these gains in 2003 was a $4.3 million loss on the sale of our Israeli business.

(3) 2007 was impacted by the tax reserve true-up of $31.2 million for the settlement of 1997-2002 tax years, primarily related to the "Amortization of Royalty Expense Deductions/Royalty Income 1997-2007" transaction, and a $2.5 million impact as a result of revaluing of the net deferred tax assets in the UK as a result of a UK tax law change, enacted in the third quarter of 2007, which reduces the general UK tax rate from 30% to 28%, the impact of tax incurred in Asia Pacific related to the gains on our Huaxia/D&B China Joint Venture and Tokyo Shoko Research/D&B Japan Joint Venture of $2.9 million and $8.3 million, respectively, a $1.6 million effect related to Legacy Tax Matters, an impact on the settlement of an International payroll tax matter of $0.2 million related to a divested entity, and $0.3 million impact on the sale of other investments. 2006 included a charge of $0.8 million related to the Legacy Tax Matter referred to as "Royalty Expense Deduction 1993-1997." 2005 included a gain of $16.3 million related to tax benefits recognized upon the liquidation of dormant International entities whose assets were divested as part of our International strategy, a $9.3 million tax charge related to our repatriation of foreign cash, a $6.3 million charge resulting from an increase in the tax legacy reserve for the matter referred to as "Royalty Expense Deductions 1993-1997" and a $0.9 million refund related to the Legacy Tax Matter referred to as "Utilization of Capital Losses 1989-1990." 2004 included a charge for taxes of $4.5 million related to the settlement of the tax matter referred to as "Utilization of Capital Losses 1989-1990."

(4) 2007 included minority interest expense of $0.9 million related to the minority owner's share of net income of our Huaxia/D&B China Joint Venture. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(5) On December 27, 2007, we completed the sale of our Italian real estate business which was a part of our International segment and we have reclassified the historical financial results of the Italian real estate business as discontinued operations as set forth in this Annual Report on Form 10-K to reflect this reclassification. The financial statements for our subsidiaries outside the U.S. and Canada reflect a fiscal year ended November 30, in order to facilitate timely reporting of our consolidated financial results and financial position. Accordingly, the related assets and liabilities of our Italian real estate business have been classified as held for sale in the balance sheet and we will record the resulting gain from the sale in the first quarter of 2008.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

How We Manage Our Business

For internal management purposes, we refer to "core revenue," which we calculate as total operating revenue less the revenue of divested businesses. Core revenue is used to manage and evaluate the performance of our segments and to allocate resources because this measure provides an indication of the underlying changes in revenue in a single performance measure. Core revenue does not include reported revenue of divested businesses since they are not included in future revenue.

On December 27, 2007, we completed the sale of our Italian real estate business which was a part of our International segment and we have reclassified the historical financial results of the Italian real estate business as discontinued operations as set forth in this Annual Report on Form 10-K to reflect this reclassification. The financial statements for our subsidiaries outside the U.S. and Canada reflect a fiscal year ended November 30, 2007, 2006, and 2005, in order to facilitate timely reporting of our consolidated financial results and financial position. Accordingly, the related assets and liabilities of our Italian real estate business have been classified as held for sale in the balance sheet and we will record the resulting gain from the sale in the first quarter of 2008.

We also isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both with and without the effects of foreign exchange. As a result, we monitor our core revenue growth both after and before the effects of foreign exchange. Core revenue growth excluding the effects of foreign exchange is referred to as "revenue growth before the effects of foreign exchange."

We have historically from time-to-time and we may continue to further analyze core revenue growth before the effects of foreign exchange among two components, "organic core revenue growth" and "core revenue growth from acquisitions." We analyze "organic core revenue growth" and "core revenue growth from acquisitions" because management believes this information provides insight into the underlying health of our business. Core revenue includes the revenue from acquired businesses from the date of acquisition.

We evaluate the performance of our segments based on segment revenue growth before the effects of foreign exchange, and segment operating income growth before certain types of gains and charges that we consider do not reflect our underlying business performance. Specifically, for management reporting purposes, we evaluate segment performance "before non-core gains and charges" because such charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations. A recurring component of non-core gains and charges are our restructuring charges, which result from a foundational element of our growth strategy that we refer to as Financial Flexibility. Through Financial Flexibility, management identifies opportunities to improve the performance of the business in terms of quality, efficiency and cost, in order to generate savings primarily to invest for growth. Such charges are variable from period-to-period based upon actions identified and taken during each period. Management reviews operating results before such charges on a monthly basis and establishes internal budgets and forecasts based upon such measures. Management further establishes annual and long-term compensation such as salaries, target cash bonuses and target equity compensation amounts based on such measures and a significant percentage weight is placed upon such measures in determining whether performance objectives have been achieved. Management believes that by eliminating restructuring charges from such financial measures, and by being overt to shareholders about the results of our operations excluding such charges, business leaders are provided incentives to recommend and execute actions that are in the best long-term interests of our shareholders, rather than being influenced by the potential impact a charge in a particular period could have on their compensation. Additionally, transition costs (period costs such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement the Financial Flexibility component of our strategy) are reported as "Corporate and Other" expenses and are not allocated to our segments. See Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for financial information regarding our segments.

Similarly, when we evaluate the performance of our business as a whole, we focus on results (such as operating income, operating income growth, operating margin, net income, tax rate (defined as provision for income taxes divided by income before income taxes) and diluted earnings per share) before non-core gains and charges because such non-core gains and charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations and may drive behavior that does not ultimately maximize shareholder value. It should not be concluded from our presentation of non-core gains and charges that the items that result in non-core gains and charges will not occur in the future.

We also use "free cash flow" to manage our business. We define free cash flow as net cash provided by operating activities minus capital expenditures and additions to computer software and other intangibles. Free cash flow measures our available cash flow for potential debt repayment, acquisitions, stock repurchases and additions to cash, cash equivalents and short-term investments. We believe free cash flow to be relevant and useful to our investors as this measure is used by our management in evaluating the funding available after supporting our ongoing business operations and our portfolio of product investments.

Free cash flow should not be considered as a substitute measure for, or superior to, net cash flows provided by operating activities, investing activities or financing activities. Therefore, we believe it is important to view free cash flow as a complement to our consolidated statements of cash flows.

The adjustments discussed herein to our results as determined under generally accepted accounting principles in the United States of America ("GAAP") are among the primary indicators management uses as a basis for our planning and forecasting of future periods, to allocate resources, to evaluate business performance and, as noted above, for compensation purposes. However, these financial measures (results before non-core gains and charges and free cash flow) are not prepared in accordance with GAAP, and should not be considered in isolation or as a substitute for total revenue, operating income, operating income growth, operating margin, net income, tax rate, diluted earnings per share, or net cash provided by operating activities, investing activities and financing activities prepared in accordance with GAAP. In addition, it should be noted that because not all companies calculate these financial measures similarly or at all, the presentation of these financial measures is not likely to be comparable to measures of other companies.

See "Results of Operations" below for a discussion of our results reported on a GAAP basis.

Overview

We manage and report our operations under the following two segments:

- United States ("U.S."); and
- International (which consists of operations in Europe, Canada, Asia Pacific and Latin America).

The financial statements of our subsidiaries outside the U.S. and Canada reflect a fiscal year ended November 30 to facilitate the timely reporting of our consolidated financial results and financial position.

Total revenue and core revenue were the same for the years ended December 31, 2007, 2006 and 2005. Therefore, our discussion of our results of operations for the years ended December 31, 2007, 2006 and 2005, references only our core revenue results.

The following table presents the contribution by segment of core revenue results.

	For the Years Ended December 31,		
	2007	2006	2005
Revenue:			
U.S.	78%	79%	79%
International	22%	21%	21%

The following table presents the contribution by customer solution set to core revenue.

	For the Years Ended December 31,		
	2007	2006	2005
Revenue by Customer Solution Set:			
Risk Management Solutions	61%	63%	64%
Sales & Marketing Solutions	29%	28%	28%
E-Business Solutions	7%	6%	5%
Supply Management Solutions	3%	3%	3%

These customer solution sets are discussed in greater detail in Item 1. "Business" of this Annual Report on Form 10-K.

Within our Risk Management Solutions and Sales & Marketing Solutions, we monitor the performance of our "Traditional" products and our "Value-Added" products.

Risk Management Solutions

Our Traditional Risk Management Solutions generally consist of reports from our database used primarily for making decisions about new credit applications. Our Traditional Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue and Core Revenue:

	For the Years Ended December 31,		
	2007	2006	2005
Risk Management Solutions Revenue	78%	79%	79%
Core Revenue	48%	50%	51%

Our Value-Added Risk Management Solutions generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. Our Value-Added Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue and Core Revenue:

	For the Years Ended December 31,		
	2007	2006	2005
Risk Management Solutions Revenue	22%	21%	21%
Core Revenue	13%	13%	13%

Certain of our solutions, such as DNBi, are available on a subscription pricing basis in the U.S. and are comprised of both traditional and value-added components.

Sales & Marketing Solutions

Our Traditional Sales & Marketing Solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. Our Traditional Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue and Core Revenue:

	For the Years Ended December 31,		
	2007	2006	2005
Sales & Marketing Solutions Revenue	42%	43%	45%
Core Revenue	12%	12%	13%

Our Value-Added Sales & Marketing Solutions generally include decision-making and customer information management solutions. Our Value-Added Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue and Core Revenue:

	For the Years Ended December 31,		
	2007	2006	2005
Sales & Marketing Solutions Revenue	58%	57%	55%
Core Revenue	17%	16%	15%

Our Flexible Business Model and Restructuring

Since the launch of our Blueprint for Growth Strategy, we have implemented Financial Flexibility Programs. Financial Flexibility is an ongoing process by which we seek to reallocate our spending from low-growth or low-value activities to other activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. With each program we have incurred restructuring charges (which generally consists of employee severance and termination costs, contract terminations, asset write-offs, and/or costs to terminate lease obligations, less assumed sublease income) and transition costs (which consist of other costs necessary to accomplish the process changes such as consulting fees, costs of temporary workers, relocation costs and stay bonuses).

An integral component of our strategy is creating financial flexibility to fund investments for growth and to create shareholder value.

Through our Financial Flexibility Program we continually and systematically seek ways to improve our performance in terms of quality and cost. Specifically, we seek to eliminate, standardize, consolidate and automate our business functions. As a part of each program, we have incurred a restructuring charge, which generally consists of, among other things, employee severance and termination costs. We also have incurred transition costs, which generally consist of other costs necessary to accomplish the process changes such as consulting fees, cost of temporary workers, relocation costs and stay bonuses.

Our 2008 Financial Flexibility Program, which was approved on January 24, 2008, builds on efforts initiated in 2007 to reduce significantly the complexity of our business, a process that we anticipate continuing over the next several years. Specifically, in 2008, we will continue to address complexity reduction and create financial flexibility through several initiatives including the following:

- *Enhancing Organizational Effectiveness:* this initiative is intended to reduce organizational complexity and improve the efficiency of how we are organized and how we operate as a business by continuing to address spans of control, consolidating like functions and eliminating non-essential activities;
- *Simplifying our Products and Technology:* this initiative is intended to simplify the various platforms and products we offer our customers and moving to fewer and easier to use web-based platforms like DNBi and Hoover's and eliminating and consolidating systems and technology infrastructure;
- *Streamlining Data Collection and Product Ordering:* this initiative is intended to standardize and automate processes to drive efficiencies and quality to support our overall DUNSRight data strategy; and
- *Improving Overall Business Effectiveness:* this initiative is intended to improve the efficiencies of our operations by centralizing management of key cost drivers, vendor consolidation and contract renegotiation. In addition, we are focusing on driving revenue growth by reducing the non-selling time of our sales force, enhancing our new customer acquisition activities and go-to-market approaches.

On an annualized basis, the actions under our 2008 Financial Flexibility Program are expected to create $75 million to $80 million of financial flexibility, of which approximately $60 million to $65 million will be generated in 2008, before any transition costs and restructuring charges and before any reallocation of savings generated by the initiatives. We expect all actions under our 2008 program to be completed by December 2008. To implement these initiatives we expect to incur transition costs of approximately $13 million to $15 million in 2008.

In addition, we expect to incur restructuring charges totaling $20 million to $25 million pre-tax, of which $18 million to $23 million relate to severance, approximately $1 million relate to lease termination obligations and approximately $1 million relate to other exit costs in 2008.

Approximately $30 million to $40 million of these transition costs and restructuring charges are expected to result in cash expenditures. As a result of this financial flexibility program we expect that approximately 300-350 positions will be eliminated globally.

Our Critical Accounting Policies and Estimates

In preparing our consolidated financial statements and accounting for the underlying transactions and balances reflected therein, we have applied the significant accounting policies described in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Of those policies, we consider the policies described below to be critical because they are both most important to the portrayal of our financial condition and results, and they require management's subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

If actual results in a given period ultimately differ from previous estimates, the actual results could have a material impact on such period.

We have discussed the selection and application of our critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure regarding critical accounting policies and estimates as well as the other sections in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Pension and Postretirement Benefit Obligations

We previously offered substantially all of our U.S.-based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account (the "U.S. Qualified Plan"). The defined benefit plan covers active and retired employees including retired individuals from spin-off companies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further discussion of spin-off companies). The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranges from 3% to 12.5%, based on age and service. Amounts allocated under the plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and funded in accordance with the Internal Revenue Code. We also maintain supplemental and excess plans in the United States (the "U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 69% and 14% of our pension obligation, respectively, at December 31, 2007. Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan (the "PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. Our employees in certain of our International operations are also provided retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

We also provide various health care and life insurance benefits for retirees. U.S.-based employees, who retire with 10 years of vesting service after age 45, are eligible to receive benefits. Postretirement benefit costs and obligations are determined actuarially.

In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," amended by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," our pension benefit obligations and the related effects on operations are calculated using actuarial assumptions and methodologies. Other postretirement benefits (i.e., health care) are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," amended by SFAS No. 158, and are also dependent on the application of our assumptions by outside actuaries. The key assumptions used in the measurement of the pension and postretirement obligations and net periodic pension and postretirement cost are:

- *Expected long-term rate of return on pension plan assets*—which is based on a target asset allocation as well as expected returns on asset categories of plan investments;
- *Discount rate*—which is used to measure the present value of pension plan obligations and postretirement health care obligations. The discount rates are derived using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to our plans;
- *Rates of compensation increase and cash balance accumulation/conversion rates*—which are based on an evaluation of internal plans and external market indicators; and
- *Health care cost trends*—which are based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

We believe that the assumptions used are appropriate, though changes in these assumptions would affect our pension and other postretirement benefit costs. The factor with the most immediate impact on our consolidated financial statements is a change in the expected long-term rate of return on pension plan assets for the U.S. Qualified Plan. For 2008, we will continue to use an expected long-term rate of return of 8.25%. This assumption was 8.25%, 8.25% and 8.50% in 2007, 2006 and 2005, respectively. The 8.25% assumption represents our best estimate of the expected long-term future investment performance of the U.S. Qualified Plan, after considering expectations for future capital market returns and the plan's asset allocation. As of December 31, 2007, the plan was 65% invested in publicly traded equity securities, 29% invested in debt securities and 6% invested in real estate investments. Every one-quarter percentage-point increase or decrease in the long-term rate of return increases or reduces our annual operating income by approximately $3.3 million by increasing or reducing our net periodic pension income.

Changes in the discount rate, rate of compensation increase and cash balance accumulation/conversion rates also have an effect on our annual operating income. Based on the factors noted above, the discount rate is adjusted at each remeasurement date while other assumptions are reviewed annually. For our U.S. plans and Postretirement Benefit Plan, every one-quarter-percentage-point increase or decrease in the discount rate reduces or increases our pension cost and postretirement cost by approximately $4.0 million and $0.1 million, respectively. As of December 31, 2007, for all of our U.S. pension plans and our Postretirement Benefit Plan, we increased the discount rate to 6.37% and 6.11% from 5.84% and 5.64% used at December 31, 2006, respectively.

Differences between the assumptions stated above and actual experience could affect our pension and other postretirement benefit costs. When actual plan experience differs from the assumptions used, actuarial gains or losses arise in accordance with SFAS No. 87 and SFAS No. 106, as amended by SFAS No. 158. These gains and losses are aggregated and amortized generally over the average future service periods of employees to the extent that such gains or losses exceed a "corridor" as defined in SFAS No. 87. The purpose of the corridor is to reduce the volatility caused by the difference between actual experience and the pension-related assumptions noted above, on a plan-by-plan basis. For all of our pension plans, total actuarial losses that have not been recognized in our pension costs as of December 31, 2007 and 2006 were $378.8 million and $503.8 million, respectively, of which $220.1 million and $274.5 million, respectively, were attributable to the U.S. Qualified Plan, $77.4 million and $98.1 million, respectively, were attributable to the U.S. Non-Qualified Plans, and the remainder was attributable to the non-U.S. pension plans. (See discussion in Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.) We expect to recognize a portion of such losses in our 2008 net periodic pension cost of approximately $10.0 million, $4.9 million and $2.5 million, for the U.S. Qualified Plan, U.S. Non-Qualified Plans and non-U.S. plans, respectively, compared to $14.3 million, $5.4 million and $3.8 million, respectively, in 2007. The lower amortization of actuarial loss in 2008 of $4.3 million and $0.5 million related to the U.S. Qualified Plan and the U.S. Non-Qualified Plans, respectively, which will be included in our pension cost in 2008, is primarily due to lower amortization of unrecognized actuarial losses exceeding the corridor threshold under SFAS No. 87 at January 1, 2008, primarily resulting from higher discount rates applied to the pension plans at December 31, 2007 as discussed above.

Differences between the expected long-term rate of return assumption and actual experience could affect our net periodic pension cost. We recorded net periodic pension cost for our pension plans of $10.7 million, $27.0 million and $13.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. A major component of the net periodic pension cost is the expected return on plan assets, which was $117.1 million, $113.5 million and $119.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. The expected return on plan assets was determined by multiplying the expected long-term rate of return assumption by the market-related value of plan assets. The market-related value of plan assets recognizes asset gains and losses over five years to reduce the effects of short-term market fluctuations on net periodic pension cost. For the years ended December 31, 2007, 2006 and 2005, we recorded investment gains of $105.7 million, $175.5 million and $112.6 million, respectively, in our pension plans, of which $91.2 million, $157.1 million and $90.2 million, respectively, were attributable to the U.S. Qualified Plan and $14.6 million, $18.4 million and $22.4 million, respectively, were attributable to the non-U.S. plans. At January 1, 2008, the market-related value of plan assets of our U.S. Qualified Plan and the non-U.S. plans was $1,358.1 million and $201.5 million, respectively, compared with the fair value of its plan assets of $1,371.6 million and $217.4 million, respectively.

Changes in the funded status of our pension plans could result in fluctuation in our shareholders' equity. We adopted SFAS No. 158 as of December 31, 2006 and we are required to recognize the funded status of our benefit plans as a liability or an asset, on a plan-by-plan basis, with an offsetting adjustment to "Accumulated Other Comprehensive Income," or "AOCI," in shareholders' equity, net of tax. Accordingly, the amounts recognized in equity represent unrecognized gains/losses and prior service costs. We recognized charges of $182.7 million, net of applicable deferred taxes, to our shareholders' equity in connection with the adoption of SFAS No. 158. Subsequent to the adoption of SFAS No. 158, the previously unrecognized actuarial gains and losses and prior service costs included in the shareholders' equity would be amortized out of equity based on an actuarial calculation each period. Gains and losses and prior service costs that arise during the year will be recognized as a component of comprehensive income which is a component of AOCI. We recorded a net income of $79.3 million in AOCI, net of applicable tax, in 2007 related to the actuarial gain/loss and prior service cost arising during the period and the amortization of such items.

A change in the discount rate assumption could result in a change in the funded status of our benefit plans by changing the amount of the benefit obligation. For the U.S. Qualified Plan, every one-quarter percentage-point increase or decrease in the discount rate reduces or increases our projected benefit obligation by approximately $34.2 million. For the U.S. Non-Qualified Plans, every one-quarter percentage-point increase or decrease in the discount rate reduces or increases our projected benefit obligation by approximately $6.5 million.

For information on pension and postretirement benefit plan contribution requirements, please see "Future Liquidity—Sources and Uses of Funds—Pension Plan and Postretirement Benefit Plan Contribution Requirements." See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for more information regarding costs of, and assumptions for, our pension and postretirement benefit obligations and costs.

Stock-Based Compensation

Our stock-based compensation programs are described more fully in Note 11 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. On January 1, 2006, we adopted SFAS No. 123 (revised 2004) "Share-Based Payments," or "SFAS No. 123R," which revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or "APB No. 25," using the Modified Prospective method.

Under the Modified Prospective method, compensation cost associated with the stock option programs recognized for the years ended December 31, 2007 and 2006 includes (a) compensation cost for stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for stock options granted subsequent to January 1, 2006, based on the grant-date fair value under SFAS No. 123R. SFAS No. 123R also requires us to estimate future forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur. As a result, we have adjusted for this cumulative effect and recognized a pre-tax reduction in stock-based compensation of $0.5 million related to our restricted stock and restricted stock unit programs during the first quarter of 2006. As required under the Modified Prospective method, results for prior periods have not been restated.

Prior to the adoption of SFAS No. 123R, we applied APB No. 25 and related interpretations in accounting for our plans. Accordingly, no compensation cost was recognized for grants under the stock option programs and Employee Stock Purchase Plan ("ESPP") prior to January 1, 2006.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. We estimate the volatility of our common stock at the date of grant based on the historical volatility rate of our common stock. Beginning in 2006, the expected term was determined using the simplified method for estimating the expected option life, as prescribed under Staff Accounting Bulletin or "SAB" No. 107, "Share-Based Payments," or "SAB No. 107." The risk-free interest rate for the corresponding expected term of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant. We estimate the amount of stock-based awards expected to be forfeited prior to vesting. For stock options granted prior to SFAS No. 123R, the compensation expense is recognized on a straight-line basis over the vesting period. For stock options granted after the adoption of SFAS No. 123R, the compensation expense is recognized on a straight-line basis over the shorter of the vesting period or the period from the grant date to the date when retirement eligibility is achieved. If factors change we may decide to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect our share-based compensation expense, operating income, net income and earnings per share.

In connection with our dividend payments, we updated our dividend yield assumption in our Black-Scholes valuation model from 0% for the year ended December 31, 2006 to 1.1% for the year ended December 31, 2007, in calculating the fair value of our employee stock options. We have estimated the dividend yield assumption by dividing the anticipated annual dividend payment by the stock price on the grant date.

Contingencies and Litigation

We establish reserves in connection with tax and legal proceedings, claims and litigation when it is probable that a loss has been incurred and the amount of loss is reasonably estimable. Contingent liabilities are often resolved over long periods of time. Estimating probable losses requires analyses of multiple forecasts that often depend on judgments concerning potential actions by third parties and regulators. This is an inherently subjective and complex process, and actual results may differ from our estimates by material amounts. See Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Revenue Recognition

Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow those customers unlimited use within predefined ranges, subject to certain conditions. In these instances, we recognize revenue ratably over the term of the contract, which is generally one year.

For arrangements that include periodic updates to that information file over the contract term, the portion of the revenue related to updates expected to be delivered is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis.

We also have monthly or annual contracts that enable a customer to purchase our information solutions during the period of contract at prices per an agreed price list, up to the contracted dollar limit. Revenue on these contracts is recognized as solutions are delivered to the customer, based on the per-solution price. Any additional solutions purchased over this limit may be subject to pricing variations and revenue is recognized as the solutions are delivered. If customers do not use the full value of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Revenue related to services provided over the contract term, such as monitoring services, is recognized ratably over the contract period, which is typically one year.

For Sales & Marketing Solutions and Supply Management Solutions, we generally recognize revenue upon delivery of the information file to the customer. For arrangements that include periodic updates to that information file over the contract term, the portion of the revenue related to updates expected to be delivered is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis. For subscription solutions that provide continuous access to our generic marketing information and business reference databases, as well as any access fees or hosting fees related to enabling customers' access to our information, revenue is recognized ratably over the term of the contract, which is typically one year.

We have certain solution offerings that are sold as multi-element arrangements. The multiple elements may include information files, file updates for certain solutions, software, services, trademarks and/or other intangibles. Revenue for each element is recognized when that element is delivered to the customer, based upon the relative fair value for each element. For offerings that include software that is considered to be more than incidental, we recognize revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed. Maintenance revenue, which consists of fees for ongoing support and software updates, is recognized ratably over the term of the contract, which is typically one year, when the maintenance for the software is considered significant. When maintenance is insignificant, we recognize the revenue when the agreement is signed and the software is shipped.

Revenue from consulting and training services is recognized as the services are performed.

Our E-Business Solutions consists of Hoover's, Inc., which includes Hoover's, First Research division and AllBusiness.com, Inc. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer. AllBusiness.com provides online media and e-commerce products that provide advertisers the ability to target small business customers. Revenue is recognized as solutions are delivered to the customer over the contract period.

Amounts billed in advance are recorded as a liability on the balance sheet as deferred revenue and are recognized as the services are performed.

Recently Issued Accounting Standards

See Note 2 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for disclosure of the impact that recently issued accounting standards may have on our audited consolidated financial statements.

Results of Operations

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. They should be read in conjunction with the consolidated financial statements and related footnotes set forth in Item 8. of this Annual Report on Form 10-K, which have been prepared in accordance with GAAP.

Consolidated Revenue

The following table presents our revenue by segment:

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions)		
Revenue:			
U.S.	$1,248.3	$1,164.2	$1,087.8
International	350.9	310.7	292.2
Core Revenue	$1,599.2	$1,474.9	$1,380.0

The following table presents our revenue by customer solution set:

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$ 981.0	$ 929.1	$ 889.6
Sales & Marketing Solutions	459.5	412.2	382.8
E-Business Solutions	107.5	88.7	70.0
Supply Management Solutions	51.2	44.9	37.6
Core Revenue	$1,599.2	$1,474.9	$1,380.0

Year ended December 31, 2007 vs. Year ended December 31, 2006

Core revenue increased $124.3 million, or 8% (7% increase before the effect of foreign exchange), for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase was driven by an increase in total U.S. revenue of $84.1 million, or 7%, and an increase in total International revenue of $40.2 million, or 13% (5% increase before the effect of foreign exchange). Our acquisitions contributed one percentage point of this growth for year ended December 31, 2007.

This $124.3 million increase is primarily attributed to:

- Higher purchases from our existing customers;
- The positive impact of foreign exchange;
- Growth in each of our subscription plans for our Preferred Pricing Agreement and for our Preferred Pricing Agreement with DNBi from existing customers willing to increase the level of business they do with us;

- Continued growth in subscription revenue at Hoover's; and
- Higher levels of project-oriented business in our Sales & Marketing Solutions;

partially offset by:

- Decreased usage in the UK market, primarily as a result of lower product usage from a key global customer.

Customer Solution Set

On a customer solution set basis, the $124.3 million increase in core revenue reflects:

- A $51.9 million, or 6%, increase in Risk Management Solutions (4% increase before the effect of foreign exchange). The increase was driven by growth in the U.S. of $27.0 million, or 4%, and growth in International of $24.9 million, or 10% (2% increase before the effect of foreign exchange);
- A $47.3 million, or 12%, increase in Sales & Marketing Solutions (10% increase before the effect of foreign exchange). The increase was driven by growth in the U.S. of $33.7 million, or 10%, and an increase in International of $13.6 million, or 24% (16% increase before the effect of foreign exchange);
- An $18.8 million, or 21%, increase in E-Business Solutions (both before and after the effect of foreign exchange). The increase was driven by growth in the U.S. of $17.2 million, or 21%, and growth in International of $1.6 million, or 29% (20% increase before the effect of foreign exchange); and
- A $6.3 million, or 14%, increase in Supply Management Solutions (13% increase before the effect of foreign exchange). The increase was driven by growth in the U.S. of $6.2 million, or 15%, and an increase in International of $0.1 million, or 2% (7% decrease before the effect of foreign exchange).

Year ended December 31, 2006 vs. Year ended December 31, 2005

Core revenue increased $94.9 million, or 7% (both before and after the effect of foreign exchange), for the year ended December 31, 2006 as compared to the year ended December 31, 2005. The increase in core revenue was primarily driven by an increase in total U.S. revenue of $76.4 million, or 7%, and an increase in total International revenue of $18.5 million, or 6% (both before and after the effect of foreign exchange).

This $94.9 million increase is primarily attributed to:

- Growth in our Risk Management Solutions in the U.S. primarily related to growth in each of our subscription plans for Preferred Pricing Agreement and for Preferred Pricing Agreement with DNBi, from existing customers willing to increase the level of business they do with us;
- Increased demand from our existing customer base in our Sales & Marketing Solutions;
- Growth in our E-Business Solutions, representing the results of Hoover's, Inc. The increase was primarily due to continued growth in subscription revenue; and
- Growth in our Supply Management Solutions, primarily in the U.S., due to new customers and includes eleven percentage points of growth as a result of the acquisition of Open Ratings in the first quarter of 2006;

partially offset by:

- A decline in revenue resulting from an expiration of both a five-year licensing arrangement and an outsourcing arrangement with Receivable Management Services, Inc., in April 2006.

Customer Solution Set

On a customer solution set basis, the $94.9 million increase in core revenue reflects:

- A $39.5 million, or 5%, increase in Risk Management Solutions (4% increase before the effect of foreign exchange). The increase was driven by growth in the U.S. of $29.0 million, or 4%, and growth in International of $10.5 million, or 5% (4% increase before the effect of foreign exchange);
- A $29.4 million, or 8%, increase in Sales & Marketing Solutions (both before and after the effect of foreign exchange). The increase was driven by growth in the U.S. of $24.3 million, or 7%, and an increase in International of $5.1 million, or 10% (both before and after the effect of foreign exchange);
- An $18.7 million, or 27%, increase in E-Business Solutions (both before and after the effect of foreign exchange). The increase was driven by growth in the U.S. of $16.0 million, or 24%, and an increase in International of $2.7 million, or 97% (96% increase before the effect of foreign exchange); and
- A $7.3 million, or 19%, increase in Supply Management Solutions (20% increase before the effect of foreign exchange). The increase was driven by growth in the U.S. of $7.1 million, or 21%, and growth in International of $0.2 million, or 3% (4% increase before the effect of foreign exchange).

Consolidated Operating Costs

The following table presents our consolidated operating costs and operating income:

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions)		
Operating Expenses	$ 430.4	$ 410.9	$ 355.8
Selling and Administrative Expenses	671.5	612.7	594.3
Depreciation and Amortization	46.6	32.1	34.6
Restructuring Charge	25.1	25.5	30.7
Operating Costs	$1,173.6	$1,081.2	$1,015.4
Operating Income	$ 425.6	$ 393.7	$ 364.6

As described above in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Manage Our Business," when we evaluate the performance of our business as a whole, we focus on our operating income (and, therefore, operating costs) before non-core gains and charges, because we do not view these items as reflecting our underlying business operations. We have identified under the caption "Non-Core Gains and (Charges)" below, such non-core gains and charges that are included in our GAAP results.

Operating Expenses

Year ended December 31, 2007 vs. Year ended December 31, 2006

Operating expenses increased by $19.5 million, or 5%, for the year ended December 31, 2007 as compared to December 31, 2006. The increase was primarily due to the following:

- Costs associated with investments in DNBi, our interactive, web-based subscription service, our investments in our DUNSRight Quality Process and our investments to enhance our strategic capabilities, such as with Acxiom Corporation ("Acxiom"), in order to significantly increase the speed, data processing capacity and matching capabilities we provide our U.S. sales and marketing customers;
- The impact of foreign exchange; and
- Increased technology costs arising from obligations under our D&B Worldwide Network agreements;

partially offset by:

- Lower costs as a result of our reengineering efforts.

Year ended December 31, 2006 vs. Year ended December 31, 2005

Operating expenses increased by $55.1 million, or 16%, for the year ended December 31, 2006 as compared to December 31, 2005. The increase was primarily due to the following:

- Costs associated with investments in connection with our strategy, such as Acxiom and our DUNSRight Quality Process as well as investments in DNBi;
- Higher pension costs and lower postretirement benefit income (see section Pension, Postretirement and Profit Participation Plan below for further discussion);
- Increased costs associated with the acquisition of Open Ratings in the first quarter of 2006; and
- The effect of the adoption of SFAS No. 123R (see section Stock-Based Compensation below for further discussion);

partially offset by:

- Lower costs as a result of our reengineering efforts; and
- The impact of foreign exchange.

Selling and Administrative Expenses

Year ended December 31, 2007 vs. Year ended December 31, 2006

Selling and administrative expenses increased $58.8 million, or 10%, for the year ended December 31, 2007 as compared to December 31, 2006. The increase was primarily due to the following:

- Increased selling expenses primarily related to costs associated with investments to enhance our strategic capabilities, such as with our Huaxia/D&B China joint venture or "Huaxia/D&B China Joint Venture" and our recent acquisitions; and
- The impact of foreign exchange;

partially offset by:

- Lower costs as a result of our reengineering efforts.

Year ended December 31, 2006 vs. Year ended December 31, 2005

Selling and administrative expenses increased $18.4 million, or 3%, for the year ended December 31, 2006 as compared to December 31, 2005. The increase was primarily due to the following:

- Additional costs related to investments as well as additional variable costs (such as commissions) incurred as a result of increased revenues;
- Higher pension costs and lower postretirement benefit income (see section Pension, Postretirement and Profit Participation Plan below for further discussion); and
- The effect of the adoption of SFAS No. 123R (see section Stock-Based Compensation below for further discussion);

partially offset by:

- Lower costs as a result of our reengineering efforts;

- Increased costs in 2005 related to the investigation and final resolution of the dispute on the sale of our French business with no comparable costs in 2006 and lower legal costs generally in 2006; and
- The impact of foreign exchange.

Matters Impacting Both Operating Expenses and Selling and Administrative Expenses

Pension, Postretirement and Profit Participation Plan

We had a net pension cost of $10.7 million, $27.0 million and $13.3 million for the years ended December 31, 2007, 2006 and 2005, respectively, for our pension plans globally. The fluctuation in the pension cost was due to the following:

- Lower pension costs in 2007 were primarily due to the elimination of service costs as a result of the pension plan freeze in the U.S. for the U.S. Qualified Plan and PBEP effective June 30, 2007.
- Actuarial loss amortization included in annual pension expense as required by SFAS No. 87 and the impact of the discount rates were also major factors in driving the pension costs to fluctuate from year-to-year. The higher the discount rate, the lower the pension cost. Actuarial loss amortization included in annual pension expense for all global plans was $23.5 million, $31.5 million and $25.2 million for the years ended December 31, 2007, 2006 and 2005, respectively, of which $19.7 million, $29.2 million and $23.3 million were attributable to our U.S. plans for the years ended December 31, 2007, 2006 and 2005, respectively.
- Lastly, a decrease in the long-term rate of return assumption for our U.S. Qualified Plan also contributed to the increase in expense from 2005 to 2006. The long-term rate of return assumptions were 8.25%, 8.25% and 8.50% for the years ended December 31, 2007, 2006 and 2005, respectively. The discount rate used to measure the pension costs for our U.S. plans for the years ended December 31, 2007, 2006 and 2005 was 5.84%, 5.50% and 5.65%, respectively.

We expect that the net pension income in 2008 will be approximately $2.4 million for all of our global pension plans. The decrease in pension cost or increase in pension income from 2007 to 2008 is primarily driven by a 53 basis points and 100 basis points increase in the discount rate applied to our U.S. plans and the major International plans, respectively, at January 1, 2008 and lower actuarial loss amortization included in 2008.

We had postretirement benefit income of $3.5 million, $3.5 million and $5.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. Lower postretirement benefit income for the years ended December 31, 2007 and 2006 compared with the year ended December 31, 2005, was primarily due to lower negative prior service cost amortizations recognized in 2007 and 2006 included in postretirement benefit income due to the accelerated recognition of prior service cost as a one-time curtailment gain in 2005 associated with the 2005 and 2004 Financial Flexibility Programs. The curtailment gain is included within "Restructuring Charges."

We expect postretirement benefit income will be approximately $3.5 million in 2008.

We had expense associated with our profit participation plan ("401(k) Plan") of $12.0 million, $7.0 million and $7.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in expense in 2007 was due to the amendment of our matching policy in the profit participation plan effective July 1, 2007, to increase our match formula from 50% to 100% of a team member's contributions and to increase the maximum match to seven percent (7%) from six percent (6%), of such team member's eligible compensation, subject to certain 401(k) Plan limitations.

We consider net pension cost and postretirement benefit income to be part of our compensation costs, and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs. See the discussion of "Our Critical Accounting Policies and Estimates—Pension and Postretirement Benefit Obligations," above, and Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123R, which requires us to recognize stock-based compensation for our stock option programs and ESPP. We have selected the modified prospective method and, therefore, prior periods have not been restated. Prior to January 1, 2006, we applied APB No. 25 and related interpretations in accounting for our stock option programs. Accordingly, no compensation cost was recognized for grants under the stock option programs or the ESPP.

For the years ended December 31, 2007, 2006 and 2005, we recognized total stock-based compensation expense of $25.9 million, $20.8 million and $11.9 million, respectively.

For the years ended December 31, 2007 and 2006, we recognized expense associated with our stock option programs of $11.9 million and $12.7 million, respectively. The decrease was primarily due to fewer unvested stock options outstanding expensed in 2007 partially offset by fewer forfeitures associated with fewer terminated employees in 2007 as compared to 2006.

For the years ended December 31, 2007, 2006 and 2005, we recognized expense associated with restricted stock, restricted stock unit and restricted stock opportunity awards of $13.1 million, $7.1 million (net of $0.5 million related to the accumulated effect of forfeiture assumptions) and $11.8 million, respectively. The increase in 2007 was primarily due to the addition of the 2007 grant, fewer forfeitures associated with fewer terminated employees in 2007 as compared to 2006 and a cumulative accounting adjustment included in the three months ended March 31, 2006 expense to reflect adjustments to previously recognized compensation expense for awards outstanding at the adoption date of SFAS No. 123R that we do not expect to vest.

For each of the years ended December 31, 2007 and 2006, we recognized expense associated with our ESPP of $0.9 million.

We recognized expense associated with our stock appreciation rights of approximately $0.1 million for each of the years ended December 31, 2006 and 2005.

We consider these costs to be part of our compensation costs and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs.

Depreciation and Amortization

Year ended December 31, 2007 vs. Year ended December 31, 2006

Depreciation and amortization increased $14.5 million, or 45%, for the year ended December 31, 2007 as compared to December 31, 2006. This increase was primarily driven by the increased capital costs in investments to enhance our strategic capabilities and amortization of acquired intangible assets resulting from our acquisitions.

Year ended December 31, 2006 vs. Year ended December 31, 2005

Depreciation and amortization decreased $2.5 million, or 7%, for the year ended December 31, 2006 as compared to December 31, 2005. This decrease was primarily driven by the reduced capital requirements in our business in prior years, which was partially offset by increased costs in investments as well as capital costs for newly leased facilities.

Restructuring Charge

During the year ended December 31, 2007, we recorded a $23.1 million restructuring charge in connection with the Financial Flexibility Program announced in January 2007 ("2007 Financial Flexibility Program"), a $1.5 million restructuring charge in connection with the Financial Flexibility Program announced in February

2006 ("2006 Financial Flexibility Program") and a $0.5 million restructuring charge in connection with the Financial Flexibility Program announced in February 2005 ("2005 Financial Flexibility Program"). The components of these charges included:

- Severance and termination costs of $22.1 million associated with approximately 300 employees related to the 2007 Financial Flexibility Program. Of these 300 employees, 270 employees have exited the Company and 30 employees will exit the Company in future quarters;
- Severance and termination costs of $0.6 million associated with approximately 15 employees related to the 2006 Financial Flexibility Program. All 15 employees have exited the Company; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $1.0 million related to the 2007 Financial Flexibility Program, $0.9 million related to the 2006 Financial Flexibility Program, and $0.5 million related to the 2005 Financial Flexibility Program.

At December 31, 2007, all actions under the 2007 Financial Flexibility Program were substantially completed.

During the year ended December 31, 2006, we recorded a $23.4 million restructuring charge in connection with the 2006 Financial Flexibility Program, a $2.4 million net restructuring charge in connection with the 2005 Financial Flexibility Program and a $0.3 million net restructuring curtailment gain in connection with the Financial Flexibility Program announced in February 2004 ("2004 Financial Flexibility Program"). The components of these charges and gains included:

- Severance and termination costs of $13.0 million associated with approximately 175 employees related to the 2006 Financial Flexibility Program. All 175 employees have exited the Company;
- Severance and termination costs of $2.1 million associated with approximately 25 employees related to the 2005 Financial Flexibility Program. All 25 employees have exited the Company;
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.4 million related to the 2006 Financial Flexibility Program and $0.4 million related to the 2005 Financial Flexibility Program; and
- Curtailment gains of $0.1 million for the 2005 Financial Flexibility Program and $0.3 million for the 2004 Financial Flexibility Program related to the U.S. postretirement benefit plan resulting from employee termination actions. In accordance with SFAS No. 106, we were required to recognize immediately a pro-rata portion of the unrecognized prior service cost as a result of the employee terminations.

At December 31, 2006, all actions under the 2006 Financial Flexibility Program were substantially completed.

During the year ended December 31, 2005, we recorded a $30.8 million restructuring charge in connection with the 2005 Financial Flexibility Program and a $0.1 million net restructuring gain in connection with the 2004 Financial Flexibility Program. The components of these charges and gains included:

- Severance and termination costs of $23.3 million associated with approximately 425 employees related to the 2005 Financial Flexibility Program. Of these 425 employees, 400 employees have exited the Company and 25 employees exited the Company in future quarters;
- Severance and termination costs of $5.7 million associated with approximately 310 employees related to the 2004 Financial Flexibility Program. Of these 310 employees, 300 employees have exited the Company and 10 employees exited the Company in future quarters;
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $4.7 million related to the 2005 Financial Flexibility Program;

- Curtailment charges of $3.1 million related to our pension plans and an immediate reduction to ongoing pension income of $3.4 million related to the U.S. Qualified Plan resulting from employee actions for the 2005 Financial Flexibility Program. In accordance with SFAS No. 87 and SFAS No. 88, we were required to recognize immediately a pro-rata portion of the unrecognized prior service cost as a result of the employee terminations, and the pension plan was required to be re-measured which reduced our periodic pension income; and
- Curtailment gains of $3.7 million and $5.8 million related to the U.S. postretirement benefit plan resulting from employee actions for the 2005 Financial Flexibility Program and 2004 Financial Flexibility Program, respectively. In accordance with SFAS No. 106, we were required to recognize immediately a pro-rata portion of the unrecognized prior service cost as a result of the employee terminations.

As of December 31, 2007, we have eliminated approximately 5,675 positions which included 625 open positions, and approximately 5,050 employees (via attrition and termination) under all of our Financial Flexibility Programs.

Interest Income (Expense)—Net

The following table presents our "Interest Income (Expense)—Net:"

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions)		
Interest Income	$ 7.3	$ 7.3	$ 10.6
Interest Expense	(28.3)	(20.3)	(21.1)
Interest Income (Expense)—Net	$(21.0)	$(13.0)	$(10.5)

Interest income remained flat at $7.3 million for the years ended December 31, 2007 and 2006, primarily due to fewer interest-bearing investments during the year ended December 31, 2007, offset by higher interest rates during the year ended December 31, 2007. Interest income decreased $3.3 million, or 31%, for the year ended December 31, 2006 as compared to December 31, 2005, primarily due to fewer interest-bearing investments during the year ended December 31, 2006, partially offset by higher interest rates.

Interest expense increased by $8.0 million, or 39%, for the year ended December 31, 2007 as compared to December 31, 2006, primarily attributable to higher outstanding borrowings on our credit facility during the year ended December 31, 2007, partially offset by lower interest rates associated with our $300 million fixed-rate notes that we issued in March 2006 compared to higher interest rates associated with our $300 million fixed-rate notes that matured in March 2006 (see Note 6 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K). Interest expense decreased by $0.8 million, or 4%, for the year ended December 31, 2006 as compared to December 31, 2005, primarily due to lower interest rates associated with our $300 million fixed-rate notes that we issued in March 2006 compared to higher interest rates associated with our $300 million fixed-rate notes that matured in March 2006 (see Note 6 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K), partially offset by higher outstanding borrowings on our credit facility during 2006.

Other Income (Expense)—Net

The following table presents the components of "Other Income (Expense)—Net:"

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions)		
Miscellaneous Other Income (Expense)—Net(a)	$ 1.8	$(0.3)	$ 0.2
Gain associated with Huaxia/D&B China Joint Venture(b)	5.8	—	—
Gain associated with Tokyo Shoko Research/D&B Japan Joint Venture(c)	13.2	—	—
Net Gain (Loss) on the Sale of Other Investments	0.9	—	3.5
Final Resolution of All Disputes on the Sale of our French Business	—	—	(3.7)
Lower Costs Related to the Sale of the Iberian Business	—	—	0.8
Other Income (Expense)—Net	$21.7	$(0.3)	$ 0.8

(a) Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily due to Legacy Tax Matters. See Note 5 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information. Miscellaneous Other Income (Expense)—Net decreased for the year ended December 31, 2006, compared to the year ended December 31, 2005, primarily due to increased foreign currency transaction losses partially offset by lower bank fees.

(b) During the year ended December 31, 2007, we entered into an agreement with Huaxia International Credit Consulting Co. Limited and established a new joint venture to do business as Huaxia/D&B China. We recognized a gain of $5.8 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(c) During the year ended December 31, 2007, we entered into an agreement with Tokyo Shoko Research and established a new joint venture or "Tokyo Shoko Research/D&B Japan Joint Venture" to do business as Dun & Bradstreet TSR Ltd. We recognized a gain of $13.2 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

Provision for Income Taxes

Effective Tax Rate for the Year Ended December 31, 2005	37.5%
Impact of Decreased Interest Expense on Income Tax Reserves	(1.3)%
Impact of Lower State Income Taxes	(0.6)%
Impact of Liquidation of Dormant International Entities	4.5%
Impact of the Repatriation of Foreign Cash	(2.6)%
Other	(0.1)%
Effective Tax Rate for the Year Ended December 31, 2006	37.4%
Impact of the Release of Tax Reserves for Uncertain Tax Positions	(7.3)%
Impact of Tax Incurred in Connection with Huaxia/D&B China Joint Venture and Tokyo Shoko Research/ D&B Joint Venture	1.1%
Impact of Revaluing the Net Deferred Tax Assets in the UK as a result of Change in UK Tax Law, enacted in the third quarter of 2007	0.6%
Other	0.1%
Effective Tax Rate for the Year Ended December 31, 2007	31.9%

Minority Interest Income (Expense)

For the year ended December 31, 2007, we recorded minority interest income of $0.9 million. Minority interest represents the minority owner's share of the net loss in our Huaxia/D&B China Joint Venture.

Equity in Net Income of Affiliates

We recorded $1.3 million, $0.4 million and $0.7 million as Equity in Net Income of Affiliates for the years ended December 31, 2007, 2006 and 2005, respectively.

Discontinued Operations

On December 27, 2007, we completed the sale of our Italian real estate business which was a part of our International segment and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We recorded $5.4 million and $2.0 million of Income from Discontinued Operations, net of income tax expense for the years ended December 31, 2007 and 2006, respectively. We recorded a $1.3 million Loss from Discontinued Operations, net of income tax expense for the year ended December 31, 2005. The financial statements for our subsidiaries outside the U.S. and Canada reflect a fiscal year ended November 30, in order to facilitate timely reporting of our consolidated financial results and financial position. Accordingly, the related assets and liabilities of our Italian real estate business have been classified as held for sale in the balance sheet and we will record the resulting gain from the sale in the first quarter of 2008.

Earnings Per Share

We reported the following earnings per share ("EPS"):

	For the Years Ended December 31,		
	2007	2006	2005
Basic Earnings Per Share of Common Stock:			
Income from Continuing Operations	$5.03	$3.77	$ 3.33
Income (Loss) from Discontinued Operations	0.09	0.04	(0.02)
Net Income	$5.12	$3.81	$ 3.31
Diluted Earnings Per Share of Common Stock:			
Income from Continuing Operations	$4.90	$3.67	$ 3.21
Income (Loss) from Discontinued Operations	0.09	0.03	(0.02)
Net Income	$4.99	$3.70	$ 3.19

For the year ended December 31, 2007, basic EPS increased 34%, compared with the year ended December 31, 2006, due to a 24% increase in net income and an 8% reduction in the weighted average number of basic shares outstanding as a result of our share repurchase programs. For the year ended December 31, 2007, diluted EPS increased 35%, compared with the year ended December 31, 2006, due to a 24% increase in net income and an 8% reduction in the weighted average number of diluted shares outstanding as a result of our share repurchase programs. For the year ended December 31, 2007, we repurchased 3.3 million shares of common stock for $298.2 million under our Board of Directors approved share repurchase programs. In addition, basic and diluted EPS were impacted by our repurchases of 1.2 million shares of common stock for $110.3 million under our Board of Directors approved share repurchase programs to mitigate the dilutive effect of shares issued under our stock incentive plans and ESPP.

For the year ended December 31, 2006, basic EPS increased 15%, compared with the year ended December 31, 2005, due to a 9% increase in net income and a 5% reduction in the weighted average number of basic shares outstanding as a result of our share repurchase programs. For the year ended December 31, 2006, diluted EPS increased 16%, compared with the year ended December 31, 2005, due to a 9% increase in net income and a 6% reduction in the weighted average number of diluted shares outstanding as a result of our share repurchase programs. For the year ended December 31, 2006, we repurchased 5.1 million shares of common stock for $375.0 million under our Board of Directors approved share repurchase programs. In addition, basic and diluted EPS were impacted by our repurchases of 3.8 million shares of common stock for $287.7 million under our Board of Directors approved share repurchase programs to mitigate the dilutive effect of shares issued under our stock incentive plans and ESPP.

Non-Core Gains and (Charges)

For internal management purposes, we treat certain gains and charges that are included in "Consolidated Operating Costs," "Other Income (Expense)—Net" and "Provision for Income Taxes" as non-core gains and charges. These non-core gains and charges are summarized in the table below. We exclude non-core gains and charges when evaluating our financial performance because we do not consider these items to reflect our underlying business performance.

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions)		
Non-Core gains and (charges) included in Consolidated Operating Costs:			
Restructuring charges related to our Financial Flexibility Programs	$(25.1)	$(25.5)	$(30.7)
Settlement of International payroll tax matter related to a divested entity	$ (0.8)	$ —	$ —
Final resolution of all disputes on the sale of our French business	$ —	$ —	$ (0.4)
Non-Core gains and (charges) included in Other Income (Expense)—Net:			
Effect of Legacy Tax Matters	$ 1.6	$ —	$ —
Gain associated with Huaxia/D&B China Joint Venture	$ 5.8	$ —	$ —
Gain associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ 13.2	$ —	$ —
Net Gain (Loss) on the Sale of Other Investments	$ 0.9	$ —	$ 3.5
Final resolution of all disputes on the sale of our French business	$ —	$ —	$ (3.7)
Lower costs related to the sale of our operations in Iberia (Spain and Portugal)	$ —	$ —	$ 0.8
Non-Core gains and (charges) included in Provision for Income Taxes:			
Tax charge related to our repatriation of foreign cash	$ —	$ —	$ (9.3)
Tax Reserve True-up for the Settlement of 1997-2002 tax years, primarily related to the "Amortization of Royalty Expense/Deductions/Royalty Income 1997-2007" transaction	$ 31.2	$ —	$ —
Charge/Increase in Legacy Tax Reserve for "Royalty Expense Deductions 1993-1997"	$ —	$ (0.8)	$ (6.3)
Tax Benefits recognized upon the liquidation of dormant International entities	$ —	$ —	$ 16.3
Net Gain (Loss) on the Sale of Other Investments	$ (0.3)	$ —	$ (1.5)
Restructuring charges related to our Financial Flexibility Programs	$ 9.4	$ 8.6	$ 8.1
Effect of Legacy Tax Matters	$ (1.6)	$ —	$ —
Settlement of International payroll tax matter related to a divested entity	$ 0.2	$ —	$ —
Gain associated with Huaxia/D&B China Joint Venture	$ (2.9)	$ —	$ —
Gain associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ (8.3)	$ —	$ —
Impact of revaluing the Net Deferred Tax Assets in the UK as a result of a UK tax law change, enacted in the third quarter of 2007, which reduces the general UK tax rate from 30% to 28%	$ (2.5)	$ —	$ —
Final resolution of all disputes on the sale of our French business	$ —	$ —	$ 1.5
Tax Legacy Refund for "Utilization of Capital Losses—1989-1990"	$ —	$ —	$ 0.9

Segment Results

The operating segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated by management on a timely basis to assess performance and to allocate resources. Our results are reported under the following two segments: U.S. and International.

U.S.

The U.S. is our largest segment representing 78% of our core revenue for the year ended December 31, 2007, and 79% of our core revenue for each of the years ending December 31, 2006 and 2005.

The following table presents our U.S. core revenue by customer solution set and U.S. operating income for the years ended December 31, 2007, 2006 and 2005.

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$ 711.7	$ 684.7	$ 655.7
Sales & Marketing Solutions	389.5	355.8	331.5
E-Business Solutions	100.4	83.2	67.2
Supply Management Solutions	46.7	40.5	33.4
Core U.S. Revenue	$1,248.3	$1,164.2	$1,087.8
Operating Income	$ 466.0	$ 425.8	$ 405.5

Year ended December 31, 2007 vs. Year ended December 31, 2006

U.S. Overview

U.S. core revenue increased $84.1 million, or 7%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase reflects growth in all of our customer solution sets.

U.S. Customer Solution Sets

On a customer solution set basis, the $84.1 million increase in core revenue for the year ended December 31, 2007 as compared to the year ended December 31, 2006, reflects:

Risk Management Solutions

- A $27.0 million, or 4%, increase in Risk Management Solutions.

For the year ended December 31, 2007, Traditional Risk Management Solutions, which accounted for 77% of total U.S. Risk Management Solutions, increased 5%. The primary drivers of this growth were:

- Continued growth of our Preferred Pricing Agreement with DNBi subscription plans from existing customers who are willing to increase the level of business they do with us, including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data, within pre-defined ranges, provided such customers commit to an increased level of spend from their historical levels; and
- Higher purchase commitments from existing customers;

partially offset by:

- A decrease in purchases of our older legacy solutions primarily due to our customers shifting to our subscription plan solutions; and
- The expiration in April 2006 of our five-year licensing arrangement with Receivable Management Services, Inc.

For the year ended December 31, 2007, Value-Added Risk Management Solutions, which accounted for 23% of total U.S. Risk Management Solutions, increased 1%. The primary drivers of this growth were:

- Higher purchases from our existing customers;

partially offset by:

- A shift in product mix to our Preferred Pricing Agreement with DNBi subscription plans (as noted above); and
- A decline in revenue as a result of the expiration in April 2006 of a five-year outsourcing arrangement entered into in connection with the five-year licensing arrangement referenced above.

We believe that we will continue to experience a greater percentage of sales on new solutions where revenue will be recognized in subsequent quarters. As a result, we believe that quarterly revenue will continue to be positively impacted by the recognition of deferred revenue from prior quarter sales, offset by the deferral of revenue from current sales into subsequent periods.

Sales & Marketing Solutions

- A $33.7 million, or 10%, increase in Sales & Marketing Solutions.

For the year ended December 31, 2007, Traditional Sales & Marketing Solutions, which accounted for 39% of total U.S. Sales & Marketing Solutions, increased 3%. The increase was primarily driven by higher commitments from our existing customers, new customer acquisitions and revenue associated with our acquisition of the Education Division of Automation Research, Inc. d/b/a MKTG Services, which provided one percentage point of growth.

For the year ended December 31, 2007, Value-Added Sales & Marketing Solutions, which accounted for 61% of total U.S. Sales & Marketing Solutions, increased 14%. The increase was primarily driven by higher purchases from our existing customers resulting from our global business marketing information database powered by Acxiom's grid computing platform.

E-Business Solutions

- A $17.2 million, or 21%, increase in E-Business Solutions, primarily representing the results of Hoover's. The increase was driven by continued growth in subscription revenue at Hoover's and six percentage points of growth associated with our acquisition of First Research and AllBusiness.com, Inc.

Supply Management Solutions

- A $6.2 million, or 15%, increase in Supply Management Solutions, on a small base. The increase was primarily driven by increased commitments from an existing customer base, and revenue associated with our acquisition of Open Ratings. The acquisition of Open Ratings contributed two percentage points of growth.

U.S. Operating Income

U.S. operating income for the year ended December 31, 2007 was $466.0 million, compared to $425.8 million for the year ended December 31, 2006, an increase of $40.2 million, or 10%. The increase in operating income was primarily attributed to:

- An increase in U.S. revenue for the year ended December 31, 2007;

partially offset by:

- Increased costs associated with our strategic investments; and
- Increased costs associated with our recent acquisitions.

Year ended December 31, 2006 vs. Year ended December 31, 2005

U.S. Overview

U.S. core revenue increased $76.4 million, or 7%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. The increase is due to increased revenue in all of our customer solution sets.

U.S. Customer Solution Sets

On a customer solution set basis, the $76.4 million increase in core revenue for the year ended December 31, 2006 as compared to the year ended December 31, 2005 reflects:

Risk Management Solutions

- A $29.0 million, or 4%, increase in Risk Management Solutions.

For the year ended December 31, 2006, Traditional Risk Management Solutions, which accounted for 76% of total U.S. Risk Management Solutions, increased 4%. There were two main drivers of this growth:

- Continued growth of each of our Preferred Pricing Agreement and Preferred Pricing Agreement with DNBi subscription plans, from existing customers who are willing to increase the level of business they do with us. These subscription plans provide our customers with unlimited use of our Risk Management reports and data, within pre-defined ranges, provided such customers commit to an increased level of spend from their historical levels; and
- Higher purchases from our existing customers;

partially offset by:

- The expiration in April 2006 of our five-year licensing arrangement with Receivable Management Services, Inc.

For the year ended December 31, 2006, Value-Added Risk Management Solutions, which accounted for 24% of total U.S. Risk Management Solutions, increased 7%. The primary drivers of this growth were:

- New customer acquisitions and higher purchases from our existing customers;

partially offset by:

- A decline in revenue as a result of an expiration in April 2006 of a five-year arrangement entered into in connection with the five-year licensing arrangement referenced above; and
- A shift in product mix to some of our newer value-added products where a larger portion of revenue is recognized over the term of the contract versus up-front, at signing.

Sales & Marketing Solutions

- A $24.3 million, or 7%, increase in Sales & Marketing Solutions.

For the year ended December 31, 2006, Traditional Sales & Marketing Solutions, which accounted for 41% of total U.S. Sales & Marketing Solutions, increased 3%. The increase was primarily driven by new customer acquisitions and increased demand from our existing customer base.

For the year ended December 31, 2006, Value-Added Sales & Marketing Solutions, which accounted for 59% of total U.S. Sales & Marketing Solutions, increased 11%. The increase was primarily driven by increased demand from our existing customer base.

E-Business Solutions

- A $16.0 million, or 24%, increase in E-Business Solutions, representing the results of Hoover's, Inc. The increase was primarily due to continued growth in subscription revenue and increased advertising sales.

Supply Management Solutions

- A $7.1 million, or 21%, increase in Supply Management Solutions, on a small base, due to new customers and includes twelve points of percentage growth associated with our Open Ratings acquisition.

Operating Income

U.S. operating income for the year ended December 31, 2006 was $425.8 million, as compared to $405.5 million for the year ended December 31, 2005, an increase of $20.3 million, or 5%. The increase in operating income was primarily attributed to:

- An increase in U.S. revenue for the year ended December 31, 2006; and
- Lower costs as result of our reengineering efforts;

partially offset by:

- Costs associated with our investments such as Acxiom (which increases the speed, data processing capacity and matching capabilities we provide our U.S. sales and marketing customers);
- Higher pension costs and lower postretirement benefit income;
- The effect of the adoption of SFAS No. 123R;
- The impact of increased costs associated with data purchases from our D&B Worldwide Network; and
- Increased costs associated with the acquisition of Open Ratings in the first quarter of 2006.

International

International represented 22% of our core revenue for the year ended December 31, 2007, and 21% of our core revenue for each of the years ending December 31, 2006 and 2005. The following table presents our International revenue by customer solution set and International operating income.

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$269.3	$244.4	$233.9
Sales & Marketing Solutions	70.0	56.4	51.3
E-Business Solutions	7.1	5.5	2.8
Supply Management Solutions	4.5	4.4	4.2
Core International Revenue	$350.9	$310.7	$292.2
Operating Income	$ 69.0	$ 74.6	$ 62.8

Year ended December 31, 2007 vs. Year ended December 31, 2006

International Overview

International core revenue increased $40.2 million, or 13% (5% increase before the effect of foreign exchange), for the year ended December 31, 2007 as compared to the year ended December 31, 2006.

The establishment of our Huaxia/D&B China Joint Venture and the acquisition of substantially all of the assets of n2 Check Limited ("n2 Check") in the UK contributed two percentage points of growth for the year ended December 31, 2007. In addition, the increase is primarily a result of:

- The positive impact of foreign exchange;
- Increased revenue from higher levels of project-oriented business primarily across our Asia Pacific, Italy and Benelux markets;
- Increased revenue from our D&B Worldwide Network attributable to royalty payments, fulfillment services and product usage; and
- The positive impact of the recognition of deferred revenue from prior quarter sales primarily in our Benelux market;

partially offset by:

- Decreased usage in the UK market, primarily as a result of lower product usage from a key global customer.

International Customer Solution Sets

On a customer solution set basis, the $40.2 million increase in International core revenue for the year ended December 31, 2007, as compared to the year ended December 31, 2006, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $24.9 million, or 10% (2% increase before the effect of foreign exchange), reflecting:

For the year ended December 31, 2007, Traditional Risk Management Solutions, which accounted for 82% of International Risk Management Solutions, increased 5% (3% decrease before the effect of foreign exchange). The increase in Traditional Risk Management Solutions is primarily due to the positive impact of foreign exchange. Overall, Traditional Risk Management Solutions experienced:

- Decreased usage in the UK market, primarily as a result of lower product usage from a key global customer;

partially offset by:

- Increased revenue from members of our D&B Worldwide Network attributable to royalty payments, fulfillment services and product usage;
- The positive impact of the recognition of deferred revenue from prior quarter sales primarily in our Benelux market; and
- Increased product usage in our Asia Pacific market.

The establishment of our Huaxia/D&B China Joint Venture and the acquisition of substantially all of the assets of n2 Check in the UK contributed two percentage points of growth for the year ended December 31, 2007.

For the year ended December 31, 2007, Value-Added Risk Management Solutions, which accounted for 18% of International Risk Management Solutions, increased 44% (34% increase before the effect of foreign exchange) driven mainly by higher-value project-oriented business in our UK and Benelux markets, plus increased royalty payments from our D&B Worldwide Network.

Sales & Marketing Solutions

- Sales & Marketing Solutions increased $13.6 million, or 24% (16% increase before the effect of foreign exchange), reflecting:

For the year ended December 31, 2007, Traditional Sales & Marketing Solutions, which accounted for 57% of International Sales & Marketing Solutions, increased 23% (14% increase before the effect of foreign exchange). The increase is primarily attributed to:

- The positive impact of foreign exchange; and
- Increased revenue from higher levels of project-oriented business in most International markets.

The establishment of our Huaxia/D&B China Joint Venture contributed five percentage points of growth for the year ended December 31, 2007.

For the year ended December 31, 2007, Value-Added Sales & Marketing Solutions, which accounted for 43% of International Sales & Marketing Solutions, increased 25% (19% increase before the effect of foreign exchange). The increase is primarily attributed to:

- Higher levels of project-oriented business in our Asia Pacific and Benelux markets; and
- The positive impact of foreign exchange.

E-Business Solutions

- An increase in E-Business Solutions of $1.6 million, or 29% (20% increase before the effect of foreign exchange), on a small base.

Supply Management Solutions

- An increase in Supply Management Solutions of $0.1 million, or 2% (7% decrease before the effect of foreign exchange), on a small base.

Operating Income

International operating income for the year ended December 31, 2007 was $69.0 million, compared to $74.6 million for the year ended December 31, 2006, a decrease of $5.6 million, or 8%, primarily due to:

- Increased selling expenses primarily related to increased revenue and costs associated with our Huaxia/ D&B China Joint Venture and the acquisition of substantially all of the assets of n2 Check in the UK;
- Investment in new products, product enhancements and data purchases (excluding our UK market); and
- Increased technology costs associated with our D&B Worldwide Network;

partially offset by:

- An increase in core revenue;
- Lower costs as a result of our reengineering efforts;
- The positive impact of foreign exchange; and
- Lower costs of data purchases within our UK market.

Year ended December 31, 2006 vs. Year ended December 31, 2005

International Overview

International core revenue increased $18.5 million, or 6% (both before and after the effect of foreign exchange), for the year ended December 31, 2006 as compared to the year ended December 31, 2005. The increase is primarily a result of:

- Increased revenue in our UK market, due in part to poor operating performance in the first half of 2005 and higher product usage in 2006 from a key global customer;
- Increased revenue in our Asia Pacific markets due to a shift in the timing of a customer renewal from the fourth quarter of 2005 into the first quarter of 2006 and higher license fee revenue;
- Increased revenue from our D&B Worldwide Network attributable to royalty payments, fulfillment services and product usage; and
- Increased revenue from our E-Business Solutions primarily attributable to increased market penetration of our Hoover's solution;

partially offset by:

- A decline in our Traditional Risk Management Solutions.

International Customer Solution Sets

On a customer solution set basis, the $18.5 million increase in International core revenue for the year ended December 31, 2006, as compared to the year ended December 31, 2005, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $10.5 million, or 5% (4% increase before the effect of foreign exchange), reflecting:

For the year ended December 31, 2006, Traditional Risk Management Solutions, which accounted for 86% of International Risk Management Solutions, increased 4% (both before and after the effect of foreign exchange). We experienced increased revenue in our UK market due in part to poor operating performance in the first half of 2005 and higher product usage in 2006 from a key global customer. Also, we recognized increased revenue from our D&B Worldwide Network and increased license fee revenue from our Asia Pacific markets.

For the year ended December 31, 2006, Value-Added Risk Management Solutions, which accounted for 14% of International Risk Management Solutions, increased 8% (5% increase before the effect of foreign exchange) driven mainly by higher-value project-oriented business in certain of our International markets, partially offset by a loss in customers in our Italian market which resulted in lower renewals and lower project-oriented business.

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $5.1 million, or 10% (both before and after the effect of foreign exchange), reflecting:

For the year ended December 31, 2006, Traditional Sales & Marketing Solutions, which accounted for 58% of International Sales & Marketing Solutions, increased 14% (15% increase before the effect of foreign exchange), reflecting a lower rate of cancellations in the first quarter of 2006 as compared to the prior year period and increased purchases from certain global customers in our Asia Pacific markets.

For the year ended December 31, 2006, Value-Added Sales & Marketing Solutions, which accounted for 42% of International Sales & Marketing Solutions, increased 6% (3% increase before the effect of foreign exchange) due primarily to royalty revenue from our D&B Worldwide Network, a shift in the timing of a customer renewal from the fourth quarter of 2005 into the first quarter of 2006 and an increase in purchases by customers in our Asia Pacific markets. This increase was partially offset by lower project-oriented business.

E-Business Solutions

- An increase in E-Business Solutions of $2.7 million, or 97% (96% increase before the effect of foreign exchange). The increase is primarily attributed to increased market penetration of our Hoover's solutions to customers in Europe and Canada.

Supply Management Solutions

- An increase in Supply Management Solutions of $0.2 million, or 3% (4% increase before the effect of foreign exchange).

Operating Income

International operating income for the year ended December 31, 2006 was $74.6 million, compared to $62.8 million for the year ended December 31, 2005, an increase of $11.8 million, or 19%, primarily due to:

- An increase in core revenue;
- Increased data sales to our U.S. segment;
- Increased costs in 2005 related to the investigation and final resolution of the dispute on the sale of our French business with no comparable costs in 2006 and generally lower legal costs in 2006; and
- Lower costs as a result of our reengineering efforts;

partially offset by:

- Increased selling expenses related to increased revenue; and
- The impact of increased costs associated with data purchases from our D&B Worldwide Network.

Market Risk

We are exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the market value of certain of our investments.

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use short-term foreign exchange forward contracts to hedge short-term foreign currency denominated loans, investments and certain third-party and intercompany transactions and, from time-to-time, we have used foreign exchange option contracts to reduce our International earnings exposure to adverse changes in foreign currency exchange rates. In addition, from time-to-time, we use interest rate instruments to hedge a portion of the interest rate exposure on our outstanding fixed-rate notes, as discussed under "Interest Rate Risk" below.

A discussion of our accounting policies for financial instruments is included in the summary of significant accounting policies in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K, and further disclosure relating to financial instruments is included in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Interest Rate Risk Management

Our objective in managing exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower overall borrowing costs. To achieve these objectives, we maintain a policy that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps.

On September 30, 2005 and February 10, 2006, we entered into interest rate derivative transactions with aggregate notional amounts of $200 million and $100 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the below referenced debt issuance. These transactions were accounted for as cash flow hedges, and as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in "Accumulated Other Comprehensive Income." In connection with the issuance of senior notes (the "2011 notes"), these interest rate derivative transactions were terminated, resulting in proceeds of approximately $5.0 million at the date of termination. The proceeds are recorded in "Accumulated Other Comprehensive Income" and will be amortized over the life of the 2011 notes.

In connection with the $300 million, five-year, fixed-rate notes which matured in March 2006, we entered into fixed to floating (LIBOR rate indexed) interest rate swap agreements in the third quarter of 2001 with a notional principal amount totaling $100 million, and designated these swaps as fair-value hedges against the long-term, fixed-rate notes. The arrangement was considered a highly effective hedge, and therefore the accounting for these hedges has no impact on earnings. The changes in the fair value of the hedge and the designated portion of the notes were reflected in our consolidated balance sheets. In March 2006, we issued the 2011 notes, bearing interest at a fixed annual rate of 5.50%, payable semi-annually. The proceeds were used to repay our existing $300 million notes, bearing interest at a fixed annual rate of 6.625%, which matured on March 15, 2006. The swap agreements also expired in March 2006 contemporaneous with the note repayment.

In January 2008, we entered into a series of rate locks with a notional value of $400 million to hedge treasury rate volatility in anticipation of a future debt issuance.

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007, and then entered into a new $500 million, five-year bank revolving credit facility, which expires in April 2012. Borrowings under the $500 million credit facility are available at prevailing short-term interest rates. At December 31, 2007 and December 31, 2006, we had $425.3 million and $159.5 million of floating-rate debt outstanding under the $500 million facility and $300 million facility, respectively.

A 0.1 basis point increase/decrease in the weighted average interest rate on our outstanding debt during the year ended December 31, 2007, would result in an incremental increase/decrease in annual interest expense of approximately $2.8 million.

On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. See Note 18 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Foreign Exchange Risk Management

We have numerous offices in countries outside the U.S. and conduct operations in various countries through minority equity investments and strategic relationships with local players. Our International operations generated approximately 22% and 21% of our core revenue for the years ended December 31, 2007 and 2006, respectively. Approximately 35% and 31% of our assets as of December 31, 2007 and 2006, respectively, were located outside the U.S.

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our International operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our International earnings and investments.

We use short-term, foreign exchange forward and option contracts to implement our hedging strategies. Typically, these contracts have maturities of twelve months or less. These contracts are executed with creditworthy institutions and are denominated primarily in the British pound sterling, the Euro and Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions hedge are recorded in "Other Income (Expense)—Net" in our consolidated financial statements and are essentially offset by the gains and losses on the underlying foreign currency transactions. In addition, the gains and losses on the forward contracts associated with net investment hedges, if any, are recorded as cumulative translation adjustment, a component of "Accumulated Other Comprehensive Income" in our consolidated financial statements.

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term forward foreign exchange contracts. In addition, from time-to-time, we use foreign exchange option contracts to hedge certain foreign earnings and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding forward exchange and option contracts are mark-to-market at the end of each quarter and are reflected within our consolidated financial statements.

At December 31, 2007 and December 31, 2006, there were $54.1 million and $25.4 million in option contracts outstanding. At December 31, 2007 and 2006, we had a notional amount of approximately $185.4 million and $184.5 million, respectively, of foreign exchange forward contracts outstanding that offset foreign currency denominated intercompany loans. Gains and losses associated with these contracts were $0.4 million and $0.4 million, respectively, at December 31, 2007, $0.4 million and $0.9 million, respectively, at December 31, 2006, and $0.2 million and $0.5 million, respectively, at December 31, 2005.

If exchange rates on average were to increase 10% from year-end levels, without the benefit of having hedging activities, the unrealized loss would be approximately $15.1 million. If exchange rates on average were to decrease 10% from year-end levels, without the benefit of having hedging activities, the unrealized gain would be approximately $18.4 million. However, the estimated potential gain and loss on these contracts is expected to be substantially offset by changes in the dollar value of the underlying transactions.

Liquidity and Financial Position

In connection with our focus on delivering Total Shareholder Return ("TSR"), we will remain disciplined in the use of our shareholders' cash, maintaining three key priorities for the use of this cash:

- First, making ongoing investments in the business to drive growth;
- Second, acquisitions that we believe will be value-accretive to enhance our capabilities and accelerate our growth; and
- Third, continuing to return cash to shareholders.

We believe that cash provided by operating activities, supplemented as needed with readily available financing arrangements, is sufficient to meet our short-term needs, including the cash cost of restructuring charges, transition costs, contractual obligations and contingencies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K), excluding the legal matters identified in said note for which exposures cannot be estimated or are not probable. In addition, we believe that our ability to readily access the bank and capital markets for incremental financing needs will enable us to meet our continued focus on TSR. We have the ability to access the short-term borrowings market from time-to-time to fund working capital needs, acquisitions and share repurchases. Such borrowings would be supported by our credit facility, when needed.

The following discussions are on a continuing operations basis and therefore exclude the results of the Italian real estate business. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Cash Provided by Operating Activities from Continuing Operations

Net cash provided by operating activities was $384.6 million, $290.8 million and $261.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Year ended December 31, 2007 vs. Year ended December 31, 2006

Net cash provided by operating activities increased by $93.8 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. This increase was primarily driven by:

- Increased net income of our underlying business excluding the impact of non-cash gains and losses;
- Increased collections resulting from the timing of sales. Fourth quarter sales in 2007 occurred earlier in the quarter as compared to sales later in the fourth quarter of 2006;
- A lower SFAS 123R windfall reclassification from net cash flows from operating activities to cash flows from financing activities for the year ended December 31, 2007, as compared to the year ended December 31, 2006, due to a decrease in the volume of stock option exercises in the current period;
- A decline in our other long-term assets primarily due to a deposit made to the IRS in 2006 to stop the accrual of statutory interest on potential tax deficiencies related to the legacy tax matters discussed in Note 13—Contingencies (Tax Matters) to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K partially offset by higher 2007 pension income; and
- Timing of payments of accounts payable and accrued liabilities (e.g., royalty, relocation, our D&B Worldwide Network and data related expenses);

partially offset by:

- An increase in restructuring payments compared to the prior period.

Year ended December 31, 2006 vs. Year ended December 31, 2005

Net cash provided by operating activities increased by $29.4 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. This increase was primarily driven by:

- Lower tax payments as a result of the settlement of a certain legacy tax matter in 2005;
- Increased net income of our underlying business excluding the impact of non-cash gains and losses;
- An increase in deferred revenue resulting from higher sales and the collection of a third-party receivable; and
- Lower restructuring payments compared to the prior period;

partially offset by:

- An increase in our other long-term assets in 2006 primarily due to a deposit made to the IRS in order to stop the accrual of statutory interest on potential tax deficiencies related to the legacy tax matters as discussed above;
- The implementation of SFAS No. 123R required the benefits of tax deductions in excess of the tax impact of recognized compensation expense to be reported as financing activities from continuing operations cash

flow, rather than as operating activities from continuing operations cash flow. As a result, this requirement reduced net operating activities from continuing operations cash flows and increased net financing activities from continuing operations cash flows by $39.6 million for the year ended December 31, 2006. Included in the $39.6 million, was $19.2 million associated with the exercise of 1.0 million Moody's stock options;

- An increase in accounts receivable as a result of higher sales in the fourth quarter of 2006 as well as the extension of longer terms to customers as compared to the prior year period; and
- A decrease in accounts payable due to the timing of payments.

Cash Provided by (Used in) Investing Activities from Continuing Operations

Net cash used in investing activities was $216.4 million for the year ended December 31, 2007, as compared to net cash provided by investing activities of $48.1 million for the year ended December 31, 2006. Net cash used in investing activities was $52.2 million for the year ended December 31, 2005.

Year ended December 31, 2007 vs. Year ended December 31, 2006

Net cash used in investing activities was $216.4 million for the year ended December 31, 2007, as compared to cash provided by investing activities of $48.1 million for the year ended December 31, 2006. The $264.5 million decrease primarily reflects the following activities:

- During the year ended December 31, 2007, in connection with our initiatives to drive long-term growth, we spent $146.5 million on acquisitions/joint ventures and other investments, net of cash acquired, as compared to $9.6 million, net of cash acquired, during the year ended December 31, 2006. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information;
- During the year ended December 31, 2006, we had net redemptions of marketable securities of $109.4 million. We did not have any investments or redemptions of marketable securities during the year ended December 31, 2007; and
- Capital expenditures and additions to computer software and other intangibles increased $19.9 million for the year ended December 31, 2007 as compared to December 31, 2006. This increase was primarily driven by increased investments, such as DNBi, DUNSRight Quality Process and Acxiom in our U.S. segment and our capital investments, primarily for enhancements in the D&B Worldwide Network in our International segment.

Year ended December 31, 2006 vs. Year ended December 31, 2005

Net cash provided by investing activities totaled $48.1 million for the year ended December 31, 2006, compared with net cash used in investing activities of $52.2 million for the year ended December 31, 2005. The $100.3 million increase primarily reflects the following activities:

- During the year ended December 31, 2006, we had $109.4 million of net redemptions in short-term marketable securities, as compared to a net increase in our investment in marketable securities of $26.8 million during the year ended December 31, 2005;
- During the year ended December 31, 2006, we spent $9.6 million on acquisitions and other investments, net of cash acquired, compared to $16.8 million, net of cash acquired, during the year ended December 31, 2005;
- In 2005, we received net proceeds from divestitures and the sale of an investment in South Africa; and
- Capital expenditures and additions to computer software and other intangibles increased $24.3 million for the year ended December 31, 2006 as compared to December 31, 2005. This increase was driven by our

U.S. segment due to increased investments in our DUNSRight Quality Process, DNBi, our interactive web-based subscription products, as well as in our International segment, where the majority of capital investments were primarily for a new UK facility and the D&B Worldwide Network.

Cash Used in Financing Activities from Continuing Operations

Net cash used in financing activities was $143.0 million, $431.5 million and $240.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. As set forth below for all these years, these changes primarily relate to share repurchases, spin-off obligations, payments of dividends, stock-based proceeds from stock option exercises, contractual obligations and net borrowings under our credit facility.

Share Repurchases

During the year ended December 31, 2007, we repurchased 4.5 million shares of common stock for $408.5 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In May 2007, our Board of Directors approved a new $200 million, one-year share repurchase program, which began in July 2007 upon the completion of the then existing $200 million program. We purchased 1.9 million shares of common stock for $173.2 million under the new $200 million program during the year ended December 31, 2007. This program was completed in February 2008;
- In August 2006, our Board of Directors approved a $200 million, one-year share repurchase program which began in October 2006. We repurchased 1.4 million shares of common stock for $125.0 million under this program during the year ended December 31, 2007. This program was completed in July 2007; and
- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 1.2 million shares of common stock for $110.3 million during the year ended December 31, 2007. This program expires in August 2010.

During the year ended December 31, 2006, we repurchased 8.9 million shares of common stock for $662.7 million. The share repurchases are comprised of the following programs:

- In January 2006, our Board of Directors approved an additional $100 million to our then existing $400 million, two-year share repurchase program announced in February 2005. We repurchased 4.2 million shares of common stock for $300.0 million under this program during the year ended December 31, 2006. This program was completed in September 2006;
- In August 2006, our Board of Directors approved a $200 million, one-year share repurchase program which began in October 2006. During the year ended December 31, 2006, we repurchased 0.9 million shares of common stock for $75.0 million under this share repurchase program;
- In July 2003, our Board of Directors approved a three-year, six million share repurchase program to mitigate dilution under our stock incentive plans and ESPP. This program was completed in August 2006. We repurchased 2.7 million shares of common stock for $199.8 million under this program during the year ended December 31, 2006; and
- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 1.1 million shares of common stock for $87.9 million during the year ended December 31, 2006.

During the year ended December 31, 2005, we repurchased 4.7 million shares of common stock for $295.6 million. The share repurchases are comprised of the following programs:

- In February 2005, our Board of Directors approved a $400 million, two-year share purchase program. We repurchased 3.2 million shares of common stock for $200.0 million under this program during the year ended December 31, 2005; and

- In July 2003, our Board of Directors approved a three-year, six million share repurchase program to mitigate dilution under our stock incentive plans and ESPP. We repurchased 1.5 million shares of common stock for $95.6 million under this program during the year ended December 31, 2005.

Spin-off Obligations

As part of our spin-off from Moody's/D&B2 in 2000, Moody's and D&B entered into a Tax Allocation Agreement dated as of September 30, 2000 (the "TAA"). During the year ended December 31, 2007, we did not make a payment to Moody's/the Dun & Bradstreet Corporation ("D&B2") under the TAA.

We made payments of $20.9 million and $9.2 million to Moody's/D&B2 during the years ended December 31, 2006 and 2005, respectively, under the TAA which was fully accrued as of December 31, 2005. See "Future Liquidity—Sources and Uses of Funds" for further details.

Dividends

The total amount of dividends paid during the year ended December 31, 2007 was $58.4 million. We did not pay any dividends on our common stock during the years ended December 31, 2006 and 2005.

Stock-based Programs

For the year ended December 31, 2007, net proceeds from stock-based awards were $31.3 million compared to $50.5 million for the year ended December 31, 2006. The decrease was primarily attributed to a decrease in the volume of stock option exercises in the 2007 as compared to the prior period.

In addition, the implementation of SFAS No. 123R, effective January 1, 2006, requires the benefits of tax deductions in excess of the tax impact of recognized compensation expense to be reported as financing activities from continuing operations cash flow, rather than as operating activities from continuing operations cash flow. This requirement reduced net operating activities from continuing operations cash flows and increased financing activities from continuing operations cash flows by $26.4 million for the year ended December 31, 2007 and $39.6 million for the year ended December 31, 2006. Included in the $26.4 million and $39.6 million, was $9.7 million and $19.2 million associated with the exercise of 0.6 million and 1.0 million Moody's stock options for the years ended December 31, 2007 and 2006, respectively.

For the year ended December 31, 2006, net proceeds from stock-based awards were $50.5 million compared to $64.5 million for the year ended December 31, 2005. The decrease was primarily attributed to fewer stock options being exercised partially offset by an increase in the weighted average exercise price of stock options exercised.

Contractual Obligations

Debt

In March 2006, we issued senior notes with a face value of $300 million that mature on March 15, 2011, bearing interest at a fixed annual rate of 5.50%, payable semi-annually. The proceeds were used to repay our then existing $300 million senior notes bearing interest at a fixed annual rate of 6.625%, payable semi-annually, which matured in March 2006. We did not issue any debt during the year ended December 31, 2007.

Credit Facility

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007 and entered into a $500 million, five-year credit facility. On April 19, 2007, we borrowed $182.7 million under our $500 million credit facility and utilized such proceeds to pay down the amounts outstanding under our then existing $300 million credit facility immediately prior to termination. The $500 million credit facility will provide us the ability to access the short-term borrowings market from time-to-time to fund working capital needs, acquisitions and share repurchases. At December 31, 2007, we had $425.3 million of borrowings outstanding under the $500 million credit facility. At December 31, 2006, we had $159.5 million of borrowings outstanding under the $300 million credit facility.

On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility bringing the total facility to $650 million. See Note 18 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Future Liquidity—Sources and Uses of Funds

Contractual Cash Obligations

The following table quantifies, as of December 31, 2007, our contractual obligations that will require the use of cash in the future.

Contractual Obligations	Total	2008	2009	2010	2011	2012	Thereafter	All Other
				(Amounts in millions)				
Long-Term Debt(1)	$724.8	$ —	$ —	$—	$299.5	$425.3	$ —	$—
Operating Leases(2)	$139.0	$ 29.1	$ 22.9	$19.3	$ 17.3	$ 15.5	$ 34.9	$—
Obligations to Outsourcers(3)	$453.8	$114.8	$109.4	$93.7	$ 89.7	$ 45.9	$ 0.3	$—
Pension and Other Postretirement Benefits Payments/ Contributions(4)	$921.4	$ 34.5	$ 36.2	$38.0	$ 44.8	$ 34.8	$733.1	$—
Spin-off Obligation(5)	$ 19.9	$ 19.9	$ —	$—	$ —	$ —	$ —	$—
Unrecognized Tax Benefits(6)	$ 90.6	$ —	$ —	$—	$ —	$ —	$ —	$90.6

(1) $299.5 million represents our senior notes with a face value of $300 million that mature in March 2011, net of a $0.5 million discount, bearing interest at a fixed annual rate of 5.50%, payable semi-annually. $425.3 million represents our borrowings outstanding under our bank credit facility at short-term interest rates.

(2) Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next ten years, with the majority expiring within five years. We also lease certain computer and other equipment under operating leases that expire over the next three years and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as the lease terms expire and as advancements in computer technology present opportunities to lower costs and improve performance.

(3) In July 2002, we outsourced certain technology functions to Computer Sciences Corporation ("CSC") under a 10-year agreement, which we may terminate for a fee at any time and under certain conditions. Under the terms of the agreement, CSC is responsible for the data center operations, technology help desk, network management functions and for certain application development and maintenance in the U.S. and UK. For the year ended December 31, 2007, we incurred $80.4 million under this contract and have a remaining commitment of approximately $343 million. The obligation under the contract is based on our historical and expected future level of usage and volume. If our future volume changes, payments under the contract could vary up or down based on specified formulas. Charges are subject to increases to partially offset inflation.

In December 2003, we signed a three-year agreement with ICT Group, Inc. ("ICT"), effective January 2004, to outsource certain marketing call center activities, which contains two renewal options for up to a one-year period. The agreement was amended effective September 2007 to be extended through 2011. Under the terms of the agreement, ICT will be responsible for performing certain marketing and credit-calling activities previously performed by D&B's own call centers in North America. The obligation under the contract is based upon transmitted call volumes, but shall not be less than $3 million per contract year. For the year ended December 31, 2007, we incurred $4.5 million under this contract and have a remaining commitment of approximately $12 million.

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines Corporation ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery, customer service and financial processes to IBM. We may terminate this agreement for a fee at any time. For the year ended December 31, 2007, we incurred $30.7 million under this contract and have a remaining commitment of approximately $49 million.

In July 2006, we signed four-year product and technology outsourcing agreements with Acxiom Corporation in order to significantly increase the speed, data processing capacity and matching capabilities we provide our U.S. sales and marketing customers. For the year ended December 31, 2007, we incurred fulfillment costs of $6.6 million and have a remaining commitment of approximately $16 million.

(4) Represents projected contributions to our non-U.S. defined benefit plans as well as projected benefit payments related to our unfunded plans, including the U.S. Non-Qualified Plans and our postretirement benefit plan. We do not expect to make any contributions to our U.S. Qualified Plan. The expected benefits are estimated based on the same assumptions used to measure our benefit obligation at the end of 2007 and include benefits attributable to estimated future employee service. A closed group approach is used in calculating the projected benefit payments, assuming only the participants who are currently in the valuation population are included in the projection and the projected benefits continue for up to approximately 99 years.

(5) As part of our spin-off from Moody's/D&B2 in 2000, Moody's/D&B2 and D&B entered into a TAA. Under the TAA, Moody's/D&B2 and D&B agreed that Moody's/D&B2 would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's/D&B2). Put simply, the tax deduction would go to the company that granted the stock options, rather than to the employer of the individual who exercised the stock options. The TAA provides, however, that if the IRS issues rules, regulations or other authority contrary to the agreed-upon treatment of the compensation expense deductions under the TAA, then the party that becomes entitled under such guidance to take the deduction may be required to reimburse the tax benefit it has realized, in order to compensate the other party for its loss of such deduction. In 2002 and 2003, the IRS issued rulings that appear to provide that under the circumstances applicable to us the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (i.e., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's/D&B2 options). We have filed tax returns for 2001 through 2006, and made estimated tax deposits for 2007, consistent with the IRS' rulings. We received (or believe we are due) the benefit of additional tax deductions, and under the TAA we may be required to reimburse Moody's/D&B2 for the loss of income tax deductions relating to tax years 2003 to 2007 of approximately $19.9 million in the aggregate for such years. This potential reimbursement would be accounted for as a reduction to shareholders' equity. During the year ended December 31, 2006, we made a payment of $20.9 million to Moody's/D&B2 under the TAA that was fully accrued for as of December 31, 2005. During the year ended December 31, 2007, we did not make a payment to Moody's/D&B2. We may also be required to pay additional amounts in the future based upon interpretations by the parties of the TAA and the IRS' rulings, timing of future exercises of stock options, the future price of stock underlying the stock options and relevant tax rates. As of December 31, 2007, current and former employees of D&B held 0.6 million Moody's stock options. These stock options had a weighted average exercise price of $11.66 and a remaining, weighted average contractual life of one and a half years. All of these stock options are currently exercisable.

(6) We adopted FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," or "FIN 48," as of January 1, 2007. We have a total amount of unrecognized tax benefits of $131.8 million for the year ending December 31, 2007. Although we do not anticipate payments within the next twelve months for these matters, these could require the aggregate use of cash totaling approximately $90.6 million. As we can not make reliable estimates regarding the timing of the cash flows by period, we have included FIN 48 liabilities within the "All Other" column in the table above.

Capital Structure

Every year we examine our capital structure and review our plans. During 2008, in connection with our focus on TSR, we anticipate continued share repurchases and have initiated a quarterly cash dividend of $0.30 per share payable on March 17, 2008, to shareholders of record on the close of business on February 29, 2008, as approved by our Board of Directors in December 2007.

We believe that cash provided by operating activities, supplemented as needed with readily available financing arrangements, is sufficient to meet our short-term needs, including the cash cost of restructuring charges, transition costs, contractual obligations and contingencies, excluding the legal matters identified herein for which exposures cannot be estimated.

As we execute our long-term TSR strategy, which contemplates strategic acquisitions, we may require or consider additional financing to fund our TSR strategy. We regularly evaluate market conditions, our liquidity profile and various financing alternatives for opportunities to enhance our capital structure. While we feel confident that such financing arrangements are available to us, there can be no guarantee that we will be able to access new sources of liquidity when required.

On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. See Note 18 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

In January 2008, we entered into a series of rate locks with a notional value of $400 million to hedge treasury rate volatility in anticipation of a future debt issuance.

Share Repurchases and Dividends

In order to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP, our Board of Directors approved in August 2006, a new four-year, five million share repurchase program. During the year ended December 31, 2007, we repurchased 1.2 million shares of common stock for $110.3 million under this program with 2.7 million shares remaining to be repurchased.

In May 2007, our Board of Directors approved a new $200 million, one-year share repurchase program, which commenced in July 2007. During the year ended December 31, 2007, we repurchased 1.9 million shares of common stock for $173.2 million under this new program with $26.8 million remaining available for purchases as of such date.

In December 2007, our Board of Directors approved a new $400 million, two-year share repurchase program. The new $400 million program began in February 2008, upon the completion of the existing $200 million program which had $26.8 million remaining as of December 31, 2007. We anticipate that the new $400 million program will be completed within twenty-four months of its commencement.

In December 2007, our Board of Directors approved the declaration of a $0.30 per share for the first quarter of 2008. This cash dividend is payable on March 17, 2008, to shareholders of record at the close of business on February 29, 2008.

Potential Payments in Tax and Legal Matters

We and our predecessors are involved in certain tax and legal proceedings, claims and litigation arising in the ordinary course of business. These matters are at various stages of resolution, but could ultimately result in significant cash payments as described in Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. We believe we have adequate reserves recorded in our consolidated financial statements for our share of current exposures in these matters.

Financial Flexibility Program

An integral component of our strategy is creating financial flexibility to fund investments for growth and to create shareholder value.

Through our Financial Flexibility Program we continually and systematically seek ways to improve our performance in terms of quality and cost. Specifically, we seek to eliminate, standardize, consolidate and automate our business functions. As a part of each program, we have incurred a restructuring charge, which generally consists of, among other things, employee severance and termination costs. We also have incurred transition costs, which generally consist of other costs necessary to accomplish the process changes such as consulting fees, cost of temporary workers, relocation costs and stay bonuses.

Our 2008 Financial Flexibility Program, which was approved on January 24, 2008, builds on efforts initiated in 2007 to reduce significantly the complexity of our business, a process that we anticipate continuing over the next several years. Specifically, in 2008, we will continue to address complexity reduction and create financial flexibility through several initiatives including the following:

- *Enhancing Organizational Effectiveness:* this initiative is intended to reduce organizational complexity and improve the efficiency of how we are organized and how we operate as a business by continuing to address spans of control, consolidating like functions and eliminating non-essential activities;
- *Simplifying our Products and Technology:* this initiative is intended to simplify the various platforms and products we offer our customers and moving to fewer and easier to use web-based platforms like DNBi and Hoover's and eliminating and consolidating systems and technology infrastructure;
- *Streamlining Data Collection and Product Ordering:* this initiative is intended to standardize and automate processes to drive efficiencies and quality to support our overall DUNSRight data strategy; and
- *Improving Overall Business Effectiveness:* this initiative is intended to improve the efficiencies of our operations by centralizing management of key cost drivers, vendor consolidation and contract renegotiation. In addition, we are focusing on driving revenue growth by reducing the non-selling time of our sales force, enhancing our new customer acquisition activities and go-to-market approaches.

On an annualized basis, the actions under our 2008 Financial Flexibility Program are expected to create $75 million to $80 million of financial flexibility, of which approximately $60 million to $65 million will be generated in 2008, before any transition costs and restructuring charges and before any reallocation of savings generated by the initiatives. We expect all actions under our 2008 program to be completed by December 2008. To implement these initiatives we expect to incur transition costs of approximately $13 million to $15 million in 2008.

In addition, we expect to incur restructuring charges totaling $20 million to $25 million pre-tax, of which $18 million to $23 million relate to severance, approximately $1 million relate to lease termination obligations and approximately $1 million relate to other exit costs in 2008.

Approximately $30 million to $40 million of these transition costs and restructuring charges are expected to result in cash expenditures. As a result of this financial flexibility program we expect that approximately 300-350 positions will be eliminated globally.

Pension Plan and Postretirement Benefit Plan Contribution Requirements

For financial statement reporting purposes, the funded status of our pension plans, as determined in accordance with GAAP, had a surplus of $274.7 million for the U.S. Qualified Plan, a deficit of $217.1 million for the U.S. Non-Qualified Plans, and a deficit of $60.0 million for the non-U.S. plans at December 31, 2007, as compared to a surplus of $199.0 million, a deficit of $235.0 million, and a deficit of $106.0 million, respectively for such plans, at December 31, 2006. The improvement in the funded status of the U.S. plans was primarily due to a higher discount rate at December 31, 2007 and the curtailment impact associated with the plan freeze in 2007. The improvement was negatively impacted by a change in mortality table assumption for our U.S. plans. The improvement in funded status of the non-U.S. plans was primarily due to a lower projected benefit obligation at December 31, 2007, primarily driven by a higher discount rate. See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

For funding purposes, as governed by the Internal Revenue Service regulations, we are not required to contribute to the U.S. Qualified Plan, the largest of our six plans, in 2008 as the plan was considered "fully funded" under the provisions of the Internal Revenue Code for the 2007 plan year.

In August 2006, the Pension Protection Act of 2006 ("PPA 2006") was signed into law. One of the principal changes under this legislation relates to the way assets and liabilities are valued to determine required pension contributions. The majority of the changes are effective in 2008. At the current date, there are still factors that need to be clarified or defined in the guidance by the regulatory bodies to fully analyze the impact of PPA 2006 on our plans. Based on the current understanding of the legislative changes, if the U.S. Qualified Plan asset returns are flat and the assets decline by the amount of benefits paid to plan participants, and all other factors affecting when contributions are required remain the same, we would not be required to make contributions to this plan until 2012. If plan assets appreciate between now and 2012, the need to make a required contribution would be delayed beyond 2012. If plan assets depreciate between now and 2012, we could be required to make contributions sooner than 2012.

We expect to continue to make cash contributions to our other pension plans during the year ended December 31, 2008. The expected 2008 contribution is approximately $23.5 million, compared to $30.9 million in 2007. In addition, we expect to make benefit payments related to our postretirement benefit plan of approximately $11.0 million during the year ended December 31, 2008, compared to $13.4 million during the year ended December 31, 2007. See the Contractual Cash Obligations table above for projected contributions and benefit payments beyond 2008.

In addition, we expect 2008 cash contributions to the 401(k) Plan to be approximately $21.0 million compared to $12.0 million in 2007.

Off-Balance Sheet Arrangements and Related Party Transactions

We do not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements except for those disclosed in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Additionally, we have not engaged in any significant related-party transactions.

Forward-Looking Statements

We may from time-to-time make written or oral "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements contained in filings with the Securities and Exchange Commission, in reports to shareholders and in press releases and investor Web casts. These forward-looking statements can be identified by the use of words like "anticipates," "aspirations," "believes," "continues," "estimates," "expects," "goals," "guidance," "intends," "plans," "projects," "strategy," "targets," "commits," "will" and other words of similar meaning. They can also be identified by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in, or remain invested in, our securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying in the following paragraphs important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.

The following important factors could cause actual results to differ materially from those projected in such forward-looking statements:

- We rely significantly on third parties to support critical components of our business model in a continuous and high quality manner, including third-party data providers, strategic third-party members in our D&B Worldwide Network, and third parties with whom we have outsourcing arrangements;
- Demand for our products is subject to intense competition, changes in customer preferences and, to a lesser extent, economic conditions which impact customer behavior;
- Our solutions and brand image are dependent upon the integrity and security of our global database and the continued availability thereof through the internet and by other means, as well as our ability to protect key assets, such as our data centers;
- Our ability to maintain the integrity of our brand and reputation, which we believe are key assets and competitive advantages;
- Our ability to renew large contracts, the related revenue recognition and the timing thereof may impact our results of operations from period-to-period;
- Our results are subject to the effects of foreign economies, exchange rate fluctuations, legislative or regulatory requirements, such as the adoption of new or changes in accounting policies and practices, including pronouncements by the Financial Accounting Standards Board or other standard setting bodies, and the implementation or modification of fees or taxes that we must pay to acquire, use, and/or redistribute data;
- Our ability to introduce new Web-based solutions or services in a seamless way and without disruption to existing solutions such as DNBi;
- Our ability to acquire and successfully integrate other complementary businesses, products and technologies into our existing business, without significant disruption to our existing business or to our financial results;
- The continued adherence by third-party members of our D&B Worldwide Network to our data quality standards, our brand and communication standards and to the terms and conditions of our commercial services arrangements;
- Our future success requires that we attract and retain qualified personnel, including members of our sales force, in regions throughout the world;
- The profitability of our International segment depends on our ability to identify and execute on various initiatives, such as the implementation of subscription plan pricing and successfully managing our D&B Worldwide Network, and our ability to identify and contend with various challenges present in foreign markets, such as local competition and the availability of public records at no cost;

- Our ability to successfully implement our Blueprint for Growth Strategy requires that we successfully reduce our expense base through our Financial Flexibility initiatives, and reallocate certain of the expense-base reductions into initiatives that produce desired revenue growth;
- We are involved in various tax matters and legal proceedings, the outcomes of which are unknown and uncertain with respect to the impact on our cash flow and profitability;
- Our ability to repurchase shares is subject to market conditions, including trading volume in our stock, and our ability to repurchase shares in accordance with applicable securities laws; and
- Our projection for free cash flow is dependent upon our ability to generate revenue, our collection processes, customer payment patterns, the timing and volume of stock option exercises and the amount and timing of payments related to the tax and other matters and legal proceedings in which we are involved.

We elaborate on the above list of important factors throughout this document and in our other filings with the SEC, particularly in the discussion of our Risk Factors in Item 1A. of this Annual Report on Form 10-K. It should be understood that it is not possible to predict or identify all risk factors. Consequently, the above list of important factors and the Risk Factors discussed in Item 1A. of this Annual Report on Form 10-K should not be considered to be a complete discussion of all of our potential trends, risks and uncertainties. Except as otherwise required by federal securities laws, we do not undertake any obligation to update any forward-looking statement we may make from time-to-time.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information in response to this Item is set forth under the caption "Market Risk" in Item 7. of this Annual Report on Form 10-K.

Item 8. ***Financial Statements and Supplementary Data***

Index to Financial Statements and Schedules

Schedules

Schedules are omitted as they are not required or inapplicable or because the required information is provided in our consolidated financial statements, including the notes to our consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements reasonably present our financial position and results of operations in conformity with generally accepted accounting principles in the United States of America. Management also has included in the consolidated financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

An independent registered public accounting firm audits our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and their report is provided herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Management designed our internal control systems in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Dun & Bradstreet Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Dun & Bradstreet Corporation at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting" appearing on page 65. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2 and 5, the Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes." In addition, as discussed in Notes 2, 10 and 11, the Company adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and SFAS No. 123R, "Share-Based Payments," in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 25, 2008

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions, except per share data)		
Revenues	$1,599.2	$1,474.9	$1,380.0
Operating Expenses	430.4	410.9	355.8
Selling and Administrative Expenses	671.5	612.7	594.3
Depreciation and Amortization	46.6	32.1	34.6
Restructuring Charge	25.1	25.5	30.7
Operating Costs	1,173.6	1,081.2	1,015.4
Operating Income	425.6	393.7	364.6
Interest Income	7.3	7.3	10.6
Interest Expense	(28.3)	(20.3)	(21.1)
Other Income (Expense)—Net	21.7	(0.3)	0.8
Non-Operating Income (Expense)—Net	0.7	(13.3)	(9.7)
Income from Continuing Operations Before Provision for Income Taxes	426.3	380.4	354.9
Provision for Income Taxes	135.8	142.1	133.1
Minority Interest Income (Expense)	0.9	—	—
Equity in Net Income of Affiliates	1.3	0.4	0.7
Income from Continuing Operations	$ 292.7	$ 238.7	$ 222.5
Income (Loss) from Discontinued Operations, Net of Income Taxes of $5.2, $4.7 and $0.5 for the Years Ended December 31, 2007, 2006 and 2005, respectively	5.4	2.0	(1.3)
Net Income	$ 298.1	$ 240.7	$ 221.2
Basic Earnings Per Share of Common Stock:			
Income from Continuing Operations	$ 5.03	$ 3.77	$ 3.33
Income (Loss) from Discontinued Operations	0.09	0.04	(0.02)
Net Income	$ 5.12	$ 3.81	$ 3.31
Diluted Earnings Per Share of Common Stock:			
Income from Continuing Operations	$ 4.90	$ 3.67	$ 3.21
Income (Loss) from Discontinued Operations	0.09	0.03	(0.02)
Net Income	$ 4.99	$ 3.70	$ 3.19
Weighted Average Number of Shares Outstanding—Basic	58.3	63.2	66.8
Weighted Average Number of Shares Outstanding—Diluted	59.8	65.1	69.4
Cash Dividends Paid per Common Share	$ 1.00	$ —	$ —

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(Amounts in millions, except per share data)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 175.8	$ 127.7
Accounts Receivable, Net of Allowance of $19.0 at December 31, 2007 and $20.3 at December 31, 2006	445.6	398.4
Other Receivables	9.9	10.3
Prepaid Taxes	0.9	47.9
Deferred Income Tax	18.5	8.3
Current Assets from Discontinued Operations Held for Sale	40.6	29.1
Other Current Assets	27.0	23.3
Total Current Assets	718.3	645.0
Non-Current Assets		
Property, Plant and Equipment, Net of Accumulated Depreciation of $141.6 at December 31, 2007 and $142.0 at December 31, 2006	50.3	50.5
Prepaid Pension Costs	275.2	199.0
Computer Software, Net of Accumulated Amortization of $334.5 at December 31, 2007 and $322.5 at December 31, 2006	87.9	53.6
Goodwill	343.8	225.0
Deferred Income Tax	41.7	105.6
Deposit	16.8	39.8
Other Receivables	42.7	—
Assets from Discontinued Operations Held for Sale	—	6.6
Other Non-Current Assets	82.1	35.0
Total Non-Current Assets	940.5	715.1
Total Assets	$ 1,658.8	$ 1,360.1
LIABILITIES		
Current Liabilities		
Accounts Payable	$ 30.5	$ 37.3
Accrued Payroll	125.5	127.0
Accrued Income Tax	14.4	1.9
Current Liabilities from Discontinued Operations Held for Sale	31.0	22.2
Short-Term Debt	—	0.1
Other Accrued and Current Liabilities (Note 15)	177.3	150.3
Deferred Revenue	531.3	466.7
Total Current Liabilities	910.0	805.5
Pension and Postretirement Benefits	350.5	414.7
Long-Term Debt	724.8	458.9
Liabilities for Unrecognized Tax Benefits	79.3	54.4
Liabilities from Discontinued Operations Held for Sale	—	4.5
Other Non-Current Liabilities	30.7	21.2
Total Liabilities	2,095.3	1,759.2
Contingencies (Note 13)		
Minority Interest Liability	3.6	—
Shareholders' Equity		
Series A Junior Participating Preferred Stock, $0.01 par value per share, authorized—0.5 shares; outstanding—none	—	—
Preferred Stock, $0.01 par value per share, authorized—9.5 shares; outstanding—none	—	—
Series Common Stock, $0.01 par value per share, authorized—10.0 shares; outstanding—none	—	—
Common Stock, $0.01 par value per share, authorized—200.0 shares; issued—81.9 shares	0.8	0.8
Capital Surplus	196.4	186.8
Retained Earnings	1,320.7	1,132.2
Treasury Stock, at cost, 25.1 shares at December 31, 2007 and 21.8 shares at December 31, 2006	(1,603.8)	(1,265.9)
Accumulated Other Comprehensive Income (Loss)	(354.2)	(453.0)
Total Shareholders' Equity	(440.1)	(399.1)
Total Liabilities and Shareholders' Equity	$ 1,658.8	$ 1,360.1

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in millions)		
Cash Flows from Operating Activities:			
Net Income	$ 298.1	$ 240.7	$ 221.2
Less: Net Income (Loss) from Discontinued Operations	5.4	2.0	(1.3)
Net Income from Continuing Operations	$ 292.7	$ 238.7	$ 222.5
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	46.6	32.1	34.6
Amortization of Unrecognized Pension Loss	15.9	—	—
Gain (Loss) from Sales of Businesses	(19.9)	—	(0.6)
Income Tax Benefit from Stock-Based Awards	33.8	49.5	74.7
Excess Tax Benefit on Stock-Based Awards	(26.4)	(39.6)	—
Equity-Based Compensation	25.9	20.8	11.9
Restructuring Charge	25.1	25.5	30.7
Restructuring Payments	(31.2)	(21.1)	(31.9)
Deferred Income Taxes, Net	(38.7)	0.4	0.2
Accrued Income Taxes, Net	88.4	41.8	(43.3)
Changes in Current Assets and Liabilities:			
Increase in Accounts Receivable	(30.0)	(43.3)	(18.0)
Net Increase in Other Current Assets	(4.1)	(1.8)	(5.5)
Increase in Deferred Revenue	44.3	44.1	37.4
Decrease in Accounts Payable	(5.4)	(9.2)	(2.2)
Net Increase in Accrued Liabilities	16.1	8.3	10.2
Net Decrease in Other Accrued and Current Liabilities	(0.1)	(3.6)	(6.4)
Changes in Non-Current Assets and Liabilities:			
Net Increase in Other Long-Term Assets	(28.1)	(40.6)	(18.4)
Net Decrease in Long-Term Liabilities	(16.2)	(11.9)	(34.7)
Net, Other Non-Cash Adjustments	(4.1)	0.7	0.2
Net Cash Provided by Operating Activities from Continuing Operations	384.6	290.8	261.4
Net Cash Provided by Operating Activities from Discontinued Operations	9.3	14.1	0.1
Net Cash Provided by Operating Activities	393.9	304.9	261.5
Cash Flows from Investing Activities:			
Investments in Marketable Securities	—	(149.6)	(225.6)
Redemptions of Marketable Securities	—	259.0	198.8
Proceeds from Sales of Businesses, Net of Cash Divested	2.0	0.8	16.5
Payments for Acquisitions of Businesses, Net of Cash Acquired	(146.5)	(9.6)	(16.8)
Cash Settlements of Foreign Currency Contracts	(0.3)	(0.8)	2.0
Capital Expenditures	(13.7)	(11.6)	(5.7)
Additions to Computer Software and Other Intangibles	(58.4)	(40.6)	(22.2)
Net, Other	0.5	0.5	0.8
Net Cash (Used in) Provided by Investing Activities from Continuing Operations	(216.4)	48.1	(52.2)
Net Cash (Used in) Provided by Investing Activities from Discontinued Operations	(0.8)	(0.8)	(1.9)
Net Cash (Used in) Provided by Investing Activities	(217.2)	47.3	(54.1)
Cash Flows from Financing Activities:			
Payments for Purchases of Treasury Shares	(408.5)	(662.7)	(295.6)
Net Proceeds from Stock-Based Awards	31.3	50.5	64.5
Spin-off Obligation	—	(20.9)	(9.2)
Payment of Debt	—	(300.0)	—
Proceeds from Issuance of Long-Term Debt	—	299.2	—
Payments of Dividends	(58.4)	—	—
Proceeds from Borrowings on Credit Facilities	750.7	385.2	2.9
Payments of Borrowings on Credit Facilities	(484.9)	(225.7)	(3.0)
Payment of Bond Issue Costs	—	(2.2)	—
Termination of Interest Rate Derivatives	—	5.0	—
Excess Tax Benefit on Stock-Based Awards	26.4	39.6	—
Net, Other	0.4	0.5	0.1
Net Cash Used in Financing Activities from Continuing Operations	(143.0)	(431.5)	(240.3)
Net Cash Used in Financing Activities from Discontinued Operations	—	—	(0.9)
Net Cash Used in Financing Activities	(143.0)	(431.5)	(241.2)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	17.6	22.4	(23.8)
Increase (Decrease) in Cash and Cash Equivalents	51.3	(56.9)	(57.6)
Cash and Cash Equivalents, Beginning of Period	138.4	195.3	252.9
Cash and Cash Equivalents, End of Period	$ 189.7	$ 138.4	$ 195.3
Cash and Cash Equivalents of Discontinued Operations, End of Period	13.9	10.7	2.7
Cash and Cash Equivalents of Continuing Operations, End of Period	$ 175.8	$ 127.7	$ 192.6
Supplemental Disclosure of Cash Flow Information:			
Cash Paid for:			
Income Taxes, Net of Refunds	$ 52.4	$ 50.5	$ 102.0
Interest	$ 27.9	$ 20.8	$ 18.9

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2007, 2006 and 2005

						Accumulated Other Comprehensive Income					
	Common Stock ($0.01 Par Value)	Unearned Compensation Restricted Stock	Capital Surplus	Retained Earnings	Treasury Stock	Cumulative Translation Adjustment	SFAS 158 Pension Adjustment	Minimum Pension Liability Adjustment	Derivative Financial Instrument	Total Shareholders' Equity	Comprehensive Income (Loss)
	(Dollar amounts in millions, except per share data)										
Balance, January 1, 2005	$0.8	$(1.4)	$198.2	$ 670.3	$ (557.6)	$(149.0)	$ —	$(107.1)	$—	$ 54.2	
Net Income				221.2						221.2	$221.2
Equity-Based Plans		(4.0)	(14.4)		147.7					129.3	
Treasury Shares Acquired					(295.6)					(295.6)	
Change in Cumulative Translation Adjustment						(26.7)				(26.7)	(26.7)
Change in Minimum Pension Liability Adjustment								(5.6)		(5.6)	(5.6)
Mark-to-Market Interest Rate Derivative									0.8	0.8	0.8
Total Comprehensive Income											$189.7
Balance, December 31, 2005	0.8	(5.4)	183.8	891.5	(705.5)	(175.7)	—	(112.7)	0.8	77.6	
Net Income				240.7						240.7	$240.7
Equity-Based Plans		5.4	3.0		102.3					110.7	
Treasury Shares Acquired					(662.7)					(662.7)	
SFAS 158 Initial Adoption Adjustment (Note 10)							(182.7)			(182.7)	
Change in Cumulative Translation Adjustment						22.2				22.2	22.2
Derivative Financial Instrument, net of tax of $1.2									2.1	2.1	2.1
Change in Minimum Pension Liability (Note 10) Adjustment								(7.0)		(7.0)	(7.0)
Total Comprehensive Income											$258.0
Balance, December 31, 2006	0.8	—	186.8	1,132.2	(1,265.9)	(153.5)	(182.7)	(119.7)	2.9	(399.1)	
Net Income				298.1						298.1	$298.1
Equity-Based Plans			3.1		70.6					73.7	
Treasury Shares Acquired					(408.5)					(408.5)	
Pension Adjustments (Note 10)							79.3			79.3	79.3
Dividend Declared				(75.5)						(75.5)	
FIN 48 Adoption				(34.1)						(34.1)	
Adjustments to Legacy Tax Matters			6.5							6.5	
Change in Cumulative Translation Adjustment						20.5				20.5	20.5
Derivative Financial Instrument, net of tax of $0.1									(1.0)	(1.0)	(1.0)
Total Comprehensive Income											$396.9
Balance, December 31, 2007	$0.8	$—	$196.4	$1,320.7	$(1,603.8)	$(133.0)	$(103.4)	$(119.7)	$ 1.9	$(440.1)	

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular dollar amounts in millions, except per share data)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. The Dun & Bradstreet Corporation ("D&B" or "we" or "our") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for over 166 years. Our global commercial database contains more than 125 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

We provide customers with four solution sets, which meet a diverse set of customer needs globally. Customers use our Risk Management Solutions™ to mitigate credit risk, increase cash flow and drive increased profitability; our Sales & Marketing Solutions™ to increase revenue from new and existing customers; our E-Business Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries; and our Supply Management Solutions™ to increase cash by generating ongoing savings from our customers' suppliers and by protecting our customers from serious financial, operational and regulatory risk.

Basis of Presentation. The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; allocation of the purchase price in acquisition accounting; long-term asset and amortization recoverability; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the revisions in the consolidated financial statements in the period in which we determine any revisions to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are carried under the equity method. Investments over which we do not have significant influence are recorded at cost. We periodically review our investments to determine if there has been any impairment judged to be other than temporary. Such impairments are recorded as write-downs in the statement of operations.

All intercompany transactions and balances have been eliminated in consolidation.

The financial statements of our subsidiaries outside the United States ("U.S.") and Canada reflect a fiscal year ended November 30, in order to facilitate timely reporting of our consolidated financial results and financial position.

Where appropriate, we have reclassified certain prior year amounts to conform to the current year presentation. On December 27, 2007, we sold our Italian real estate business which was a part of our International segment and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K. Accordingly, the related assets and liabilities of our Italian real estate business have been classified as held for sale in the balance sheet and we will record the resulting gain from the sale in the first quarter of 2008.

Significant Accounting Policies

Revenue Recognition. Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow those customers unlimited use within predefined ranges, subject to certain conditions. In these instances, we recognize revenue ratably over the term of the contract, which is generally one year.

For arrangements that include periodic updates to that information file over the contract term, the portion of the revenue related to updates expected to be delivered is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis.

We also have monthly or annual contracts that enable a customer to purchase our information solutions during the period of contract at prices per an agreed price list, up to the contracted dollar limit. Revenue on these contracts is recognized as solutions are delivered to the customer, based on the per-solution price. Any additional solutions purchased over this limit may be subject to pricing variations and revenue is recognized as the solutions are delivered. If customers do not use the full value of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Revenue related to services provided over the contract term, such as monitoring services, is recognized ratably over the contract period, which is typically one year.

For Sales & Marketing Solutions and Supply Management Solutions, we generally recognize revenue upon delivery of the information file to the customer. For arrangements that include periodic updates to that information file over the contract term, the portion of the revenue related to updates expected to be delivered is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis. For subscription solutions that provide continuous access to our generic marketing information and business reference databases, as well as any access fees or hosting fees related to enabling customers' access to our information, revenue is recognized ratably over the term of the contract, which is typically one year.

We have certain solution offerings that are sold as multi-element arrangements. The multiple elements may include information files, file updates for certain solutions, software, services, trademarks and/or other intangibles. Revenue for each element is recognized when that element is delivered to the customer, based upon the relative fair value for each element. For offerings that include software that is considered to be more than incidental, we recognize revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed. Maintenance revenue, which consists of fees for ongoing support and software updates, is recognized ratably over the term of the contract, which is typically one year, when the maintenance for the software is considered significant. When maintenance is insignificant, we recognize the revenue when the agreement is signed and the software is shipped.

Revenue from consulting and training services is recognized as the services are performed.

Our E-Business Solutions consists of Hoover's, Inc., which includes Hoover's, First Research division and AllBusiness.com, Inc. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer. AllBusiness.com provides online media and e-commerce products that provide advertisers the ability to target small business customers. Revenue is recognized as solutions are delivered to the customer over the contract period.

Amounts billed in advance are recorded as a liability on the balance sheet as deferred revenue and are recognized as the services are performed.

(Tabular dollar amounts in millions, except per share data)

Sales Cancellations. In determining sales cancellation allowances, we analyze historical trends, customer-specific factors, current economic trends and changes in customer demand.

Restructuring Charges. We account for restructuring charges in accordance with Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," or "SFAS No. 146," which addresses financial accounting and reporting for costs associated with restructuring activities, including severance and lease termination obligations, and other related exit costs. Under SFAS No. 146, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related exit costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

Employee Benefit Plans. We provide various defined benefit plans to our employees as well as healthcare and life insurance benefits to our retired employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in our consolidated financial statements in accordance with SFAS No. 87, "Employers' Accounting for Pensions," or "SFAS No. 87," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," or "SFAS No. 106," and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)," or "SFAS No. 158." See Note 10 to our consolidated financial statements included in this Annual Report of Form 10-K.

Income Taxes. Income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," or "SFAS No. 109," which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statement and tax basis of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. We have established a valuation allowance for deferred tax assets for which realization is more likely than not. In assessing the valuation allowance, we have considered future taxable income and ongoing prudent and feasible tax planning strategies.

Effective January 1, 2007, we adopted Financial Accounting Standard Board ("FASB") Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," or "FIN 48," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109. We utilize a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation of FIN 48, we recognized approximately $34.1 million (net of tax benefits) in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

Legal and Tax Contingencies. We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in the consolidated financial statements. In other instances, because of the uncertainties related to the probable outcome and/or amount or range of loss, we are unable to make a reasonable estimate of a liability, if any. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Cash and Cash Equivalents. We consider all investments purchased with an initial term to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates market value because of the short maturity of the instruments.

(Tabular dollar amounts in millions, except per share data)

Accounts Receivable and Allowance for Bad Debts. Accounts receivable are recorded at the invoiced amount and do not bear interest. With respect to estimating the allowance for bad debts, we analyze the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends.

Restricted Assets. At December 31, 2007 and 2006, restricted assets solely consisted of cash and cash equivalents. Such amounts are included in "Other Non-Current Assets." We had restricted assets of $8.0 million and $9.2 million at December 31, 2007 and 2006, respectively, held in grantor trusts primarily to fund certain pension obligations. See Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated using the straight-line method. Buildings are depreciated over a period of 40 years. Equipment is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Property, plant and equipment depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $10.6 million, $10.0 million and $10.6 million, respectively. As of December 31, 2006, we acquired approximately $6.1 million of furniture and equipment primarily related to our Center Valley, PA facility, which was included in accounts payable on the accompanying consolidated balance sheet as of December 31, 2006, and was therefore excluded from the consolidated statement of cash flows for the year ended December 31, 2006 and included in our consolidated statement of cash flows for the year ended December 31, 2007.

Computer Software. We account for computer software used in our business in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In addition, certain computer software costs related to software sold to customers are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Capitalized computer software costs are amortized over its estimated useful life, typically three to five years, and are reported at the lower of unamortized cost or net realizable value. We review the valuation of capitalized software whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that could trigger an impairment review include significant changes in the manner of use of the assets or strategic decisions made relating to future plans for those assets, as well as consideration of future operating results, significant negative industry trends or economic trends. The computer software amortization expense for the years ended December 31, 2007, 2006 and 2005 was $28.7 million, $18.7 million and $21.9 million, respectively. As of December 31, 2007, we acquired approximately $3.1 million of computer software, which was included in accounts payable on the accompanying consolidated balance sheet as of December 31, 2007, and was therefore excluded from the consolidated statement of cash flows for the year ended December 31, 2007.

Goodwill and Other Intangible Assets. Goodwill and intangible assets represent the excess of costs over fair value of assets of businesses acquired. We account for goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," or "SFAS No. 142." Goodwill and intangibles with an indefinite life are not subject to regular periodic amortization. Instead, the carrying amount of the goodwill and indefinite-lived intangibles is tested for impairment at least annually, and between annual tests if events or circumstances warrant such a test. An impairment loss would be recognized if the carrying amount exceeded the fair value.

We assess the recoverability of our goodwill at the reporting unit level. We consider our operating segments, U.S. and International, as our reporting units under SFAS No. 142 for consideration of potential impairment of goodwill. For goodwill, we perform a two-step impairment test. In the first step, we compare the

(Tabular dollar amounts in millions, except per share data)

fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach. Under the market approach, we estimate the fair value based on market multiples of revenue. If the market value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and no further test is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit exceeds its implied fair value, we record an impairment loss equal to the difference.

For indefinite-lived intangibles, other than goodwill, the estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets. An impairment is recognized if the carrying value exceeds the fair value. Based on our assessments, no impairment charges related to goodwill and indefinite-lived intangible assets have been recognized at December 31, 2007, 2006 and 2005.

Other intangibles, which primarily include customer lists and relationships, resulting from acquisitions are being amortized over one to fifteen years based on their estimated useful life using the straight-line method. Other intangibles amortization expense for the years ended December 31, 2007, 2006, and 2005 was $7.3 million, $3.4 million and $2.1 million, respectively.

Future amortization of acquired intangible assets as of December 31, 2007 is as follows:

Total	2008	2009	2010	2011	2012	Thereafter
$59.5	$9.5	$8.3	$7.9	$7.7	$5.5	$20.6

The value of our customer lists in our Italian real estate business was negatively impacted by tax legislation enacted in Italy in 2005. This tax legislation increased the operating costs of our Italian real estate business. For the year December 31, 2005, we recorded an impairment charge of $0.4 million related to customer lists.

Foreign Currency Translation. For all operations outside the U.S. where we have designated the local currency as the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using average exchange rates for the year. For those countries where we designate the local currency as the functional currency, translation adjustments are accumulated in a separate component of shareholders' equity. Transaction gains and losses are recognized in earnings in "Other Income (Expense)—Net." Transaction gains were $0.2 million for the year ended December 31, 2007, transaction losses were $1.2 million for the year ended December 31, 2006, and transaction gains were $1.0 million for the year ended December 31, 2005.

Earnings Per Share of Common Stock. In accordance with SFAS No. 128, "Earnings Per Share" ("EPS"), basic EPS is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted EPS is calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period. The difference between basic and diluted EPS is solely attributable to stock options and restricted stock programs. We use the treasury stock method to calculate the impact of outstanding stock options and restricted stock.

Stock-Based Compensation. Our stock-based compensation programs are described more fully in Note 11 to our consolidated financial statements included in this Annual Report on Form 10-K. On January 1, 2006, we adopted SFAS No. 123 (revised 2004) "Share-Based Payments," or "SFAS No. 123R," which revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," or "APB No. 25," using the Modified Prospective method.

(Tabular dollar amounts in millions, except per share data)

Under the Modified Prospective method, compensation cost associated with the stock option programs recognized for the year ended December 31, 2006 includes (a) compensation cost for stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for stock options granted subsequent to January 1, 2006, based on the grant-date fair value under SFAS No. 123R. SFAS No. 123R also requires us to estimate future forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur. As a result, we have adjusted for this cumulative effect and recognized a pre-tax reduction in stock-based compensation of $0.5 million related to our restricted stock and restricted stock unit programs during the first quarter of 2006. As required under the Modified Prospective method, results for prior periods have not been restated.

Prior to the adoption of SFAS No. 123R, we applied APB No. 25 and related interpretations in accounting for our plans. Accordingly, no compensation cost was recognized for grants under the stock option programs and Employee Stock Purchase Plan ("ESPP") prior to January 1, 2006.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. We estimate the volatility of our common stock at the date of grant based on the historical volatility rate of our common stock. Beginning in 2006, the expected term was determined using the simplified method for estimating the expected option life, as prescribed under Staff Accounting Bulletin or "SAB" No. 107, "Share-Based Payments," or "SAB No. 107," which was amended by issued SAB No. 110, "Year-End Help for Expensing Stock Options," or "SAB No. 110." The risk-free interest rate for the corresponding expected term of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant. We estimate the amount of stock-based awards expected to be forfeited prior to vesting. For stock options granted prior to SFAS No. 123R, the compensation expense is recognized on a straight-line basis over the vesting period. For stock options granted after the adoption of SFAS No. 123R, the compensation expense is recognized on a straight-line basis over the shorter of the vesting period or the period from the grant date to the date when retirement eligibility is achieved. If factors change we may decide to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect our share-based compensation expense, operating income, net income and earnings per share.

In connection with our dividend payments, we updated our dividend yield assumption in our Black-Scholes valuation model from 0% for the year ended December 31, 2006 to 1.1% for the year ended December 31, 2007, in calculating the fair value of our employee stock options. We have estimated the dividend yield assumption by dividing the anticipated annual dividend payment by the stock price on the grant date.

Financial Instruments. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

We use foreign exchange forward and option contracts to hedge cross-border intercompany transactions and certain non-U.S. earnings. These forward and option contracts are mark-to-market and gains and losses are recorded as other income or expense. In addition, foreign exchange forward contracts are used to hedge certain of our foreign net investments. The gains and losses associated with these contracts are recorded in "Cumulative Translation Adjustments," a component of shareholders' equity.

We use interest rate swap agreements to hedge long-term fixed-rate debt. When executed, we designate the swaps as fair-value hedges and assess whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. We formally document all relationships between hedging instruments and hedged items, and we have documented policies for management of our exposures. Changes in fair values of interest rate swap agreements that are designated fair-value hedges are recognized in earnings as an adjustment of interest

(Tabular dollar amounts in millions, except per share data)

expense. The effectiveness of hedge accounting is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. See Note 7 to these consolidated financial statements included in this Annual Report on Form 10-K.

Note 2. Recent Accounting Pronouncements

In December 2007, the Securities and Exchange Commission, or "SEC," issued SAB No. 110 which provides interpretative guidance regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123R. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. Therefore, we will continue to use the "simplified" method in developing our estimate of expected term of "plain vanilla" share options.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," or "SFAS No. 141(R)." This statement replaces SFAS No. 141, "Business Combinations." SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS No. 141(R) is prohibited. We will adopt SFAS No. 141(R) in the first quarter of 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51," or "SFAS No. 160." SFAS No. 160 establishes accounting and reporting standards that require: the ownership interests in subsidiaries held by third parties other than the parent; the amount of consolidated net income attributable to the parent and to the noncontrolling interest; changes in a parent's ownership interest; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. SFAS No. 160 also establishes disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, however application of SFAS No. 160's disclosure and presentation requirement is retroactive. Earlier adoption of SFAS No. 160 is prohibited. We will adopt SFAS No. 160 in the first quarter of 2009. We are currently assessing the impact that the adoption of SFAS No. 160 will have, if any, on our consolidated financial statements.

In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards," or "EITF No. 06-11," that an entity should recognize a realized tax benefit associated with dividends on affected securities charged to retained earnings as an increase in Additional Paid in Capital ("APIC"). The amount recognized in APIC should be included in the APIC pool. When an entity's estimate of forfeitures increases or actual forfeitures exceed its estimates, the amount of tax benefits previously recognized in APIC should be reclassified into the statement of operations. The amount reclassified is limited to the APIC pool balance on the reclassification date. EITF No. 06-11 would apply prospectively to the income tax benefits of dividends declared on affected securities in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is permitted as of the beginning of a fiscal year for which interim financial statements or annual financial statements have not been issued. We anticipate that our adoption of EITF 06-11, as of January 1, 2008, will not have a material impact on our consolidated financial statements.

(Tabular dollar amounts in millions, except per share data)

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1, or "FSP FIN 48-1," which clarifies when a tax position is considered settled under FIN 48. The FSP explains that a tax position can be effectively settled on the completion of an examination by a taxing authority without legally being extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if (1) the tax position is not considered more likely than not to be sustained solely on the basis of its technical merits and (2) the statute of limitations remain open. FSP FIN 48-1 should be applied upon the initial adoption of FIN 48. The impact of our adoption of FIN 48, as of January 1, 2007, is in accordance with this FSP and the implementation has not resulted in any changes to our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," or "SFAS No. 159." This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire arrangements and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157, "Fair Value Measurements," or "SFAS No. 157." We are currently assessing the impact that the adoption of SFAS No. 159 will have, if any, on our consolidated financial statements.

In September 2006, the FASB issued "SFAS No. 158" which requires the recognition of the underfunded or overfunded status of defined benefit postretirement plans (other than multiemployer plans) as an asset or liability in the statement of financial position and to recognize changes in the funded status through comprehensive income in the year in which the changes occur. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the employer's fiscal year-end statement of financial position, with limited exceptions. SFAS No. 158 is effective for recognition of the funded status of the benefit plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. For the year ended December 31, 2006, we reduced our total assets by $186.1 million, our total liabilities by $3.4 million and our shareholders' equity by $182.7 million, net of tax of $107.3 million.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands fair value measurement disclosures. SFAS No. 157 does not require new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact that the adoption of SFAS No. 157 will have, if any, on our consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," or "SAB No. 108," which provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement for the purpose of a materiality assessment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have an impact on our consolidated financial statements.

(Tabular dollar amounts in millions, except per share data)

In July 2006, the FASB issued FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. As a result of the implementation of FIN 48, we recognized approximately $34.1 million (net of tax benefits) in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

Note 3. Impact of Implementation of the Blueprint for Growth Strategy

Restructuring Charges

Since the launch of our Blueprint for Growth Strategy, we have implemented Financial Flexibility Programs. Financial Flexibility is an ongoing process by which we seek to reallocate our spending from low-growth or low-value activities to other activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. With each program, we have incurred restructuring charges (which generally consist of employee severance and termination costs, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income). These charges are incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions. We have also incurred transition costs such as consulting fees, costs of temporary workers, relocation costs and stay bonuses to implement our Financial Flexibility Programs.

For the years ended December 31, 2007, 2006 and 2005, the restructuring charges were recorded in accordance with SFAS No. 146. Under SFAS No. 146 the current period charge represents the liabilities incurred during the year for each of these obligations. The curtailment gains were recorded in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and the curtailment charges were recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

During the year ended December 31, 2007, we recorded a $23.1 million restructuring charge in connection with the Financial Flexibility Program announced in January 2007 ("2007 Financial Flexibility Program"), a $1.5 million restructuring charge in connection with the Financial Flexibility Program announced in February 2006 ("2006 Financial Flexibility Program") and a $0.5 million restructuring charge in connection with the Financial Flexibility Program announced in February 2005 ("2005 Financial Flexibility Program"). The components of these charges included:

- Severance and termination costs of $22.1 million associated with approximately 300 employees related to the 2007 Financial Flexibility Program. Of these 300 employees, 270 employees have exited the Company and 30 employees will exit the Company in future quarters;
- Severance and termination costs of $0.6 million associated with approximately 15 employees related to the 2006 Financial Flexibility Program. All 15 employees have exited the Company; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $1.0 million related to the 2007 Financial Flexibility Program, $0.9 million related to the 2006 Financial Flexibility Program, and $0.5 million related to the 2005 Financial Flexibility Program.

At December 31, 2007, all actions under the 2007 Financial Flexibility Program were substantially completed.

(Tabular dollar amounts in millions, except per share data)

During the year ended December 31, 2006, we recorded a $23.4 million restructuring charge in connection with the 2006 Financial Flexibility Program, a $2.4 million net restructuring charge in connection with the 2005 Financial Flexibility Program and a $0.3 million net restructuring curtailment gain in connection with the Financial Flexibility Program announced in February 2004 ("2004 Financial Flexibility Program"). The components of these charges and gains included:

- Severance and termination costs of $13.0 million associated with approximately 175 employees related to the 2006 Financial Flexibility Program. All 175 employees have exited the Company;
- Severance and termination costs of $2.1 million associated with approximately 25 employees related to the 2005 Financial Flexibility Program. All 25 employees have exited the Company;
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.4 million related to the 2006 Financial Flexibility Program and $0.4 million related to the 2005 Financial Flexibility Program; and
- Curtailment gains of $0.1 million for the 2005 Financial Flexibility Program and $0.3 million for the 2004 Financial Flexibility Program related to the U.S. postretirement benefit plan resulting from employee termination actions. In accordance with SFAS No. 106, we were required to recognize immediately a pro-rata portion of the unrecognized prior service cost as a result of the employee terminations.

At December 31, 2006, all actions under the 2006 Financial Flexibility Program were substantially completed.

During the year ended December 31, 2005, we recorded a $30.8 million restructuring charge in connection with the 2005 Financial Flexibility Program and a $0.1 million net restructuring gain in connection with the 2004 Financial Flexibility Program. The components of these charges and gains included:

- Severance and termination costs of $23.3 million associated with approximately 425 employees related to the 2005 Financial Flexibility Program. Of these 425 employees, 400 employees have exited the Company and 25 employees exited the Company in future quarters;
- Severance and termination costs of $5.7 million associated with approximately 310 employees related to the 2004 Financial Flexibility Program. Of these 310 employees, 300 employees have exited the Company and 10 employees exited the Company in future quarters;
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $4.7 related to the 2005 Financial Flexibility Program;
- Curtailment charges of $3.1 million related to our pension plans and an immediate reduction to ongoing pension income of $3.4 million related to the U.S. Qualified Plan resulting from employee actions for the 2005 Financial Flexibility Program. In accordance with SFAS No. 87 and SFAS No. 88, we were required to recognize immediately a pro-rata portion of the unrecognized prior service cost as a result of the employee terminations, and the pension plan was required to be re-measured which reduced our periodic pension income; and
- Curtailment gains of $3.7 million and $5.8 million related to the U.S. postretirement benefit plan resulting from employee actions for the 2005 Financial Flexibility Program and 2004 Financial Flexibility Program, respectively. In accordance with SFAS No. 106, we were required to recognize immediately a pro-rata portion of the unrecognized prior service cost as a result of the employee terminations.

At December 31, 2005, all actions under the 2005 Financial Flexibility Program were substantially completed.

(Tabular dollar amounts in millions, except per share data)

The following table sets forth, in accordance with SFAS No. 146, the restructuring reserves and utilization related to our 2007 Financial Flexibility Program.

	Severance and Termination	Pension Plan/ Postretirement Curtailment Charges (Gains)	Lease Termination Obligations and Other Exit Costs	Total
Restructuring Charges				
Charge Taken during the Year Ended December 31, 2007	$ 22.1	$—	$ 1.0	$23.1
Payments during the Year Ended December 31, 2007	(16.3)	—	(0.9)	(17.2)
Balance Remaining as of December 31, 2007	$ 5.8	$—	$ 0.1	$ 5.9

The following table sets forth, in accordance with SFAS No. 146, the restructuring reserves and utilization related to our 2006 Financial Flexibility Program.

	Severance and Termination	Pension Plan/ Postretirement Curtailment Charges (Gains)	Lease Termination Obligations and Other Exit Costs	Total
Restructuring Charges				
Charge Taken during the Year Ended December 31, 2006	$13.0	$—	$10.4	$23.4
Payments during the Year Ended December 31, 2006	(7.7)	—	(5.1)	(12.8)
Balance Remaining as of December 31, 2006	$ 5.3	$—	$ 5.3	$10.6
Charge Taken during the Year Ended December 31, 2007	$ 0.6	$—	$ 0.9	$ 1.5
Payments during the Year Ended December 31, 2007	(5.7)	—	(6.2)	(11.9)
Balance Remaining as of December 31, 2007	$ 0.2	$—	$ —	$ 0.2

The following table sets forth, in accordance with SFAS No. 146, the restructuring reserves and utilization related to our 2005 Financial Flexibility Program.

	Severance and Termination	Pension Plan/ Postretirement Curtailment Charges (Gains)	Lease Termination Obligations and Other Exit Costs	Total
Restructuring Charges				
Charge Taken during the Year Ended December 31, 2005	$ 23.3	$ 2.8	$ 4.7	$30.8
Payments/Pension Plan and Postretirement Curtailment, Net during the Year Ended December 31, 2005	(16.4)	(2.8)	(3.7)	(22.9)
Balance Remaining as of December 31, 2005	$ 6.9	$—	$ 1.0	$ 7.9
Charge Taken during the Year Ended December 31, 2006	$ 2.1	$(0.1)	$ 0.4	$ 2.4
Payments/Pension Plan and Postretirement Curtailment, Net during the Year Ended December 31, 2006	(7.1)	0.1	(0.5)	(7.5)
Balance Remaining as of December 31, 2006	$ 1.9	$—	$ 0.9	$ 2.8
Charge Taken during the Year Ended December 31, 2007	$ —	$—	$ 0.5	$ 0.5
Payments during the Year Ended December 31, 2007	(1.9)	—	(1.4)	(3.3)
Balance Remaining as of December 31, 2007	$ —	$—	$—	$—

(Tabular dollar amounts in millions, except per share data)

Additionally, on January 28, 2008 we announced our 2008 Financial Flexibility Program. See Note 18 to our consolidated financial statements included in this Annual Report on Form 10-K.

Note 4. Acquisitions

Tokyo Shoko Research/D&B Japan Joint Venture

During the fourth quarter of 2007, we entered into an agreement with our existing Japanese partner Tokyo Shoko Research ("TSR") to establish a joint venture ("Tokyo Shoko Research/D&B Japan Joint Venture") to do business as Dun & Bradstreet TSR Ltd. TSR is a leading provider of business information database on Japanese businesses. Under the agreement, each shareholder contributed its existing large customer business into the joint venture and we have a 60% majority ownership interest. Additionally, we transferred our small customer business in Japan to TSR. The joint venture will begin business operations in fiscal 2008. The results of the joint venture operations will be included in our 2008 financial statements.

The transaction was accounted for under SFAS No. 141, EITF No. 01-2 "Interpretations of APB Opinion No. 29," or "EITF No. 01-2," APB No. 29 "Accounting for Nonmonetary Transactions," or "APB No. 29." The transaction was valued at $13.2 million, inclusive of transaction costs of $1.4 million. Pursuant to EITF No. 01-2 and APB No. 29, we were required to recognize a gain of $13.2 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount. The purchase price was allocated to tangible assets and liabilities on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible asset of $9.3 million and $12.4 million, respectively. The goodwill was assigned to our International reporting unit. The $12.4 million acquired intangible asset was assigned to customer relationships and amortized over its useful life of ten years. It was recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

We are in the process of finalizing the transaction costs and the valuation of the assets acquired and liabilities assumed. As a result, the allocation of the purchase price is subject to future adjustment.

AllBusiness.com, Inc.

During the fourth quarter of 2007, we acquired 100% ownership of AllBusiness.com, Inc. ("AllBusiness.com") with borrowings under our credit facility. AllBusiness.com is an online media and e-commerce company. We bought AllBusiness.com in an effort to expand our Internet business. The results of AllBusiness.com have been included in our consolidated financial statements since the date of acquisition.

The transaction was valued at $58.1 million, inclusive of cash acquired of $1.8 million and transaction costs of $2.0 million, recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $41.2 million and $10.0 million, respectively. The goodwill was assigned to our U.S. reporting unit. Of the $10.0 million of acquired intangible assets, $7.1 million was assigned to advertiser relationships, $1.3 million was assigned to technology, $0.9 million was assigned to trade name, $0.4 million was assigned to proprietary content, $0.2 million was assigned to contracts and $0.1 million was assigned to non-compete agreements. These intangible assets, with useful lives from two to ten years, are being amortized over a weighted-average useful life of 6.2 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the

(Tabular dollar amounts in millions, except per share data)

acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed in connection with the acquisition. As a result, the allocation of the purchase price is subject to future adjustment.

Purisma, Incorporated

During the fourth quarter of 2007, we acquired 100% ownership of Purisma, Incorporated ("Purisma") with borrowings under our credit facility. Purisma is a provider of commercial data integration ("CDI") software solutions. Purisma provides software capabilities that will enable us to further penetrate the fast-growing CDI marketplace. Purisma provides a strategic fit with us as its data hub and CDI software appliance are built to leverage our database, simplifying the integration of our data with customers' internal systems and further embedding our solutions behind the customer firewall. The results of Purisma have been included in our consolidated financial statements since the date of acquisition.

The transaction was valued at $49.6 million, inclusive of cash acquired of $0.1 million, transaction costs of $1.5 million and a working capital adjustment of $0.1 million, recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $34.4 million and $10.7 million, respectively. The goodwill was assigned to our U.S. reporting unit. Of the $10.7 million of acquired intangible assets, $9.1 million was assigned to technology, $0.5 million was assigned to customer relationships, $0.7 million was assigned to maintenance contracts and $0.4 million was assigned to backlog. These intangible assets, with useful lives from one to nine years, are being amortized over a weighted-average useful life of 7.2 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

We are in the process of finalizing the valuation of the assets acquired and liabilities assumed in connection with the acquisition. As a result, the allocation of the purchase price is subject to future adjustment.

Education Division of Automation Research, Inc. d/b/a MKTG Services

During the third quarter of 2007, we acquired substantially all of the assets and assumed certain liabilities related to the Education Division of Automation Research, Inc. d/b/a MKTG Services ("MKTG Services") for $3.5 million with cash on hand. The results of MKTG Services have been included in our consolidated financial statements since the date of acquisition. MKTG Services was a provider of educational sales and marketing services.

The transaction was valued at $3.6 million, inclusive of transaction costs of $0.1 million and a working capital adjustment of $0.5 million, recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $0.8 million and $2.3 million, respectively. The goodwill was assigned to our U.S. reporting unit. Of the $2.3 million of acquired intangible assets, $1.8 million was assigned to customer relationships, $0.3 million was assigned to technology and $0.2 million was assigned to database. These intangible assets, with useful lives from three to eight years, are being amortized over a weighted-average useful life of 7.3 years and are recorded as "Trademarks,

(Tabular dollar amounts in millions, except per share data)

Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed in connection with the acquisition. As a result, the allocation of the purchase price is subject to future adjustment.

n2 Check Limited

During the second quarter of 2007, we acquired substantially all of the assets of n2 Check, a credit and risk management company based in Kent, UK for an upfront payment of $4.3 million and a potential earn-out of up to $4.0 million based on certain financial performance metrics for the 12 month periods ending March 31, 2008 and 2009. The results of n2 Check have been included in our consolidated financial statements since the date of acquisition. n2 Check was a provider of credit and risk management data to small and mid-size businesses in the UK.

The transaction was valued at $4.7 million, inclusive of transaction costs of $0.3 million, recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $2.7 million and $3.3 million, respectively. The goodwill was assigned to our International reporting unit. Of the $3.3 million of acquired intangible assets, $1.6 million was assigned to customer relationships, $1.1 million was assigned to trade name and $0.6 million was assigned to technology. These intangible assets, with useful lives from five to fourteen years, are being amortized over a weighted-average useful life of 12.3 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed in connection with the acquisition. As a result, the allocation of the purchase price is subject to future adjustment.

First Research, Inc.

During the first quarter of 2007, we acquired 100% of the outstanding capital stock of First Research with borrowings under our credit facility, for an upfront payment of $22.5 million and a potential earn-out of up to an additional $4.0 million based on the achievement of certain 2007 and 2008 financial performance metrics. First Research is based in Raleigh, North Carolina. The results of First Research's operations have been included in our consolidated financial statements since the date of acquisition. First Research was a provider of editorial-based industry insight for its customers on over 220 industries via the Internet. As part of our Internet strategy, we are investing in Hoover's to increase the value we deliver to our customers and accelerate the growth of our Internet business. Through this acquisition, we believe that we will better meet the needs of our Hoover's customers and expand our reach to new customers.

The transaction was valued at $23.0 million, inclusive of cash acquired of $0.7 million, a working capital adjustment of $0.2 million and transaction costs of $0.3 million recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $17.2 million and $6.3 million, respectively. The goodwill was assigned to our U.S. reporting unit. Of the $6.3 million of acquired intangible

(Tabular dollar amounts in millions, except per share data)

assets, $5.2 million was assigned to subscriber relationships, $1.0 million was assigned to proprietary products and $0.1 million was assigned to trade name. These acquired intangible assets, with useful lives of eighteen months to eight years, are being amortized over a weighted average useful life of 5.5 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

We are in the process of finalizing the valuation of the acquired assets and liabilities assumed in connection with the acquisition. As a result, the allocation of the purchase price is subject to future adjustment.

Huaxia/D&B China Joint Venture

During the first quarter of 2007, we entered into an agreement with Huaxia International Credit Consulting Co. Limited ("HICC") and established a new joint venture or "Huaxia/D&B China Joint Venture" to do business as Huaxia/D&B China. HICC is a leading provider of business information and credit management services in China. Under the agreement, each shareholder contributed its existing business into the joint venture and we have a 51% majority ownership interest. The results of the joint venture operations have been included in our consolidated financial statements since the date of formation.

The transaction was accounted for under SFAS No. 141, EITF No. 01-2, and APB No. 29. The transaction was valued at $9.3 million, inclusive of transaction costs of $2.4 million. Pursuant to EITF No. 01-2 and APB No. 29, we were required to recognize a gain of $5.8 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount. The purchase price was allocated to tangible assets and liabilities on the basis of their respective fair values with the remaining purchase price recognized as goodwill and intangible assets of $7.3 million and $3.8 million, respectively. The goodwill was assigned to our International reporting unit. Of the $3.8 million of acquired intangible assets, $1.5 million was assigned to customer relationships, $0.6 million was assigned to trade name and $1.7 million was assigned to database. These acquired intangible assets, with useful lives of one to eight years, are being amortized over a weighted average useful life of 4.2 years and are recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. In connection with this transaction, we also entered into a guarantee agreement for $5 million with a related party who is a major shareholder of HICC and which serves as a guarantor. The guarantee provides that HICC and its related parties will perform their obligations in accordance with the terms of the joint venture. This guarantee is recorded as an intangible asset being amortized over an estimated useful life of ten years. The impact the transaction would have had on our results had the transaction occurred at the beginning of 2007 is not material, and, as such, pro forma financial results have not been presented.

We are currently in the process of finalizing the transaction costs and the valuation of the assets acquired and liabilities assumed. As a result, the allocation of the purchase price is subject to future adjustment.

Open Ratings, Inc.

During the first quarter of 2006, we acquired a 100% ownership interest in Open Ratings with cash on hand. Open Ratings is located in Waltham, Massachusetts. The results of Open Ratings' operations have been included in our consolidated financial statements since the date of acquisition. Open Ratings was a provider web-based supply risk management solutions to leading manufacturing companies. We believe that the addition of Open Ratings' solutions to our Supply Management Solutions product suite provides our customers with a more comprehensive supply management solution.

The transaction was valued at $8.4 million, inclusive of cash acquired of $0.4 million and $0.3 million of transaction costs recorded in accordance with SFAS No. 141. The acquisition was accounted for under the purchase

(Tabular dollar amounts in millions, except per share data)

method of accounting. As a result, the purchase price was allocated to acquired tangible assets and liabilities assumed on the basis of their respective fair values with the remaining purchase price recognized as intangible assets of $4.9 million. Of the $4.9 million in acquired intangible assets, $1.3 million was assigned to Open Ratings online reports, $1.1 million was assigned to backlog, $1.9 million was assigned to customer relationships and $0.6 million was assigned to technology. These intangible assets are subject to amortization with useful lives from two to seventeen years and are being amortized over a weighted average useful life of 7.8 years. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2006 is not material, and, as such, pro forma financial results have not been presented. The purchase price is inclusive of a net $1.6 million deferred tax adjustment during the year ended December 31, 2007.

Treatment of Goodwill

The acquisitions of n2 Check and MKTG Services were asset acquisitions and, as a result, the associated goodwill is deductible for tax purposes. The Purisma, AllBusiness.com, First Research and Open Ratings acquisitions were stock acquisitions, and as a result there is no goodwill deductible for tax purposes. Additionally, the goodwill associated with both the Huaxia/D&B China Joint Venture and Tokyo Shoko Research/D&B Japan Joint Venture is not deductible for tax purposes.

Note 5. Income Taxes

Income before provision for income taxes consisted of:

	For the Years Ended December 31,		
	2007	2006	2005
U.S.	$322.9	$316.8	$314.8
Non-U.S.	103.4	63.6	40.1
Income Before Provision for Income Taxes	$426.3	$380.4	$354.9

The provision (benefit) for income taxes consisted of:

	For the Years Ended December 31,		
	2007	2006	2005
Current Tax Provision (Benefit):			
U.S. federal	$ 64.5	$ 69.8	$105.0
State and local	18.5	13.7	12.4
Non-U.S.	26.9	13.8	(5.4)
Total current tax provision	109.9	97.3	112.0
Deferred Tax Provision (Benefit):			
U.S. federal	18.2	31.3	15.4
State and local	2.1	6.2	2.8
Non-U.S.	5.6	7.3	2.9
Total deferred tax provision	25.9	44.8	21.1
Provision for Income Taxes	$135.8	$142.1	$133.1

(Tabular dollar amounts in millions, except per share data)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes.

	For the Years Ended December 31,		
	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
State and local taxes, net of U.S. federal tax benefit	3.1	3.4	4.0
Non-U.S. taxes	1.2	(1.6)	(5.4)
Valuation allowance	(0.2)	0.5	0.2
Interest	0.8	0.3	1.6
Tax credits and Deductions	(0.7)	(0.3)	(0.1)
Repatriation of foreign cash, including state taxes	—	—	2.6
Release of tax contingencies related to uncertain tax positions	(7.2)	—	—
Other	(0.1)	0.1	(0.4)
Effective Tax Rate	31.9%	37.4%	37.5%

Income taxes paid were approximately $74.4 million, $57.6 million and $115.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Income taxes refunded were approximately $22.0 million, $7.1 million, and $13.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2007	2006
Deferred Tax Assets:		
Operating Losses	$ 59.6	$ 51.5
Fixed Assets	4.7	2.5
Intangibles	—	0.9
Restructuring Costs	4.5	3.6
Bad Debts	5.8	5.6
Accrued Expenses	17.7	4.8
Investments	16.1	15.6
Minimum Pension Liability	128.2	172.6
Total Deferred Tax Assets	236.6	257.1
Valuation Allowance	(48.9)	(52.7)
Net Deferred Tax Assets	187.7	204.4
Deferred Tax Liabilities:		
Postretirement Benefits	(96.4)	(89.8)
Intangibles	(33.1)	—
Other	(6.7)	(2.4)
Total Deferred Tax Liabilities	(136.2)	(92.2)
Net Deferred Tax Assets	$ 51.5	$112.2

(Tabular dollar amounts in millions, except per share data)

We have not provided for U.S. deferred income taxes or foreign withholding taxes on $244.5 million of undistributed earnings of our non-U.S. subsidiaries as of December 31, 2007, since we intend to reinvest these earnings indefinitely. Additionally, we have not determined the tax liability if such earnings were remitted to the U.S., as the determination of such liability is not practicable. See Note 1 to these consolidated financial statements included in this Annual Report on Form 10-K for our significant accounting policy related to income taxes.

We have federal, state and local, and foreign tax loss carry forwards, the tax effect of which was $59.6 million as of December 31, 2007. Approximately $37.0 million of these tax benefits have an indefinite carry forward period. The remainder of $22.6 million expires at various times between 2009 and 2026.

We have established a valuation allowance against US and non-U.S. net operating losses in the amount of $31.2 million, $35.8 million and $42.6 million for the years ended December 31, 2007, 2006, and 2005, respectively, that in the opinion of our management, are more likely than not to expire before we can utilize them.

During the fourth quarter of fiscal year 2005, we repatriated approximately $150.0 million in extraordinary dividends, as defined in the American Jobs Creation Act, and accordingly have recorded a tax liability of $9.3 million as of December 31, 2005.

Adoption of FIN 48

In July 2006, the FASB issued FIN 48. The interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures.

We adopted the provisions of FIN 48 on January 1, 2007. As a result, we recognized an increase of approximately $34.1 million, net of tax benefits, in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 retained earnings balance. The total amount of unrecognized tax benefits as of January 1, 2007 was $136.5 million. The amount of unrecognized tax benefits that, if recognized, would have impacted the effective tax rate was $127.6 million, net of tax benefits.

The total amount of gross unrecognized tax benefits as of December 31, 2007 is $131.8 million. The following is a reconciliation of the gross unrecognized tax benefits.

Gross Unrecognized Tax Benefits as of January 1, 2007	$136.5
Additions for Prior Years' Tax Positions	47.3
Additions for Current Years' Tax Positions	15.4
Settlements with Taxing Authorities	(11.1)
Reduction Due to Expired Statutue of Limitations	(56.3)
Gross Unrecognized Tax Benefits as of December 31, 2007	$131.8

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $102.4 million, net of tax benefits. We do not believe it is reasonably possible that the unrecognized tax benefits will significantly change within the next twelve months.

(Tabular dollar amounts in millions, except per share data)

We or one of our subsidiaries files income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal, state and local jurisdictions, we are no longer subject to examinations by tax authorities for the years prior to 2003. In foreign jurisdictions, we are no longer subject to examinations by tax authorities for years prior to 2001. We have been informed by the Internal Revenue Service ("IRS") of their intentions to commence an audit of the 2003, 2004 and 2005 tax periods.

We recognize accrued interest expense related to unrecognized tax benefits in income tax expense. The total amount of accrued interest as of January 1, 2007 was $12.2 million, net of tax benefits. As a result of the decreases in total unrecognized tax benefits primarily relating to the reduction of expired statute of limitations during the year, the total amount of accrued interest was $7.5 million, net of tax benefits at December 31, 2007. The total amount of interest expense recognized for the year ended December 31, 2007 was $3.6 million, net of tax benefits.

Note 6. Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

	December 31,	
	2007	2006
Debt Maturing Within One Year:		
Other	$ —	$ 0.1
Total Debt Maturing Within One Year	$ —	$ 0.1
Debt Maturing After One Year:		
Long-Term Fixed-Rate Notes (Net of a $0.5 million and $0.6 million discount as of December 31, 2007 and 2006, respectively)	$299.5	$299.4
Credit Facilities	425.3	159.5
Total Debt Maturing After One Year	$724.8	$458.9

Fixed-Rate Notes

In March 2006, we issued senior notes with a face value of $300 million that mature on March 15, 2011 (the "2011 notes"), bearing interest at a fixed annual rate of 5.50%, payable semi-annually. The proceeds were used to repay our then existing $300 million senior notes, bearing interest at a fixed annual rate of 6.625% that matured on March 15, 2006. The 2011 notes of $299.5 million and $299.4 million, net of $0.5 million and $0.6 million remaining discount, are recorded as "Long-Term Debt" in our consolidated balance sheets at December 31, 2007 and December 31, 2006, respectively.

The 2011 notes were issued at a discount of $0.8 million and, in connection with the issuance, we incurred underwriting and other fees in the amount of approximately $2.2 million. These costs are being amortized over the life of the 2011 notes. The 2011 notes contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. The 2011 notes do not contain any financial covenants.

On September 30, 2005 and February 10, 2006, we entered into interest rate derivative transactions with aggregate notional amounts of $200 million and $100 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the above referenced debt issuance. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in "Accumulated Other Comprehensive Income." In connection with the issuance of the 2011 notes, these interest rate derivative

(Tabular dollar amounts in millions, except per share data)

transactions were terminated, resulting in proceeds of approximately $5.0 million at the date of termination. The proceeds are recorded in "Accumulated Other Comprehensive Income," and are being amortized over the life of the 2011 notes. See Note 18 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information regarding interest rate transactions entered into subsequent to December 31, 2007.

Credit Facilities

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007, and then entered into a new $500 million, five-year bank revolving credit facility, which expires in April 2012. Borrowings under the $500 million credit facility are available at prevailing short-term interest rates. The facility requires, and the terminated facility required, the maintenance of interest coverage and total debt to earnings before income taxes, depreciation and amortization ("EBITDA") ratios (each defined in each credit agreement, respectively). We were in compliance with these covenants at December 31, 2007 and December 31, 2006.

On April 19, 2007, we borrowed $182.7 million under our $500 million credit facility to pay down the amounts outstanding under our then existing $300 million credit facility immediately prior to termination. The $500 million credit facility will provide us the ability to access the short-term borrowings market from time-to-time to fund working capital needs, acquisitions and share repurchases.

At December 31, 2007, we had $425.3 million of borrowings outstanding under the $500 million credit facility with a weighted average interest rate of 5.0%. At December 31, 2006, we had $159.5 million of borrowings outstanding under the $300 million credit facility with a weighted average interest rate of 5.84%. We borrowed under these facilities from time-to-time during the year ended December 31, 2007 to fund our share repurchases, working capital needs and our acquisitions. See Note 4 to our audited consolidated financial statements included in this Annual Report on Form 10-K for further information regarding this acquisition. The $500 million credit facility also supports our commercial paper borrowings of up to $300 million (limited by borrowed amounts outstanding under the facility). We had not borrowed under our commercial paper program as of December 31, 2007 or December 31, 2006.

Other

At December 31, 2007, we had no capital lease obligations outstanding. At December 31, 2006, we had $0.1 million of capital lease obligations maturing within one year.

At December 31, 2007 and 2006, certain of our International operations had non-committed lines of credit of $7.7 million and $7.2 million, respectively. There were no borrowings outstanding under these lines of credit at December 31, 2007 and 2006. These arrangements have no material commitment fees and no compensating balance requirements.

We were contingently liable under open standby letters of credit issued by our bank in favor of third parties totaling $5.6 million at both December 31, 2007 and 2006.

Interest paid on all debt totaled $27.9 million, $20.8 million and $19.0 million during the years ended December 31, 2007, 2006 and 2005, respectively.

(Tabular dollar amounts in millions, except per share data)

Note 7. Financial Instruments with Off-Balance Sheet Risks

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use short-term foreign exchange forward contracts to hedge short-term foreign currency-denominated loans, investments and certain third-party and intercompany transactions and, from time-to-time, we have used foreign exchange option contracts to reduce our International earnings exposure to adverse changes in foreign currency exchange rates. In addition, from time-to-time, we use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding fixed-rate notes and in anticipation of future debt issuance, as discussed under "Interest Rate Risk Management" below.

We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.

By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2007 and 2006, in our opinion, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures.

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2007 and 2006, because we sell to a large number of customers in different geographical locations.

Interest Rate Risk Management

Our objective in managing exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower overall borrowing costs. To achieve these objectives, we maintain a policy that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps.

On September 30, 2005 and February 10, 2006, we entered into interest rate derivative transactions with aggregate notional amounts of $200 million and $100 million, respectively. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the below referenced debt issuance. These transactions were accounted for as cash flow hedges, and as such, changes in fair value of the hedges that took place through the date of debt issuance were recorded in "Accumulated Other Comprehensive Income." In connection with the issuance of the 2011 notes, these interest rate derivative transactions were terminated, resulting in proceeds of approximately $5.0 million at the date of termination. The proceeds are recorded in "Accumulated Other Comprehensive Income" and will be amortized over the life of the 2011 notes.

In connection with the $300 million, five-year, fixed-rate notes which matured in March 2006, we entered into fixed to floating (LIBOR rate indexed) interest rate swap agreements in the third quarter of 2001 with a notional principal amount totaling $100 million, and designated these swaps as fair-value hedges against the long-term, fixed-rate notes. The arrangement was considered a highly effective hedge, and therefore the accounting for these hedges has no impact on earnings. The changes in the fair value of the hedge and the designated portion of the notes were reflected in our consolidated balance sheets. In March 2006, we issued the 2011 notes, bearing interest at a fixed annual rate of 5.50%, payable semi-annually. The proceeds were used to repay our existing $300 million notes, bearing interest at a fixed annual rate of 6.625%, which matured on March 15, 2006. The swap agreements also expired in March 2006 contemporaneous with the note repayment.

(Tabular dollar amounts in millions, except per share data)

In January 2008, we entered into a series of rate locks with a notional value of $400 million to hedge treasury rate volatility in anticipation of a future debt issuance.

At December 31, 2006, we had a $300 million bank revolving credit facility available at prevailing short-term interest rates, which we terminated on April 19, 2007, and then entered into a new $500 million, five-year bank revolving credit facility, which expires in April 2012. Borrowings under the $500 million credit facility are available at prevailing short-term interest rates. At December 31, 2007 and December 31, 2006, we had $425.3 million and $159.5 million of floating-rate debt outstanding under the $500 million facility and $300 million facility, respectively.

A 0.1 basis point increase/decrease in the weighted average interest rate on our outstanding debt during the year ended December 31, 2007, would result in an incremental increase/decrease in annual interest expense of approximately $2.8 million.

On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million. See Note 18 to our consolidated financial statements in this Annual Report on Form 10-K.

Foreign Exchange Risk Management

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our International operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our International earnings and investments. We use short-term, foreign exchange forward and option contracts to implement our hedging strategies. Typically, these contracts have maturities of twelve months or less. These contracts are executed with creditworthy institutions and are denominated primarily in the British pound sterling, the Euro and Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions hedge are recorded in "Other Income (Expense)—Net" in our consolidated financial statements and are essentially offset by the gains and losses on the underlying foreign currency transactions. In addition, the gains and losses on the forward contracts associated with net investment hedges, if any, are recorded as cumulative translation adjustment, a component of "Accumulated Other Comprehensive Income" in our consolidated financial statements.

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term forward foreign exchange contracts. In addition, from time-to-time, we use foreign exchange option contracts to hedge certain foreign earnings and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding forward exchange and option contracts are mark-to-market at the end of each quarter and are reflected within our consolidated financial statements.

At December 31, 2007 and December 31, 2006, there were $54.1 million and $25.4 million in option contracts outstanding. At December 31, 2007 and 2006, we had a notional amount of approximately $185.4 million and $184.5 million, respectively, of foreign exchange forward contracts outstanding that offset foreign currency denominated intercompany loans. Gains and losses associated with these contracts were $0.4 million and $0.4 million, respectively, at December 31, 2007, $0.4 million and $0.9 million, respectively, at December 31, 2006, and $0.2 million and $0.5 million, respectively, at December 31, 2005.

Fair Value of Financial Instruments

At December 31, 2007 and 2006, our financial instruments included cash and cash equivalents (including commercial paper investments), accounts receivable, other receivables, accounts payable, short-term and long-term borrowings and foreign exchange forward contracts.

(Tabular dollar amounts in millions, except per share data)

At December 31, 2007 and 2006, the fair values of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair-value disclosures, determined based on third-party quotes from financial institutions, are as follows:

	December 31,			
	2007		2006	
	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability
Short-term debt	$ —	$ —	$ —	$ —
Long-term debt	$299.5	$307.1	$299.4	$300.0
Risk management contracts:				
Foreign exchange forwards (short-term) - Net	$ —	$ —	$ 0.5	$ 0.5

Note 8. Capital Stock

The total number of shares of all classes of stock that we have authority to issue under our Certificate of Incorporation is 220,000,000 shares, of which 200,000,000 shares, par value $0.01 per share, represent Common Stock (the "Common Stock"); 10,000,000 shares, par value $0.01 per share, represent Preferred Stock (the "Preferred Stock"); and 10,000,000 shares, par value $0.01 per share, represent Series Common Stock (the "Series Common Stock"). The Preferred Stock and the Series Common Stock can be issued with varying terms, as determined by our Board of Directors. Our Board of Directors has designated 500,000 shares of the Preferred Stock as Series A Junior Participating Preferred Stock, par value $0.01 per share.

In August 2000, in connection with our separation from Moody's (see Note 13 to these consolidated financial statements included in this Annual Report on Form 10-K), we entered into a Rights Agreement with Computershare Limited, formerly known as EquiServe Trust Company, N.A., designed to:

- minimize the prospects of changes in control that could jeopardize the tax-free nature of the separation by assuring meaningful Board of Directors' involvement in any such proposed transaction; and
- enable us to develop our businesses and foster our long-term growth without disruptions caused by the threat of a change in control not deemed by our Board of Directors to be in the best interests of shareholders.

Under the Rights Agreement, each share of our Common Stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $125 per one one-thousandth of a share, subject to adjustment. The rights will generally not be exercisable until a person or group (an "Acquiring Person") acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group having beneficial ownership of 15% or more of the outstanding Common Stock.

In the event that any person or group becomes an Acquiring Person, each right will thereafter entitle its holder (other than the Acquiring Person) to receive, upon exercise of a right and payment of the adjusted purchase price, that number of shares of our Common Stock having a market value of two times the purchase price.

In the event that, after a person or group has become an Acquiring Person, we are acquired by another person in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold, each right will entitle its holder (other than the Acquiring Person) to receive, upon exercise, that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) having a market value of two times the purchase price.

We may redeem the rights, which expire on August 15, 2010, for $0.01 per right, under certain circumstances.

Note 9. Reconciliation of Weighted Average Shares

	For the Years December 31,		
	2007	2006	2005
	(Share data in millions)		
Weighted average number of shares outstanding—basic	58.3	63.2	66.8
Dilutive effect of our stock incentive plans	1.5	1.9	2.6
Weighted average number of shares outstanding—diluted	59.8	65.1	69.4

Stock-based awards to acquire 0.4 million, 0.8 million, and 0.1 million shares of common stock were outstanding at December 31, 2007, 2006 and 2005, respectively, but were not included in the computation of diluted earnings per share because the assumed proceeds, as calculated under the treasury stock method, resulted in these awards being anti-dilutive. Our options generally expire ten years after the grant date.

Our share repurchases were as follows:

	For the Years Ended December 31,					
	2007		2006		2005	
Program	Shares	$Amount	Shares	$Amount	Shares	$Amount
	(Share data in millions)					
Share Repurchase Programs	3.3(a)(b)	$298.2	5.1(b)(c)	$375.0	3.2(c)	$200.0
Repurchases to mitigate the dilutive effect of the shares issued under our stock incentive plans and Employee Stock Purchase Plan	1.2(d)	110.3	3.8(d)(e)	287.7	1.5(e)	95.6
Total Repurchases	4.5	$408.5	8.9	$662.7	4.7	$295.6

(a) In May 2007, our Board of Directors approved a new $200 million, one-year share repurchase program, which began in July 2007. During the year ended December 31, 2007, we repurchased 1.9 million shares of common stock for $173.2 million under this repurchase program. This program was completed in February 2008.

(b) In August 2006, our Board of Directors approved a $200 million, one-year share repurchase program which began in October 2006. During the year ended December 31, 2007, we repurchased 1.4 million shares of common stock for $125.0 million under this repurchase program. During the year ended December 31, 2006, we repurchased 0.9 million shares of common stock for $75.0 million under this repurchase program. This program was completed in July 2007.

(c) In January 2006, our Board of Directors approved an additional $100 million to our then existing $400 million, two-year share repurchase program announced in February 2005. We repurchased 4.2 million

(Tabular dollar amounts in millions, except per share data)

shares of common stock for $300.0 million under this repurchase program during the year ended December 31, 2006. This program was completed in September 2006.

(d) In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and the ESPP. During the year ended December 31, 2007, we repurchased 1.2 million shares of common stock for $110.3 million under this share repurchase program. During the year ended December 31, 2006, we repurchased 1.1 million shares of common stock for $87.9 million under this share repurchase program.

(e) In July 2003, our Board of Directors approved a three-year, six million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. This program was completed in August 2006.

In December 2007, our Board of Directors approved a new $400 million, two-year share repurchase program. The new $400 million program began in February 2008, upon the completion of the existing $200 million program which had $26.8 million remaining as of December 31, 2007. We anticipate that the new $400 million program will be completed within in twenty-four months of its commencement.

Note 10. Pension and Postretirement Benefits

We previously offered substantially all of our U.S.-based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account (the "U.S. Qualified Plan"). This defined benefit plan covers active and retired employees including retired individuals from spin-off companies (see Note 13 to these consolidated financial statements included in this Annual Report on Form 10-K for further discussion of spin-off companies). The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranges from 3% to 12.5%, based on age and service. Amounts allocated under the plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and funded in accordance with the Internal Revenue Code. We also maintain supplemental and excess plans in the United States (the "U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 69% and 14% of our pension obligation, respectively, at December 31, 2007. Our employees in certain of our International operations are also provided retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

In addition to providing pension benefits, we provide various health care and life insurance benefits for retired employees. U.S.-based employees, who retire with 10 years of vesting service after age 45, are eligible to receive benefits. Postretirement benefit costs and obligations are also determined actuarially.

Certain of our non-U.S.-based employees receive postretirement benefits through government-sponsored or administered programs.

In addition, on May 1, 2006, we added a new supplemental pension plan in the U.S. for certain key employees.

Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan (the "PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. All non-vested participants under the two plans who were actively employed as of June 30, 2007, were immediately vested on July 1, 2007. As a result, we recognized a curtailment charge of $3.2 million during the second quarter of 2007.

(Tabular dollar amounts in millions, except per share data)

We use an annual measurement date of December 31 for our U.S. and Canada plans and November 30 for other non-U.S. plans.

On December 31, 2006, we adopted SFAS No. 158 which requires the recognition of the underfunded or overfunded status of defined benefit postretirement plans (other than multi-employer plans) as an asset or a liability in the statement of financial position. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of "Accumulated Other Comprehensive Income" in shareholders' equity. Additional minimum pension liabilities and related intangible assets are derecognized upon adoption of the new standard. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the employer's fiscal year-end statement of financial position, with limited exceptions. The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in our consolidated balance sheet as of December 31, 2006.

	Before Application of SFAS No. 158	SFAS No. 158 Adjustment	After Application of SFAS No. 158
Prepaid Pension Costs	$ 482.2	$(283.2)	$ 199.0
Non-Current Deferred Income Tax	$ (1.7)	$ 107.3	$ 105.6
Other Non-Current Assets	$ 45.2	$ (10.2)	$ 35.0
Accrued Payroll	$ 108.6	$ 18.4	$ 127.0
Pension and Postretirement Benefits	$ 436.5	$ (21.8)	$ 414.7
Accumulated Other Comprehensive Income	$(270.3)	$(182.7)	$(453.0)

(Tabular dollar amounts in millions, except per share data)

Benefit Obligation and Plan Assets

The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also reconciles the funded status of these obligations to the amounts reflected in our financial statements, and identifies the line items in our consolidated balance sheets where the related assets and liabilities are recorded.

	Pension Plans		Postretirement Benefits	
	2007	2006	2007	2006
Change in Benefit Obligations:				
Benefit obligation at January 1	$(1,676.7)	$(1,638.2)	$(91.3)	$(96.8)
Service cost	(11.6)	(19.0)	(0.7)	(0.7)
Interest cost	(91.3)	(87.7)	(4.8)	(5.1)
Benefits paid	96.0	97.9	23.7	21.3
Direct subsidies received	—	—	(2.6)	(2.5)
Plan amendment	(0.4)	(4.5)	—	—
Impact of curtailment gain	40.8	—	—	0.1
Settlement	2.8	—	—	—
Plan participant contributions	(0.8)	(0.7)	(7.7)	(6.9)
Actuarial gain (loss)	32.4	(61.7)	(0.7)	(3.1)
Assumption change	39.2	65.0	(0.2)	2.4
Effect of changes in foreign currency exchange rates	(21.8)	(27.8)	—	—
Benefit obligation at December 31	$(1,591.4)	$(1,676.7)	$(84.3)	$(91.3)
Change in Plan Assets:				
Fair value of plan assets at January 1	$ 1,534.7	$ 1,404.9	$ —	$ —
Actual return on plan assets	105.7	175.5	—	—
Employer contributions	30.9	33.7	13.4	11.9
Direct subsidies received	—	—	2.6	2.5
Plan participant contributions	0.8	0.7	7.7	6.9
Benefits paid	(96.0)	(97.9)	(23.7)	(21.3)
Settlement	(3.1)	—	—	—
Effect of changes in foreign currency exchange rates	16.0	17.8	—	—
Fair value of plan assets at December 31	$ 1,589.0	$ 1,534.7	$ —	$ —

	At December 31,			
	2007	2006	2007	2006
Reconciliation of Funded Status to Total Amount Recognized:				
Funded status of plan	$ (2.4)	$ (142.0)	$(84.3)	$(91.3)
Amounts Recognized in the Consolidated Balance Sheets:				
Prepaid pension costs	$ 275.2	$ 199.0	$ —	$ —
Accrued pension and postretirement benefits	(263.1)	(323.4)	(73.3)	(78.5)
Accrued Payroll	(14.5)	(17.6)	(11.0)	(12.8)
Net amount recognized	$ (2.4)	$ (142.0)	$(84.3)	$(91.3)
Accumulated Benefit Obligation	$ 1,560.8	$ 1,601.9	N/A	N/A
Amount Recognized in Accumulated Other Comprehensive Income consists of:				
Actuarial (gain) loss	$ 378.8	$ 503.8	$(23.6)	$(26.1)
Prior service cost (credit)	8.8	14.9	(8.7)	(16.2)
Total amount recognized—Pretax	$ 387.6	$ 518.7	$(32.3)	$(42.3)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income				
Amortization of actuarial gain (loss), before taxes of $8.1 and $(0.6)	$ (23.5)	N/A	$ 1.5	N/A
Amortization of prior service credit (cost), before taxes of $0.5 and $(2.6)	$ (1.4)	N/A	$ 7.5	N/A
Actuarial (gain) loss arising during the year, before taxes of $35.0 and $(0.3)	$ (101.5)	N/A	$ 1.0	N/A
Prior service cost arising during the year, before taxes of $1.6	$ (4.7)	N/A	$ —	N/A

(Tabular dollar amounts in millions, except per share data)

Grantor Trusts are used to fund the U.S. Non-Qualified Plans. At December 31, 2007 and 2006, the balances in these trusts were $8.0 million and $9.2 million, respectively, included as components of "Other Non-Current Assets" in the consolidated balance sheets.

As of December 31, 2007 and 2006, our pension plans have an aggregate of $378.8 million and $503.8 million, respectively, of actuarial losses that have not yet been included in net periodic benefit cost. These losses represent the cumulative effect since the inception of SFAS No. 87 of demographic and investment experience, as well as assumption changes that have been made in measuring the plans' liabilities. The deferred asset gain or loss is not yet reflected in the market-related value of plan assets and is excluded in determining the loss amortization. At December 31, 2007 and 2006, our pension plans had approximately $29.4 million and $67.4 million of deferred asset gain, respectively, which is excluded from determining the loss amortization. The remaining loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the inactive participants if all or almost all of the plan participants are inactive. Currently, the amortization periods range from 10 to 14 years for the U.S. plans and 9 to 37 years for the non-U.S. plans. For certain of our non-U.S. plans, almost all of the plan participants are inactive. In addition, the postretirement benefit plan had a $23.6 million and a $26.1 million actuarial gain as of December 31, 2007 and 2006, respectively. It will be amortized into expense in the same manner as described above. The amortization period approximates 10 years.

Underfunded or Unfunded Accumulated Benefit Obligations

At December 31, 2007 and 2006, our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation were as follows:

	2007	2006
Accumulated benefit obligation	$440.3	$464.2
Fair value of plan assets	191.0	162.4
Unfunded Accumulated Benefit Obligation	$249.3	$301.8
Projected Benefit Obligation	$468.0	$502.3

The underfunded or unfunded accumulated benefit obligations at December 31, 2007 consisted of $205.9 million and $43.4 million related to our U.S. Non-Qualified Plans and non-U.S. defined benefit plans, respectively. The underfunded or unfunded accumulated benefit obligations at December 31, 2006 consisted of $212.9 million and $88.9 million related to our U.S. Non-Qualified Plans and non-U.S. defined benefit plans, respectively.

(Tabular dollar amounts in millions, except per share data)

Net Periodic Pension Costs

The following table sets forth the components of the net periodic cost associated with our pension plans and our postretirement benefit obligations.

	Pension Plans			Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Components of Net Periodic Cost:						
Service cost	$ 11.6	$ 19.0	$ 16.7	$ 0.7	$ 0.7	$ 1.1
Interest cost	91.3	87.7	87.8	4.8	5.1	4.8
Expected return on plan assets	(117.1)	(113.5)	(119.2)	—	—	—
Amortization of prior service cost (credit)	1.4	2.3	2.8	(7.5)	(7.5)	(10.6)
Recognized actuarial (gain) loss	23.5	31.5	25.2	(1.5)	(1.8)	(1.0)
Net Periodic (Income) Cost	$ 10.7	$ 27.0	$ 13.3	$(3.5)	$(3.5)	$(5.7)
Estimated 2008 amortization from Accumulated Other Comprehensive:						
Actuarial loss (gain)	$ 17.4	N/A	N/A	$(1.5)	N/A	N/A
Prior service cost	0.9	N/A	N/A	(7.5)	N/A	N/A
Total	$ 18.3	N/A	N/A	$(9.0)	N/A	N/A

In addition, we incurred a curtailment charge of $3.2 million and $3.1 million for our pension plans for the years ended December 31, 2007 and 2006, respectively, as well as a settlement charge of $1.0 million in the year ended December 31, 2007, related to our Canadian plan. This charge was associated with the 2005 Financial Flexibility Program. Also, we recognized a curtailment gain of $0.4 million and $9.5 million for our postretirement benefit plan for the years ended December 31, 2006 and 2005, respectively.

We apply our long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost, as provided under SFAS No. 87. Since the market-related value of assets recognizes gains or losses over a five-year-period, the future value of assets will be impacted as previously deferred gains or losses are amortized. At December 31, 2007 and 2006, the market-related value of assets of our pension plans was $1,559.6 million and $1,467.3 million, respectively, compared with the fair value of the plan assets of $1,589.0 million and $1,534.7 million, respectively.

The following table sets forth the assumptions we used to determine our pension plan and postretirement benefit plan obligations for December 31, 2007 and 2006.

	Pension Plans		Postretirement Benefits	
	2007	2006	2007	2006
Weighted average discount rate	6.23%	5.63%	6.11%	5.64%
Weighted average rate of compensation increase	4.00%	3.68%	N/A	N/A
Cash balance accumulation/conversion rate	4.75%	4.75%	N/A	N/A

(Tabular dollar amounts in millions, except per share data)

The following table sets forth the assumptions we used to determine net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005.

	Pension Plans			Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Weighted average discount rate	5.50%	5.38%	5.63%	5.64%	5.30%	5.08%
Weighted average expected long-term return on plan assets	7.76%	7.95%	8.41%	N/A	N/A	N/A
Weighted average rate of compensation increase	4.07%	3.65%	3.66%	N/A	N/A	N/A
Cash balance accumulation/conversion rate	4.75%	4.75%	5.00%	N/A	N/A	N/A

The expected long-term rate of return assumption was 8.25%, 8.25% and 8.50% for the years ended December 31, 2007, 2006 and 2005, respectively, for the U.S. Qualified Plan, our principal pension plan. For the year ended December 31, 2008, we will continue to apply an 8.25% expected long-term rate of return assumption to the U.S. Qualified Plan. This assumption is based on the plan's 2008 target asset allocation of 65% equity securities, 29% debt securities and 6% real estate. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans.

	Asset Allocations		Target Asset Allocations	
	For the Years Ended December 31,			
	2007	2006	2007	2006
Equity securities	64%	65%	65%	65%
Debt securities	31%	29%	30%	30%
Real estate	5%	6%	5%	5%
Total	100%	100%	100%	100%

The U.S. Qualified Plan, our principal plan, employs a total return investment approach in which a mix of equity, debt and real estate investments are used to maximize the long-term return on plan assets at a prudent level of risk. The plan's target asset allocation is 65% equity securities (range of 60% to 70%), 29% debt securities (range of 24% to 34%) and 6% real estate (range of 3% to 9%). The plans actual allocation is controlled by periodic rebalancing back to target. Plan assets are invested using a combination of active and passive (indexed) investment strategies. Active strategies employ multiple investment management firms.

The plan's equity securities are diversified across U.S. and non-U.S. stocks. The active investment managers employ a range of investment styles and approaches that are combined in a way that compensates for capitalization and style biases versus benchmark indices. The plan's debt securities are diversified principally among securities

(Tabular dollar amounts in millions, except per share data)

issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations. Generally, up to 10% of the actively managed debt securities may be invested in securities rated below investment grade. The plan's real estate investments are made through a commingled equity real estate fund of U.S. properties diversified by property type and geographic location.

Investment risk is controlled through diversification among multiple asset classes, managers, styles and securities. Risk is further controlled at the investment manager level by requiring managers to follow formal written investment guidelines and by assigning them excess return and tracking error targets. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted. The plan's active investment managers are prohibited from investing plan assets in equity or debt securities issued or guaranteed by us. In addition, we are not part of any index fund in which the plan invests.

We use the discount rate to measure the present value of pension plan obligations and postretirement health care obligations at year-end as well as to calculate next year's pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above.

We expect to contribute $23.5 million to our U.S. Non-Qualified plans and non-U.S. pension plans and $11.0 million to our postretirement benefit plan for the year ended December 31, 2008. We do not expect to contribute to the U.S. Qualified Plan.

The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2017. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions.

		Postretirement Benefits		
	Pension Plans	Gross Expected Benefit Payment	Gross Expected Subsidy	Net Expected Benefit Payment
2008	$ 93.1	$13.9	$ 2.8	$11.1
2009	93.2	13.3	3.0	10.3
2010	96.5	12.8	3.3	9.5
2011	104.2	12.3	3.5	8.8
2012	96.7	11.7	3.6	8.1
2013-2017	517.6	51.6	19.0	32.6

For measurement purposes, an 11.0% and 13.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for pre-65 participants and post-65 participants, respectively, for the year ended December 31, 2008. The rates are assumed to decrease gradually to 5.0% in 2013 and 2015 for pre-65 group and post-65 group, respectively, and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects.

	1 % Point	
	Increase	Decrease
Benefit obligation at end of year	$—	$(0.1)
Service cost plus interest cost	$—	$—

(Tabular dollar amounts in millions, except per share data)

Profit Participation Plan

We have a profit participation plan covering substantially all U.S. employees that provides for an employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees age 50 or older are allowed to contribute additional pre-tax "catch-up" contributions. In 2006 and 2005, we contributed an amount equal to 50% of an employee's first 6% of contributions, up to a maximum of 3% of the employee's salary. We also made contributions to the plan if certain financial performance objectives are met, based on performance over a one-year period ("Supplemental Match"). The Supplemental Match provision was eliminated in 2006. In the second quarter of 2007, we amended our matching policy in the profit participation plan effective July 1, 2007, to increase our match formula from 50% to 100% of a team member's contributions and to increase the maximum match to seven percent (7%), from six percent (6%), of such team member's eligible compensation, subject to certain 401k Plan limitations.

We recognized expense associated with our employer contributions to the plan of $12.0 million, $7.0 million, and $7.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 11. Employee Stock Plans

On January 1, 2006, we adopted SFAS No. 123R using the Modified Prospective method. Prior to the adoption of SFAS No. 123R, we applied APB No. 25 and related interpretations in accounting for our programs. Accordingly, no compensation cost was recognized for grants under the stock option programs and ESPP prior to January 1, 2006.

Under the Modified Prospective method, compensation cost associated with the stock option programs recognized for the year ended December 31, 2007 and 2006 includes (a) compensation cost for stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for stock options granted subsequent to January 1, 2006, based on the grant-date fair value under SFAS No. 123R. SFAS No. 123R also requires us to estimate future forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur. As a result, we have adjusted for this cumulative effect and recognized a pre-tax reduction in stock-based compensation of $0.5 million related to our restricted stock and restricted stock unit programs during the first quarter of 2006. As required under the Modified Prospective method, results for prior periods have not been restated.

As a result of the adoption of SFAS No. 123R, our results for the year ended December 31, 2006 included incremental stock-based compensation expense of $13.1 million, net of a pre-tax reduction in stock-based compensation expense of $0.5 million related to the accumulated effect of forfeiture assumptions on our restricted stock and restricted stock unit programs. Therefore, as a result of our adoption of SFAS No. 123R, our income before provision for income taxes and our net income for the year ending December 31, 2006 were reduced by $13.1 million and $8.2 million, respectively. The impact of the adoption on basic and diluted earning per share in 2006 was $0.13 per share and $0.12 per share, respectively. This requirement also reduced net cash provided by operating activities and increased net cash used in financing activities by $39.6 million for the year ended December 31, 2006.

(Tabular dollar amounts in millions, except per share data)

For periods prior to the adoption of SFAS No. 123R, the following table summarizes the pro forma effect of stock-based compensation on net income and net income per share as if the fair value expense recognition provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," had been adopted.

	For the Year Ended December 31, 2005
Reported Net Income	$221.2
Add: Stock compensation cost under the intrinsic method, include in net income, net of tax benefits	7.3
Deduct: Total stock compensation cost under fair value method for all awards, net of tax benefits	(17.5)
Pro forma Net Income	$211.0
Basic EPS:	
As reported	$ 3.31
Pro forma	$ 3.16
Diluted EPS:	
As reported	$ 3.19
Pro forma	$ 3.04

The total stock-based compensation expense recognized for the years ending December 31, 2007, 2006 and 2005 was $25.9 million, $20.8 million and $11.9 million, respectively. The expected tax benefit associated with our stock-based compensation programs was $9.6 million, $7.0 million and $4.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Our practice has been to settle all awards issued under the stock incentive plans and ESPP through the issuance of treasury shares. In addition, we have in place share repurchase programs to mitigate the dilutive effect of the shares issued under these plans.

Stock Incentive Plans

The Dun & Bradstreet Corporation 2000 Stock Incentive Plan ("2000 SIP") and Non-Employee Directors' Stock Incentive Plan ("2000 DSIP") allow for the granting of stock-based awards, such as, but not limited to, stock options, restricted stock and restricted stock units, to certain employees and non-employee directors. The 2000 SIP is authorized to issue up to 9.7 million shares of our common stock. On May 2, 2007, our shareholders approved an amendment increasing the authorization under the 2000 DSIP from 0.3 million shares of common stock to 0.7 million shares of common stock. At December 31, 2007, 2006 and 2005, 1,889,085 shares, 2,557,155 shares and 3,036,082 shares of our common stock, respectively, were available for future grants under the 2000 SIP and 386,212 shares, 21,187 shares and 75,089 shares of our common stock, respectively, were available for future grants under the 2000 DSIP.

Stock Option Programs

Stock options granted under the 2000 SIP prior to February 9, 2004 generally vest in three equal installments, beginning on the third anniversary of the grant. Stock options granted under the 2000 SIP on or after February 9, 2004 generally vest in four equal installments beginning on the first anniversary of the grant. Stock options granted under the 2000 DSIP generally vest 100% on the first anniversary of the grant. All stock options generally expire 10 years from the date of the grant.

(Tabular dollar amounts in millions, except per share data)

For stock options granted prior to the adoption of SFAS No. 123R, compensation expense is recognized on a straight-line basis over the vesting period. For stock options granted after the adoption of SFAS No. 123R, the compensation expense is recognized on a straight-line basis over the shorter of the vesting period or the period from the grant date to the date when retirement eligibility is achieved. The total compensation expense associated with our stock option program was $11.9 million and $12.7 million for the years ended December 31, 2007 and 2006, respectively. The expected total tax benefit associated with our stock option programs was $4.4 million and $4.7 million for the years ended December 31, 2007 and 2006, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table:

	2007	2006	2005
Expected stock price volatility	22%	23%	30%
Expected dividends	1.1%	0.0%	0.0%
Expected terms (in years)	6.21	6.22	6.90
Weighted average risk-free interest rate	4.68%	4.61%	4.19%
Weighted average fair value of options granted	$25.53	$24.72	$25.14

Expected volatilities are derived from the historical volatility of our common stock. Beginning in 2006, the expected term was determined using the simplified method for estimating expected option life, as prescribed under SAB No. 107. Prior to 2006, the expected term was estimated using historical patterns and management's judgment. The risk-free interest rate for the corresponding expected term of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant.

Changes in stock options for the three years ended December 31, 2007 are summarized as follows:

Stock Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2004	8,300,473	$28.20		
Granted	632,908	$61.17		
Exercised	(2,764,625)	$21.79		
Forfeited or expired	(428,131)	$39.96		
Outstanding at December 31, 2005	5,740,625	$34.05		
Granted	474,170	$71.69		
Exercised	(1,743,546)	$28.08		
Forfeited or expired	(542,427)	$47.08		
Outstanding at December 31, 2006	3,928,822	$39.43		
Granted	416,119	$89.27		
Exercised	(994,949)	$29.78		
Forfeited or expired	(111,626)	$63.92		
Outstanding at December 31, 2007	3,238,366	$47.95	5.6	$132.2
Exercisable and unvested expected to vest at December 31, 2007	3,083,474	$46.70	5.5	$129.7
Exercisable at December 31, 2007	2,072,849	$37.05	4.5	$106.9

(Tabular dollar amounts in millions, except per share data)

Stock options outstanding at December 31, 2007 were originally granted during the years 1998 through 2007 and are exercisable over periods ending no later than 2017. At December 31, 2006 and 2005, stock options for 2,454,046 shares and 3,115,172 shares of our common stock, respectively, were exercisable.

The total intrinsic value of stock options exercised during the year ended December 31, 2007 was $63.4 million and includes D&B stock options exercised by both D&B and Moody's employees. See Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion on the separation of D&B and Moody's Corporation in September 2000.

The annual award of stock options to employees is generally granted in February of the following year, after the approval of the compensation program and Business Plan.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price Per Share
$14.04-$16.89	200,443	1.5	$15.22	200,443	$15.22
$23.72-$27.86	421,839	3.0	$23.83	421,839	$23.83
$31.36-$35.81	716,720	4.9	$35.81	502,298	$33.90
$36.16-$42.05	471,606	4.2	$36.90	440,500	$36.63
$48.07-$59.86	290,929	6.1	$53.47	215,516	$53.50
$60.54-$67.98	372,258	7.3	$61.40	188,953	$61.35
$70.74-$77.35	355,795	8.2	$71.67	101,957	$71.60
$88.04-$103.63	408,776	9.2	$89.29	1,343	$88.04
Total	3,238,366			2,072,849	

Total unrecognized compensation cost related to nonvested stock options at December 31, 2007 was $13.6 million. This cost is expected to be recognized over a weighted average period of 2.1 years. The total fair value of stock options vested during the year ended December 31, 2007 was $10.7 million.

Cash received from the exercise of D&B stock options for the year ended December 31, 2007 was $26.0 million. The expected tax benefit associated with the tax deduction from the exercise of stock options totaled $29.3 million for the year ended December 31, 2007. The expected tax benefit includes both D&B and Moody's stock options exercised by D&B employees.

The 2000 SIP and 2000 DSIP plans also provide for the granting of stand-alone stock appreciation rights ("SARs") and limited stock appreciation rights ("LSARs") in tandem with stock options to certain key employees and non-employee directors.

SARs generally vest in three equal installments, beginning on the third anniversary of the grant and generally expire 10 years from the date of grant. At December 31, 2007 and 2006, 5,384 SARs were outstanding. No SARs were exercised during the year ended December 31, 2007. For the year ended December 31, 2005, 10,918 SARs were outstanding. For each of the years ended December 31, 2006 and 2005, we recognized compensation expense related to SARs of $0.1 million within "Operating Costs." Compensation expense for

(Tabular dollar amounts in millions, except per share data)

SARs is measured as the amount by which the quoted market value of our common stock exceeds the grant price at each reporting date. The compensation expense is recognized proportionally over the vesting period. Subsequent to the year ended December 31, 2003, no SARs have been granted.

At December 31, 2007, 2006 and 2005, 877,174, 1,057,840 and 1,087,840 LSARs attached to stock options were outstanding, respectively. Outstanding LSARs are exercisable only if, and to the extent that, the related option is exercisable, and only upon the occurrence of specified contingent events. Subsequent to the year ended December 31, 2004, LSARs are no longer being granted by the company.

Restricted Stock and Restricted Stock Unit Programs

The adoption of SFAS No. 123R did not change our accounting for restricted stock and restricted stock units. The compensation expense associated with our restricted stock and restricted stock units has been included in net income. The fair value of restricted stock and restricted stock units is determined based on the average of high and low trading prices of our common stock on the date of grant.

Beginning in 2004, certain employees were provided an opportunity to receive an award of restricted stock or restricted stock units in the future. That award is contingent on performance against the same goals that drive payout under the annual cash incentive plan. The restricted stock or restricted stock units will be granted, if at all, after the one-year performance goals have been met and will then vest over a three-year period on a graded basis. Compensation expense associated with these grants is recognized on a graded-vesting basis over four years, including the performance period.

Prior to 2004, restricted stock and restricted stock unit grants to employees generally vested on a cliff basis over three years of service. Compensation expense associated with these awards is generally recognized on a straight-line basis over three years. In addition, from time-to-time, in order to attract and retain executive talent, the company issues special grants of restricted stock or restricted stock units. These grants generally vest over a three-year period on a graded basis. Compensation expense associated with these grants is recognized on a straight-line basis over the life of the award.

Our non-employee directors receive grants of restricted stock units as part of their annual equity retainer. These grants vest on a cliff basis three years from the date of grant. Compensation expense associated with these awards is generally recognized in the year the award is granted.

Total compensation expense associated with restricted stock, restricted stock units and restricted stock opportunity was $13.1 million, $7.1 million (net of $0.5 million related to the accumulated effect of forfeiture assumptions) and $11.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. The expected total tax benefit associated with restricted stock, restricted stock units and restricted stock opportunity was $5.2 million, $2.3 million and $4.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(Tabular dollar amounts in millions, except per share data)

A summary of the status of our nonvested restricted stock and restricted stock units as of December 31, 2007 is presented below:

Restricted Stock/Restricted Stock Units	Shares	Weighted Average Grant-Date Fair Value Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Nonvested shares at December 31, 2004	167,279	$35.36	1.1	$10.0
Granted	368,668	$60.60		
Vested	(90,295)	$48.26		
Forfeited	(42,888)	$53.44		
Nonvested shares at December 31, 2005	402,764	$53.64	1.6	$27.0
Granted	305,670	$71.31		
Vested	(137,355)	$45.58		
Forfeited	(114,320)	$65.60		
Nonvested shares at December 31, 2006	456,759	$64.90	1.7	$37.8
Granted	203,683	$91.94		
Vested	(129,047)	$63.26		
Forfeited	(56,823)	$76.51		
Nonvested shares at December 31, 2007	474,572	$75.57	1.3	$42.1

The annual restricted stock and restricted stock units awarded to employees are generally granted in February following the conclusion of the fiscal year for which the performance-based restricted stock opportunity goals were measured and attained.

Total unrecognized compensation cost related to nonvested restricted stock and restricted stock units at December 31, 2007 was $17.6 million. This cost is expected to be recognized over a weighted average period of 2.5 years.

The total fair value of restricted stock and restricted stock units vesting during the years ended December 31, 2007, 2006 and 2005 was $12.0 million, $9.8 million and $5.6 million, respectively. The expected tax benefit associated with the tax deduction from the vesting of restricted stock and restricted stock units totaled $4.5 million, $3.8 million and $2.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Employee Stock Purchase Plan

Under The Dun & Bradstreet Corporation 2000 ESPP we are authorized to sell up to 1.5 million shares of our common stock to our eligible employees of which 755,277 remain available for future purchases as of December 31, 2007.

Under the terms of the ESPP, our employees can purchase our common stock at a 15% discount from market value, subject to certain limitations as set forth in the ESPP. The purchase price of the stock on the date of purchase is 85% of the average high and low sale prices of our shares on the New York Stock Exchange on the last trading day of the month. Under the ESPP, we sold 68,012, 82,825 and 94,161 shares to employees for the years ended December 31, 2007, 2006 and 2005, respectively. The total compensation expense related to our ESPP was $0.9 million for each of the years ended December 31, 2007 and 2006. Cash received from employees participating in the ESPP for the year ended December 31, 2007 was $5.3 million.

(Tabular dollar amounts in millions, except per share data)

Note 12. Lease Commitments and Contractual Obligations

Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next 10 years, with the majority expiring within five years. We also lease certain computer and other equipment under operating leases that expire over the next three and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expenses under operating leases (cancelable and non-cancelable) were $34.7 million, $33.9 million and $26.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In July 2002, we outsourced certain technology functions to Computer Sciences Corporation ("CSC") under a 10-year agreement, which we may terminate for a fee at any time and under certain other conditions. Under the terms of the agreement, CSC is responsible for the data center operations, technology help desk and network management functions in the U.S. and UK and for certain application development and maintenance through July 31, 2012. The obligation under the contract is based on our historical and expected future level of usage and volume. If our future volume changes, payments under the contract could vary up or down based on specified formulas. Charges are subject to increases to partially offset inflation. We incurred costs of $80.4 million, $76.1 million and $65.4 million under this contract for the years ended December 31, 2007, 2006 and 2005, respectively.

In December 2003, we signed a three-year agreement with ICT Group, Inc. ("ICT"), effective January 2004, to outsource certain marketing call center activities, which contains two renewal options for up to a one year period. The agreement was amended effective September 2007 to be extended through 2011. Under the terms of the agreement, ICT will be responsible for performing certain marketing and credit-calling activities previously performed by D&B's own call centers in North America. The obligation under the contract is based upon transmitted call volumes, but shall not be less than $3 million per contract year. We incurred costs of $4.5 million, $4.1 million and $5.2 million under this contract for the years ended December 31, 2007, 2006 and 2005, respectively.

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery, customer service, and financial processes to IBM. We may terminate this agreement for a fee at any time. We incurred costs of $30.7 million, $25.5 million and $24.4 million under this contract for the years ended December 31, 2007, 2006 and 2005, respectively.

In July 2006, we signed four-year product and technology outsourcing agreements with Acxiom Corporation in order to significantly increase the speed, data processing capacity and matching capabilities we provide our U.S. sales and marketing customers. We incurred fulfillment costs of $6.6 million and $1.5 million for the years ended December 31, 2007 and 2006, respectively.

The following table quantifies our future contractual obligations as discussed above as of December 31, 2007.

Contractual Obligations	2008	2009	2010	2011	2012	Thereafter	Total
Operating Leases	$ 29.1	$ 22.9	$19.3	$17.3	$15.5	$34.9	$139.0
Obligations to Outsourcers	$114.8	$109.4	$93.7	$89.7	$45.9	$ 0.3	$453.8

The table above excludes pension obligations for which funding requirements are uncertain, excludes long-term contingent liabilities and excludes unrecognized tax benefits. Our obligations with respect to pension and postretirement medical benefit plans are described in Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K. Our long-term contingent liabilities with respect to tax and legal matters are

(Tabular dollar amounts in millions, except per share data)

discussed in Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to senior notes and credit facilities are discussed in Note 6 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to spin-off obligations are discussed in Note 15 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to unrecognized tax benefits are discussed in Note 5 to our consolidated financial statements included in this Annual Report on Form 10-K.

Note 13. Contingencies

We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to the probability of the outcome and/or amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly. It is possible that the ultimate resolution of our liabilities and contingencies could be at amounts that are different from our currently recorded reserves and that such differences could be material.

Based on our review of the latest information available, we believe our ultimate liability in connection with pending tax and legal proceedings, claims and litigation will not have a material effect on our results of operations, cash flows or financial position, with the possible exception of the matters described below.

In order to understand our exposure to the potential liabilities described below, it is important to understand the relationship between us and Moody's Corporation, our predecessors and other parties that, through various corporate reorganizations and contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, the Company then known as The Dun & Bradstreet Corporation ("D&B1") separated through a spin-off into three separate public companies: D&B1, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant") (the "1996 Distribution"). This was accomplished through a spin-off by D&B1 of its stock in ACNielsen and Cognizant. In June 1998, D&B1 separated through a spin-off into two separate public companies: D&B1, which changed its name to R.H. Donnelley Corporation ("Donnelley/D&B1"), and a new company named The Dun & Bradstreet Corporation ("D&B2") (the "1998 Distribution"). During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated ("IMS") and Nielsen Media Research, Inc. ("NMR") (the "1998 Cognizant Distribution"). In September 2000, D&B2 separated through a spin-off into two separate public companies: D&B2, which changed its name to Moody's Corporation ("Moody's" and also referred to elsewhere in this Annual Report on Form 10-K as "Moody's/D&B2"), and a new company named The Dun & Bradstreet Corporation ("we" or "D&B3" and also referred to elsewhere in this Annual Report on Form 10-K as "D&B") (the "2000 Distribution").

Tax Matters

Moody's/D&B2 and its predecessors entered into global tax-planning initiatives in the normal course of business, principally through tax-free restructurings of both their foreign and domestic operations. As further described below, we undertook contractual obligations to be financially responsible for a portion of certain liabilities arising from certain historical tax-planning initiatives ("Legacy Tax Matters").

(Tabular dollar amounts in millions, except per share data)

As of the end of 2005, settlement agreements had been executed with the IRS with respect to the Legacy Tax Matters previously referred to in our SEC filings as "Utilization of Capital Losses" and "Royalty Expense Deductions." With respect to the Utilization of Capital Losses matter, the settlement agreement resolved the matter in its entirety. For the Royalty Expense Deductions matter, the settlement covered tax years 1995 and 1996, which represented approximately 90% of the total potential liability to the IRS, including penalties. We believe we are adequately reserved for the remaining exposure.

In addition, with respect to these two settlement agreements, we believe that IMS and NMR did not pay the IRS the full portion of the settlements they were required to pay under the applicable spin-off agreements. Because we had agreed with Donnelley/D&B1 that we and Moody's would cover any shortfall to the IRS, D&B and Moody's each paid the IRS approximately $12.8 million more than required by the spin-off agreements. Our efforts to obtain reimbursement from IMS and NMR for payment of this shortfall were unsuccessful.

In August 2006, we, together with Moody's Corporation and R.H. Donnelley Corporation, filed an arbitration to enforce our rights and recover amounts owed by IMS and NMR with respect to the Utilization of Capital Losses matter. In December 2007, the Arbitration Tribunal issued a Partial Award that set forth a methodology for calculating the parties' respective shares of the tax liability and directed the parties to attempt to agree on a dollar award consistent with the methodology set out in the Partial Award. If the parties are unable to come to agreement, they are to submit their respective calculations to the Tribunal by March 14, 2008. We believe the calculations implementing the methodology set forth in the Partial Award will result in a Final Award that provides for a dollar award in our favor.

We may also commence arbitration against IMS and NMR with respect to amounts owed by them with respect to the Royalty Expense Deductions matter.

We believe that the resolution of the remaining exposure to the IRS under the Royalty Expense Deductions matter and the foregoing disputes with IMS and NMR will not have a material adverse impact on D&B's financial position, results of operations or cash flows.

With respect to our remaining Legacy Tax Matter, referred to as "Amortization and Royalty Expense Deductions/Royalty Income—1997-2007," we made a deposit with the IRS in March 2006 of $39.8 million to stop the further accrual of statutory interest on potential tax deficiencies with respect to tax years 1997-2002. We believe that the limitations period for assessing additional income taxes for taxable years 1997-2002 expired on December 31, 2006. Nevertheless, in June 2007, the IRS issued Notices of Deficiency relating to tax years 1997, 1998, 2001, and 2002 in which the IRS asserted taxes and penalties totaling $15.8 million. With interest, the asserted deficiencies total approximately $24 million, of which D&B's share is approximately $16 million. In November 2007, the IRS assessed the taxes and penalties asserted in the Notices of Deficiency together with interest and utilized a portion of our deposit to satisfy the assessment. We believe the assessment is illegal because it was made after the expiration of the statute of limitations, and we are presently evaluating our alternatives for recovering the portion of the deposit that was taken by the IRS to satisfy the assessment. In addition, we have requested that the IRS return all amounts that remain on deposit, plus the interest that has accrued on such amounts. To date, the IRS has returned approximately $8 million to us. We will report a further gain and a further return of cash if and to the extent we are able to recover more than $24 million of our deposit from the IRS.

Legal Proceedings

Hoover's—Initial Public Offering Litigation

On November 15, 2001, a putative shareholder class action lawsuit was filed against Hoover's Inc. ("Hoover's"), certain of its then current and former officers and directors (the "Individual Defendants"), and one of the underwriters of Hoover's July 1999 initial public offering ("IPO"). The lawsuit was filed in the U.S. District Court for the Southern

(Tabular dollar amounts in millions, except per share data)

District of New York on behalf of purchasers of Hoover's stock between July 20, 1999 and December 6, 2000. The operative complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 against Hoover's and the Individual Defendants. Plaintiffs allege that the underwriter allocated stock in Hoover's IPO to certain investors in exchange for commissions and agreements by those investors to make additional purchases of stock in the aftermarket at prices above the IPO price. Plaintiffs allege that the prospectus for Hoover's IPO was false and misleading because it did not disclose these arrangements.

The defense of the action is being coordinated with more than 300 other nearly identical actions filed against other companies. Hoover's moved to dismiss all claims against it but the motion was denied. On December 5, 2006, the Second Circuit vacated a decision by the district court granting class certification in six "focus" cases, which are intended to serve as test cases. Plaintiffs selected these six cases, which do not include Hoover's. On April 6, 2007, the Second Circuit denied the petition for rehearing filed by plaintiffs, but noted that plaintiffs could ask the district court to certify more narrow classes than those that were rejected.

Prior to the Second Circuit's decision, the majority of issuers, including Hoover's, had submitted a settlement agreement to the district court for approval. In light of the Second Circuit opinion, the parties agreed that the settlement could not be approved. On June 25, 2007, the district court approved a stipulation filed by the plaintiffs and the issuers which terminated the proposed settlement. On August 14, 2007, plaintiffs filed amended complaints in the six focus cases. On September 27, 2007, plaintiffs filed a motion for class certification in the six focus cases. Neither Hoover's nor the individual defendants are named in the six focus cases. On November 14, 2007, the issuers and the underwriters named as defendants in the six focus cases filed motions to dismiss the amended complaints against them. On December 21, 2007, the issuers and the underwriters filed papers opposing plaintiffs' motion for class certification, and plaintiffs filed an opposition to defendants' motions to dismiss. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of this matter, including whether we will be able to negotiate a settlement. We believe that our reserves for this matter are adequate. As of December 31, 2007, we have $0.2 million of net reserves recorded in the consolidated financial statements, representing the deductible under the Company's operative insurance policies.

Other Matters

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities and financing transactions, D&B indemnifies other parties, including customers, lessors and parties to other transactions with D&B, with respect to certain matters. D&B has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. D&B has also entered into indemnity obligations with its officers and directors of the Company. Additionally, in certain circumstances, D&B issues guarantee letters on behalf of our wholly-owned subsidiaries for specific situations. It is not possible to determine the maximum potential amount of future payments under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by D&B under these agreements have not had a material impact on our consolidated financial statements.

Note 14. Segment Information

The operating segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated by management on a timely basis to assess performance and to allocate resources. Our results are reported under the following two segments: U.S. and International (which consists of operations in Canada, Europe, Asia Pacific and Latin America). Our customer solution sets are Risk Management Solutions™, Sales & Marketing Solutions™, E-Business Solutions™ and Supply Management Solutions™. Inter-segment sales are immaterial and no single customer accounted for 10% or more of our total

(Tabular dollar amounts in millions, except per share data)

revenues. For management reporting purposes, we evaluate segment performance before restructuring charges because restructuring charges are not a component of our ongoing income or expenses and may have a disproportionate positive or negative impact on the results of our ongoing underlying business. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading "How We Manage Our Business" in this Form 10-K for further details. Additionally, transition costs, which are period costs such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement our Financial Flexibility Programs, are not allocated to our segments.

	For the Years Ended December 31,		
	2007	2006	2005
Revenue:			
U.S.	$1,248.3	$1,164.2	$1,087.8
International	350.9	310.7	292.2
Consolidated Total	$1,599.2	$1,474.9	$1,380.0
Operating Income (Loss):			
U.S.	$ 466.0	$ 425.8	$ 405.5
International	69.0	74.6	62.8
Total Divisions	535.0	500.4	468.3
Corporate and Other(1)	(109.4)	(106.7)	(103.7)
Consolidated Total	425.6	393.7	364.6
Non-Operating Income (Expense), Net	0.7	(13.3)	(9.7)
Income before Provision for Income Taxes	$ 426.3	$ 380.4	$ 354.9
Depreciation and Amortization:(2)			
U.S.	$ 31.9	$ 24.6	$ 27.2
International	12.2	7.3	7.1
Total Divisions	44.1	31.9	34.3
Corporate and Other	2.5	0.2	0.3
Consolidated Total	$ 46.6	$ 32.1	$ 34.6
Capital Expenditures:			
U.S.(3)	$ 11.0	$ 4.2	$ 4.0
International	2.1	7.4	1.6
Total Divisions	13.1	11.6	5.6
Corporate and Other	0.6	—	0.1
Consolidated Total	$ 13.7	$ 11.6	$ 5.7
Additions to Computer Software and Other Intangibles:			
U.S.	$ 47.1	$ 32.3	$ 18.1
International	11.3	8.3	4.1
Total Divisions	58.4	40.6	22.2
Corporate and Other	—	—	—
Consolidated Total	$ 58.4	$ 40.6	$ 22.2

	At December 31,		
	2007	2006	2005
Assets:			
U.S.	$ 677.6	$ 513.3	$ 452.8
International	581.5	424.9	464.2
Total Divisions	1,259.1	938.2	917.0
Corporate and Other (primarily domestic pensions and taxes)	399.7	421.9	696.4
Consolidated Total	$1,658.8	$1,360.1	$1,613.4
Goodwill(4):			
U.S.	$ 217.2	$ 125.1	$ 122.9
International	126.6	99.9	80.4
Consolidated Total	$ 343.8	$ 225.0	$ 203.3

(Tabular dollar amounts in millions, except per share data)

(1) The following table itemizes "Corporate and Other:"

	For the Years Ended December 31,		
	2007	2006	2005
Corporate Costs	$ (71.3)	$ (64.3)	$ (51.5)
Transition Costs (costs to implement our Financial Flexibility Programs)	(13.0)	(16.9)	(21.5)
Restructuring Expense	(25.1)	(25.5)	(30.7)
Total Corporate and Other	$(109.4)	$(106.7)	$(103.7)

(2) Includes depreciation and amortization of Property, Plant and Equipment, Computer Software and Other Intangibles.

(3) This increase in capital expenditures in the U.S. to $11.0 million for the year ended December 31, 2007 from $4.2 million for the year ended December 31, 2006 was primarily driven by increased investments, such as DNBi, DUNSRight Quality Process and Acxiom.

(4) The increase in goodwill in the U.S. to $217.2 million at December 31, 2007 from $125.1 million at December 31, 2006, is primarily attributable to the acquisitions described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K. The increase in goodwill in International to $126.6 million at December 31, 2007 from $99.9 million at December 31, 2006, is primarily attributable to the joint ventures as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and the impact of foreign currency translation. The increase in goodwill in the U.S. to $125.1 million at December 31, 2006 from $122.9 million at December 31, 2005, was attributable to the acquisitions described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K. The increase in goodwill in International to $99.9 million at December 31, 2006 from $80.4 million at December 31, 2005, was attributable to foreign currency translation.

Supplemental Geographic and Customer Solution Set Information:

	At December 31,		
	2007	2006	2005
Long-Lived Assets:			
U.S.(5)	$708.5	$463.7	$568.2
International	182.3	136.4	125.0
Consolidated Total	$890.8	$600.1	$693.2

(5) The increase in long-lived assets in the U.S. to $708.5 million at December 31, 2007 from $463.7 million at December 31, 2006 is primarily attributable to our current year acquisitions as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and the increase in Prepaid Pension Costs.

	For the Years Ended December 31,		
	2007	2006	2005
Customer Solution Set Revenue:			
U.S.:			
Risk Management Solutions	$ 711.7	$ 684.7	$ 655.7
Sales & Marketing Solutions	389.5	355.8	331.5
E-Business Solutions	100.4	83.2	67.2
Supply Management Solutions	46.7	40.5	33.4
Total U.S. Revenue	1,248.3	1,164.2	1,087.8
International:			
Risk Management Solutions	269.3	244.4	233.9
Sales & Marketing Solutions	70.0	56.4	51.3
E-Business Solutions	7.1	5.5	2.8
Supply Management Solutions	4.5	4.4	4.2
Total International Revenue	350.9	310.7	292.2
Consolidated Total:			
Risk Management Solutions	981.0	929.1	889.6
Sales & Marketing Solutions	459.5	412.2	382.8
E-Business Solutions	107.5	88.7	70.0
Supply Management Solutions	51.2	44.9	37.6
Consolidated Revenue	$1,599.2	$1,474.9	$1,380.0

(Tabular dollar amounts in millions, except per share data)

Note 15. Supplemental Financial Data

Other Accrued and Current Liabilities:

	At December 31, 2007	At December 31, 2006
Restructuring Accruals	$ 6.1	$ 13.7
Professional Fees	57.0	43.9
Operating Expenses	30.1	25.9
Spin-Off Obligation(1)	19.9	28.5
Dividends Payable	17.1	—
Other Accrued Liabilities	47.1	38.3
	$177.3	$150.3

(1) As part of our spin-off from Moody's/D&B2 in 2000, Moody's/D&B2 and D&B entered into a Tax Allocation Agreement dated September 30, 2000 (the "TAA"). Under the TAA, Moody's/D&B2 and D&B agreed that Moody's/D&B2 would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's/D&B2). Put simply, the tax deduction would go to the company that granted the stock options, rather than to the employer of the individual who exercised the stock options. The TAA provides, however, that if the IRS issues rules, regulations or other authority contrary to the agreed-upon treatment of the compensation expense deductions under the TAA, then the party that becomes entitled under such guidance to take the deduction may be required to reimburse the tax benefit it has realized, in order to compensate the other party for its loss of such deduction. In 2002 and 2003, the IRS issued rulings that appear to provide that under the circumstances applicable to us the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (i.e., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's/D&B2 options). We have filed tax returns for 2001 through 2006, and made estimated tax deposits for 2007, consistent with the IRS' rulings. We received (or believe we are due) the benefit of additional tax deductions, and under the TAA we may be required to reimburse Moody's/D&B2 for the loss of income tax deductions relating to tax years 2003 to 2007 of approximately $19.9 million in the aggregate for such years. This potential reimbursement would be accounted for as a reduction to shareholders' equity. During the year ended December 31, 2006, we made a payment of $20.9 million to Moody's/D&B2 under the TAA that was fully accrued for as of December 31, 2005. During the year ended December 31, 2007, we did not make a payment to Moody's/D&B2. We may also be required to pay additional amounts in the future based upon interpretations by the parties of the TAA and the IRS' rulings, timing of future exercises of stock options, the future price of stock underlying the stock options and relevant tax rates. As of December 31, 2007, current and former employees of D&B held 0.6 million Moody's stock options. These stock options had a weighted average exercise price of $11.66 and a remaining, weighted average contractual life of one and a half years. All of these stock options are currently exercisable.

Property, Plant and Equipment at cost—Net:

	At December 31, 2007	At December 31, 2006
Land	$ 4.7	$ 4.7
Buildings	29.7	29.3
Furniture and Equipment(2)	130.0	134.7
	164.4	168.7
Less: Accumulated Depreciation	125.5	128.9
	38.9	39.8
Leasehold Improvements, less:		
Accumulated Amortization of $16.1 and $13.1	11.4	10.7
	$ 50.3	$ 50.5

(Tabular dollar amounts in millions, except per share data)

(2) Includes $0.9 million and $6.1 million of furniture and equipment acquired in the fourth quarter of 2007 and 2006 for which payment had not been made as of December 31, 2007 and 2006, respectively.

Other Income (Expense)—Net:

	For the Years Ended December 31,		
	2007	2006	2005
Miscellaneous Other Income (Expense)—Net(3)	$ 1.8	$(0.3)	$ 0.2
Gain associated with Huaxia/D&B China Joint Venture(4)	5.8	—	—
Gain associated with Tokyo Shoko Research/D&B Japan Joint Venture(5)	13.2	—	—
Net Gain (Loss) on the Sale of Other Investments	0.9	—	3.5
Final Resolution of All Disputes on the Sale of our French Business	—	—	(3.7)
Lower Costs Related to the Sale of the Iberian Business	—	—	0.8
Other Income (Expense)—Net	$21.7	$(0.3)	$ 0.8

(3) Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily due to Legacy Tax Matters. Miscellaneous Other Income (Expense)—Net decreased for the year ended December 31, 2006, compared to the year ended December 31, 2005, primarily due to increased foreign currency transaction losses partially offset by lower bank fees.

(4) During the year ended December 31, 2007, we recognized a gain related to our Huaxia/D&B China Joint Venture of $5.8 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

(5) During the year ended December 31, 2007, we recognized a gain related to our Tokyo Shoko Research/D&B Japan Joint Venture of $13.2 million related to the minority owner's share of the difference between the fair value of our contributed business and its carrying amount.

Computer Software and Goodwill:

	Computer Software	Goodwill
January 1, 2006	$ 31.4	$217.0
Additions at cost	40.4	—
Amortization	(19.1)	—
Acquisitions	—	1.6
Other(6)	0.9	6.4
December 31, 2006	53.6	225.0
Additions at cost(7)	61.2	—
Amortization	(28.7)	—
Acquisitions/Joint Ventures	0.4	113.0
Other(6)	1.4	5.8
December 31, 2007	$ 87.9	$343.8

(6) Primarily due from the reallocation of goodwill related to discontinued operations and the impact of foreign currency fluctuations. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K.

(7) Includes $3.1 million of computer software acquired in the fourth quarter of 2007 for which payment had not been made as of December 31, 2007.

(Tabular dollar amounts in millions, except per share data)

Other Intangibles (included in Other Non-Current Assets):

	Customer Lists	Trademarks, Patents and Other	Total
January 1, 2006	$ 3.8	$ 8.3	$12.1
Acquisitions	—	4.9	4.9
Amortization	(1.6)	(1.8)	(3.4)
Other	(0.2)	0.3	0.1
December 31, 2006	2.0	11.7	13.7
Acquisitions	—	53.8	53.8
Amortization	(1.8)	(5.5)	(7.3)
Other(8)	0.1	(0.2)	(0.1)
December 31, 2007	$ 0.3	$59.8	$60.1

(8) Primarily due to the impact of foreign currency fluctuations.

Allowance for Doubtful Accounts:

January 1, 2005	$ 16.8
Additions charged to costs and expenses	5.7
Write-offs	(2.4)
Other	0.8
December 31, 2005	20.9
Additions charged to costs and expenses	5.1
Write-offs	(6.5)
Other	0.8
December 31, 2006	20.3
Additions charged to costs and expenses	12.6
Write-offs	(13.3)
Other	(0.6)
December 31, 2007	$ 19.0

Deferred Tax Asset Valuation Allowance:

January 1, 2005	$54.1
Additions charged (credited) to costs and expenses	1.4
Additions charged (credited) due to foreign currency fluctuations	(4.4)
December 31, 2005	51.1
Additions charged (credited) to costs and expenses	(1.1)
Additions charged (credited) due to foreign currency fluctuations	2.7
December 31, 2006	52.7
Additions charged (credited) to costs and expenses	(0.7)
Additions charged (credited) due to foreign currency fluctuations	1.5
Additions charged (credited) to other accounts	3.2
Effect of the adoption of FIN 48	(7.8)
December 31, 2007	$48.9

(Tabular dollar amounts in millions, except per share data)

Note 16. Quarterly Financial Data (Unaudited)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2007					
Operating Revenue:					
U.S.	$302.5	$291.6	$291.9	$362.3	$1,248.3
International	76.5	89.2	82.8	102.4	350.9
Consolidated Operating Revenue	$379.0	$380.8	$374.7	$464.7	$1,599.2
Operating Income (Loss):					
U.S.	$109.1	$ 96.0	$102.8	$158.1	$ 466.0
International	9.8	21.6	14.1	23.5	69.0
Total Divisions	118.9	117.6	116.9	181.6	535.0
Corporate and Other(1)	(34.5)	(27.6)	(21.5)	(25.8)	(109.4)
Consolidated Operating Income	$ 84.4	$ 90.0	$ 95.4	$155.8	$ 425.6
Income from Continuing Operations	$ 52.4	$ 86.3	$ 55.6	$ 98.4	$ 292.7
Income from Discontinued Operations	0.3	1.3	0.5	3.3	5.4
Net Income	$ 52.7	$ 87.6	$ 56.1	$101.7	$ 298.1
Basic Earnings Per Share of Common Stock(2)					
Income from Continuing Operations	$ 0.88	$ 1.47	$ 0.96	$ 1.72	$ 5.03
Income from Discontinued Operations	0.01	0.02	0.01	0.06	0.09
Net Income	$ 0.89	$ 1.49	$ 0.97	$ 1.78	$ 5.12
Diluted Earnings Per Share of Common Stock(2)					
Income from Continuing Operations	$ 0.86	$ 1.44	$ 0.93	$ 1.68	$ 4.90
Income from Discontinued Operations	0.01	0.02	0.01	0.06	0.09
Net Income	$ 0.87	$ 1.46	$ 0.94	$ 1.74	$ 4.99
Cash Dividends Paid per Common Share	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 1.00
2006					
Operating Revenue:					
U.S.	$286.0	$271.2	$271.2	$335.8	$1,164.2
International	66.6	82.0	73.7	88.4	310.7
Consolidated Operating Revenue	$352.6	$353.2	$344.9	$424.2	$1,474.9
Operating Income (Loss):					
U.S.	$103.7	$ 87.8	$ 94.0	$140.3	$ 425.8
International	8.9	23.3	16.5	25.9	74.6
Total Divisions	112.6	111.1	110.5	166.2	500.4
Corporate and Other(1)	(26.4)	(25.9)	(33.8)	(20.6)	(106.7)
Consolidated Operating Income	$ 86.2	$ 85.2	$ 76.7	$145.6	$ 393.7
Income from Continuing Operations	$ 52.3	$ 52.6	$ 46.7	$ 87.1	$ 238.7
Income from Discontinued Operations	(0.8)	(0.4)	(0.9)	4.1	2.0
Net Income	$ 51.5	$ 52.2	$ 45.8	$ 91.2	$ 240.7
Basic Earnings Per Share of Common Stock(2)					
Income from Continuing Operations	$ 0.79	$ 0.82	$ 0.76	$ 1.44	$ 3.77
Income (Loss) from Discontinued Operations	(0.02)	(0.01)	(0.02)	0.06	0.04
Net Income	$ 0.77	$ 0.81	$ 0.74	$ 1.50	$ 3.81
Diluted Earnings Per Share of Common Stock(2)					
Income from Continuing Operations	$ 0.76	$ 0.80	$ 0.74	$ 1.40	$ 3.67
Income (Loss) from Discontinued Operations	(0.01)	(0.01)	(0.02)	0.06	0.03
Net Income	$ 0.75	$ 0.79	$ 0.72	$ 1.46	$ 3.70

(1) The following table itemizes the components of the "Corporate and Other" category of Operating Income (Loss).

(Tabular dollar amounts in millions, except per share data)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2007					
Corporate Costs	$(16.8)	$(19.6)	$(17.3)	$(17.6)	$ (71.3)
Transition Costs (costs to implement our Financial Flexibility Programs)	(2.9)	(3.1)	(3.1)	(3.9)	(13.0)
Restructuring Expense	(14.8)	(4.9)	(1.1)	(4.3)	(25.1)
Total Corporate and Other	$(34.5)	$(27.6)	$(21.5)	$(25.8)	$(109.4)
2006					
Corporate Costs	$(15.5)	$(17.5)	$(15.0)	$(16.3)	$ (64.3)
Transition Costs (costs to implement our Financial Flexibility Programs)	(4.5)	(4.8)	(4.6)	(3.0)	(16.9)
Restructuring Expense	(6.4)	(3.6)	(14.2)	(1.3)	(25.5)
Total Corporate and Other	$(26.4)	$(25.9)	$(33.8)	$(20.6)	$(106.7)

(2) The number of weighted average shares outstanding changes as common shares are issued for employee benefit plans and other purposes or as shares are repurchased. For this reason, the sum of quarterly earnings per share may not be the same as earnings per share for the year.

Note 17. Discontinued Operations and Other Transactions

On December 27, 2007, we completed the sale of our Italian real estate business for approximately $9.0 million and received indemnification against certain potential data use fees. The financial statements for our subsidiaries outside the U.S. and Canada reflect a fiscal year ended November 30, in order to facilitate timely reporting of our consolidated financial results and financial position. We have reflected the results of this business as discontinued operations in the consolidated statement of earnings for all years presented. The Italian real estate business was historically recorded in our International segment.

We will recognize a gain on the sale of this business in the first quarter of 2008.

Results of discontinued operations were comprised of:

	For the Years Ended December 31,		
	2007	2006	2005
Revenue	$60.5	$56.4	$63.6
Operating Income (Loss)	$13.6	$ 8.6	$(0.6)
Non-Operating Income (Expense)—Net	0.3	(0.2)	(0.2)
Income (Loss) before Provision for Income Taxes	13.9	8.4	(0.8)
Provision for Income Taxes	5.2	4.7	0.5
Minority Interest Income (Expense)	(3.3)	(1.7)	—
Income (Loss) from Discontinued Operations	$ 5.4	$ 2.0	$(1.3)

(Tabular dollar amounts in millions, except per share data)

The assets and liabilities of the Italian real estate business are reflected as discontinued operations held for sale in our consolidated balance sheets as of December 31, 2007 and 2006 and were comprised of:

	December 31,	
	2007	2006
Cash and Cash Equivalents	$14.0	$10.6
Accounts Receivable	17.0	16.8
Deferred Income Tax	3.2	3.3
Other Current Assets	1.7	1.8
Goodwill	4.7	3.2
Total Assets	$40.6	$35.7
Accounts Payable	$ 1.6	$ 3.0
Other Accrued and Current Liabilities	20.6	18.6
Accrued Income Tax	1.2	0.9
Pension and Postretirement Benefits	1.7	1.6
Minority Interest Liability	5.9	2.6
Total Liabilities	$31.0	$26.7

Other Transactions

During the first quarter of 2005, we sold our equity investment in a South African company. We received proceeds of $5.3 million and recognized a pre-tax gain of approximately $3.5 million in the second quarter of 2005 in "Other Income (Expense)—Net."

Note 18. Subsequent Events

Financial Flexibility Program

An integral component of our strategy is creating financial flexibility to fund investments for growth and to create shareholder value.

Through our Financial Flexibility Program we continually and systematically seek ways to improve our performance in terms of quality and cost. Specifically, we seek to eliminate, standardize, consolidate and automate our business functions. As a part of each program, we have incurred a restructuring charge, which generally consists of, among other things, employee severance and termination costs. We also have incurred transition costs, which generally consist of other costs necessary to accomplish the process changes such as consulting fees, cost of temporary workers, relocation costs and stay bonuses.

Our 2008 Financial Flexibility Program, which was approved on January 24, 2008, builds on efforts initiated in 2007 to reduce significantly the complexity of our business, a process that we anticipate continuing over the next several years. Specifically, in 2008, we will continue to address complexity reduction and create financial flexibility through several initiatives including the following:

- *Enhancing Organizational Effectiveness:* this initiative is intended to reduce organizational complexity and improve the efficiency of how we are organized and how we operate as a business by continuing to address spans of control, consolidating like functions and eliminating non-essential activities;
- *Simplifying our Products and Technology:* this initiative is intended to simplify the various platforms and products we offer our customers and moving to fewer and easier to use web-based platforms like DNBi and Hoover's and eliminating and consolidating systems and technology infrastructure;
- *Streamlining Data Collection and Product Ordering:* this initiative is intended to standardize and automate processes to drive efficiencies and quality to support our overall DUNSRight data strategy; and

(Tabular dollar amounts in millions, except per share data)

- *Improving Overall Business Effectiveness:* this initiative is intended to improve the efficiencies of our operations by centralizing management of key cost drivers, vendor consolidation and contract renegotiation. In addition, we are focusing on driving revenue growth by reducing the non-selling time of our sales force, enhancing our new customer acquisition activities and go-to-market approaches.

On an annualized basis, the actions under our 2008 Financial Flexibility Program are expected to create $75 million to $80 million of financial flexibility, of which approximately $60 million to $65 million will be generated in 2008, before any transition costs and restructuring charges and before any reallocation of savings generated by the initiatives. We expect all actions under our 2008 program to be completed by December 2008. To implement these initiatives we expect to incur transition costs of approximately $13 million to $15 million in 2008.

In addition, we expect to incur restructuring charges totaling $20 million to $25 million pre-tax, of which $18 million to $23 million relate to severance, approximately $1 million relate to lease termination obligations and approximately $1 million relate to other exit costs in 2008.

Approximately $30 million to $40 million of these transition costs and restructuring charges are expected to result in cash expenditures. As a result of this financial flexibility program we expect that approximately 300-350 positions will be eliminated globally.

Credit Facility

On January 25, 2008, we exercised a $150 million expansion feature on our $500 million credit facility expanding the total facility to $650 million.

Interest Rate Risk

In January 2008, we entered into a series of rate locks with a notional value of $400 million to hedge treasury rate volatility in anticipation of a future debt issuance.

Item 9. *Changes in and Disagreements with Accountants on Auditing and Financial Disclosure*

Not Applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures ("Disclosure Controls") as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") as of the end of the period covered by this report. This evaluation ("Controls Evaluation") was done with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

Disclosure Controls are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within D&B have been detected. Judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individual acts, by collusion of two or more people, or by management override. A design of a control system is also based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Our Disclosure Controls are designed to provide reasonable assurance of achieving their objectives.

Conclusions regarding Disclosure Controls

Based upon our Controls Evaluation, our CEO and CFO have concluded that as of the end of our fiscal year ended December 31, 2007, our Disclosure Controls are effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control Over Financial Reporting and Management's Statement of Management's Responsibility for Financial Statements are contained in Item 8. of this Annual Report on Form 10-K.

Change in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required to be furnished by this Item 10. "Directors, Executive Officers and Corporate Governance," is incorporated herein by reference from our Notice of Annual Meeting of Stockholders and Proxy Statement to be filed within 120 days after D&B's fiscal year end of December 31, 2007 (the "Proxy Statement").

Item 11. *Executive Compensation*

The information required to be furnished by this Item 11. "Executive Compensation," is incorporated herein by reference from our Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required to be furnished by this Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," is incorporated herein by reference from our Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of December 31, 2007:

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders(1) ...	3,330,109(2)	$46.63	3,030,574(3)

(1) This table includes information for two equity compensation plans adopted in connection with our separation from Moody's Corporation. As of December 31, 2007, a total of 205,114 shares of our common stock were issuable upon exercise of outstanding options and other rights under those two plans. The weighted average exercise price of those outstanding options and other rights is $14.87 per share. No additional options or other rights may be granted under these plans.

(2) Includes options to purchase 3,238,366 shares of our common stock, restricted stock units with respect to 87,072 shares of our common stock and deferred performance shares of 4,671 shares of our common stock. This amount does not include 387,500 outstanding shares of restricted common stock.

(3) Includes shares available for future purchases under our ESPP. As of December 31, 2007, an aggregate of 755,277 shares of our common stock were available for purchase under the ESPP.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required to be furnished by this Item 13. "Certain Relationships and Related Transactions and Director Independence," is incorporated herein by reference from our Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required to be furnished by this Item 14. "Principal Accountant Fees and Services," is incorporated herein by reference from our Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) List of documents filed as part of this report.

(1) *Financial Statements.*

See Index to Financial Statements and Schedules in Part II, Item 8. of this Form 10-K.

(2) *Financial Statement Schedules.*

None.

(3) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

(b) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2008.

The Dun & Bradstreet Corporation (Registrant)

By: /s/ STEVEN W. ALESIO

Steven W. Alesio
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on February 25, 2008.

/s/ STEVEN W. ALESIO **Steven W. Alesio**	Director, Chairman and Chief Executive Officer (principal executive officer)
/s/ ANASTASIOS G. KONIDARIS **Anastasios G. Konidaris**	Senior Vice President and Chief Financial Officer (principal financial officer)
/s/ ANTHONY PIETRONTONE JR. **Anthony Pietrontone Jr.**	Principal Accounting Officer (principal accounting officer)
/s/ AUSTIN A. ADAMS **Austin A. Adams**	Director
/s/ JOHN W. ALDEN **John W. Alden**	Director
/s/ CHRISTOPHER J. COUGHLIN **Christopher J. Coughlin**	Director
/s/ JAMES N. FERNANDEZ **James N. Fernandez**	Director
/s/ SARA MATHEW **Sara Mathew**	Director
/s/ VICTOR A. PELSON **Victor A. Pelson**	Director
Sandra E. Peterson	Director
/s/ MICHAEL R. QUINLAN **Michael R. Quinlan**	Director
/s/ NAOMI O. SELIGMAN **Naomi O. Seligman**	Director
/s/ MICHAEL J. WINKLER **Michael J. Winkler**	Director

INDEX TO EXHIBITS

Exhibit Number

3. Articles of Incorporation and By-laws

3.1 Restated Certificate of Incorporation of the Registrant, as amended effective October 1, 2000 (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000) and Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A to the Rights Agreement, dated as of August 15, 2000, between the Registrant (f.k.a. The New D&B Corporation) and Computershare Limited (f.k.a. EquiServe Trust Company, N.A.), as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, file number 1-15967, filed September 15, 2000).

3.2 Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to Registrant's Registration Statement on Form 10, file number 1-15967, filed June 27, 2000).

4. Instruments Defining the Rights of Security Holders, Including Indentures

4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 10, file number 1-15967, filed September 11, 2000).

4.2 Rights Agreement, dated as of August 15, 2000, between the Registrant (f.k.a. The New D&B Corporation) and Computershare Limited (f.k.a. EquiServe Trust Company, N.A.), as Rights Agent, which includes the Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A thereto, the Form of Right Certificate as Exhibit B thereto and the Summary of Rights to Purchase Preferred Shares as Exhibit C thereto (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, file number 1-15967, filed September 15, 2000).

4.3 Five-Year Credit Agreement, dated April 19, 2007, among The Dun & Bradstreet Corporation, the Borrowing Subsidiaries Party thereto, JPMorgan Chase Bank, as Administrative Agent, Bank of Tokyo-Mitsubishi Trust Company and Citicorp USA, Inc., as Syndication Agents, The Bank of New York and Suntrust Bank, as Documentation Agents and the Lenders Party thereto (incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K, file number 1-15967, filed April 19, 2007).

4.4 Indenture, dated as of March 14, 2006, between the Dun & Bradstreet Corporation and The Bank of New York, including the Form of 5.50% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 14, 2006).

10. Material Contracts

10.1 Distribution Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.2 Tax Allocation Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.3 Employee Benefits Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1- 15967, filed October 4, 2000).

10.4	Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).
10.5	Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to R.H. Donnelley Corporation (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).
10.6	Distribution Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).
10.7	Tax Allocation Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).
10.8	Employee Benefits Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and Moody's Corporation (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Moody's Corporation, file number 1-14037, filed August 14, 1998).
10.9	Distribution Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(x) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).
10.10	Tax Allocation Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(y) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).
10.11	Employee Benefits Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(z) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997).
10.12	Business Process Services Agreement made and effective as of October 15, 2004 by and between the Company and International Business Machines Corporation (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 14, 2005). This Exhibit has been redacted pursuant to a confidentiality request under Rule 24(b)-2 of the Securities Exchange Act of 1934, as amended.
10.13	Technology Services Agreement between the Registrant and Computer Sciences Corporation, dated June 27, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 13, 2002).
10.14†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 4, 2006).
10.15†	Employment Agreement, dated December 31, 2004, between Steven W. Alesio and the Company (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed January 4, 2005).

10.16† Amendment No. 1 to the Employment Agreement between Steven W. Alesio and the Company, dated June 29, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed August 7, 2007).

10.17† Amendment No. 2 to the Employment Agreement between Steven W. Alesio and the Company, dated December 13, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 19, 2007).

10.18† The Dun & Bradstreet Executive Transition Plan (incorporated by reference to Exhibit 10.20 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.19† Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.20† The Dun & Bradstreet Career Transition Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2007).

10.21† Executive Retirement Plan of The Dun & Bradstreet Corporation, as amended May 1, 2007 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 4, 2007).

10.22† Pension Benefit Equalization Plan of The Dun & Bradstreet Corporation (incorporated by reference to Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.23† Supplemental Executive Benefit Plan of The Dun & Bradstreet Corporation, as amended May 1, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 4, 2007).

10.24† Profit Participation Benefit Equalization Plan of The Dun & Bradstreet Corporation (incorporated by reference to Exhibit 10.24 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.25† The Dun & Bradstreet Corporation Non-Employee Directors' Deferred Compensation Plan (as Amended and Restated effective December 6, 2005) (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 12, 2005).

10.26† 2000 Dun & Bradstreet Corporation Replacement Plan for Certain Directors Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.27† 2000 Dun & Bradstreet Corporation Replacement Plan for Certain Employees Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.28 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.28† The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (as amended and restated May 3, 2005) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed May 9, 2005).

10.29†* 2000 Dun & Bradstreet Corporation Non-Employee Directors' Stock Incentive Plan.

10.30† The Dun & Bradstreet Corporation Non-Funded Deferred Compensation Plan for Non-Employee Directors (as assumed by the Registrant) (incorporated by reference to Exhibit 10.18 to Moody's Corporation Quarterly Report on Form 10-Q, file number 1-14037, filed October 20, 1999).

10.31† Form of Limited Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.25 to Moody's Corporation Quarterly Report on Form 10-Q, file number 1-14037, filed August 14, 1998).

10.32† The Dun & Bradstreet Corporation Covered Employee Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.33† The Dun & Bradstreet Corporation Cash Incentive Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 21, 2001).

10.34† Form of Detrimental Conduct Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.35† Key Employees' Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 6, 2002).

10.36† Form of International Stock Option Award under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.35 to the Registrants' Form 10-K, file number 1-15967, filed February 28, 2007).

10.37† The Dun & Bradstreet Corporation 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 28, 2003).

10.38† Form of Stock Option Award Agreement under the 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.39† Form of Restricted Stock Unit Award Agreement under the 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.40† Form of Restricted Stock Award Agreement under the 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.41† Form of Restricted Stock Award Agreement, effective February 23, 2007, under the 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.42† Form of International Restricted Stock Unit Award Agreement, effective February 23, 2007, under the 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.43† Form of Stock Option Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.44†* Form of Stock Option Award Agreement, effective January 29, 2008, under the 2000 Non-employee Directors' Stock Incentive Plan.

10.45† Form of Restricted Share Unit Award Agreement under the 2000 Non-employee Directors' Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 8, 2004).

10.46† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.47† Form of Restricted Stock Unit Award Agreement, effective February 23, 2007, under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

21. Subsidiaries of the Registrant

21.1* Subsidiaries of the Registrant as of December 31, 2007.

23. Consents of Experts and Counsel

23.1* Consent of Independent Registered Public Accounting Firm.

31. Rule 13a-14(a)/15(d)-14(a) Certifications

31.1* Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32. Section 1350 Certifications

32.1* Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith

† Represents a management contract or compensatory plan

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Board of Directors

Austin A. Adams[1,3]
Retired Executive Vice President and
Corporate Chief Information Officer
JPMorgan Chase
(Bank Holding Company)

John W. Alden[2,3]
Retired Vice Chairman
United Parcel Service, Inc.
(Express Package Carrier Company)

Steven W. Alesio
Chairman and Chief Executive Officer
D&B

Christopher J. Coughlin[1,3]
Executive Vice President and
Chief Financial Officer
Tyco International Ltd.
(Diversified Global Products and
Services Company)

James N. Fernandez[1,2]
Executive Vice President and
Chief Financial Officer
Tiffany & Co. (Retail Jeweler)

Sara Mathew
President and Chief Operating Officer
D&B

Victor A. Pelson[1,3]
Retired Senior Advisor
UBS Securities LLC
(Investment Banking Firm)

Sandra E. Peterson[2,3]
Executive Vice President,
Bayer HealthCare LLC and
President, Bayer Diabetes Care
(Global Health Care Company)

Michael R. Quinlan[2,3]
Chairman Emeritus
McDonald's Corporation
(Global Food Service Retailer)

Naomi O. Seligman[1,2]
Senior Partner
Ostriker von Simson, Inc.
(Consultants on Information Technology)

Michael J. Winkler[2,3]
Retired Executive Vice President,
Customer Solutions Group and
Chief Marketing Officer
Hewlett-Packard Company
(Global Technology Solutions Company)

Board Committees
Audit [1]
Board Affairs [2]
Compensation & Benefits [3]

Global Leadership Team

Steven W. Alesio
Chairman and Chief Executive Officer

James P. Burke
President,
U.S. Customer Segments

Stacy A. Cashman
Managing Director
D&B UK & Ireland

Patricia A. Clifford
Senior Vice President and
Chief Human Resources Officer

James H. Delaney
Senior Vice President,
Global Sales and Marketing Solutions

Joseph M. DiBartolomeo
Senior Vice President,
Strategic Customer Solutions

David J. Emery
Senior Vice President,
Asia Pacific and
International Business Development

Charles E. Gottdiener
President,
Global Solutions

Jeffrey S. Hurwitz
Senior Vice President,
General Counsel and
Corporate Secretary

Anastasios G. Konidaris
Senior Vice President and
Chief Financial Officer

David J. Lewinter
Senior Vice President,
Global Reengineering

Sara Mathew
President and
Chief Operating Officer

Byron C. Vielehr
Chief Information Officer and
Senior Vice President,
Technology

Corporate Office
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com

Transfer Agent, Registrar
Computershare Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
Telephone: 877.498.8861 (within U.S.)
Telephone: 781.575.2725 (outside U.S.)
Hearing Impaired: 781.575.2692
Fax: 781.575.3605

Independent Auditors
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Common Stock Information
The Company's common stock (symbol DNB) is listed on the New York Stock Exchange.

Form 10-K and CEO/CFO Certifications
Upon written request, we will provide, without charge, a copy of our Form 10-K for the fiscal year ended December 31, 2007. Requests should be directed to:

D&B
Investor Relations
103 JFK Parkway
Short Hills, NJ 07078-2708

Our Form 10-K is also available on our website at www.dnb.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Annual Meeting of Shareholders
Our Annual Meeting will be held Tuesday, May 6, 2008, at 8:00am, Eastern Time at The Hilton Short Hills, 41 JFK Parkway, Short Hills, NJ. Detailed information about the meeting is contained in our Notice of 2008 Annual Meeting of Shareholders and Proxy Statement.

Decide with Confidence

D&B
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com

END